As filed with the Securities and Exchange Commission on October 28, 2011

Registration No. 333-176297

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT No. 4

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FUSIONSTORM GLOBAL INC.

(Exact name of registrant as specified in its charter)

Delaware	4813	30-0594121
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8 Cedar Street, Suite 54A

Woburn, MA 01801

(781) 782-1900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James L. Monroe

FusionStorm Global Inc.

8 Cedar Street, Suite 54A

Woburn, MA 01801

(781) 782-1900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Paul Bork, Esq. Foley Hoag LLP 155 Seaport Boulevard #1600 Boston, MA 02210-2600 (617) 832-1000	Barbara L. Becker, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 (212) 351-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 under the Securities Exchange Act of 1934. (Check one):

Large Accelerated Filer  ☐         Accelerated Filer  ☐         Non-accelerated Filer  ☒        Smaller Reporting Company  ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 28, 2011

PROSPECTUS

         Shares

Common stock

This is the initial public offering of the common stock of FusionStorm Global Inc. We are offering          Shares of our common stock. No public market currently exists for our common stock.

We have applied to list our common stock on The NASDAQ Global Market under the symbol “FSTM.”

We anticipate that the initial public offering price will be between $         and $         per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 15 of this prospectus.

	Per share	Total

Price to the public	$	$
Underwriting discount, and commissions	$	$
Proceeds to us (before expenses)	$	$

We have granted the underwriters the option to purchase          additional shares of common stock on the same terms and conditions set forth above if the underwriters sell more than              shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Needham & Company, LLC, on behalf of the underwriters, expects to deliver the shares on or about                     , 2011.

Needham & Company, LLC

Janney Montgomery Scott	Morgan Joseph TriArtisan

Prospectus dated                     , 2011

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not authorized anyone to provide you with information that is different. We are offering to sell shares of our common stock, and seeking offers to buy shares of our common stock, only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

For investors outside the United States: neither we nor any of the underwriters have taken any action to permit a public offering of the shares of our common stock or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

MARKET AND INDUSTRY DATA

The market and industry data and other statistical information used throughout this prospectus are based on independent industry publications. Although we believe that each of these publications is reliable, we have not independently verified market and industry data and other statistical information obtained from these third-party sources. By including such data and information, we do not undertake a duty to provide such data in the future or to update such data if updated. Some data in this prospectus are also based on our good faith estimates, which are derived from our review of internal surveys, independent industry publications, government publications, reports by market research firms or other published independent sources. Our estimates have not been verified by any independent source and involve risks and uncertainties and are subject to change based on various factors, including those discussed in the section entitled “Risk Factors.” None of the independent industry publications referred to in this prospectus were prepared on our behalf or at our expense. Some of the independent industry publications referred to in this prospectus are copyrighted and, in such circumstances, we have obtained permission from the copyright owners to refer to such information in this prospectus.

In particular, the reports issued by Gartner Inc., an independent information technology research and advisory firm (Gartner), and International Data Corporation, an information technology, telecommunications and technology research provider (IDC), described in this prospectus represent data, research, opinions or viewpoints published as part of syndicated subscription services available only to clients, by each of Gartner and IDC, and are not representations of fact. We have been advised by each of Gartner and IDC that its respective reports speak as of their original publication date (and not as of the date of this prospectus) and the opinions expressed in these reports are subject to change without notice.

The discussion above does not, in any manner, disclaim our responsibilities with respect to the disclosures contained in this prospectus.

In addition, we refer in this prospectus to various clients that are U.S. government entities. However, a reference by us to a U.S. government entity in this prospectus is not an endorsement of us or of this offering by any such U.S. government entity, and should not be construed or interpreted as such.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed in the section entitled “Risk Factors” and the consolidated financial statements and accompanying notes included elsewhere in this prospectus, before making an investment decision. Unless otherwise noted, industry data is derived from publicly available sources, which we have not independently verified. Except as otherwise indicated or unless the context otherwise requires, references to “we,” “our,” “us” or the “Company” refer to FusionStorm Global Inc. and the entities that will be its consolidated subsidiaries following the merger and acquisitions described below in this Prospectus Summary under the heading “The Business Combination.”

Overview

We are a provider of diversified information technology (IT) solutions to domestic and international commercial enterprises, as well as the public sector, including federal, state and local government entities, and educational institutions. We provide end-to-end IT solutions, including hardware and software, maintenance and support services, pre-sales and technical consulting, professional services and managed services, including hosting and cloud services, to address our clients’ business needs. We engage with our clients in all aspects of their IT infrastructure investment, providing services from the initial needs assessment and design to procurement and implementation to on-going support and hosting. We maintain relationships with many industry-leading technology original equipment manufacturers (OEMs), enabling us to recommend a wide range of solutions to our clients. Our consultative and technology agnostic approach allows us to deliver a seamless and integrated solution that best suits our clients’ requirements. FusionStorm Global Inc. was formed to acquire fusionstorm, Global Technology Resources, Inc. and Red River Computer Co., Inc., three information technology companies, with proceeds of this offering and shares of our common stock. To date, we have not conducted any operations other than in connection with our proposed acquisitions of fusionstorm, Global Technology Resources, Inc. and Red River Computer Co., Inc. and with this offering. Except as otherwise indicated or unless the context otherwise requires, the business operations and other information given in this Prospectus Summary assumes that this offering and these acquisitions have occurred.

Our core competency is providing comprehensive, integrated IT solutions that align our clients’ technology needs with their business and strategic objectives. Our pre-sales engineers, specialized professional services engineers and subject matter experts work alongside our clients’ internal IT teams to analyze our clients’ existing IT architecture and determine the appropriate solution. We then design, procure and implement (as resellers of the broad range of IT hardware and software products that we offer to our clients) an integrated IT solution that combines hardware and software, including security and compliance tools, from leading technology vendors. Post-implementation, we provide our clients with support in the form of managed services and maintenance and support services. We also offer proprietary IT optimization tools and IT hosting and cloud services that help our clients cost-effectively transition to next generation technologies.

As technology and strategic business needs continue to evolve, our clients are increasingly challenged to modernize and upgrade their existing IT infrastructure. We help our clients keep pace with emerging technologies by offering a range of products and services, including: servers and storage; data center and network optimization; server, desktop and client virtualization; data protection; security and compliance tools; unified communications; and cloud-based services. We continue to specialize in a diverse range of vendor technologies and have achieved the highest certification levels with many leading OEMs. Some of our key OEM relationships include Adobe, BlueCoat, CA Technologies, Cisco, Citrix, Dell, Dell Compellent, EMC, F5, Hewlett Packard, Hitachi Data Systems, IBM, Juniper, McAfee, NetApp, Novell, Oracle, RedHat, Sonicwall, Symantec, VMware and Websense.

We offer a comprehensive suite of managed services, including hosting and cloud services and advanced technical resources to support our clients’ ongoing IT needs. Cloud services include remote application management and delivery, virtual desktop infrastructure, and application and server virtualization. Our hosting and cloud services can be delivered from either our data centers or from IT systems and networks that reside in our clients’ facilities and are owned by the client. Through our Network Operations Centers (NOCs) and data centers, we provide 24x7 remote monitoring services and network management tools, fully-managed and hosted IT solutions, and cloud-based infrastructure-as-a-service offerings. Our hosted and cloud-based offerings provide a secure and highly-scalable solution that affords our clients the flexibility to expand their IT spend as their businesses grow. Utilizing these services has allowed our clients to reduce their network and data center infrastructure and related operating and capital expenditures, and to focus on their core business activities while relying on us to keep their IT systems functional.

Our engineers design, build, integrate and deliver business-driven technology solutions for our clients. As of June 30, 2011, we employed approximately 275 engineers, technicians and subject matter experts who collectively hold over 1,500 advanced certifications across more than 30 vendors and technologies. Our engineers generally average 12 years of experience. Our clients include commercial enterprises, from leading small businesses to large corporations, as well as the public sector. Representative clients we serve include Celera, Cost Plus, the Department of Veterans Affairs, eBay, Equinix, Facebook, the Food and Drug Administration, Fujitsu, Google, PNC Bank, Ross Stores, Safeway, Salesforce.com, Sony, Symantec, the U.S. Air Force, the U.S. Navy, VMware and Wal-Mart.com. Of these clients, Facebook represented more than 5% of our pro forma combined revenues in both 2009 and 2010, and Wal-Mart.com represented more than 5% of our pro forma combined revenues in 2010.

Our unaudited pro forma combined revenues, gross profit and net loss for the year ended December 31, 2010 were $727.3 million, $123.3 million and $(14.3 million), respectively. For the six months ended June 30, 2011, our unaudited pro forma combined revenues, gross profit and net income were $338.7 million, $59.9 million and $0.3 million, respectively, representing growth of 10% and 5% with regard to revenues and gross profit, respectively, over the corresponding period in 2010.

For the year ended December 31, 2010, FS’s revenues, gross profit and net loss were $376.3 million, $71.4 million and $(16.4 million), respectively. GTRI’s revenues, gross profit and net income for the same period were $163.6 million, $29.0 million and $3.0 million, respectively. Red River’s revenues, gross profit and net income for the same period were $187.4 million, $23.0 million and $5.9 million, respectively.

For the year ended December 31, 2009, FS’s revenues, gross profit and net loss were $237.5 million, $54.7 million and $(12.5 million), respectively. GTRI’s revenues, gross profit and net loss for the same period were $169.1 million, $22.5 million and $(0.6 million), respectively. Red River’s revenues, gross profit and net income for the same period were $164.3 million, $18.2 million and $2.1 million, respectively.

For the year ended December 31, 2008 FS’s revenues, gross profit and net income were $249.4 million, $57.3 million and $1.2 million, respectively. GTRI’s revenues, gross profit and net income for the same period were $128.1 million, $17.6 million and $0.1 million, respectively. Red River’s revenues, gross profit and net loss for the same period were $131.9 million, $12.2 million and $(0.1 million), respectively.

Our primary operations are based in the United States with offices and other facilities in 21 locations across the country, as well as leased and licensed space in six data center locations in the United States and two in Europe to support our hosting services.

The Business Combination

We were incorporated in 2009 to create and develop a leading, globally branded provider of diversified, end-to-end IT solutions. To date, we have conducted operations only in connection with our proposed acquisitions (which we refer to as the Business Combination) of fusionstorm (FS), Global Technology Resources, Inc. (GTRI) and Red River Computer Co., Inc. (Red River, and together with FS and GTRI, the Businesses) and with this offering.

On May 14, 2011, we and our wholly owned subsidiary, FS Merger Sub, Inc. (Merger Sub), entered into an agreement and plan of merger with FS and John G. Varel, as representative of the FS shareholders; on June 20, 2011 and October 3, 2011, the parties entered into amendments to that agreement and plan of merger (as amended, the merger agreement). Pursuant to the merger agreement, Merger Sub will merge with and into FS, with FS surviving the merger as our direct, wholly owned subsidiary. On May 31, 2011, we entered into a stock purchase agreement with GTRI, the shareholders of GTRI and Glenn Smith, as representative of the GTRI shareholders, pursuant to which we will acquire all of the issued and outstanding shares of GTRI. On June 2, 2011, we entered into a stock purchase agreement with Red River, the shareholders of Red River and Richard Bolduc, as representative of the Red River shareholders, pursuant to which we will acquire all of the issued and outstanding shares of Red River. We will consummate the merger with FS contemporaneously with the closing of this offering, and acquire GTRI and Red River immediately thereafter. The aggregate consideration that we will pay in connection with our acquisitions of FS, GTRI and Red River under the merger agreement and the stock purchase agreements is $138.5 million in cash (to be adjusted for certain working capital and other amounts) and a number of shares of our common stock equal to $128.5 million (to be adjusted for certain working capital and other amounts) divided by the price per share of our common stock in this offering (or              shares, assuming an initial public offering price of $             per share, which is the midpoint of the range listed on the cover page of this prospectus). See the section entitled “The Business Combination” for additional information regarding the terms of our acquisition agreements with FS, GTRI and Red River, including the purchase price for each acquisition.

We believe the Business Combination will enhance our competitive position and allow us to better serve our clients. Through broader geographical reach and expanded solutions offerings, such as managed services and hosting solutions, we will be able to provide a broader suite of solutions to our clients in the United States and internationally. We believe our increased scale will strengthen relationships with our OEM vendors and international clients. Finally, we believe that the Business Combination will allow us to leverage our 15-year history (on average) to implement best practices and drive operational improvements.

Since the execution of the merger agreement and the stock purchase agreements, the Company and the management of each of FS, GTRI and Red River have worked together to identify and implement measures so that the transactions contemplated by those agreements will be consummated, and to prepare for the operation of the Company after completion of the Business Combination and the closing of this offering. As part of these efforts, the Company and its incoming management have identified the individuals who will lead its commercial division, its public sector division and its services division, developed organizational charts, taken steps to reduce costs at each of the Businesses and identified revenue-generating opportunities. Some of these actions have already taken place and others will take place prior to or upon the closing of this offering. For example, GTRI and Red River have entered into two teaming agreements which enable GTRI to sell products and services under Red River’s General Services Administration Federal Supply Schedule and to sell products under Red River’s Solutions for Enterprise-Wide Procurement contract administered by the National Aeronautics and Space Administration. In addition, FS and GTRI are collaborating on providing technology products, professional services, managed hosting, virtual desktop infrastructure, virtual computing environments and managed services to certain GTRI clients, as well as providing specialized staff augmentation for a project on which FS is a subcontractor. Further, FS and Red River have identified opportunities in which Red River will be able to leverage certain certifications held by FS employees.

Our cash-saving measures at each of the Businesses, together with certain actions required by the merger agreement and the stock purchase agreements, have resulted and are expected to continue to result in cash savings, which we refer to collectively as Merger Reductions. See the sections entitled “The Business Combination—Actions Relating to the Business Combination” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—FusionStorm Global Inc.—Results of Operations” for additional information regarding the Merger Reductions.

We currently have one shareholder, Bluefin Management, LLC, the manager of which is James Monroe. Mr. Monroe is currently the sole director and an executive officer of the Company. Mr. Monroe is also the manager of JLM Management LLC, which holds a majority equity interest in Bluefin Management, LLC. No current shareholder or affiliate of FS, GTRI or Red River currently holds any ownership interest in, or is currently an officer or director of, Bluefin Management, LLC or the Company.

The IT Solutions Industry

Companies are increasingly reliant on IT to drive business growth and to facilitate faster, more responsive and lower-cost business operations. With the increasing complexity of various technologies and how they work together, we believe that there has been a fundamental shift in the industry whereby companies have moved from buying hardware, software and services from different vendors to buying an integrated solution from an IT solutions provider. This trend is largely driven by limited in-house capacity, higher costs and challenges related to internal development, deployment and maintenance of complex IT infrastructure. We offer technology products, maintenance and support services, professional services and managed services across six large and growing technology areas, which we believe meet the need for evolving IT solutions.

Technologies	Description of Services and Market Size
Data Center / Virtualization	We provide solutions for clients seeking alternative data center and IT strategies such as managed hosting, cloud computing and colocation, to affordably and reliably manage their core business processes. The global data center outsourcing market was estimated to be $105 billion in 2010, and is forecasted to grow to $127 billion by 2015 at a compound annual growth rate (CAGR) of 3.8% (Source: Gartner report G00213965, March 2011). The total market size for virtualization hardware, software and consulting services in 2009 was estimated to be $38 billion and is forecasted to grow to $62 billion by 2013 at a CAGR of 12.9% (Source: IDC report 227532, March 2011).

Enterprise Network Infrastructure	We design and implement solutions to meet our clients’ growing demands for network bandwidth and network infrastructure services that can ensure uninterrupted network availability. The worldwide enterprise networking market is expected to grow from $35 billion in 2010 to $55 billion by 2015 at a CAGR of 9.6% (Source: IDC report 227416, March 2011).

Unified Communications	We provide solutions for clients seeking to integrate email, voice and video communication technologies for mobile access, employee connectivity to enterprise systems and collaboration with geographically dispersed teams. The U.S. unified communications market was estimated to be $7 billion in 2009, forecasted to grow to $13 billion by 2014 at a CAGR of 13.3% (Source: IDC Report 228281, May 2011).

Technologies	Description of Services and Market Size

Managed Services and Cloud Computing	We provide managed network services including managed voice, VPN, conferencing, security and router services, to help clients achieve the solid networking foundation needed for strategic business-focused IT initiatives and to reap the benefits of emerging IT delivery and cloud computing. The worldwide managed network services market is expected to grow from $50 billion in 2010 to $78 billion by 2014 at a CAGR of 11.5% (Source: IDC report 223320, May 2011). Worldwide cloud application infrastructure and cloud system infrastructure spending is expected to grow from $4 billion in 2010 to $22 billion in 2015 at a CAGR of 40.1% (Source: Gartner report G00213892, June 2011).

IT Security Services	We help our clients design and implement security solutions that maintain regulatory compliance and proactively monitor networks for threats. The worldwide security services market was estimated to be $35 billion in 2010, and is expected to grow to $63 billion by 2015 at a CAGR of 12.5% (Source: IDC report 228206, May 2011).

Mobility	We help our clients achieve uninterrupted access to corporate networks, data and applications by integrating their mobile devices with the broader IT infrastructure, and designing and managing remote operations services and other mobile device management functions. The market size for worldwide mobile device management was estimated to be $265 million in 2009 and is forecasted to grow to $383 million by 2014 at a CAGR of 7.6% (Source: IDC report 224437, August 2010).

Our Strengths

The key competitive strengths of our business are:

Strong Value Proposition to Our Clients

We provide value-added IT solutions that align our clients’ technology needs with their business and strategic objectives. As the primary point of contact for meeting our clients’ IT needs, we help them reduce the time, cost and effort needed to implement comprehensive multi-vendor IT solutions, which allows our clients to focus on other critical aspects of their businesses.

End-to-end Integrated IT Solutions

We provide end-to-end integrated IT solutions, including hardware and software, maintenance and support services, professional services and managed hosting. Our pre-sales engineers rely on their experience and domain expertise to recommend the appropriate solutions from leading OEM vendors to our clients. Our professional services engineers provide a full spectrum of provisioning, configuration, testing and full implementation services to deliver a seamless, integrated solution. We also offer a complete managed services offering, including remote monitoring, cloud services, managed hosting, hosted applications, virtual desktop infrastructure (VDI), backup and recovery, data protection, managed voice over internet protocol (VoIP) and security testing and monitoring. We believe we are well positioned to help our clients proactively manage, support and upgrade their IT infrastructure as technology and business needs evolve.

Broad Vendor Relationships

We maintain strong relationships with multiple leading OEMs and distributors to ensure that our clients can leverage state-of-the-art hardware, software and other solutions across an array of vendors rather than from a single vendor. This technology agnostic approach enables us to provide our clients with an optimal IT solution that meets their needs. Our relationships with technology vendors and OEMs include storage providers such as Dell Compellent, EMC, Hitachi Data Systems and NetApp; virtualization providers such as RedHat and VMware; security providers such as BlueCoat, McAfee, Sonicwall, Symantec and Websense; diversified IT hardware and software providers such as Hewlett Packard, IBM and Oracle; networking providers such as Cisco, F5 and Juniper; and other software providers such as Adobe, CA Technologies and Novell.

Technical Expertise

To deliver our solutions, we employed approximately 275 engineers, technicians and subject matter experts as of June 30, 2011, who collectively hold over 1,500 advanced certifications across more than 30 vendors and technologies. Our engineers generally average 12 years of experience. Our pre-sales engineers work closely with our clients’ IT teams to identify the appropriate technologies to address their business needs. Our engineers develop and maintain expertise in the configuration, installation and operational support for multiple OEM solutions. Our subject matter experts possess expertise in a broad range of technologies, including compliance, computing, networking, storage, virtualization, cloud services and data center optimization. They continue to expand their technology skills, spending a significant portion of their time on acquiring new certifications and keeping pace with emerging technologies.

Client-centric Approach

Our consultative, technology agnostic strategy allows us to provide solutions that best serve the interests of our clients and earns us the role of a trusted advisor. Our flexible engagement model allows us to address our clients’ needs quickly and consistently. For example, we believe that once a need is identified, we typically are able to start servicing our clients faster than our larger competitors. While our scale allows us to serve our clients nationwide and internationally, our local offices enable us to maintain client relationships and ensure timely response to client needs. We believe our flexible, client-centric approach, record of excellent customer service, broad and deep technology expertise, proprietary tools and established processes and procedures are key differentiators that allow us to continue to effectively serve our clients.

National Coverage and Scale

We have a broad geographic reach and scale that allows us to serve our domestic and international clients throughout the United States and globally. Our three divisional hubs located in San Francisco, California, Claremont, New Hampshire and Denver, Colorado, and 26 offices and other facilities across the United States and Europe allow us to provide nationwide and international coverage to our clients, while maintaining a local relationship with our single-location clients. In order to ensure effective service for our government clients, as of June 30, 2011 we maintained office locations in Denver, Colorado, Reston, Virginia, Rockville, Maryland and San Diego, California. We believe our national coverage and scale appeals to large enterprises, mid-market businesses, smaller companies and the public sector seeking a long-term trusted partner that is able to deliver a broad array of integrated IT solutions.

Longstanding Relationships with Diverse Client Base

We served approximately 3,500 clients as of June 30, 2011, ranging from leading small businesses to large corporations, as well as the public sector. For the year ended December 31, 2010, we derived approximately 60% and 40% of our unaudited pro forma combined revenues from commercial clients and public sector clients, respectively. Our clients operate in a range of industries including financial services and insurance, healthcare, technology, software, electronics, Internet/Web 2.0, media, retail, federal, state and local governmental entities, and defense contractors. We believe that our record of historical performance, understanding of our clients’ technology infrastructures and experience delivering superior results enable us to strengthen relationships with existing clients, win new clients, and offer a significant advantage in continuing to be chosen for our clients’ new technology initiatives. As an illustration of this strength, all of our top 10 clients in 2010 purchased solutions from us in at least each of the previous three years.

Our Strategies

Our objective is to increase our market position as a leading comprehensive IT solutions provider on a global scale. To achieve that objective, we utilize the following strategies:

Grow Revenues from Existing Clients

We believe that our client base is currently underpenetrated. We intend to leverage our extensive understanding of our clients’ needs and existing technology infrastructures and best practices developed over years of successful implementation in order to strengthen our client relationships and expand the scope of the services we provide to our existing clients. We further aim to capitalize on expanded vendor relationships and certifications that will result from the Business Combination to offer existing clients a more comprehensive solutions set.

Attract New Clients

We intend to capitalize on our scale, the scope of our domain expertise and our core capabilities, as well as our reputation as a trusted advisor to grow our client base in the United States and internationally. We believe we can capitalize on the growing demand for the types of solutions we provide to cultivate new relationships across commercial enterprises and the public sector. We also intend to leverage our technology expertise and industry knowledge to broaden our focus and expand our operations in various industries including healthcare and retail.

Expand Professional and Managed Services Offerings

We intend to strengthen our professional services capabilities by continuing to hire recognized domain and consulting experts and continuing to develop the skills and certifications of our professional services engineers. We also plan to enhance our managed and cloud services facilities and capabilities, and cross-sell these services to our existing broad client base, as well as to new clients. As companies begin to turn to cloud computing technologies and services, we intend to meet this demand by offering a full range of consulting, migration and hosting services to enable this transition.

Continue to Innovate and Deliver New Solutions

We intend to broaden our capabilities and solutions to help our clients keep pace with emerging technologies. We expect to continue to invest in our engineers to improve their technology skills, which will allow them to keep current with new technology initiatives, such as virtualization and cloud-related services, and acquire new certifications.

Capitalize on Opportunities Across Our Combined Business

We believe the Business Combination will allow us to pursue new business opportunities. We intend to leverage our vendor relationships and certifications, and the capabilities of each of the Businesses, to offer a more comprehensive solutions set to our combined client base. We expect that our increased scale will bring us more favorable volume-based vendor discounts and vendor services that were previously not available to us. We expect to utilize government contract vehicles across the Businesses to pursue a greater range of contract opportunities than were available to the Businesses prior to the Business Combination. We believe that the Business Combination will also enable us to leverage best practices and proprietary tools across the combined organization, as well as broader geographic and client bases, to deliver best-in-class customer service to our clients.

Pursue Strategic Acquisitions

The IT solutions market is a fragmented industry and we believe there may be a substantial number of IT firms that could be acquired and would be accretive to our financial results. We intend to expand our domestic coverage by acquiring IT solutions providers that allow us to strengthen our geographic reach, vendor relationships, solutions offerings and client base. We also intend to grow our business internationally by acquiring IT solutions providers that have strong vendor relationships, a broad client base and proven services capabilities.

Risk Factors

Investing in our common stock involves substantial risk. While we have set forth our competitive strengths and growth strategies above, we are engaged in a very competitive industry and our business involves numerous risks and uncertainties. The factors that could adversely affect our results and performance are summarized below and discussed in the section entitled “Risk Factors” immediately following this summary. Before you invest in our common stock, you should carefully consider the risks described under “Risk Factors” and the other information contained in this prospectus, including our consolidated financial statements and the related notes.

•	We have no previous operating history as a combined company, and we may not be able to successfully manage our businesses on a combined basis.

•	We may be unable to successfully integrate the businesses following our proposed acquisitions of FS, GTRI and Red River.

•	We may be unable to achieve some or all of the benefits we expect to achieve from the integration of FS, GTRI and Red River.

•	Our growth is dependent on increasing sales to existing clients and attracting new clients for our products and services.

•	Our results depend on the continued growth of the market for IT products and services.

•	Failure by us to anticipate and meet our clients’ technological needs could adversely affect our competitiveness and growth prospects.

•

We operate in a highly competitive market and may be required to reduce the prices for our products and services to remain competitive, which could adversely affect our profitability and financial condition.

•	We may be unable to integrate future acquisitions successfully and such acquisitions may fail to achieve the financial results we expect.

•	We may not be successful in implementing our growth strategy and if we are unable to manage our anticipated growth effectively, our business and prospects could be adversely affected.

•	We will have a large amount of intangible assets and goodwill as a result of the Business Combination, and if these assets and goodwill become impaired, our earnings would be adversely affected.

•

Our predecessor’s management and independent auditors have identified material weaknesses in our predecessor’s internal controls, and we may be unable to develop, implement and maintain appropriate controls in future periods, which may lead to errors or omissions in our consolidated financial statements.

Corporate Information

We were incorporated in Delaware in 2009 for the purpose of creating an IT solutions provider through the acquisitions of FS, GTRI and Red River. See the section entitled “The Business Combination.” Our principal executive office is located at 8 Cedar Street, Woburn, Massachusetts 01801, and our telephone number at this location is (781) 782-1900. Our website address will be www.fusionstormglobal.com. The information on, or that will be accessible through, our website is not part of this prospectus. Our business headquarters is located at 124 Grove Street, Franklin, Massachusetts 02038.

The Offering

Common stock offered by us	shares

Common stock to be outstanding immediately after this offering	shares

Over-allotment option	shares

Use of proceeds	We estimate that our net proceeds from the sale of the common stock in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $ million, assuming an initial public offering price of $ per share, which is the midpoint of the range listed on the cover page of this prospectus. We intend to use $ million of these proceeds to pay the cash portion of the purchase price for our acquisitions of FS, GTRI and Red River, and an additional $ million to repay certain indebtedness of FS. We intend to use the remaining $ million of net proceeds for working capital and other general corporate purposes. Please see the section entitled “Use of Proceeds.”

Risk factors	Please see the “Risk Factors” section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in shares of our common stock.

Proposed NASDAQ Global Market symbol	FSTM

The number of shares of our common stock to be outstanding after this offering is based on             shares of common stock issued and outstanding as of                     , 2011. This calculation:

•	excludes shares of our common stock reserved as of , 2011 for future issuance under our stock-based compensation plans, none of which have been granted;

•	assumes no exercise by the underwriters of their option to purchase additional shares of our common stock to cover over-allotments, if any; and

•	includes the shares of our common stock issuable to the shareholders of FS, GTRI and Red River pursuant to the Business Combination.

Unless otherwise indicated, the information we present in this prospectus assumes and reflects the following:

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws to be effective upon the closing of this offering;

•	no exercise by the underwriters of their option to purchase additional shares of our common stock to cover over-allotments, if any;

•	a -for-1 split of our common stock to be effected in connection with this offering; and

•	the completion of the Company’s proposed acquisitions of FS, GTRI and Red River.

Summary Historical and Unaudited Pro Forma Combined Financial Data

FusionStorm Global Inc. was incorporated in 2009 for the purpose of creating an IT solutions provider through the acquisition of companies in the IT industry. The Company has no material assets and has conducted no operations to date, other than those in connection with this offering and the Business Combination in which we will acquire FS pursuant to a merger between FS and our subsidiary, FS Merger Sub, Inc., contemporaneously with the closing of this offering, and will acquire GTRI and Red River immediately thereafter.

We have identified FS as our predecessor company (Predecessor) for accounting purposes, and the Predecessor is considered the acquiror of both GTRI and Red River for accounting purposes. The following table presents both Predecessor summary historical information as well as summary unaudited pro forma combined information which reflects the summary historical financial data for the Predecessor, reflecting: (i) certain pro forma adjustments to the historical financial statements of the Company, FS, GTRI and Red River; (ii) completion of the Business Combination; and (iii) the closing of this offering and the application of the net proceeds of this offering. The summary financial data for the Predecessor is set forth below for the years ended December 31, 2008, 2009 and 2010, and is derived from the Predecessor’s audited consolidated financial statements included elsewhere in this prospectus. The summary Predecessor balance sheet data as of June 30, 2011 and the summary statement of operations data for each of the six-month periods ended June 30, 2010 and 2011 is derived from the Predecessor’s unaudited financial statements that are included elsewhere in this prospectus.

The summary unaudited pro forma combined statement of operations data presented for the year ended December 31, 2010 and, for each of the six-month periods ended June 30, 2010 and 2011, combine the results of our Predecessor’s operations with those of the Company, GTRI and Red River, assuming the Business Combination and the closing of this offering occurred on January 1, 2010. The unaudited pro forma combined balance sheet data as of June 30, 2011 combines our Predecessor’s balance sheet with those of the Company, GTRI and Red River as of June 30, 2011, assuming the Business Combination and the closing of this offering occurred on June 30, 2011. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and we believe such assumptions are reasonable under the circumstances. For a description of all such assumptions and adjustments used in preparing the unaudited pro forma combined financial statements, see “Unaudited Pro Forma Combined Financial Statements” included elsewhere in this prospectus. The summary unaudited pro forma combined financial statements are presented for informational purposes only, do not purport to represent what our results of operations or financial condition actually would have been had the relevant transactions been consummated on the dates indicated and are not necessarily indicative of our results of operations for any future period or our financial condition as of any future date.

You should read this summary financial data together with “Unaudited Pro Forma Combined Financial Statements,” “Capitalization,” “Selected Historical and Unaudited Pro Forma Combined Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes of the Company, FS, GTRI and Red River included elsewhere in this prospectus.

	Predecessor					Pro Forma
	Year ended December 31,			Six months ended June 30,		Year ended December 31, 2010	Six months ended June 30,
	2008	2009	2010	2010	2011		2010	2011
	($ in thousands)
Statement of Operations Data:
Revenues(1)	$249,396	$237,469	$376,308	$187,382	$188,220	$727,283	$308,452	$338,658
Cost of revenue(1)	192,105	182,746	304,958	150,423	149,856	603,944	251,413	278,733

Gross profit	57,291	54,723	71,350	36,959	38,364	123,339	57,039	59,925
Operating expenses(2)	51,473	68,771	76,049	40,002	36,888	125,298	59,622	57,144

Income (loss) from operations	5,818	(14,048)	(4,699)	(3,043)	1,476	(1,959)	(2,583)	2,781
Interest expense(3)	(4,853)	(3,584)	(3,063)	(2,907)	(4,967)	(1,617)	(487)	(2,437)
Other (expense) income(1)	(73)	294	(517)	(18)	(270)	(405)	154	(178)

Income (loss) before income taxes	892	(17,338)	(8,279)	(5,968)	(3,761)	(3,981)	(2,916)	166
Income tax (expense) benefit(4)	(1,061)	6,197	2,127	1,533	615	(141)	786	(375)

(Loss) income from continuing operations	(169)	(11,141)	(6,152)	(4,435)	(3,146)	(4,122)	(2,130)	(209)
Income (loss) from discontinued operations	1,376	(1,314)	(10,205)	(1,538)	490	(10,205)	(1,538)	490

Net income (loss)	$1,207	$(12,455)	$(16,357)	$(5,973)	$(2,656)	$(14,327)	$(3,668)	$281

Other Financial Data (unaudited):
EBITDA(5)						$(1,702)	$957	$8,882
Adjusted EBITDA(6)(7)						$21,464	$12,424	$10,347

	Predecessor	Pro Forma(8)
	June 30, 2011
	($ in thousands)
Balance Sheet Data:
Cash and cash equivalents	$935	$27,190
Total current assets	132,742	219,441
Total assets	175,715	333,537
Current portion of long-term debt	17,221	-
Total current liabilities	170,282	204,897
Long-term debt, net of current portion	738	-
Total liabilities	180,004	220,546
Total shareholders’ (deficit) equity	(4,289)	112,991

(1)	Pro forma reflects the disposition of Relevant Security Corporation (RSC) by GTRI and the termination of the status of RRCC Realty, LLC (RR Realty) as a variable interest entity consolidated with Red River for accounting purposes.
(2)	Pro forma reflects the elimination of certain operating costs of the Businesses, including (i) the disposition by GTRI of RSC, (ii) the elimination of certain expenses related to RR Realty and (iii) the elimination of the change in fair value of the Predecessor’s phantom stock plan. These eliminations are partially offset by incremental amortization expense resulting from the intangible assets to be acquired in the acquisitions of GTRI and Red River.

(3)	Pro forma includes the elimination of interest expense associated with (i) the disposition of RSC and termination of RR Realty as a variable interest entity, (ii) debt that will be repaid in conjunction with the Business Combination and (iii) the elimination of the change in fair value of the Predecessor’s liability classified warrants that will be settled or forfeited in conjunction with the Business Combination.
(4)	Pro forma includes the additional income tax expense resulting from GTRI and Red River’s loss of their status as Subchapter S Corporations in the Business Combination and the impact of the pro forma adjustments.
(5)	We present EBITDA in this prospectus to provide investors with a supplemental measure of our operating performance. EBITDA is a non-GAAP financial measure. We define EBITDA as net income (loss) before interest expense, income tax benefit (expense) and depreciation and amortization. The Company believes that EBITDA may be useful to investors for measuring the Company’s ability to make new investments and to meet working capital requirements. EBITDA as calculated by the Company may not be consistent with calculations of EBITDA by other companies. EBITDA should not be considered in isolation from or as a substitute for net income (loss), cash flows from operating activities or other statements of operations or cash flows prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity.
(6)	We define Adjusted EBITDA as net income (loss) before interest expense, income tax benefit (expense), depreciation and amortization, loss from discontinued operations, share-based compensation, legal fees and acquisition-related transaction costs. We believe that Adjusted EBITDA is an important measure of our operating performance because it allows management, lenders, investors and analysts to evaluate and assess our core operating results from period to period after removing the impact of changes to our capitalization structure, income tax status and other non-recurring items that affect comparability across periods. Adjusted EBITDA is not intended to represent cash flow from operations as defined by U.S. GAAP and should not be used as an alternative to net income (loss) as an indicator of operating performance or to cash flow as a measure of liquidity. Because not all companies use identical calculations, these presentations of Adjusted EBITDA may not be comparable to other similarly-titled measures used by other companies. Adjusted EBITDA is calculated as follows:

	Pro Forma
	Year ended December 31, 2010	Six Months ended June 30, 2010	Six Months ended June 30, 2011
	($ in thousands)
Reconciliation of Adjusted EBITDA:
Net (loss) income	$(14,327)	$(3,668)	$281
Interest expense	1,617	487	2,437
Income tax expense (benefit)	141	(786)	375
Depreciation and amortization	10,867	4,924	5,789

EBITDA	(1,702)	957	8,882
Loss (income) from discontinued operations(a)	10,205	1,538	(490)
Share-based compensation(b)	8,014	6,465	73
Legal fees(c)	3,992	3,014	327
Acquisition-related transaction costs(d)	955	450	1,555

Adjusted EBITDA (unaudited)	$21,464	$12,424	$10,347

(a)	Reflects the elimination of a loss from discontinued operations in an amount of $10,205 for the year ended December 31, 2010, $1,538 for the six months ended June 30, 2010, and income of $490 for the six months ended June 30, 2011 relating to the October 2010 disposition of assets and liabilities of two subsidiaries of the Predecessor.
(b)

Reflects the add-back of certain non-cash expenses of $8,014 for the year ended December 31, 2010, $6,465 for the six-months ended June 30, 2010, and $73 for the six months ended June 30, 2011 attributable to share-based compensation of the Predecessor and GTRI. The share-based compensation of the Predecessor consists of options to acquire shares of Predecessor’s common stock pursuant to its stock option plans. The Company believes that this approach enhances the ability of management and many investors to compare financial results over multiple periods and allows for greater insight into the financial and operational performance of the Company.
(c)	Reflects the add-back of certain non-recurring expenses of $3,992 for the year ended December 31, 2010, $3,014 for the six months ended June 30, 2010, and $327 for the six months ended June 30, 2011 attributable to legal fees and settlement payments incurred in connection with certain legal proceedings in which the Predecessor or Red River was a party.
(d)	Reflects the add-back of legal, accounting and consulting fees incurred directly in connection with the Business Combination and the offering, in the aggregate amount of $955 for the year ended December 31, 2010, $450 for the six months ended June 30, 2010 and $1,555 for the six months ended June 30, 2011.

(7)	Adjusted EBITDA does not include the Merger Reductions which totaled $12.2 million, $5.6 million and $8.1 million for the year ended December 31, 2010 and for the six-month periods ended June 30, 2010 and 2011, respectively. Specifically, for the year ended December 31, 2010 and the six-month periods ended June 30, 2010 and 2011, Adjusted EBITDA does not include the following Merger Reductions: (i) cash savings of $5.0 million, $2.6 million and $3.0 million, respectively, attributable to the replacement of certain cash-based compensation (including commissions and other variable compensation) with share-based compensation and (ii) cash savings of $7.2 million, $3.0 million and $5.1 million, respectively, attributable to the elimination or contractual adjustment of certain salary and related expenses attributable to previous owners of the Businesses, duplicative executives and other personnel. The expense reduction associated with the cash savings described in clause (i) of the preceding sentence would have been offset by non-cash charges of $5.5 million, $2.9 million and $3.3 million for the year ended December 31, 2010 and for the six-month periods ended June 30, 2010 and 2011, respectively, attributable to the share-based compensation which replaced a portion of cash-based compensation. The Merger Reductions referred to in this footnote (7) are more fully discussed in the sections entitled “The Business Combination—Actions Relating to the Business Combination” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—FusionStorm Global Inc.—Results of Operations.”
(8)	Reflects an assumed offering of $175,000 after deducting (i) estimated underwriting discounts and commissions, (ii) estimated offering expenses, (iii) the cash portion of the purchase price for FS, GTRI and Red River, (iv) the repayment of certain indebtedness in conjunction with the Business Combination and (v) for accrued expense obligations. Also reflects purchase accounting adjustments to record GTRI and Red River’s assets acquired and liabilities assumed at fair value.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before investing in our common stock, you should carefully consider each of the following risk factors and all of the other information set forth in this prospectus (including our financial statements and the related notes appearing at the end of this prospectus). If any of the events contemplated by the following discussion of risks should occur, our business, financial condition, results of operations and future prospects would likely be materially and adversely affected. As a result, the market price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to our Business and Competition

We have no previous operating history as a combined company, and we may not be able to successfully manage our businesses on a combined basis.

We were formed in November 2009 and, to date, we have generated no revenues and have conducted operations only in connection with this offering and our proposed acquisitions of FS, GTRI and Red River. FS, GTRI and Red River have never been operated as a combined company and we will acquire FS, GTRI and Red River using proceeds of this offering.

We currently do not have a centralized financial reporting system and initially will rely on the existing reporting systems of each of FS, GTRI and Red River. If we do not develop effective systems and procedures, including accounting and financial reporting systems, to manage our combined operations, this could result in inconsistent operating and financial practices and our profitability could be adversely affected. In addition, the unaudited pro forma combined financial statements of the Company, FS, GTRI and Red River cover periods during which these businesses were not under common control or management and, therefore, may not be indicative of our future financial condition or operating results.

We may be unable to successfully integrate the businesses following our proposed acquisitions of FS, GTRI and Red River.

To date, FS, GTRI and Red River have operated independently of one another. Following this offering, we intend to operate FS, GTRI and Red River (and any subsequently acquired business) as our wholly owned subsidiaries. The integration of FS, GTRI and Red River may involve unforeseen difficulties and may require a disproportionate amount of our management’s attention and of our financial and other resources.

For example, we expect to incur substantial expenses in connection with the integration process. In addition, each of FS, GTRI and Red River offers different services, has different capabilities, targets different clients and has a different management style, which increases the risk inherent in the integration of the three companies. There can be no assurance that we will be able to integrate the operations of FS, GTRI and Red River successfully, and our failure to do so could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to achieve some or all of the benefits we expect to achieve from the integration of FS, GTRI and Red River.

Our integration plans include certain programs intended to reduce our costs. If these cost reduction efforts are ineffective or our estimates of cost savings are inaccurate, our profitability could be negatively impacted. We may not be successful in achieving the operating efficiencies and operating cost reductions expected from these efforts, and may experience business disruptions associated with the restructuring and cost reduction activities. Further, such benefits may be realized later than expected, and the costs of implementing these measures may be greater than anticipated. There can be no assurance that we will be able to implement the necessary Company-wide systems and procedures to manage the operations of the combined enterprise successfully on a profitable basis or to implement our business and growth strategies.

Our growth is dependent on increasing sales to existing clients and attracting new clients for our products and services.

We plan to significantly expand the number of clients we serve in order to diversify our client base and increase our revenues. We also plan to increase revenues from our existing clients by identifying and selling additional products and services to them. Our ability to attract new clients, as well as our ability to increase revenues from existing clients, depends on a number of factors, including our ability to offer high quality services at competitive prices, the strength of our competitors and the capabilities of our sales and marketing teams. If we are not able to continue to attract new clients or to expand business from our existing clients in the future, we may not be able to increase our revenues as quickly as we anticipate or at all.

Our results depend on the continued growth of the market for IT products and services.

Our IT solutions are designed to address the growing markets for off-premises services (including migrations, consolidations, cloud computing and disaster recovery), technology integration services (including storage and data protection services and the implementation of virtualization solutions) and managed services (including operational support and client support). These markets are still evolving. Competing technologies and services or reductions in corporate spending may reduce the demand for our products and services.

Our competitiveness depends significantly on our ability to keep pace with the rapid changes in IT. Failure by us to anticipate and meet our clients’ technological needs could adversely affect our competitiveness and growth prospects.

We operate in an industry characterized by rapid technological innovation, changing client needs, evolving industry standards and frequent introductions of new products, product enhancements, services and distribution methods. Our success depends on our ability to develop expertise with these new products, product enhancements, services and distribution methods and to implement IT consulting and professional services, technology integration and managed services that anticipate and respond to rapid and continuing changes in technology, industry dynamics and client needs. The introduction of new products, product enhancements and distribution methods could decrease demand for current products or render them obsolete. Sales of products and services can be dependent on demand for specific product categories, and any change in demand for or supply of such products could have a material adverse effect on our net sales and/or cause us to record write-downs of obsolete inventory, if we fail to adapt to such changes in a timely manner.

As we encounter new client requirements and increasing competitive pressures, we will likely be required to modify, enhance, reposition or introduce new IT solutions and service offerings. We may experience difficulties that could delay or prevent the successful development, introduction and marketing of services and solutions that respond to technological changes or evolving industry standards, or fail to develop services and solutions that adequately meet the requirements of the marketplace or achieve market acceptance. We may not be successful in doing so in a timely, cost-effective and appropriately responsive manner, or at all, which could adversely affect our competitive position and our financial condition. All of these factors make it difficult to predict our future operating results, which may impair our ability to manage our business and our investors’ ability to assess our prospects.

For example, there has been a growing trend in recent years for the off-premises delivery of products and services, whereas our business has historically been one in which our products and services were delivered to our clients at their business premises. Many of our clients have adopted or are adopting cloud computing, and the technologies and services for cloud computing are generally provided remotely. The growing trend toward the adoption of applications provided by cloud computing could adversely affect our business, financial condition and results of operations, if we fail to sell our cloud services offerings or they do not meet the demands of our clients.

We operate in a highly competitive market and may be required to reduce the prices for our products and services to remain competitive, which could adversely affect our profitability and financial condition.

Our industry is developing rapidly and related technology trends are constantly evolving. In this environment, we face significant price competition from our competitors. We may be unable to offset the effect of declining average sales prices through increased sales volumes and/or reductions in our costs. Furthermore, we may be forced to reduce the prices of the products and services we sell in response to offerings made by our competitors. Finally, we may not be able to maintain the level of bargaining power that we have enjoyed in the past when negotiating the prices of our services.

We face substantial competition from other national, multi-regional, regional and local value-added resellers and IT service providers, some of which may have greater financial and other resources than we do or that may have more fully developed business relationships with clients or prospective clients than we do. Many of our competitors compete principally on the basis of price and may have lower costs or accept lower selling prices than we do and, therefore, we may need to reduce our prices. In addition, manufacturers may choose to market their products directly to end-users, rather than through IT solutions providers such as us, and this could adversely affect our business, financial condition and results of operations.

Our profitability is dependent on the rates we are able to charge for our products and services. The rates we are able to charge for our products and services are affected by a number of factors, including:

•	our clients’ perceptions of our ability to add value through our services;

•	introduction of new services or products by us or our competitors;

•	our competitors’ pricing policies;

•	our ability to charge higher prices where market demand or the value of our services justifies it;

•	our ability to accurately estimate, attain and sustain contract revenues, margins and cash flows over long contract periods;

•	procurement practices of our clients; and

•	general economic and political conditions.

If we are not able to maintain favorable pricing for our products and services, our profit margin and our profitability could suffer.

We may be unable to integrate future acquisitions successfully and such acquisitions may fail to achieve the financial results we expect.

One of our strategies is to increase our revenues and to expand the markets we serve through the acquisition of additional companies or assets which may provide new manufacturer or distributor relationships, extend our geographic coverage or enhance our core competencies or our ability to provide services. We expect to spend significant time and effort identifying, completing and integrating acquisitions. Moreover, we expect to face competition for acquisition candidates which may limit the number of acquisition opportunities available to us and may result in higher acquisition costs. There can be no assurance that we will be able to identify, acquire or profitably manage additional companies or successfully integrate such additional companies into our business without substantial costs, delays or other problems. In addition, there can be no assurance that any acquired company will achieve sales and profitability that will justify the investment in that company. Our inability to identify appropriate acquisition candidates, to acquire such candidates at prices acceptable to us or to manage such acquired businesses profitably could have a material adverse effect on our business, financial condition and results of operations. In addition, acquisitions may involve a number of special risks, including adverse short-term effects on our reported operating results, diversion of management’s attention, dependence on retention, hiring and training of key personnel, risks associated with unanticipated problems or legal liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on our business, financial condition or results of operations.

There can be no assurance that our growth strategy will be successful or that we will be able to generate cash flow sufficient to fund our operations and to support internal growth. Our inability to achieve internal earnings growth or otherwise execute our growth strategy could have a material adverse effect on our business, financial condition and results of operations.

We may not be successful in implementing our growth strategy and if we are unable to manage our anticipated growth effectively, our business and prospects could be adversely affected.

FS, GTRI and Red River have recently experienced rapid growth and significantly expanded their businesses. In addition to organic growth, FS and GTRI have also grown through strategic acquisitions. As of June 30, 2011, we had 27 facilities in 14 states across the United States and two facilities in Europe. As of June 30, 2011, FS, GTRI and Red River collectively had 693 employees. We intend to continue expanding in the foreseeable future to pursue existing and potential market opportunities. This rapid growth has placed, and will continue to place, significant demands on our management and our administrative, operational and financial infrastructure. Continued expansion increases the challenges we face in:

•	recruiting, training, developing and retaining sufficiently skilled technical, sales and management personnel;

•	creating and capitalizing upon economies of scale;

•	managing a larger number of clients in a greater number of industries and locations;

•	maintaining effective oversight of personnel and offices;

•	coordinating work among offices and project teams and maintaining high resource utilization rates;

•	integrating new management personnel and expanded operations while preserving our culture and values;

•	developing and improving our internal administrative infrastructure, particularly our financial, operational, human resources, communications and other internal systems, procedures and controls; and

•	adhering to and further improving our high quality and process execution standards and maintaining high levels of client satisfaction.

Our growth strategy includes broadening our service and product offerings, implementing an aggressive marketing plan and deploying leading technologies. There can be no assurance that our systems, procedures and controls will be adequate to support our operations as they expand. As we introduce new services or enter into new markets, we may face new market, technological and operational risks and challenges with which we are unfamiliar, and it may require substantial management efforts and skills to mitigate these risks and challenges. The significant added responsibilities imposed on members of senior management as a result of future growth may also include the need to identify, recruit and integrate senior level managers and executives. There can be no assurance that we will be able to identify and retain such additional management. If we experience any of these problems, our business, results of operations and financial condition could be materially and adversely affected.

We will have a large amount of intangible assets and goodwill as a result of the Business Combination, and if these assets and goodwill become impaired, our earnings would be adversely affected.

As of June 30, 2011, we had unaudited pro forma combined intangible assets and goodwill of $102.1 million, which represented 31% of our assets on a pro forma combined basis. Goodwill represents the excess of the amount we pay for our acquisitions over the fair value of the acquired assets. FS has goodwill related to previous acquisitions, and will have additional goodwill related to our acquisitions of GTRI and Red River. As we implement our business acquisition strategy, we may be required to account for similar premiums paid on future acquisitions in the same manner. We do not amortize acquired goodwill but instead we test it for impairment on an annual basis based upon a fair value approach. Testing for impairment of goodwill involves an estimation of the fair value of our net assets and involves a high degree of judgment and subjectivity. In addition, while we amortize our intangible assets, they may also be subject to impairment testing. If we have any significant impairment to our intangible assets or goodwill, it would have a material adverse effect on our reported financial results for the period in which the charge is taken and could result in a decrease in the market price of our common stock.

Our Predecessor’s management and independent auditors have identified material weaknesses in our Predecessor’s internal controls, and we may be unable to develop, implement and maintain appropriate controls in future periods, which may lead to errors or omissions in our consolidated financial statements.

In connection with the preparation of 2008, 2009 and 2010 financial statements, FS’s management team and independent registered public accounting firm identified certain weaknesses in FS’s internal controls that were considered to be material weaknesses in each of these years. Specifically, the identified issues relate to controls over the financial reporting process and the timely identification and resolution of accounting issues, including the areas of revenue recognition, valuation of equity instruments, impairment of goodwill, acquisition accounting, classification of and accounting for warrants, and income and sales taxes.

FS has implemented and continues to implement remedial measures designed to address these material weaknesses. We can give no assurance that the measures that FS has taken and that we plan to take in the future will remediate the material weaknesses identified, or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal controls over financial reporting or circumvention of these controls. If these remedial measures are insufficient to address these material weaknesses, or if additional material weaknesses or significant deficiencies in FS’s or our internal controls are discovered or occur in the future, our consolidated financial statements may contain material misstatements and we could be required to restate our financial results. Following completion of the Business Combination, and while remediating the material weaknesses in the FS control environment noted above, we will also be integrating the control environments at GTRI and Red River. The combination of the control environments of FS, GTRI and Red River will add a level of complexity and cost to our efforts to improve our internal controls.

We may be unable to make, on a timely basis, the changes necessary to operate as a consolidated, publicly-owned company.

Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, as amended, require annual assessment of our internal controls over financial reporting, and attestation of our assessment by our independent registered public accounting firm. The standards that must be met for management to assess the internal controls over financial reporting as effective are evolving and complex, and require significant documentation, testing and possible remediation to meet the detailed standards. We expect to incur significant expenses and to devote resources to Section 404 compliance on an ongoing basis. It is difficult for us to predict how long it will take or how costly it will be to complete the assessment of the effectiveness of our internal controls over financial reporting for each year and to remediate any deficiencies in our internal controls over financial reporting. As a result, we may not be able to complete the assessment and remediation process on a timely basis.

In addition, the attestation process by our independent registered public accounting firm is new and we may encounter problems or delays in completing the implementation of any requested improvements and receiving an attestation of our assessment by our independent registered public accounting firm. In the event that our Chief Executive Officer, Chief Financial Officer or independent registered public accounting firm determines that our internal controls over financial reporting are not effective as defined under Section 404, we cannot predict how regulators will react or how the market price of our common stock will be affected; as such, we believe that there is a risk that investor confidence and share value may be negatively impacted. We estimate the costs of completing the implementation of compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the assessment of internal controls, the costs associated with our ongoing compliance with Section 404 of the Sarbanes-Oxley Act of 2002, and the audit fees related to the attestation of internal controls to be substantial.

Our sales are subject to quarterly and seasonal variations that may cause significant fluctuations in our operating results.

The timing of our revenues can be difficult to predict. Our sales efforts involve educating our clients about the use and benefit of the products we sell and our services and solutions, including their technical capabilities and potential cost savings to an organization. Clients typically undertake a significant evaluation process that has in the past resulted in a lengthy sales cycle, which typically lasts several months, and may last a year or longer. We spend substantial time, effort and money on our sales efforts without any assurance that our efforts will produce any sales during a given period.

In addition, there are certain cyclical trends in the capital spending patterns of some of our clients. Many of our U.S. federal government agency clients tend to spend a substantial portion of their IT budgets in the second half of the year following the U.S. federal budget process, and many of our commercial clients also spend a substantial portion of their IT budgets in the second half of the year. Other factors that may cause our quarterly operating results to fluctuate include changes in general economic conditions and the impact of unforeseen events. We believe that our revenues will continue to be affected in the future by cyclical trends. As a result, you may not be able to rely on period to period comparisons of our operating results as an indication of our future performance.

A delay in the completion of our clients’ budget processes could delay purchases of our products and services and have an adverse effect on our future revenues.

We rely on our clients to purchase products and services from us to maintain and increase our earnings, and client purchases are frequently subject to budget constraints, multiple approvals and unplanned administrative, processing and other delays. If sales expected from a specific client are not realized when anticipated or at all, our results could fall short of public expectations and our business, operating results and financial condition could be materially adversely affected.

In years when the U.S. federal government does not complete its budget process before the end of its fiscal year on September 30, government operations are typically funded pursuant to a “continuing resolution” that authorizes agencies to continue to operate, but does not authorize new spending initiatives. When the U.S. federal government operates under a continuing resolution, delays can occur in the procurement of our products and services. In addition, many state and local governments who are our clients may experience financial difficulties which may cause budget shortfalls and result in decreased demand for our products and services, which could cause our revenues to decrease.

Our profit margins depend, in part, on the volume of products and services sold, and we may be unable to achieve increases in our profit margins in the future.

FS, GTRI and Red River have had low gross profit margins historically, and their past growth in net income has been fueled primarily by increased sales volume rather than increased gross profit margins. Given the significant levels of competition that characterize the IT reseller market, it is unlikely that we will be able to increase gross profit margins through increases in our sales of IT products alone. Any increases in our gross profit margins in the future will depend, in part, on the growth of our higher margin businesses such as IT consulting and professional services. In addition, low margins increase the sensitivity of our results of operations to increases in costs of financing. Any failure by us to maintain or increase our gross profit margins could have a material adverse effect on our financial condition and results of operations.

If we fail to offer high quality client support and services, our ability to attract and retain clients could be adversely affected.

Once our solutions and methodologies are deployed within our clients’ IT infrastructure environments, our clients rely on our support services to resolve any related issues. A high level of client support and service is important for the successful marketing and sale of our services and solutions. If we do not help our clients quickly resolve post-deployment issues and provide effective ongoing support, our ability to sell our IT solutions to existing clients would suffer and our reputation with prospective clients could be harmed. As we expand our sales, we will be required to hire and train additional support personnel. In addition, as we expand our operations internationally, our support organization will face additional challenges, including those associated with delivering support, training and documentation outside the United States.

If we fail to meet our service level obligations under our service level agreements, we may be subject to certain penalties and could lose clients.

We have service level agreements with many of our managed services clients under which we guarantee specified levels of service availability. These arrangements require us to estimate the level of service we will in fact be able to provide. If we fail to meet our service level obligations under these agreements, we may be subject to penalties, which could result in higher than expected costs, decreased revenues and decreased gross and operating margins. We could also lose clients by failing to meet our service level obligations under these agreements and our reputation may suffer as a result.

Any failures or interruptions in our services or systems could damage our reputation and substantially harm our business and results of operations.

Our success depends in part on our ability to provide reliable data center, technology integration and managed services to our clients. We currently have a data center and a NOC located in Sacramento, California, and data centers located in Denver, Colorado, Las Vegas, Nevada, El Segundo and San Francisco, California, Reston, Virginia, Frankfurt, Germany and Amsterdam, The Netherlands, all of which are susceptible to damage or interruption from human error, fire, flood, power loss, telecommunications failure, terrorist attacks and similar events. We could also experience failures or interruptions of our systems and services, or other problems in connection with our operations, as a result of:

•	damage to or failure of our computer software or hardware or our connections;

•	errors in the processing of data by our systems;

•	computer viruses or software defects;

•	physical or electronic break-ins, sabotage, intentional acts of vandalism and similar events;

•	increased capacity demands or changes in systems requirements of our clients; and

•	errors by our employees or third-party service providers.

Any interruptions in our systems or services could damage our reputation and substantially harm our business and results of operations. While we maintain disaster recovery plans and insurance with coverage we believe to be adequate, claims may exceed insurance coverage limits, may not be covered by insurance or insurance may not continue to be available on commercially reasonable terms. In addition, our clients may experience a loss in connectivity by our hosted solution as a result of a power loss at our data center, internet interruption or defects in our software. This could result in lost revenues, delays in client acceptance or unforeseen liabilities that would be detrimental to our reputation and to our business.

During the period from January 15, 2011 to May 20, 2011, FS experienced service disruptions to multiple clients hosted on one of its managed services platforms. During this time, clients using these services experienced sporadic disruptions lasting from a few minutes to six hours, intermittently making those services partially or wholly unavailable. In response, FS identified a technology limitation which resulted in instability on this managed services platform under certain high workload situations. FS then implemented a corrective action and communication plan to communicate with affected clients and to migrate those clients off the problem technology. Since the completion of this migration, FS has experienced no material customer outages.

Our computer networks could experience security breaches that may disrupt our services and adversely affect our results of operations.

Our computer networks may be vulnerable to unauthorized access, computer hackers, computer viruses and other security problems caused by unauthorized access to, or improper use of, systems by third parties or employees. A hacker who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in our operations. Although we intend to continue to implement security measures, computer attacks or disruptions may jeopardize the security of information stored in and transmitted through our computer systems. Actual or perceived concerns that our systems may be vulnerable to such attacks or disruptions may deter our clients from using our solutions or services. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches.

Data networks are also vulnerable to attacks, unauthorized access and disruptions. For example, in a number of public networks, hackers have bypassed firewalls and misappropriated confidential information. It is possible that, despite existing safeguards, an employee could misappropriate our clients’ proprietary information or data, exposing us to a risk of loss or litigation and possible liability. Losses or liabilities that are incurred as a result of any of the foregoing could have a material adverse effect on our business.

Our services and solutions involve storing and replicating mission-critical data for our clients and are highly technical in nature. If client data is lost or corrupted, our reputation and business could be harmed.

Our data center and technology integration services include storing and replicating mission-critical data for our clients. The process of storing and replicating that data within their data centers or at our facilities is highly technical and complex. If any data is lost or corrupted in connection with the use of our products and services, our reputation could be seriously harmed and market acceptance of our IT solutions could suffer. In addition, our solutions have contained, and may in the future contain, undetected errors, defects or security vulnerabilities. Some errors in our solutions may only be discovered after a solution has been in use by clients. Any errors, defects or security vulnerabilities discovered in our solutions after use by clients could result in loss of revenues, loss of clients, increased service and warranty cost and diversion of attention of our management and technical personnel, any of which could significantly harm our business. In addition, we could face claims for product liability, tort or breach of warranty. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and adversely affect the market’s perception of us and our service offerings and solutions.

We do not have long-term commitments from our clients, and our clients may terminate their relationships with us or reduce the amount of purchases they make from us.

Our operations depend upon our relationships with our clients. We do not have formal written agreements with many of our clients and to the extent we do, such agreements do not generally restrict our clients from terminating or deciding not to renew our contracts or from cancelling or rescheduling purchases. If clients attempt to introduce unfavorable terms or limit the services and products we provide to them, our revenues could be negatively impacted. In addition, the termination of business by any of our significant clients could have a material adverse effect on our operations. There is no guarantee that we will be able to retain our existing clients or develop relationships with new clients.

There is a risk that we could lose a large client without being able to find a ready replacement.

In fiscal year 2010, no single client accounted for 10% or more of our unaudited pro forma combined revenues, although several of our clients represented 5% or more of our pro forma combined revenues in that period. The loss of any large client, the failure of any large client to pay its accounts receivable on a timely basis or a material reduction in the amount of purchases made by any large client could have a material adverse effect on our business, financial position, results of operations and cash flows.

Our clients’ and our ability to accurately forecast demand for and sales of our products is limited, which may result in excess or insufficient inventory.

Our clients’ purchases may vary significantly from period to period, and it is difficult to forecast future order quantities. Therefore, to ensure availability of products for our clients, we sometimes order products from our vendors based on forecasts provided by our clients in advance of receiving purchase orders. However, these forecasts are not binding purchase commitments. Accordingly, we incur inventory costs in advance of anticipated sales. We cannot assure you that any of our clients will continue to purchase products from us in the future at the same level as in prior periods or that the volume of our clients’ purchases will be consistent with our expectations when we plan our expenditures in advance of sales. Our anticipated demand for our products may not materialize. If we overestimate demand for our products, or if purchases are cancelled or shipments are delayed, we may be left with excess inventory that we cannot sell. Conversely, if we underestimate demand, we may not have sufficient inventory and may lose market share and damage our client relationships. Obtaining additional supply in the face of product shortages may be costly or impossible, particularly in the short term, which could prevent us from fulfilling orders. As a result, our results of operations may fluctuate significantly from period to period in the future.

Consolidation in the industries that we serve or from which we purchase could adversely affect our business.

Clients that we serve may seek to achieve economies of scale by combining with or acquiring other companies. If two or more of our current clients combine their operations, it may decrease the amount of work that we perform for these clients. If one of our current clients merges or consolidates with a company that relies on another provider for its consulting, systems integration and technology, or outsourcing services, we may lose work from that client or lose the opportunity to gain additional work. If two or more of our suppliers merge or consolidate operations, the increased market power of the larger company could also increase our product costs and place competitive pressures on us. Any of these possible results of industry consolidation could adversely affect our business.

The loss of any key manufacturer or distributor relationships, or related industry certifications, could have an adverse effect on our business.

As part of our end-to-end IT solutions, we are authorized resellers of the products and services of leading IT manufacturers and distributors. In many cases, we have achieved the highest level of relationship the manufacturer or distributor offers. In addition, our employees hold certifications issued by these manufacturers and by industry associations relating to the configuration, installation and servicing of these products. We differentiate ourselves from our competitors by the range of manufacturers and distributors we represent, the relationship level we have achieved with these manufacturers and distributors and the scope of the manufacturer and industry certifications our employees hold. There can be no assurance that we will be able to retain these relationships with our manufacturers and distributors, that we will be able to retain the employees holding these manufacturer and industry certifications, or that our employees will maintain their manufacturer or industry certifications. The loss of any of these relationships or certifications could have a material adverse effect on our business.

We may experience a reduction in the incentive programs offered to us by our vendors.

We receive payments and credits from vendors, including consideration pursuant to volume sales incentive programs and marketing development funding programs. These programs are usually of finite terms and may not be renewed or may be changed in a way that has an adverse effect on us. Vendor funding is used to offset, among other things, inventory costs, costs of goods sold, marketing costs and other operating expenses. Certain of these funds are based on our volume of net sales or purchases, growth rate of net sales or purchases and marketing programs. If we do not grow our net sales over prior periods or if we are not in compliance with the terms of these programs, there could be a material negative effect on the amount of incentives offered or paid to us by vendors. No assurance can be given that we will continue to receive such incentives or that we will be able to collect outstanding amounts relating to these incentives in a timely manner, or at all. Any sizeable reduction in, the discontinuance of, or a significant delay in receiving or the inability to collect such incentives, particularly related to incentive programs with our largest partner, Cisco, could have a material adverse effect on our business, results of operations and financial condition. If we are unable to react timely to any fundamental changes in the programs of vendors, including the elimination of funding for some of the activities for which we have been compensated in the past, such changes would have a material adverse effect on our business, results of operations and financial condition.

Reductions in spending by the U.S. government resulting from current federal budget trends could have a material adverse effect on our business, financial condition and results of operations.

A portion of our revenues derives from contracts with U.S. federal government entities. These revenues depend significantly upon government budget trends. Future budget allocations to the government entities with whom we contract could be reduced as a result of several factors, including changes in spending policies by the current and future presidential administrations and Congress, the U.S. federal government’s budget deficits, changes in spending priorities and possible political pressure to reduce U.S. government spending in general. Each of these factors could lead to declines in IT-related expenditures by the government entities with whom we contract. Such declines could have a material adverse effect on our business, financial condition and results of operations.

Our U.S. government contracts may be terminated by the government at any time and may contain other provisions permitting the government to discontinue contract performance. If lost contracts are not replaced, our operating results may differ materially and adversely from those anticipated.

U.S. government contracts contain provisions and are subject to laws and regulations that provide government clients with rights and remedies not typically found in commercial contracts. These rights and remedies allow government clients, among other things, to:

•	terminate existing contracts, with short notice, for convenience as well as for default;

•	reduce orders under or otherwise modify contracts;

•

for contracts subject to the Truth in Negotiations Act, reduce the contract price or cost where it was increased because a contractor or subcontractor furnished cost or pricing data during negotiations that was not complete, accurate and current;

•	cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

•

for some contracts, demand a refund, make a forward price adjustment or terminate a contract for default if a contractor provided inaccurate or incomplete data during the contract negotiation process, and reduce the contract price under certain triggering circumstances, including the revision of price lists or other documents upon which the contract award was predicated;

•	terminate our facility security clearances and thereby prevent us from receiving classified contracts;

•	decline to exercise an option to renew a multi-year contract or issue task orders in connection with ID/IQ contracts;

•

claim rights in solutions, systems and technology produced by us, appropriate such work-product for their continued use without continuing to contract for our services and disclose such work-product to third parties, including other U.S. government agencies and our competitors, which could harm our competitive position;

•

prohibit future procurement awards with a particular agency due to a finding of organizational conflicts of interest based upon prior related work performed for the agency that would give a contractor an unfair advantage over competing contractors, or the existence of conflicting roles that might bias a contractor’s judgment;

•

subject the award of contracts to protest by competitors, which may require the contracting federal agency or department to suspend our performance pending the outcome of the protest and may also result in a requirement to resubmit offers for the contract or in the termination, reduction or modification of the awarded contract; and

•	suspend or debar us from doing business with the U.S. government.

If a U.S. government client were to unexpectedly terminate, cancel or decline to exercise an option to renew with respect to one or more of our significant contracts, or suspend or debar us from doing business with the U.S. government, our revenue and operating results would be materially harmed.

The termination of any contracts awarded to us based on the prior “Small Business” status of GTRI or Red River could have a material adverse effect on us.

GTRI and Red River competed for and were awarded certain contracts with U.S. federal, state or local governmental agencies on the basis of their status as a “small business” under regulations promulgated by the U.S. Small Business Administration (SBA) or on the status of GTRI, prior to May 13, 2010, as a “minority-owned” business under SBA regulations. GTRI no longer qualifies as a “minority-owned” business, and following the Business Combination, we will not qualify as a “small business” under the SBA regulations. Although a company’s participation in such a contract generally continues, or is “grandfathered,” the termination of any of these contracts as a result of our failure to qualify as a “small business” could have an adverse effect on our business, financial condition or results of operations.

The U.S. government may prefer minority-owned, small and small disadvantaged businesses, and we therefore may not win the U.S. government contracts for which we bid.

As a result of the SBA set-aside program, the U.S. government may decide to restrict certain procurements only to bidders that qualify as minority-owned, small or small disadvantaged businesses. As a result, we would not be eligible to perform as a prime contractor on those programs and would be restricted to a maximum of 49% of the work as a subcontractor on those programs. An increase in the amount of procurements under the SBA set-aside program may impact our ability to bid on new procurements as a prime contractor or restrict our ability to recompete on incumbent work that is placed in the set-aside program.

Our failure to maintain GTRI’s and Red River’s Top Secret clearances with the U.S. government could have a material adverse effect on us.

Certain employees of each of GTRI and Red River have a Top Secret clearance with the U.S. government, which makes GTRI and Red River eligible to bid on and perform classified U.S. government contracts. Maintaining these clearances following the completion of the Business Combination is contingent upon providing appropriate notice to and obtaining consent from the U.S. government. The notice and consent process requires the Company and our key management personnel to obtain a clearance at the same level as the Top Secret clearances held by certain GTRI and Red River employees, and includes providing the U.S. Defense Security Service with certain background information about the Company and our key management personnel. Any failure by the Company to obtain this Top Secret clearance would prevent us from being awarded classified U.S. government contracts, which could have an adverse effect on our business, financial condition or results of operations.

Our contracts, performance and administrative processes and systems are subject to audits, reviews, investigations and cost adjustments by the U.S. government, which could reduce our revenue, disrupt our business or otherwise materially adversely affect our results of operations.

U.S. government agencies routinely audit, review and investigate government contracts and government contractors’ administrative processes and systems. These agencies review our performance on contracts, pricing practices, cost structure and compliance with applicable laws, regulations and standards, including applicable government cost accounting standards. These agencies also review our compliance with government regulations and policies, and the U.S. Defense Contract Audit Agency (DCAA) audits, among other areas, the adequacy of our internal control systems and policies, including our purchasing, property, estimating, compensation and management information systems. In particular, over time the DCAA has increased and may continue to increase the proportion of employee compensation that it deems unallowable and the size of the employee population whose compensation is disallowed, which will continue to materially and adversely affect our results of operations or financial condition. Any costs found to be unallowable under a contract will not be reimbursed, and any such costs already reimbursed must be refunded. Moreover, if any of the administrative processes and systems are found not to comply with government imposed requirements, we may be subjected to increased government scrutiny and approval that could delay or otherwise adversely affect our ability to compete for or fulfill contracts.

Unfavorable U.S. government audit, review or investigation results could subject us to civil or criminal penalties or administrative sanctions, and could harm our reputation and relationships with our clients and impair our ability to be awarded new contracts. For example, if our invoicing system were found to be inadequate following an audit by the DCAA, our ability to directly invoice U.S. government payment offices could be eliminated. As a result, we would be required to submit each invoice to the DCAA for approval prior to payment, which could materially increase our accounts receivable days sales outstanding and adversely affect our cash flow. An unfavorable outcome to an audit, review or investigation by any U.S. government agency could also materially and adversely affect our relationship with the U.S. government. If a government investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeitures of profits, suspension of payments, fines and suspension or debarment from doing business with the U.S. government. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us. Provisions that we have recorded in our financial statements as a compliance reserve may not cover actual losses. Furthermore, the disallowance of any costs previously charged could directly and negatively affect our current results of operations for the relevant prior fiscal periods, and we could be required to repay any such disallowed amounts. Each of these results could materially and adversely affect our results of operations or financial condition.

We may need additional capital and any failure by us to raise additional capital on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.

We believe that our current cash, cash flow from operations and the proceeds from this offering should be sufficient to meet our anticipated cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in additional leverage, increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations.

There can be no assurance that we will be able to obtain such financing if and when it is needed or that, if available, such financing will be on terms acceptable to us. If we are unable to obtain such financing on acceptable terms or at all, or if potential acquisition candidates are unwilling to accept shares of our common stock as consideration, we may be unable to implement our acquisition strategy. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of technology services outsourcing companies;

•	conditions of the U.S. capital markets in which we may seek to raise funds; and

•	our future results of operations and financial condition.

We rely on inventory financing and vendor credit arrangements for our daily working capital and certain operational functions.

We rely on our inventory financing and vendor financing arrangements for daily working capital and to fund equipment purchases for our technology sales business. The loss of any of our inventory financing or vendor credit financing arrangements, a reduction in the amount of credit granted to us by our vendors, or a change in any of the material terms of these arrangements could increase our need for and the cost of working capital and have a material adverse effect on our future results. These credit arrangements are discretionary on the part of our creditors and require the performance of certain operational covenants. There can be no assurance that we will continue to meet those covenants and failure to do so may limit availability of, or cause us to lose, such financing. There can be no assurance that such financing will continue to be available to us in the future on acceptable terms.

If we cannot collect our receivables or if payment is delayed, our business may be adversely affected by our inability to generate cash flow, provide working capital or continue our business operations.

Our business depends on our ability to successfully obtain payment from our clients of the amounts they owe us for work performed. The timely collection of our receivables allows us to generate cash flow, provide working capital and continue our business operations. Our clients may fail to pay or delay the payment of invoices for a number of reasons, including financial difficulties resulting from macroeconomic conditions, lack of an approved budget or, in the case of prime contractors for whom we are a subcontractor, as a result of audit findings by government regulatory agencies. An extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to timely collect our receivables from our clients for any reason, our business and financial condition could be adversely affected.

Our Board of Directors is a newly-formed group, and some members of our senior management team have not worked together previously.

Upon completion of the Business Combination, we will have a newly-constituted, seven-member Board of Directors, and some members of our senior management have not worked together previously. Daniel Serpico, currently the president of FS, will be our Chief Executive Officer and a member of the Board of Directors. Mr. Serpico has not previously led a public company. We believe that, in light of our business and structure and based on the experience, qualifications, attributes and skills of each of the members of our Board of Directors, our Chief Executive Officer and the other members of senior management will make a successful transition as our new management and will quickly become familiar with our operations. However, in the event that the members of senior management fail to transition effectively, we may not be able to execute our business strategy effectively, and as a result our stock price may decline.

Our success depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lose their services.

Our future success depends heavily upon the continued services of our senior executives and other key employees. We currently do not maintain key man life insurance for any of the senior members of our management team or other key personnel. If one or more of our senior executives or key employees are unable or unwilling to continue in their present positions, it could disrupt our business operations, and we may not be able to replace them easily or at all. In addition, competition for senior executives and key personnel in our industry is intense, and we may be unable to retain our senior executives and key personnel or attract and retain new senior executive and key personnel in the future, in which case our business may be severely disrupted, and our financial condition and results of operations may be materially and adversely affected.

If any of our senior executives or key personnel joins a competitor or forms a competing company, we may lose clients, suppliers, know-how and key professionals and staff members to them. Also, if any of our business development managers, who generally keep a close relationship with our clients, joins a competitor or forms a competing company, we may lose clients, and our revenues may be materially and adversely affected. Additionally, there could be unauthorized disclosure or use of our technical knowledge, practices or procedures by such personnel. In connection with completion of the Business Combination, certain of our executives will enter into employment agreements with us that contain non-competition provisions, non-solicitation and nondisclosure covenants. However, if any dispute arises between our executive officers and us, such non-competition, non-solicitation and nondisclosure provisions might not provide effective protection to us.

Our future success depends on our ability to attract and retain IT professionals who are able to meet the needs of current and future clients.

Our business is labor intensive and our success depends on our ability to attract, retain, train and motivate highly skilled employees, including employees who may become part of our organization in connection with our acquisitions. The increase in demand for consulting, technology integration and managed services has further increased the need for employees with specialized skills or significant experience in these areas. Our ability to expand our operations will be highly dependent on our ability to attract a sufficient number of highly skilled employees and to retain our employees and the employees of companies that we have acquired. We may not be successful in attracting and retaining enough employees to achieve our desired expansion or staffing plans. Furthermore, the industry turnover rates for these types of employees are high and we may not be successful in retaining, training or motivating our employees. Any inability to attract, retain, train and motivate employees could impair our ability to adequately manage and complete existing projects and to accept new client engagements. Such inability may also force us to increase our hiring of independent contractors, which may increase our costs and reduce our profitability on client engagements. We must also devote substantial managerial and financial resources to monitoring and managing our workforce. Our future success will depend on our ability to manage the levels and related costs of our workforce.

We are subject to various claims and litigation that could ultimately be resolved against us, which could materially impair our financial position.

As a company that does business with many clients, employees and suppliers, we are subject to a variety of legal and regulatory actions, including, but not limited to, claims made by or against us relating to taxes, health and safety, employee benefit plans, employment discrimination, contract compliance, intellectual property rights and intellectual property licenses. The results of such legal and regulatory actions are difficult to predict.

For example, one of the Businesses was named as a defendant in an action initiated in 2007 by a competitor alleging unfair business practices, including the misappropriation of trade secrets. After trial in 2010, the parties entered into a settlement agreement under which the Business agreed to pay a substantial amount in settlement of these claims. In addition, the Business also incurred significant legal fees and expenses in defending against these claims.

Although we are not presently a party to any pending litigation or other legal proceedings that are likely to have a material adverse effect on our business, financial condition or results of operations, we may incur significant legal expenses if a legal claim were filed. If we are unsuccessful in defending a claim or elect to settle a claim, it could have a material adverse effect on our business, financial condition or results of operations.

Risks Related to Our Capital Structure and this Offering

Future sales of our common stock may negatively affect the market price of our shares.

Sales of substantial numbers of shares of our common stock in the public market following this offering, or the perception that these sales may occur, could cause the market price of our common stock to decline. Upon the closing of this offering, we will have             outstanding shares of common stock. All shares of our common stock sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended (Securities Act). The remaining shares outstanding after this offering will be available for sale in the public market upon the expiration of the lock-up period under lock-up agreements pertaining to this offering, subject to legal restrictions on transfer. As soon as practicable following the closing of this offering, we also intend to file a registration statement covering shares of our common stock issued or reserved for issuance under our 2011 Equity Incentive Plan. We may also sell additional shares of common stock in subsequent public offerings. To the extent any of these shares are sold into the public market, the market price of our common stock could decline. See “Shares Eligible for Future Sale” for a more detailed description of sales of our common stock that may occur in the future.

A small number of stockholders own a significant amount of our common stock and may be able to exert a significant influence over corporate matters.

We anticipate that our officers, directors and 5% or greater stockholders will beneficially own, in the aggregate, approximately     % of our outstanding common stock upon the closing of this offering. As a result, these stockholders acting together will be able to exert considerable influence over the election of our directors and the outcome of most corporate actions requiring stockholder approval. Such concentration of ownership may have the effect of delaying, deferring or preventing a change of control of the Company and consequently could affect the market price of our common stock.

We do not anticipate paying cash dividends, and, accordingly, you must rely on stock appreciation for any return on your investment.

We have never declared or paid any cash dividend on our stock and do not currently intend to do so for the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business. Therefore, the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price you paid for shares of our common stock in this offering.

There has been no prior public market for our common stock, and an active trading market for our common stock may never develop following this offering.

Before this offering, there has been no public market for shares of our common stock. We cannot predict the extent to which investor interest in our Company will lead to the development of a trading market for our common stock or how liquid that market might become. The initial public offering price for the shares of our common stock will be determined by negotiations between the underwriters and us, and may not be indicative of the price that will prevail in the trading market following this offering. In addition, the trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, including, but not limited to, those described in this “Risk Factors” section, some of which are beyond our control. Factors affecting the trading price of our common stock will include:

•	variations in our operating results or in expectations regarding our operating results;

•	variations in operating results of similar companies;

•	announcements of technological innovations, new solutions or enhancements, strategic alliances or agreements by us, by our competitors or by OEMs;

•	announcements by competitors regarding their entry into new markets, and new product, service and pricing strategies;

•	marketing and advertising initiatives by us or our competitors;

•	the gain or loss of clients;

•	threatened or actual litigation;

•	major changes in our Board of Directors or management;

•	recruitment or departure of key personnel;

•	changes in the estimates of our operating results or changes in recommendations by any research analyst that follows our common stock;

•	market conditions in our industry and the economy as a whole;

•	the overall performance of the equity markets;

•	sales of our shares of common stock by existing stockholders;

•	volatility in our stock price; and

•	adoption or modification of laws and regulations applicable to our business.

The price of our common stock could be volatile.

The stock market in general, and the market for technology and communications companies, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may harm the market price of our common stock regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. Moreover, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and our resources, whether or not we are successful in such litigation.

We can experience short-term increases and declines in the price of our common stock and such fluctuations may be due to factors other than those specific to our business, such as economic news or other events generally affecting the trading markets. These fluctuations could favorably or unfavorably impact our business, financial condition or results of operations. Our ownership base has been and may continue to be concentrated in a few stockholders, which could increase the volatility of our common share price over time.

Investors in this offering will suffer immediate and substantial dilution in the net tangible book value of the shares purchased in this offering.

The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock. Accordingly, if you purchase shares of our common stock at the assumed initial public offering price (the midpoint of the range set forth on the cover page of this prospectus), you will incur immediate and substantial dilution of $         per share. If the underwriters exercise their over-allotment option you will suffer further dilution.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

We expect that the trading price for our common stock may be affected by research or reports that industry or financial analysts publish about us or our business. If one or more of the analysts who cover us downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease coverage of our company, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

Anti-takeover provisions in our amended and restated certificate of incorporation and amended and restated bylaws, as well as in Delaware law, could prevent or delay a change in control of our company.

We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. For more information, see “Description of

Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation, Bylaws and Delaware Law.” In addition, our amended and restated certificate of incorporation and bylaws may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. Our amended and restated certificate of incorporation and bylaws, which will be in effect as of the closing of this offering:

•	authorize the issuance of “blank check” preferred stock that could be issued by our Board of Directors to thwart a takeover attempt;

•	do not provide for cumulative voting in the election of directors, which would allow holders of less than a majority of the stock to elect some directors;

•

establish a classified Board of Directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election;

•	require that directors only be removed from office for cause;

•	provide that vacancies on the Board of Directors, including newly-created directorships, may be filled only by a majority vote of directors then in office;

•	limit who may call special meetings of stockholders;

•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders; and

•	establish advance notice requirements for nominating candidates for election to the Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

For information regarding these and other provisions, see “Description of Capital Stock.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical fact contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, we identify forward-looking statements by terms such as “may,” “will,” “likely,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “would,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described in the “Risk Factors” section and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not occur and actual results could differ materially from those projected in our forward-looking statements. We undertake no obligation, and specifically decline any obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

THE BUSINESS COMBINATION

We will use the proceeds of this offering to merge with FS and to acquire GTRI and Red River pursuant to an agreement and plan of merger and stock purchase agreements, as described below.

Merger with FS

We and Merger Sub are parties to the merger agreement with FS and John G. Varel, as representative of the FS shareholders. Pursuant to the merger agreement, Merger Sub will merge with FS, which will be the surviving entity. The merger consideration consists of (i) a cash payment equal to $100 million (to be adjusted for certain working capital amounts) minus the sum of (a) the long-term debt of FS and the current portion of the long-term debt of FS (which was $18 million in the aggregate as of June 30, 2011), (b) certain payments to be made under a phantom stock plan (the amount of which depend on the price of our common stock in this offering but which FS estimates to be $7.3 million as of June 30, 2011) and (c) certain contingent bonus payments of $1.4 million, plus a payment for certain capital expenditure amounts; and (ii) a number of shares of our common stock equal to $100 million divided by the price of our shares in this offering (or          shares, assuming an initial public offering price of $         per share, which is the midpoint of the range listed on the cover page of this prospectus).

The following table summarizes the merger consideration:

Form of Consideration	Amount
Cash

$100 million (to be adjusted for certain working capital amounts), minus:

•    long-term debt of FS and current portion of long-term debt of FS,

•    certain payments under FS phantom stock plan, and

•    certain FS contingent bonus payments;

plus:

•    a payment for certain FS capital expenditure amounts.

FS Global Common Stock

Number of shares equal to $100 million divided by the price per share of common stock in this offering (or              shares, assuming an initial public offering price of $             per share, which is the midpoint of the range listed on the cover page of this prospectus).

With respect to FS’s debt, if the merger with FS had closed on June 30, 2011, the cash portion of the purchase price would have been reduced by an aggregate amount of $18 million relating to the long-term debt of FS and the current portion of the long-term debt of FS.

As support for FS shareholder indemnity obligations, we will place in escrow $7 million of the cash consideration, plus a portion of the stock consideration that is the number of shares equal to $7 million divided by the price of our shares in this offering (or          shares, assuming an initial public offering price of $         per share, which is the midpoint of the range listed on the cover page of this prospectus). Such amount will remain in escrow until the termination of the indemnification by FS shareholders, fifteen months from the closing date of the merger under the merger agreement.

The merger agreement contains various provisions customary for transactions of this size and type, including representations and warranties with respect to capitalization and title and covenants with respect to the conduct of the businesses. Additionally, FS covenants to cause the acceleration and exercise or termination of all outstanding options or warrants, to participate and assist in this offering and to enter into amendments to certain compensation arrangements to substitute stock-based compensation for a portion of the cash-based compensation otherwise payable under such compensation plans. The amendments to compensation arrangements include the replacement of a portion of the cash component of such compensation, such that if the amended compensation arrangements had been in effect as of January 1, 2011, FS’s cash expenses in respect of compensation in 2011 would be reduced by an aggregate amount of at least twenty percent and at least $5 million, and if the amended compensation arrangements had been in effect as of January 1, 2010, FS’s cash expenses in respect of compensation would have been reduced by $5 million in 2010. Under the amended compensation arrangements, which will be effective from the closing of the Business Combination and this offering until December 31, 2012, the Company will issue to each affected employee the number of shares of the Company’s common stock having a fair market value of up to 110% of the amount of the cash-based compensation foregone by the employee. For purposes of the amended compensation arrangements, the fair market value of a share of the Company’s common stock is the average closing price per share for the ten trading days prior to the issuance of the shares. The cash savings attributable to the amendment of these compensation arrangements constitute a portion of the Merger Reductions.

Under the merger agreement, we have agreed to issue options to acquire, in the aggregate, up to 555,000 shares of our common stock under our 2011 Equity Incentive Plan to certain FS employees who agree to amend their compensation arrangements. The exercise price per share of these options will be equal to the price of our common stock in this offering, and the right to exercise the options will be subject to vesting. The estimated aggregate fair value of these options will be $         at the closing of this offering (assuming an initial public offering price of $         per share, which is the midpoint of the range listed on the cover page of this prospectus), and the shares of our common stock underlying these options represent, in the aggregate,     % of our issued and outstanding common stock immediately after the closing of this offering. These option grants are in addition to options to be issued to certain of our named executive officers pursuant to their respective employment agreements to be entered into in connection with the Business Combination.

The representations and warranties are subject to certain customary limitations, and the maximum amount of indemnification payable by us under the merger agreement is $1 million with respect to the FS shareholders, with certain exceptions. We are indemnified by the FS shareholders for losses greater than $1 million in the aggregate, up to a cap of the escrow amount, except for fraud, intentional misrepresentation, breach of warranties related to capitalization, tax matters, authorization, environmental matters, financial advisory fees or covenants related to board approval, confidentiality and exclusivity or certain matters related to ownership of shares, which are not subject to a cap.

Pursuant to the merger agreement, we agreed to enter into employment agreements with Daniel Serpico and Michael Soja, the chief executive officer and chief financial officer of FS, respectively. See “Executive Compensation—Compensation Discussion and Analysis—Compensation Components—Employment Contracts.”

Completion of the merger with FS depends upon customary closing conditions being satisfied or waived and the successful completion of this offering. These closing conditions include, among others, obtaining approval by the shareholders of FS and the sole shareholder of Merger Sub of the transactions contemplated by the merger agreement. The approval of the FS shareholders has already been obtained, and the Company, in its capacity as the sole shareholder of Merger Sub, intends to approve the transactions contemplated by the merger agreement prior to the closing of this offering. The Company considers the successful completion of this offering to be the consummation of a firm-commitment underwritten offering conducted primarily in the United States through a nationally recognized investment banking firm which results in our common stock being listed or quoted for trading on The New York Stock Exchange or The NASDAQ Global Market and which also results in net proceeds to the Company in an amount sufficient to allow us to meet our obligations under the merger agreement and the stock purchase agreements with GTRI and Red River to pay the aggregate purchase price for the Business Combination. The merger is also contingent upon our shares received by the FS shareholders representing at least 28% of our outstanding stock following this offering, including the shares of our common stock to be issued as consideration in our acquisitions of GTRI and Red River, but without giving effect to the underwriters’ overallotment option or the number of shares reserved for stock options granted on or after the closing of this offering. This condition could result in the FS shareholders receiving shares of our common stock with an aggregate value of greater than $100 million. The merger agreement may be terminated by mutual consent of the parties, or by 60 days written notice from any party, provided that such notice may not be delivered prior to November 14, 2011.

We currently have one shareholder, Bluefin Management, LLC. No current officer, director, shareholder or affiliate of FS played any role in the formation or operations of the Company or Bluefin Management, LLC, and no current officer, director, shareholder or affiliate of FS is currently an officer, director or shareholder of the Company or Bluefin Management, LLC. The merger agreement represents an arms-length transaction between the Company and FS, and was negotiated by the Company’s and FS’s respective executive management teams. The merger agreement and the transactions contemplated thereby have been approved, in accordance with applicable law, by FS’s sole director, the holders of a majority of the outstanding shares of capital stock of FS, the Company’s sole director and Merger Sub’s sole director, and will be approved by the Company in its capacity as the sole shareholder of Merger Sub prior to the closing of this offering.

Acquisition of GTRI

On May 31, 2011, we entered into a stock purchase agreement with GTRI, the shareholders of GTRI and Glenn Smith, as representative of the GTRI shareholders, to acquire 100% of the issued and outstanding shares of GTRI for (i) cash consideration equal to $12.5 million, to be adjusted for certain working capital amounts and less the aggregate amount of certain outstanding indebtedness of GTRI ($0.4 million as of June 30, 2011) and any change in control payments owed by GTRI as a consequence of the acquisition, and (ii) a number of shares of our common stock equal to $12.5 million divided by the price of our shares in this offering (or          shares, assuming an initial public offering price of $         per share, which is the midpoint of the range listed on the cover page of this prospectus).

The following table summarizes the consideration to be paid in connection with the acquisition of GTRI:

Form of Consideration	Amount
Cash	$12.5 million, plus or minus: • certain GTRI working capital amounts; minus: • certain outstanding indebtedness of GTRI, and • change in control payments owed by GTRI.

FS Global Common Stock	Number of shares equal to $12.5 million divided by the price per share of common stock in this offering (or shares, assuming an initial public offering price of $ per share, which is the midpoint of the range listed on the cover page of this prospectus).

With respect to GTRI’s indebtedness, if our acquisition of GTRI had closed on June 30, 2011, the cash portion of the purchase price would have been reduced by an aggregate amount of $0.4 million relating to with the aggregate amount of certain outstanding indebtedness of GTRI.

As support for GTRI shareholder obligations and indemnity obligations, we will place in escrow that portion of the stock consideration for the acquisition that is the number of shares equal to $3 million divided by the price of our shares in this offering (or          shares, assuming an initial public offering price of $         per share, which is the midpoint of the range listed on the cover page of this prospectus). Such amount will remain in escrow until the termination of the indemnification by GTRI shareholders, fifteen months from the closing date of the transaction contemplated by the stock purchase agreement.

The stock purchase agreement contains various provisions customary for transactions of this size and type, including representations and warranties with respect to capitalization and title and covenants with respect to the conduct of the businesses.

The representations and warranties are subject to certain customary limitations, and the maximum amount of indemnification payable by us under the stock purchase agreement is $1 million with respect to the GTRI shareholders, with certain exceptions. We are indemnified by the GTRI shareholders for losses greater than $250,000 in the aggregate, up to a cap of $3 million, except for breach of warranties related to capitalization, tax matters, authorization, employee benefits, financial advisory fees or covenants related to board approval, confidentiality and exclusivity or certain matters related to ownership of shares, which are subject to an aggregate cap of up to $23.35 million. There is no cap on the GTRI shareholder indemnity for losses due to fraud.

Pursuant to the stock purchase agreement, we agreed to enter into employment agreements with Greg Byles and Glenn Smith, the Chief Executive Officer and Chief Operating Officer of GTRI, respectively. See “Executive Compensation—Compensation Discussion and Analysis—Compensation Components—Employment Contracts.”

Completion of our acquisition of GTRI depends upon customary closing conditions being satisfied or waived, GTRI’s disposal of its investment in its majority-owned (85%) subsidiary, Relevant Security Corporation (RSC), prior to completion of the acquisition, the successful completion of this offering, and the substantially contemporaneous completion of the merger with FS and the acquisition of Red River. The Company considers the successful completion of this offering to be the consummation of a firm-commitment underwritten offering conducted primarily in the United States through a nationally recognized investment banking firm which results in our common stock being listed or quoted for trading on The New York Stock Exchange or The NASDAQ Global Market and which also results in net proceeds to the Company in an amount sufficient to allow us to meet our obligations under the stock purchase agreement, the merger agreement with FS and the stock purchase agreement with Red River to pay the aggregate purchase price for the Business Combination. See the section entitled “Certain Relationships and Related Party Transactions” for additional information regarding RSC. The stock purchase agreement may be terminated by mutual consent of the parties, or by 60 days written notice from any party, provided that such notice may not be delivered prior to November 30, 2011.

No current officer, director, shareholder of affiliate of GTRI played any role in the formation or operations of the Company or Bluefin Management, LLC (the Company’s sole shareholder), and no current officer, director, shareholder or affiliate of GTRI is currently an officer, director or shareholder of the Company or Bluefin Management, LLC. The stock purchase agreement represents an arms-length transaction among the Company, GTRI and the GTRI shareholders, and was negotiated on behalf of the Company by its executive management team and on behalf of GTRI and the GTRI shareholders by GTRI’s executive management team and principal shareholders. The stock purchase agreement has been approved by GTRI’s board of directors, the holders of all of the outstanding shares of capital stock of GTRI and the Company’s sole director.

Acquisition of Red River

On June 2, 2011, we entered into a stock purchase agreement with Red River, the shareholders of Red River and Richard Bolduc, as representative of the Red River shareholders, to acquire 100% of the issued and outstanding shares of Red River for (i) cash consideration equal to $26 million less the amount of certain outstanding Red River indebtedness ($0.3 million as of June 30, 2011) and certain other obligations of Red River and (ii) a number of shares of our common stock equal to $16 million divided by the price of our shares in this offering (or          shares, assuming an initial public offering price of $          per share, which is the midpoint of the range listed on the cover page of this prospectus), in each case subject to certain EBITDA and working capital adjustments.

The following table summarizes the consideration to be paid in connection with the acquisition of Red River:

Form of Consideration	Amount
Cash	$26 million, minus: • certain outstanding indebtedness of Red River, and • certain other financial obligations of Red River; plus or minus: • certain Red River EBITDA and working capital amounts.

FS Global Common Stock	Number of shares equal to $12.5 million plus or minus certain EBITDA and working capital amounts, divided by the price per share of common stock in this offering (or shares, assuming an initial public offering price of $ per share, which is the midpoint of the range listed on the cover page of this prospectus).

With respect to Red River’s indebtedness, if our acquisition of Red River had closed on June 30, 2011, the cash portion of the purchase price would have been reduced by an aggregate amount of $0.3 million relating to certain outstanding Red River indebtedness.

As support for Red River shareholder indemnity obligations, we will place in escrow that portion of the stock consideration for the acquisition that is the number of shares equal to $4.5 million divided by the price of our shares in this offering (or          shares, assuming an initial public offering price of $          per share, which is the midpoint of the range listed on the cover page of this prospectus). Such amount will remain in escrow until the termination of the indemnification by Red River shareholders, fifteen months from the closing date of the transaction contemplated by the stock purchase agreement.

The stock purchase agreement contains various provisions customary for transactions of this size and type, including representations and warranties with respect to capitalization and title and covenants with respect to the conduct of the businesses.

The representations and warranties are subject to certain customary limitations, and the maximum amount of indemnification payable by us under the stock purchase agreement is $1 million with respect to the Red River shareholders, with certain exceptions. We are indemnified by the Red River shareholders for losses greater than $420,000 in the aggregate, up to a cap of $4.5 million, except for fraud, intentional misrepresentation, breach of warranties related to capitalization, tax matters, authorization, environmental matters, financial advisory fees, the agreement to pay any working capital deficiency or covenants related to exclusivity, confidentiality and non-circumvention or certain matters related to ownership of shares, which are subject to a cap equal to the aggregate consideration payable under the stock purchase agreement.

Pursuant to the stock purchase agreement, we agreed to enter into an employment agreement with Richard Bolduc, the president of Red River. See “Executive Compensation.”

Completion of our acquisition of Red River depends upon customary closing conditions being satisfied or waived, the successful completion of this offering, and completion of the merger with FS and the contemporaneous acquisition of GTRI. The Company considers the successful completion of this offering to be the consummation of a firm-commitment underwritten offering conducted primarily in the United States through a nationally recognized investment banking firm which results in our common stock being listed or quoted for trading on The New York Stock Exchange or The NASDAQ Global Market and which also results in net proceeds to the Company in an amount sufficient to allow us to meet our obligations under the stock purchase agreement, the merger agreement with FS and the stock purchase agreement with GTRI to pay the aggregate purchase price for the Business Combination. Our acquisition of Red River does not include RRCC Realty, LLC (RR Realty), a variable interest entity of which Red River is currently deemed to be the primary beneficiary, and which is therefore consolidated by Red River. Completion of the acquisition also depends on Red River having been released from its guarantee of $0.5 million of RR Realty’s debt. Following this release and our acquisition of Red River, Red River will no longer be the primary beneficiary of RR Realty, and RR Realty will no longer be consolidated in our results. See the section entitled “Certain Relationships and Related Party Transactions” for additional information regarding RR Realty. The stock purchase agreement may be terminated by mutual consent of the parties, or by 60 days written notice from any party, provided that such notice may not be delivered prior to December 2, 2011.

No current officer, director, shareholder or affiliate of Red River played any role in the formation or operations of the Company or Bluefin Management, LLC (the Company’s sole shareholder), and no current officer, director, shareholder or affiliate of Red River is currently an officer, director or shareholder of the Company or Bluefin Management, LLC. The stock purchase agreement represents an arms-length transaction among the Company, Red River and the Red River shareholders, and was negotiated on behalf of the Company by its executive management team and on behalf of Red River and the Red River shareholders by Red River’s executive management team and principal shareholders. The stock purchase agreement has been approved by Red River’s board of directors, the holders of all of the outstanding shares of capital stock of Red River and the Company’s sole director.

Actions Relating to the Business Combination

Since the execution of the merger agreement and the stock purchase agreements, the Company and the management of each of FS, GTRI and Red River have worked together to identify and implement measures so that the transactions contemplated by the acquisition agreements will be consummated, and to prepare for the operation of the Company after completion of the Business Combination and the closing of this offering. As part of these efforts, the Company and its incoming management have identified the individuals who will lead its commercial sales efforts, its public sector efforts and its professional and managed services practices, developed organizational charts, taken steps to reduce costs at each of the Businesses and identified revenue-generating opportunities. Some of these actions have already taken place and others will take place prior to or upon the closing of this offering. For example, GTRI and Red River have entered into two teaming agreements which enable GTRI to sell products and services under Red River’s General Services Administration Federal Supply Schedule and to sell products under Red River’s Solutions for Enterprise-Wide Procurement contract administered by the National Aeronautics and Space Administration. In addition, FS and GTRI are collaborating on providing technology products, professional services, managed hosting, virtual desktop infrastructure, virtual computing environments and managed services to certain GTRI clients, as well as providing specialized staff augmentation for a project on which FS is a subcontractor. Further, FS and Red River have identified opportunities in which Red River will be able to leverage certain certifications held by FS employees.

If these plans had been implemented as of January 1, 2010, the Merger Reductions attributable to these actions and to certain actions required by the merger agreement and the stock purchase agreements would have totaled $12.2 million, $5.6 million and $8.1 million for the year ended December 31, 2010 and for the six-month periods ended June 30, 2010 and 2011, respectively. Specifically, these Merger Reductions include:

•

$5.0 million, $2.6 million and $3.0 million for the year ended December 31, 2010 and for the six-month periods ended June 30, 2010 and 2011, respectively, attributable to the substitution of share-based compensation for a portion of the cash-based compensation otherwise payable under certain FS compensation arrangements, which expense reductions would have been offset by non-cash charges of $5.5 million, $2.9 million and $3.3 million for the year ended December 31, 2010 and for the six-month periods ended June 30, 2010 and 2011, respectively, attributable to such share-based compensation; and

•

$7.2 million, $3.0 million and $5.1 million for the year ended December 31, 2010 and for the six-month periods ended June 30, 2010 and 2011, respectively, attributable to the elimination or contractual adjustment of certain salaries and related expenses attributable to previous owners of the Businesses, duplicative executives and other personnel who have exited FS, GTRI or Red River.

USE OF PROCEEDS

We estimate that the net proceeds to us of the sale of the common stock that we are offering will be approximately $         million, assuming an initial public offering price of $         per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses that we must pay. We intend to use $         million to pay the cash portion of the purchase price for FS, GTRI and Red River. We also intend to use $         million of these proceeds to repay certain indebtedness of FS. The remaining net proceeds of $         million will be used for working capital and other general corporate purposes, including the expansion of our current business through the enhancement of our existing services and solutions, the hiring of additional personnel to increase our development, sales and marketing activities, acquisitions of complementary or strategic businesses, and the payment of approximately $             in fees to Monroe & Company, LLC for professional services pursuant to a Consulting Agreement between us and Monroe & Company, LLC.

FS has a working capital facility with a bank, under which the outstanding balance ($10.7 million at June 30, 2011) will be repaid in connection with completion of the Business Combination and the closing of this offering, and the interest rate under this line of credit is equal to LIBOR plus 5.75% per annum (or 5.94% as of June 30, 2011).

The foregoing represents our current intentions with respect of the use and allocation of net proceeds from this offering based on our present plans and business conditions. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, competitive developments and the rate of growth, if any, of our business. Accordingly, our management will have significant flexibility and discretion in applying the net proceeds from this offering. Unforeseen events or changed business conditions may result in application of the proceeds from this offering in a manner other than described in this prospectus.

Pending use of the proceeds from this offering, we intend to invest the proceeds in short-term, interest-bearing investment grade securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on capital stock. We currently intend to retain all available funds and any future earnings for use in financing the growth of our business and do not anticipate paying any cash dividends after this offering or for the foreseeable future. Any future determination relating to dividend policy will be made at the discretion of our Board of Directors, subject to compliance with certain covenants under our loans, which restrict or limit our ability to declare or pay dividends, and will depend on our future earnings, financial condition, results of operations, capital requirements, general business conditions, future prospects, applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits, and other factors that our Board of Directors may deem relevant.

CAPITALIZATION

The following table presents our Predecessor’s historical capitalization at June 30, 2011, and our pro forma capitalization at that date reflecting (i) certain pro forma adjustments to the historical financial statements of the Company, FS, GTRI and Red River, (ii) completion of the Business Combination and (iii) the closing of this offering and the application of the net proceeds of this offering, as if the Business Combination and the closing of this offering had each occurred on June 30, 2011. The capitalization table below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the historical consolidated financial statements of the Company, FS, GTRI and Red River and our unaudited pro forma condensed financial statements and the notes thereto included elsewhere in this prospectus.

We are providing the capitalization table below for informational purposes only. It should not be construed to be indicative of our capitalization or financial condition had the Business Combination and the related transactions and events been completed on the date assumed. The capitalization table below may not reflect the capitalization or financial condition that would have resulted had we been operated as a separate, independent entity at that date and is not necessarily indicative of our future capitalization or financial condition.

	As of June 30, 2011
	Predecessor	Pro Forma
	($ in thousands)
Cash and cash equivalents	$935

Debt, including current and long-term:
Current portion of long-term debt	$17,221
Long-term debt, net of current portion	738

Total debt	17,959

Stockholders equity:
Preferred stock, $0.001 par value, 3,000 shares authorized and none outstanding, actual; shares authorized and none outstanding, pro forma	—
Common stock, $0.0001 par value, 50,000,000 shares authorized, 13,726,000 shares issued and 13,603,000 shares outstanding, actual; shares authorized, no shares issued and outstanding, pro forma	1
Additional paid-in capital	31,647
Treasury stock	(123)
Accumulated deficit	(35,814)

Total stockholders equity	(4,289)

Total capitalization	$13,670

The above table:

•	excludes shares of our common stock reserved as of , 2011 for future issuance under our stock-based compensation plans, none of which have been granted;

•	assumes no exercise by the underwriters of their option to purchase additional shares of our common stock to cover over-allotments, if any; and

•	includes the shares of our common stock issuable to the shareholders of FS, GTRI and Red River pursuant to the Business Combination.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our common stock after this offering. Our pro forma net tangible book value as of June 30, 2011, was approximately $         million, or approximately $         per share. Pro forma net tangible book value per share represents the amount of total tangible assets minus our total liabilities, divided by          shares of common stock outstanding upon the closing of this offering.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after the closing of this offering. After giving effect to our sale of         shares of common stock in this offering at an assumed initial public offering price of $         per share, and after deducting the underwriting discounts and commissions and estimated offering expenses, the pro forma net tangible book value as of June 30, 2011, would have been approximately $         million or approximately $         per share. This represents an immediate increase in net tangible book value of $         per share to existing stockholders and an immediate dilution in net tangible book value of $         per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$
Net tangible book value per share before this offering	$
Increase per share attributable to new investors

Pro forma net tangible book value per share after this offering

Dilution per share to new investors		$

If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the pro forma net tangible book value per share after this offering would be approximately $         per share, the increase in pro forma net tangible book value per share to existing stockholders would be approximately $         per share and the dilution to new investors purchasing shares in this offering would be approximately $         per share.

The table below presents on a pro forma basis as of June 30, 2011, the differences between the existing stockholders and the purchasers of shares in this offering with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New stockholders							$

Totals		100.0%		$	100.0%

Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA COMBINED FINANCIAL AND OTHER DATA

The following tables present the selected historical condensed consolidated financial data for each of our Predecessor, GTRI and Red River, as well as our selected unaudited condensed pro forma financial data. We have identified FS as our Predecessor for accounting purposes, and the Predecessor is considered the acquiror of both GTRI and Red River for accounting purposes. The consolidated statement of operations data for each of FS, GTRI and Red River set forth below for the years ended December 31, 2008, 2009 and 2010 and the consolidated balance sheet data for each of FS, GTRI and Red River as of December 31, 2009 and 2010 are derived from the audited consolidated financial statements of FS, GTRI and Red River, which are included elsewhere in this prospectus. The historical consolidated statement of operations data for each of FS, GTRI and Red River for the years ended December 31, 2006 and 2007 and the historical balance sheet data for each of FS, GTRI and Red River as of December 31, 2006, 2007 and 2008 are derived from the unaudited financial statements of each of FS, GTRI and Red River, respectively, that are not included in this prospectus. The statement of operations data for each of FS, GTRI and Red River for the six-month periods ended June 30, 2010 and 2011 and the balance sheet data for each of FS, GTRI and Red River as of June 30, 2011 are derived from the unaudited financial statements of FS, GTRI and Red River, respectively, that are included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management of each of FS, GTRI and Red River, include all adjustments necessary for a fair presentation of the information set forth herein.

The summary unaudited pro forma combined statement of operations data presented for the year ended December 31, 2010 and, for the six-month periods ended June 30, 2010 and 2011, combine the results of our Predecessor’s operations with those of the Company, GTRI and Red River, assuming the Business Combination and the closing of this offering occurred on January 1, 2010. The unaudited pro forma combined balance sheet data as of June 30, 2011 combines our Predecessor’s balance sheet with those of the Company, GTRI and Red River as of June 30, 2011, assuming the Business Combination and the closing of this offering occurred on June 30, 2011. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and we believe such assumptions are reasonable under the circumstances. For a description of all such assumptions and adjustments used in preparing the unaudited pro forma combined financial statements, see “Unaudited Pro Forma Combined Financial Statements” included elsewhere in this Prospectus. The summary unaudited pro forma combined financial statements are presented for informational purposes only, do not purport to represent what our results of operations or financial condition actually would have been had the relevant transactions been consummated on the dates indicated and are not necessarily indicative of our results of operations for any future period or our financial condition as of any future date.

You should read this summary financial data together with “Unaudited Pro Forma Combined Financial Statements,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes of the Company, FS, GTRI and Red River included elsewhere in this prospectus.

FusionStorm Global Inc.

	Predecessor							Pro Forma
	Year ended December 31,					Six Months ended June 30,		Year ended December 31, 2010	Six Months ended June 30,
	2006	2007	2008	2009	2010	2010	2011		2010	2011
Statement of Operations Data:	($ in thousands)
Revenues(1)	$170,640	$203,812	$249,396	$237,469	$376,308	$187,382	$188,220	$727,283	$308,452	$338,658
Cost of revenue(1)	138,471	159,397	192,105	182,746	304,958	150,423	149,856	603,944	251,413	278,733

Gross profit	32,169	44,415	57,291	54,723	71,350	36,959	38,364	123,339	57,039	59,925
Operating expenses(2)	31,007	36,791	51,473	68,771	76,049	40,002	36,888	125,298	59,622	57,144

Income (loss) from operations	1,162	7,624	5,818	(14,048)	(4,699)	(3,043)	1,476	(1,959)	(2,583)	2,781
Interest expense(3)	(2,841)	(5,344)	(4,853)	(3,584)	(3,063)	(2,907)	(4,967)	(1,617)	(487)	(2,437)
Other (expense) income(1)	(1,865)	(2,046)	(73)	294	(517)	(18)	(270)	(405)	154	(178)

(Loss) income before income taxes	(3,544)	234	892	(17,338)	(8,279)	(5,968)	(3,761)	(3,981)	(2,916)	166
Income tax (expense) benefit(4)	(699)	(1,222)	(1,061)	6,197	2,127	1,533	615	(141)	786	(375)

(Loss) income from continuing operations	(4,243)	(988)	(169)	(11,141)	(6,152)	(4,435)	(3,146)	(4,122)	(2,130)	(209)
Income (loss) from discontinued operations	-	-	1,376	(1,314)	(10,205)	(1,538)	490	(10,205)	(1,538)	490

Net (loss) income	$(4,243)	$(988)	$1,207	$(12,455)	$(16,357)	$(5,973)	$(2,656)	$(14,327)	$(3,668)	$281

Other Financial Data (unaudited):
EBITDA(5)								$(1,702)	$957	$8,882
Adjusted EBITDA(6)(7)								$21,464	$12,424	$10,347

	Predecessor						Pro Forma(8)
	December 31,					June 30, 2011	June 30, 2011
	2006	2007	2008	2009	2010
Balance Sheet Data:	($ in thousands)
Cash and cash equivalents	$924	$1,129	$2,060	$888	$1,055	$935	$27,190
Total current assets	81,757	93,533	88,992	100,844	122,440	132,742	219,441
Total assets	100,490	112,133	171,216	177,891	166,371	175,715	333,537
Current portion of long-term debt	2,810	1,756	7,594	8,780	30,980	17,221	-
Total current liabilities	77,122	90,375	105,110	135,305	154,762	170,282	204,897
Long-term debt, net of current portion	19,987	17,952	10,358	1,727	2,988	738	-
Total liabilities	102,422	114,961	171,495	188,393	168,080	180,004	220,546
Total shareholders’ (deficit) equity	(1,932)	(2,828)	(279)	(10,502)	(1,709)	(4,289)	112,991

(1)	Pro forma reflects the disposition of Relevant Security Corporation (RSC) by GTRI and the termination of the status of RRCC Realty, LLC (RR Realty) as a variable interest entity consolidated with Red River for accounting purposes.
(2)	Pro forma reflects the elimination of certain operating costs of the Businesses, including (i) the disposition by GTRI of RSC, (ii) the elimination of certain expenses related to RR Realty and (iii) the elimination of the change in fair value of the Predecessor’s phantom stock plan. These eliminations are partially offset by incremental amortization expense resulting from the intangible assets to be acquired in the acquisitions of GTRI and Red River.
(3)	Pro forma includes the elimination of interest expense associated with (i) the disposition of RSC and termination of RR Realty as a variable interest entity, (ii) debt that will be repaid in conjunction with the Business Combination and (iii) the elimination of the change in fair value of the Predecessor’s liability classified warrants that will be settled or forfeited in conjunction with the Business Combination.
(4)	Pro forma includes the additional income tax expense resulting from GTRI and Red River’s loss of their status as Subchapter S Corporations in the Business Combination and the impact of the pro forma adjustments.
(5)	We present EBITDA in this prospectus to provide investors with a supplemental measure of our operating performance. EBITDA is a non-GAAP financial measure. We define EBITDA as net income (loss) before interest expense, income tax benefit (expense) and depreciation and amortization. The Company believes that EBITDA may be useful to investors for measuring the Company’s ability to make new investments and to meet working capital requirements. EBITDA as calculated by the Company may not be consistent with calculations of EBITDA by other companies. EBITDA should not be considered in isolation from or as a substitute for net income (loss), cash flows from operating activities or other statements of operations or cash flows prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity.

(6)	We define Adjusted EBITDA as net income (loss) before interest expense, income tax benefit (expense), depreciation and amortization, loss from discontinued operations, share-based compensation, legal fees and acquisition-related transaction costs. We believe that Adjusted EBITDA is an important measure of our operating performance because it allows management, lenders, investors and analysts to evaluate and assess our core operating results from period to period after removing the impact of changes to our capitalization structure, income tax status and other non-recurring items that affect comparability across periods. Adjusted EBITDA is not intended to represent cash flow from operations as defined by U.S. GAAP and should not be used as an alternative to net income (loss) as an indicator of operating performance or to cash flow as a measure of liquidity. Because not all companies use identical calculations, these presentations of Adjusted EBITDA may not be comparable to other similarly-titled measures used by other companies. Adjusted EBITDA is calculated as follows:

	Pro Forma
	Year ended December 31, 2010	Six Months ended June 30, 2010	Six Months ended June 30, 2011
	($ in thousands)
Reconciliation of Adjusted EBITDA:
Net (loss) income	$(14,327)	$(3,668)	$281
Interest expense	1,617	487	2,437
Income tax expense (benefit)	141	(786)	375
Depreciation and amortization	10,867	4,924	5,789

EBITDA	(1,702)	957	8,882
Loss (income) from discontinued operations(a)	10,205	1,538	(490)
Share-based compensation(b)	8,014	6,465	73
Legal fees(c)	3,992	3,014	327
Acquisition-related transaction costs(d)	955	450	1,555

Adjusted EBITDA (unaudited)	$21,464	$12,424	$10,347

(a)	Reflects the elimination of a loss from discontinued operations in an amount of $10,205 for the year ended December 31, 2010, $1,538 for the six months ended June 30, 2010, and income of $490 for the six months ended June 30, 2011 relating to the October 2010 disposition of assets and liabilities of two subsidiaries of the Predecessor.
(b)	Reflects the add-back of certain non-cash expenses of $8,014 for the year ended December 31, 2010, $6,465 for the six-months ended June 30, 2010, and $73 for the six months ended June 30, 2011 attributable to share-based compensation of the Predecessor and GTRI. The share-based compensation of the Predecessor consists of options to acquire shares of Predecessor’s common stock pursuant to its stock option plans. The Company believes that this approach enhances the ability of management and many investors to compare financial results over multiple periods and allows for greater insight into the financial and operational performance of the Company.
(c)	Reflects the add-back of certain non-recurring expenses of $3,992 for the year ended December 31, 2010, $3,014 for the six months ended June 30, 2010, and $327 for the six months ended June 30, 2011 attributable to legal fees and settlement payments incurred in connection with certain legal proceedings in which the Predecessor or Red River was a party.
(d)	Reflects the add-back of legal, accounting and consulting fees incurred directly in connection with the Business Combination and the offering, in the aggregate amount of $955 for the year ended December 31, 2010, $450 for the six months ended June 30, 2010 and $1,555 for the six months ended June 30, 2011.

(7)	Adjusted EBITDA does not include the Merger Reductions which totaled $12.2 million, $5.6 million and $8.1 million for the year ended December 31, 2010 and for the six-month periods ended June 30, 2010 and 2011, respectively. Specifically, for the year ended December 31, 2010 and the six-month periods ended June 30, 2010 and 2011, Adjusted EBITDA does not include the following Merger Reductions: (i) cash savings of $5.0 million, $2.6 million and $3.0 million, respectively, attributable to the replacement of certain cash-based compensation (including commissions and other variable compensation) with share-based compensation and (ii) cash savings of $7.2 million, $3.0 million and $5.1 million, respectively, attributable to the elimination or contractual adjustment of certain salary and related expenses attributable to previous owners of the Businesses, duplicative executives and other personnel. The expense reduction associated with the cash savings described in clause (i) of the preceding sentence would have been offset by non-cash charges of $5.5 million, $2.9 million and $3.3 million for the year ended December 31, 2010 and for the six-month periods ended June 30, 2010 and 2011, respectively, attributable to the share-based compensation which replaced a portion of cash-based compensation. The Merger Reductions referred to in this footnote (7) are more fully discussed in the sections entitled “The Business Combination— Actions Relating to the Business Combination” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—FusionStorm Global Inc.—Results of Operations.”

(8)	Reflects an assumed offering of $175,000 after deducting (i) estimated underwriting discounts and commissions, (ii) estimated offering expenses, (iii) the cash portion of the purchase price for FS, GTRI and Red River, (iv) the repayment of certain indebtedness in conjunction with the Business Combination and (v) for accrued expense obligations. Also reflects purchase accounting adjustments to record GTRI and Red River’s assets acquired and liabilities assumed at fair value.

GTRI

	Year ended December 31,					Six Months ended June 30,
	2006	2007	2008	2009	2010	2010	2011
Statement of Operations Data:	($ in thousands)
Revenues	$74,793	$100,885	$128,053	$169,119	$163,585	$66,587	$68,692
Cost of revenue	64,748	83,143	110,417	146,649	134,540	53,182	56,145

Gross profit	10,045	17,742	17,636	22,470	29,045	13,405	12,547
Operating expenses	6,034	12,629	17,523	23,071	26,205	12,015	12,008

Income (loss) from operations	4,011	5,113	113	(601)	2,840	1,390	539
Interest expense	(104)	(11)	(101)	(83)	23	(96)	(17)
Other (expense) income	(1)	146	89	(67)	(25)	111	21

Net income (loss)	3,906	5,248	101	(751)	2,838	1,405	543
Less: minority interest in RSC	-	-	-	106	161	89	66

Net income (loss) attributable to GTRI and RSC	$3,906	$5,248	$101	$(645)	$2,999	$1,494	$609

	December 31,					June 30, 2011
	2006	2007	2008	2009	2010
Balance Sheet Data:	($ in thousands)
Cash, cash equivalents and investment in trading securities	$1,099	$4,294	$671	$2,229	$5,511	$4,736
Total current assets	17,269	21,604	20,788	41,933	35,091	29,617
Total assets	17,809	22,635	23,060	44,944	38,481	32,826
Promissory note payable to related party, current portion	-	-	-	-	93	98
Total current liabilities	13,378	14,818	16,456	39,126	31,146	26,409
Promissory note payable to related party	-	-	-	-	323	284
Related party payable	-	-	-	83	165	202
Total liabilities	13,378	14,862	16,727	39,546	32,082	27,348
Total stockholders’ equity	4,431	7,773	6,333	5,398	6,399	5,478

Red River

	Year ended December 31,					Six Months ended June 30,
	2006	2007	2008	2009	2010	2010	2011
Statement of Operations Data:	($ in thousands)
Revenues	$89,823	$104,536	$131,935	$164,343	$187,434	$54,483	$81,746
Cost of revenue	82,313	95,900	119,735	146,144	164,398	47,808	72,732

Gross profit	7,510	8,636	12,200	18,199	23,036	6,675	9,014
Operating expenses	7,800	8,314	11,869	15,900	16,449	6,928	7,983

(Loss) income from operations	(290)	322	331	2,299	6,587	(253)	1,031
Interest expense	(585)	(693)	(534)	(348)	(499)	(184)	(228)
Other income (expense)	-	70	166	123	105	45	71

(Loss) income before provision for state income taxes	(875)	(301)	(37)	2,074	6,193	(392)	874
Income tax (expense) benefit	-	(16)	(67)	39	(252)	16	(37)

Net (loss) income	$(875)	$(317)	$(104)	$2,113	$5,941	$(376)	$837

	December 31,					June 30, 2011
	2006	2007	2008	2009	2010
Balance Sheet Data:	($ in thousands)
Cash and cash equivalents	$1	$-	$71	$344	$157	$248
Total current assets	20,676	22,348	33,828	38,711	77,113	35,901
Total assets	21,813	24,592	37,084	42,308	80,752	39,372
Current portion of long-term debt	107	100	157	230	189	193
Total current liabilities	21,972	25,107	37,130	40,363	74,777	33,994
Long-term debt, net of current portion	1,861	274	1,212	1,393	1,268	750
Total liabilities	23,834	25,382	38,500	41,984	76,197	34,834
Total stockholders’ (deficit) equity	(2,021)	(789)	(1,416)	325	4,555	4,538

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with “Selected Historical and Pro Forma Consolidated Financial and Other Data” and our consolidated financial statements and accompanying notes included elsewhere in this prospectus. This discussion contains forward-looking statements, based on current expectations and related to our plans, estimates, beliefs and anticipated future financial performance. These statements involve risks and uncertainties and our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and elsewhere in this prospectus.

Our Business

We are a provider of diversified IT solutions to domestic and international commercial enterprises, as well as to the public sector, including federal, state and local government entities, and educational institutions. We provide end-to-end IT solutions, including hardware and software integration, pre-sales and technical consulting, and both professional and managed services to address our clients’ business needs. We engage with our clients throughout all aspects of their IT investment, providing services from the initial needs assessment and design to procurement and implementation to on-going support and hosting. To date, we have not conducted any operations other than in connection with the Business Combination and this offering. Except as otherwise indicated or unless the context otherwise requires, the business operations and other information given in this Management’s Discussion and Analysis of Financial Condition and Results of Operations assumes that this offering and the Business Combination have occurred.

Basis of Presentation

We were incorporated in 2009 to create and develop a leading, globally branded provider of diversified, end-to-end IT solutions. To date, we have conducted operations only in connection with the Business Combination and this offering.

In connection with the Business Combination, on May 14, 2011, we and our wholly owned subsidiary, Merger Sub, entered into the merger agreement with FS and John G. Varel, as representative of the FS shareholders. On June 20, 2011 and October 3, 2011, the parties entered into amendments to this merger agreement. Pursuant to the merger agreement, Merger Sub will merge with and into FS, with FS surviving the merger as our direct, wholly owned subsidiary. On May 31, 2011, we entered into a stock purchase agreement with GTRI, the shareholders of GTRI and Glenn Smith, as representative of the GTRI shareholders, pursuant to which we will acquire all of the issued and, outstanding shares of GTRI. On June 2, 2011, we entered into a stock purchase agreement with Red River, the shareholders of Red River and Richard Bolduc, as representative of the Red River shareholders, pursuant to which we will acquire all of the issued and outstanding shares of Red River. We will consummate the merger with FS contemporaneously with the closing of this offering, and acquire GTRI and Red River immediately thereafter.

Immediately following completion of the Business Combination, FS, Red River and GTRI will operate as our wholly owned subsidiaries. The Business Combination will be accounted for under the acquisition method of accounting, and FS will be considered the acquiror of both Red River and GTRI for accounting purposes. The amounts assigned to the identifiable assets acquired and liabilities assumed in connection with the Business Combination will be based on estimated fair values as of the dates of the acquisitions, with the remainder, if any, to be recorded as goodwill. The fair values will be determined by our management, taking into consideration information supplied by the management of each of FS, GTRI and Red River and other relevant information.

The integration of the Businesses will begin following the closing of this offering, with the early areas of focus being consolidation of certain shared services including human resources, payroll, legal, cash and treasury management, and credit and collections. A centralized management team has been identified and integration planning has begun. The Company expects that substantially all of the key employees of the Businesses required to implement the integration plan are currently in place or will be in place as of the closing of this offering. The Company will operate as three business divisions: public sector division, commercial division and professional services. The Company expects that the integration will be substantially completed over a 12 to 18 month period following the closing of this offering. Although the aggregate integration costs are not known at this time, the Company believes that such costs will be offset by reduced personnel resulting from the integration.

The discussion and analysis of our results of operations that appears below addresses (i) selected pro forma combined results of operations of the Company for the six-month period ended June 30, 2011 compared to the six-month period ended June 30, 2010, reflecting (a) certain pro forma adjustments to the historical financial statements of the Company, FS, GTRI and Red River, (b) completion of the Business Combination and (c) the closing of this offering and the application of the net proceeds of this offering and (ii) unaudited pro forma combined revenues and cost of revenue of the Company for the year ended December 31, 2010, reflecting the adjustments and other items described above, compared to unaudited pro forma combined revenues and cost of revenue of FS, GTRI and Red River for the year ended December 31, 2009.

Additionally, we discuss selected unaudited results of operations of each of FS, GTRI and Red River for (i) the six-month period ended June 30, 2011 compared to the six-month period ended June 30, 2010, (ii) the year ended December 31, 2010 compared to the year ended December 31, 2009 and (iii) the year ended December 31, 2009 compared to the year ended December 31, 2008.

Key Business Metrics

Revenues

Our revenues consist of product revenues, maintenance and support services revenues, professional services revenues and managed services revenues, each of which is discussed in more detail below. We experience fluctuations in quarterly revenues as a result of seasonal IT spending patterns among our clients. Many of our U.S. federal government agency clients tend to spend a substantial portion of their IT budgets in the second half of the year following the U.S. federal budget process, and many of our commercial clients also spend a substantial portion of their IT budgets in the second half of the year. Our public sector revenues may be adversely affected by government budget cuts and other deficit reduction actions. However, to the extent that budget cuts and deficit reduction plans include reductions in government workforces, we believe there may be increased demand for IT products and services. In addition, U.S. federal contracts may be competitively bid out more frequently going forward than in the past. We believe that our past performance under federal contracts and enhanced capabilities arising from the Business Combination will allow us to effectively compete for these contracts.

Products. Product revenues consist of sales of third party hardware and software. We recommend and procure hardware and software products from various technology OEMs and integrate them into one seamless solution. We are generally not required to carry significant amounts of inventory on behalf of our clients or to assure a continuous supply or immediate delivery of technology products from OEMs, and we provide our clients with the right to return defective technology products.

Maintenance and Support Services. Maintenance and support services are typically provided by third parties who are the primary obligors of these services under the maintenance and support service contracts. Revenues from maintenance and support services provided by third parties are recorded on a net basis. A portion of FS’s maintenance and support services are provided directly by FS under the associated contracts. Revenues from maintenance and support services provided by FS are recorded on a gross basis.

Professional Services. Our professional services revenues are derived from consulting, design, integration, testing and implementation in the areas of data center architecture, systems design, management and automation, virtualization, security, cloud infrastructure, application consulting and rationalization, database and SharePoint development, open source services and JAVA and .Net services. Professional services revenues also include post-implementation maintenance and support services such as on-site maintenance and repair, equipment lifecycle analysis and renewal services, remote infrastructure monitoring and general help desk and call center services. Our professional services arrangements typically have a duration of less than a year, and are fixed fee or time and materials-based. We sell professional services in all of the geographic areas in which we operate.

Managed Services. Our managed services revenues are derived from network management and monitoring, database administration, application management and monitoring, backup and recovery, data protection, managed VoIP, detailed security testing and monitoring, and emerging cloud-based services including managed hosting, hosted applications, VDI and application and server virtualization. Our managed services arrangements typically have a duration of one to three years, and include a fixed fee component and a variable fee component dependent upon usage level. We sell managed services in all of the geographic areas in which we operate.

Cost of Revenue / Gross Profit

Cost of revenue includes all costs related to the delivery of our products, professional services and managed services. Cost of product revenue consists primarily of the costs of product (net of vendor rebates). Because revenues from maintenance and support service contracts are typically recorded on a net basis, there is typically no associated cost of revenue. Cost of professional services revenue consists primarily of direct labor of engineers and related benefits costs, subcontracted services, certain travel expenses and related depreciation and facility expenses. Cost of managed services revenue consists primarily of direct labor of personnel and related benefits costs, certain travel expenses, facility related expenses and related depreciation expense.

Gross profit is revenues minus cost of revenue, and represents profit after selling products, maintenance and support services, professional services, and managed services and deducting the costs directly associated with the sale of such products and services. Gross margin is gross profit divided by revenues. Because revenues from maintenance and support service contracts are typically recorded on a net basis, the gross margin on most of these revenues is 100%. However, the gross margin on revenues from maintenance and support service contracts that are recorded on a gross basis are substantially lower.

Operating Expenses

Operating expenses include selling, general and administrative expenses, as well as all other depreciation and amortization expenses. Selling, general and administrative expenses include salaries, benefits and commissions of our sales personnel and sales engineers who are engaged in the selling process, marketing expenses such as advertising, costs of product literature and trade shows, the costs of executive, financial, human resources and administrative personnel, and indirect labor of engineers and related benefits costs. We provide for depreciation and amortization of property and equipment, including computer equipment and software, furniture, equipment, automobiles and leasehold improvements, as well as intangible assets that we have purchased as part of prior acquisitions, over the useful life of the asset.

Commissions and variable compensation are included in operating expenses. At FS, GTRI and Red River, the majority of commissions are paid as a percentage of gross profit exclusive of vendor rebates. These commission plans are considered standard by each of the Businesses and can include either a fixed rate of gross profit or increase as earned gross profit increases. At Red River, if an employee generates a sale with negative gross profit, a portion of the loss is offset against current or future commissions earned. At FS and GTRI, there are also certain commission plans that are considered non-standard, which are paid as a percentage of either gross profit or revenue and include commissions on rebates and managed services revenues, as well as bonuses designed to incentivize short-term sales targets. In addition, FS has two types of variable compensation plans. One plan is structured according to certain sales targets and the other is based on achieving certain operating cash flow targets.

Interest Expense

Interest expense consists primarily of interest incurred by us in respect of our credit facilities and vendor payables, including any imputed interest expense on notes payable and amortization of debt discount.

Other Income (Expense)

Other income (expense) is composed of interest income and other income or expense. Interest income consists primarily of interest earned by us pursuant to notes receivable. Other income or expense consists primarily of, in the case of FS, income or expense related to the change in fair value of warrants classified as a liability, and in the case of GTRI and Red River, gains and losses on investments.

Income Tax (Expense) Benefit

Income tax (expense) benefit represents provisions for federal, state, local and foreign income taxes.

Income (Loss) from Continuing Operations

Income (loss) from continuing operations is income (loss) before income taxes minus income tax (expense) benefit.

Income (Loss) from Discontinued Operations

Income (loss) from discontinued operations is income (loss) from operations and disposal of discontinued operations minus related income tax (expense) benefit.

The Businesses

While FS, GTRI and Red River have certain differences, each has demonstrated an annual revenue growth rate between 20% and 22% during the period from 2008 through 2010. Depending, in part, on a variety of factors which may arise in any year including trends in the commercial and public sectors, the companies have experienced different growth and profitability results. FS’s stronger services offerings have generally resulted in higher gross profit margins on average during the periods presented than those experienced by GTRI or Red River during those periods.

FS

FS was formed in 1995 to provide IT solutions primarily to commercial clients across the United States, combining technology products from leading vendors and OEMs with a range of professional services, managed services and maintenance and support services offerings.

FS sells hardware and software products from such leading technology OEMs as Cisco, EMC, F5, Hitachi Data Systems, Hewlett Packard, Juniper, NetApp, Oracle, Redhat, Symantec and VMWare. FS provides equipment sales and deployment solutions including proof of concept, procurement, project management, hardware and software integration, data center migration and initial system configuration and testing. FS offers maintenance and support services including on-site maintenance and repair, equipment lifecycle analysis and renewal services, remote infrastructure monitoring, support contract management and general help desk and call center services.

Among the IT consulting and professional services which FS offers are the design, procurement and integration of IT systems and solutions. FS’s professional services engineers have expertise across a variety of technologies including data center architecture, systems design, management and automation, virtualization, security, cloud infrastructure, application rationalization, database and Sharepoint development and JAVA and

..Net services. FS’s managed services capabilities include network management and monitoring, database administration, application management and monitoring, backup and recovery, data protection, managed VoIP, security testing and monitoring and other infrastructure services, as well as emerging cloud services.

As of June 30, 2011, FS conducted its operations from 20 facilities located in nine U.S. states, Amsterdam, The Netherlands and Frankfurt, Germany. While FS services clients across the United States, its strongest presence is in California where nine of its facilities are located. As a result, in part, of its geographic diversity, FS has generally adopted a decentralized approach to management.

GTRI

GTRI was formed in 1998 to provide IT solutions to public sector entities and commercial clients. GTRI has served as a prime contractor or sub-contractor on projects for a broad range of U.S. federal government agencies including military and other security agencies. Until May 13, 2010, GTRI qualified as a “minority-owned” business under SBA regulations.

GTRI sells hardware and software products from leading technology OEMs such as Cisco, Dell, EMC, Hitachi Data Systems, HP, Citrix, Juniper, NetApp and VMWare. GTRI provides equipment sales and deployment solutions including proof of concept, design, procurement, project management, hardware and software integration and data migration. GTRI offers maintenance and support services including on-site maintenance and troubleshooting, equipment lifecycle analysis and renewal services, remote infrastructure monitoring and support contract management.

Among the professional services which GTRI offers are the design, procurement and integration of IT systems and solutions, and GTRI’s professional services engineers have expertise across a variety of technologies including data center optimization, systems design, management and automation, virtualization, security, cloud infrastructure, unified communications and asset lifecycle management. GTRI’s managed services capabilities include network management and monitoring, database administration, application monitoring, managed VoIP, security testing and monitoring, and other infrastructure services. GTRI’s service offerings include cabling infrastructure, enterprise service management application consulting, penetration testing, vulnerability assessments and product lifecycle management. Other features and capabilities include an ISO 9001 approved quality management system which includes a Microsoft Sharepoint-based dashboard utilized by the employee base for quality case automation and process sharing.

GTRI’s client base includes a portfolio of federal agencies (including the Department of Defense and civilian agencies), mid-market commercial businesses, state and private universities, school districts and large healthcare organizations across the country. As of June 30, 2011, GTRI conducted its operations from seven facilities located in five U.S. states. Six of GTRI’s facilities are located in the western United States. GTRI has generally adopted a centralized approach to management, with a significant focus on employee development through quality management and education initiatives.

Red River

Red River was formed in 1995 to provide IT solutions to U.S. public sector and healthcare clients. Red River has served as a prime contractor or sub-contractor on projects for a broad range of U.S. federal government agencies including, primarily, civilian agencies and prime contractors on Department of Defense contracts. Red River sells hardware and software products from such leading technology OEMs as Cisco, Dell, EMC, Hewlett Packard, NetApp and VMWare. As of June 30, 2011, Red River conducted its operations from facilities located in Claremont, New Hampshire and Reston, Virginia. Red River has generally adopted a centralized approach to management.

FusionStorm Global Inc.

Results of Operations

Selected Unaudited Pro Forma Combined Quarterly Results of Operations

The following table sets forth selected unaudited pro forma combined results of operations of the Company for each of the three-month periods ended March 31, June 30, September 30 and December 31, 2010 and March 31 and June 30, 2011. The following table presents our selected unaudited pro forma combined quarterly financial data, reflecting (i) certain pro forma adjustments to the historical financial statements of the Company, FS, GTRI and Red River, (ii) completion of the Business Combination and (iii) the closing of this offering and the application of the net proceeds of this offering. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information, and we believe such assumptions are reasonable under the circumstances. The selected unaudited pro forma combined quarterly financial data presented below are derived from and should be read in conjunction with the Company’s unaudited pro forma combined financial statements and the notes thereto and the financial statements of each of the Company, FS, GTRI and Red River included elsewhere in this prospectus.

	Three Months ended
	March 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	March 31, 2011	June 30, 2011
	($ in thousands)
Revenues	$123,941	$184,511	$193,762	$225,069	$155,489	$183,169
Cost of revenue	100,001	151,412	163,372	189,159	126,122	152,611

Gross profit	23,940	33,099	30,390	35,910	29,367	30,558
Operating expenses	29,121	30,501	30,061	35,615	27,285	29,859

(Loss) income from operations	$(5,181)	$2,598	$329	$295	$2,082	$699

Since the execution of the merger agreement with FS and the stock purchase agreements with GTRI and Red River, the Company and the management of each of FS, GTRI and Red River have worked together to identify and implement measures so that the transactions contemplated by the acquisition agreements will be consummated, and to prepare for the operation of the Company after completion of the Business Combination and the closing of this offering. As part of these efforts, the Company and its incoming management have identified the individuals who will lead its commercial sales efforts, its public sector efforts and its professional and managed services practices, developed organizational charts, taken steps to reduce costs at each of the Businesses and identified revenue-generating opportunities. Some of these actions have already taken place and others will take place prior to or upon the closing of this offering. For example, GTRI and Red River have entered into two teaming agreements which enable GTRI to sell products and services under Red River’s General Services Administration Federal Supply Schedule and to sell products under Red River’s Solutions for Enterprise-Wide Procurement contract administered by the National Aeronautics and Space Administration. In addition, FS and GTRI are collaborating on providing technology products, professional services, managed hosting, virtual desktop infrastructure, virtual computing environments and managed services to certain GTRI clients, as well as providing specialized staff augmentation for a project on which FS is a subcontractor. Further, FS and Red River have identified opportunities in which Red River will be able to leverage certain certifications held by FS employees.

If these plans had been implemented as of January 1, 2010, the Merger Reductions attributable to these actions and to certain actions required by the merger agreement and the stock purchase agreements would have totaled $12.2 million, $5.6 million and $8.1 million for the year ended December 31, 2010 and for the six-month periods ended June 30, 2010 and 2011, respectively. Specifically, these Merger Reductions (and certain offsetting increases) include:

•

$5.0 million, $2.6 million and $3.0 million for the year ended December 31, 2010 and for the six-month periods ended June 30, 2010 and 2011, respectively, attributable to the substitution of share-based compensation for a portion of the cash-based compensation otherwise payable under certain FS compensation arrangements, which expense reductions would have been offset by non-cash charges of $5.5 million, $2.9 million and $3.3 million for the year ended December 31, 2010 and for the six-month periods ended June 30, 2010 and 2011, respectively, attributable to such share-based compensation;

•

$3.5 million, $1.2 million and $3.0 million for the year ended December 31, 2010 and for the six-month periods ended June 30, 2010 and 2011, respectively, attributable to the termination of certain employees of FS occurring after the execution and delivery of the merger agreement whose positions have been eliminated in preparation for completion of the Business Combination and the closing of this offering and whom the Company does not currently intend to replace, offset by the effect of certain executive employment agreements;

•

$0.8 million, $0.4 million and $0.5 million for the year ended December 31, 2010 and for the six-month periods ended June 30, 2010 and 2011, respectively, attributable to the termination of certain employees of GTRI occurring after the execution and delivery of the GTRI stock purchase agreement whose positions have been eliminated in preparation for completion of the Business Combination and the closing of this offering and whom the Company does not currently intend to replace, offset by the effect of certain executive employment agreements;

•

$0.1 million, $0.1 million and $0.1 million for the year ended December 31, 2010 and for the six-month periods ended June 30, 2010 and 2011, respectively, attributable to the termination of certain employees of Red River occurring after the execution and delivery of the Red River stock purchase agreement whose positions have been eliminated in preparation for completion of the Business Combination and the closing of this offering and whom the Company does not currently intend to replace;

•

$0.8 million, $0.3 million and $0.6 million for the year ended December 31, 2010 and the for the six month periods ended June 30, 2010 and 2011, respectively, attributable to the termination of executives or employees who have been determined to be duplicative or have otherwise been identified for termination prior to or at the time of completion of the Business Combination and the closing of this offering and whom the Company does not currently intend to replace;

•

$0.9 million, $0.4 million and $0.3 million for the year ended December 31, 2010 and for the six month periods ended June 30, 2010 and 2011, respectively, attributable to the retirement and termination by Red River of two of its stockholders who are also senior executives of Red River, which retirements are conditions to the Company’s obligations under the Red River stock purchase agreement and whom the Company does not currently intend to replace; and

•

$1.1 million, $0.6 million and $0.6 million for the year ended December 31, 2010 and for the six-month periods ended June 30, 2010 and 2011, respectively, attributable to the retirement and termination by FS of a stockholder who is also a senior executive of FS, which termination is a condition to the Company’s obligations under the FS merger agreement and whom the Company does not currently intend to replace.

Comparison of Six Months ended June 30, 2010 and 2011

The following table sets forth selected unaudited pro forma combined results of operations of the Company for each of the six-month periods ended June 30, 2010 and 2011. The following table presents our selected unaudited pro forma combined financial data for such six-month periods reflecting (i) certain pro forma adjustments to the historical financial statements of the Company, FS, GTRI and Red River, (ii) completion of the Business Combination and (iii) the closing of this offering and the application of the net proceeds of this offering. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information, and we believe such assumptions are reasonable under the circumstances. The selected unaudited pro forma combined financial data for the six-month periods presented below are derived from and should be read in conjunction with the Company’s unaudited pro forma combined financial statements and the notes thereto and the financial statements of each of the Company, FS, GTRI and Red River included elsewhere in this prospectus.

	Six Months ended June 30,
	2010	2011
	($ in thousands)
Revenues	$308,452	$338,658
Cost of revenue	251,413	278,733

Gross profit	57,039	59,925
Operating expenses	59,622	57,144

Income (loss) from operations	$(2,583)	$2,781

Revenues. Revenues were $338.7 million for the six months ended June 30, 2011, an increase of $30.2 million or 10% from $308.5 million for the same period in 2010.

Product revenues were $300.4 million for the six months ended June 30, 2011, an increase of $22.7 million or 8% from $277.7 million for the same period in 2010. Maintenance and support services revenues were $14.7 million for the six months ended June 30, 2011, an increase of $2.2 million or 18% from $12.5 million for the same period in 2010. Professional services revenues were $14.8 million for the six months ended June 30, 2011, an increase of $2.4 million or 19% from $12.4 million for the same period in 2010. Managed services revenues were $8.8 million for the six months ended June 30, 2011, an increase of $3.0 million or 52% from $5.8 million for the same period in 2010.

Cost of Revenue / Gross Profit. Cost of revenue was $278.7 million for the six months ended June 30, 2011, an increase of $27.3 million or 11% from $251.4 million for the same period in 2010. Cost of revenue was 82% of revenues for each of the six-month periods ended June 30, 2011 and 2010. Gross profit was $60.0 million for the six months ended June 30, 2011, an increase of $3.0 million or 5% from $57.0 million for the same period in 2010. Gross margin was 18% for each the six-month periods ended June 30, 2011 and 2010.

Gross profit earned on product revenues was $41.4 million for the six months ended June 30, 2011, an increase of $1.5 million or 4% from $39.9 million for the same period in 2010. Gross margin on product was 14% for each of the six-month periods ended June 30, 2011 and 2010.

Gross profit earned on maintenance and support services revenues was $13.5 million for the six months ended June 30, 2011, an increase of $2.0 million from $11.5 million for the same period in 2010. Gross margin on maintenance and support services was 92% for each of the six-month periods ended June 30, 2011 and 2010.

Gross profit earned on professional services revenues was $2.8 million for the six months ended June 30, 2011, a decrease of $0.5 million or 15% from $3.3 million for the same period in 2010. Gross margin on professional services was 19% for the six months ended June 30, 2011, compared to 27% for the same period in 2010.

Gross profit earned on managed services revenues was $2.3 million for the six months ended June 30, 2011, a decrease of $0.1 million or 4% from $2.4 million for the same period in 2010. Gross margin on managed services was 26% for the six months ended June 30, 2011, compared to 41% for the same period in 2010.

Operating Expenses. Operating expenses were $57.1 million for the six months ended June 30, 2011, a decrease of $2.5 million or 4% from $59.6 million for the same period in 2010.

Comparison of Years ended December 31, 2009 and 2010

The following table sets forth unaudited pro forma combined revenues and cost of revenue of the Company, FS, GTRI and Red River for the years ended December 31, 2009 and 2010, reflecting (i) certain pro forma adjustments to the historical financial statements of the Company, FS, GTRI and Red River, (ii) completion of the Business Combination and (iii) the closing of this offering and the application of the net proceeds of this offering. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information, and we believe such assumptions are reasonable under the circumstances. The unaudited pro forma combined financial data for the year ended December 31, 2010 presented below are derived from and should be read in conjunction with the Company’s unaudited pro forma combined financial statements and the notes thereto and the financial statements of each of the Company, FS, GTRI and Red River included elsewhere in this prospectus.

	Year ended December 31,
	2009	2010
	($ in thousands)
Revenues	$570,931	$727,283
Cost of revenue	475,538	603,944

Gross profit	$95,393	$123,339

Revenues. Revenues were $727.3 million for the year ended December 31, 2010, an increase of $156.4 million or 27% from $570.9 million for the same period in 2009. Product revenues were $657.4 million for the year ended December 31, 2010, an increase of $133.5 million or 25% from $523.9 million for the same period in 2009. Maintenance and support services revenues were $24.7 million for the year ended December 31, 2010, an increase of $5.2 million or 27% from $19.5 million for the same period in 2009. Professional services revenues were $31.0 million for the year ended December 31, 2010, an increase of $10.1 million or 48% from $20.9 million for the same period in 2009. Managed services revenues were $14.2 million for the year ended December 31, 2010, an increase of $7.5 million from $6.7 million for the same period in 2009.

Cost of Revenue. Cost of revenue was $603.9 million for the year ended December 31, 2010, an increase of $128.4 million or 27% from $475.5 million for the same period in 2009. Cost of revenue was 83% of revenues for each of the years ended December 31, 2010 and 2009. Gross profit was $123.3 million for the year ended December 31, 2010, an increase of $28.0 million or 29% from 95.4 million for the same period in 2009. Gross margin was 17% for each of the years ended December 31, 2010 and 2009.

Gross profit earned on product revenues was $89.1 for the year ended December 31, 2010, an increase of $23 or 35% from $66.1 for the same period in 2009. Gross margin on product was 14% for the year ended December 31, 2010, compared to 13% for the same period in 2009.

Gross profit earned on maintenance and support services revenues was $22.2 for the year ended December 31, 2010, an increase of $5.1 or 30% from $17.1 for the same period in the 2009. Gross margin on maintenance and support services was 90% for the year ended December 31, 2010 compared to 88% for the same period in 2009.

Gross profit earned on professional services revenues was $6.9 million for the year ended December 31, 2010, a decrease of $0.1 million or 1% from $7.0 million for the same period in 2009. Gross margin on professional services was 22% for the year ended December 31, 2010, compared to 33% from the same period in 2009.

Gross profit earned on managed services revenues was $5.1 million for the year ended December 31, 2010, an increase of $0.9 million or 21% from $4.2 million for the same period in 2009. Gross margin on managed services was 36% for the year ended December 31, 2010, compared to 63% for the same period in 2009.

Financial Position, Liquidity and Capital Resources

Our unaudited pro forma combined primary sources of liquidity as of June 30, 2011 consisted of approximately $27.2 million of cash and cash equivalents and approximately $28.8 million available under the credit facilities of FS, GTRI and Red River. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and size of potential acquisitions, the expansion of our sales and marketing activities, the expansion of our engineering capabilities, and capital expenditures to expand our managed services offerings. Of the $         million in net proceeds of this offering after deducting estimated underwriting discounts and commissions and estimated offering expenses, we intend to use approximately $         million to pay the cash portion of the purchase price for FS, GTRI and Red River in the Business Combination, approximately $         million to repay certain indebtedness of FS, and approximately $         million for working capital and other general corporate purposes, including the expansion of our current business through acquisitions of complementary or strategic businesses, the enhancement of our existing services and solutions and the hiring of additional personnel to increase our business development, sales and marketing activities. To the extent that our cash and cash equivalents, cash flow from operating activities and net proceeds of this offering are insufficient to fund our future activities, we may need to raise additional funds through bank credit arrangements or public or private equity or debt financings.

FS, GTRI and Red River use the same lender for their respective credit facilities. The Company is negotiating a consent with that lender relating to the continuation of those credit facilities following completion of the Business Combination and the closing of this offering on the same terms and conditions as currently apply. The lender has also presented to the Company a term sheet relating to a consolidated credit facility for the Company and the Businesses, which the Company expects will be entered into within three months after completion of the Business Combination and the closing of this offering. The consolidated credit facility is expected to be for an aggregate amount of $200 million (increasing to up to $225 million in certain circumstances), including a $75 million revolving asset-based line of credit, a $25 million “accordion” facility which increases the asset-based line of credit and which increases by up to $25 million (to an aggregate accordion facility of up to $50 million) under certain circumstances, and a $100 million distribution inventory line of credit (i.e., a floorplan facility).

We expect to incur substantial integration costs associated with the Business Combination, including, among others, costs incurred in connection with the implementation of a centralized financial reporting and management system and compliance with Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual assessment of our internal controls over financial reporting. In addition, certain agreements pursuant to which FS previously acquired certain businesses provide for “earn-outs” or performance payments, requiring the payment of consideration over time based on the performance of the acquired business and other factors. FS is party to such an earn-out arrangement in connection with its acquisition of a company in November, 2009. Payments under this earn-out arrangement are based on the performance of the acquired business and certain related factors, and continue through the period ending November, 2014. As of June 30, 2011, we estimate that the aggregate amount of all remaining payments under this arrangement is $1.1 million. Because the earn-out payments are based on the performance of the acquired business, there is no maximum amount that could be due pursuant to this earn-out arrangement. In 2010, FS entered into a settlement agreement and a repayment agreement with PC Specialists (dba Technology Integration Group) and certain other parties, in connection with the resolution of litigation. The aggregate amount of FS’s obligations remaining under these agreements was $2.6 million as of June 30, 2011, and is included in long-term debt and the current portion of long-term debt in FS’s balance sheet. The Company does not believe that these repayment obligations or the “earn-out” payments referenced above will be material to its liquidity and capital resources.

Each of FS, GTRI and Red River has experienced, and we expect to continue to experience, fluctuations in quarterly revenues as a result of seasonal patterns among clients. The businesses of each of GTRI and Red River are generally stronger in the second half of the year when U.S. federal government agencies tend to spend a substantial portion of their IT budgets following the U.S. federal budget process. FS’s business has also generally been stronger in the second half of the year due, in part, to the cyclical trends in IT spending by its commercial clients, many of which spend a substantial portion of their IT budgets in that half of the year.

Additionally, ongoing global economic uncertainty, including financial market disruption, could cause our current and potential customers to delay or reduce technology purchases and result in longer sales cycles, slower adoption of new technologies and increased price competition. Credit risk associated with our customers and vendors may also be adversely impacted. In addition, although we do not anticipate the need for additional capital in the near term due to our current financial position, financial market disruption may adversely affect our access to additional capital.

FS

Overview

FS, founded in 1995, provides IT solutions primarily to commercial clients across the United States, combining technology products from leading vendors and OEMs with a range of professional services, managed services and maintenance and support services offerings.

Results of Operations

Comparison of Six Months ended June 30, 2010 and 2011

The following table sets forth selected unaudited results of operations of FS for each of the six-month periods ended June 30, 2010 and 2011, which are derived from the unaudited financial statements and the notes thereto of FS included elsewhere in this prospectus. The unaudited financial statements of FS have been prepared on the same basis as FS’s annual consolidated financial statements appearing elsewhere in this prospectus and, in the opinion of management, reflect all adjustments consisting of normal recurring adjustments considered necessary to present fairly the results of operations for the six-month periods ended June 30, 2010 and 2011. Operating results for any interim fiscal period are not necessarily indicative of results for the full year.

	Six Months ended June 30,
	2010	2011
	($ in thousands)
Revenues	$187,382	$188,220
Cost of revenue	150,423	149,856

Gross profit	36,959	38,364
Operating expenses	40,002	36,888

(Loss) income from operations	(3,043)	1,476
Interest expense	(2,907)	(4,967)
Other expense	(18)	(270)

Loss before income taxes	(5,968)	(3,761)
Income tax benefit	1,533	615

Loss from continuing operations	(4,435)	(3,146)
(Loss) income from discontinued operations	(1,538)	490

Net loss	$(5,973)	$(2,656)

Revenues. Revenues were $188.2 million for the six months ended June 30, 2011, an increase of $0.8 million from $187.4 million for the same period in 2010.

Product revenues were $162.0 million for the six months ended June 30, 2011, a decrease of $7.3 million or 4% from $169.3 million for the same period in 2010. The decrease in product revenues was primarily attributable to an increase in deferred sales as a result of fewer shipments to FS’s largest customers during the quarter ended June 30, 2011 compared to the same period in 2010.

Maintenance and support services revenues were $9.6 million for the six months ended June 30, 2011, an increase of $3.2 million or 50% from $6.4 million for the same period in 2010. The increase in maintenance and support services revenues was primarily the result of increased demand for support related to two significant customers.

Professional services revenues were $8.1 million for the six months ended June 30, 2011, an increase of $2.0 million or 33% from $6.1 million for the same period in 2010. The increase in professional services revenues was primarily attributable to ongoing, multiple location retail store technology implementations for a large client.

Managed services revenues were $8.6 million for the six months ended June 30, 2011, an increase of $3.0 million or 54% from $5.6 million for the same period in 2010. The increase in managed services revenue was primarily the result of FS’s April 2010 acquisition of a managed services company.

Cost of Revenue / Gross Profit. Cost of revenue was $149.9 million for the six months ended June 30, 2011, a decrease of $0.5 million from $150.4 million for the same period in 2010. Cost of revenue was 80% of revenues for each of the six-month periods ended June 30, 2011 and 2010. Gross profit was $38.4 million for the six months ended June 30, 2011, an increase of $1.4 million or 4% from $37.0 million for the same period in 2010. Gross margin was 20% for each of the six-month periods ended June 30, 2011 and 2010.

Gross profit earned on product revenues was $26.9 million for the six months ended June 30, 2011, a decrease of $1.1 million or 4% from $28.0 million for the same period in 2010. Gross margin on product was 16% for each of the six-month periods ended June 30, 2011 and 2010. Vendor rebates were $7.4 million for the six months ended June 30, 2011, compared to $7.7 million for the same period in 2010. Incentive programs offered to FS by vendors are periodically amended and, accordingly, FS may not be able to maintain the level of manufacturer incentives that it currently receives, which may cause gross margins to change.

Gross profit earned on maintenance and support services revenues was $8.3 million for the six months ended June 30, 2011, an increase of $3.0 million or 57% from $5.3 million for the same period in 2010. Gross margin on maintenance and support services was 86% for the six month period ended June 30, 2011, compared to 83% for the same period in 2010.

Gross profit earned on professional services revenues was $0.8 million for the six months ended June 30, 2011, a decrease of $0.5 million or 38% from $1.3 million for the same period in 2010. Gross margin on professional services was 10% for the six months ended June 30, 2011, compared to 21% for the same period in 2010. The decrease in gross margin on professional services was due to increased costs associated with the growth of FS’s professional services practice, with costs related to increased headcount of professional services personnel as well as an increased level of subcontracted labor, increasing more rapidly than revenues.

Gross profit earned on managed services revenues was $2.4 million for each of the six-month periods ended June 30, 2011 and 2010. Gross margin on managed services was 28% for the six months ended June 30, 2011, compared to 43% for the same period in 2010. The decrease in gross margin on managed services was primarily due to FS’s acquisition of a managed services company in April 2010 that resulted in increased depreciation expense on related assets.

Operating Expenses. Operating expenses were $36.9 million for the six months ended June 30, 2011, a decrease of $3.1 million or 8% from $40.0 million for the same period in 2010. The decrease was primarily attributable to a decline in legal and accounting expenses and in other operating expenses, offset by an increase in payroll and commission expense.

Legal and accounting expense was $0.8 million for the six months ended June 30, 2011, a decrease of $2.3 million or 74% from $3.1 million for the same period in 2010. The decrease was due to the settlement of litigation in 2010.

All other operating expenses were $10.4 million for the six months ended June 30, 2011, a decrease of $4.4 million or 30% from $14.8 million for the same period in 2010. The decrease reflects a decline in stock-based compensation expense, offset slightly by an increase in FS’s obligations under its phantom stock plan.

Payroll expense (including taxes and benefits) was $13.5 million for the six months ended June 30, 2011, an increase of $2.3 million or 21% from $11.2 million for the same period in 2010. The increase was the result of continued investment in sales, marketing and key engineering areas to support demand in the areas of networking, storage and enterprise software. Infrastructure costs also increased in key areas of IT and operations for investments in cloud computing initiatives and inventory management, as well as in finance for increased demands in accounting and other support functions.

Commissions and variable compensation expense was $12.1 million for the six months ended June 30, 2011, an increase of $1.2 million or 11% from $10.9 million for the same period in 2010. Commissions are earned primarily based upon a percentage of the gross margin generated and therefore increased in parallel with the increase in gross profit. Variable compensation is earned as a result of achieving target-based objectives. For the six months ended June 30, 2011, commissions and variable compensation expense was 32% of gross profit, compared to 30% for the same period in 2010. Of the $12.2 million of commissions and variable compensation expense for the six months ended June 30, 2011, $9.2 million was commissions paid to sales personnel based on gross margin amounts and $3.0 million was variable compensation. Of the $10.9 million of commissions and variable compensation expense for the six months ended June 30, 2010, $8.3 million was commissions paid to sales personnel based on gross margin amounts and $2.6 million was variable compensation. The increase in variable compensation was primarily the result of sales personnel achieving target objectives.

Interest Expense. Interest expense was $5.0 million for the six months ended June 30, 2011, an increase of $2.1 million or 72% from $2.9 million for the same period in 2010. The increase resulted from an extension of outstanding trade payables and an increase in both the revolving line of credit with FS’s secured creditors and the interest cost on secured payables to a major distributor. FS extended its secured payables to a major distributor as a result of limited cash available to repay borrowings. As a result of a reduction of interest costs associated with trade payables and based on available cash projections, FS believes that interest expense will either decrease or remain flat for the remainder of the current fiscal year as compared to the six months ended June 30, 2011. FS’s revolving line of credit will be repaid in connection with completion of the Business Combination and the closing of this offering, significantly reducing the related interest costs. In addition, FS anticipates that it will further reduce interest expense as a result of using certain cash resources and borrowings under new financing agreements to be entered into following completion of the Business Combination and the closing of this offering to repay a portion of the outstanding trade payables to this major distributor.

Other Income (Expense). Other income (expense) was immaterial for each of the six-month periods ended June 30, 2011 and 2010.

Income Tax Benefit. FS recorded income tax benefit of $0.6 million for the six months ended June 30, 2011, a decrease of $0.9 million from $1.5 million for the same period in 2010. The effective tax rate, or income tax (expense) benefit divided by income (loss) before income taxes, was 16% for the six months ended June 30, 2011, compared to 26% for the same period in 2010.

Income (Loss) from Continuing Operations. Income (loss) from continuing operations was $(3.1 million) for the six months ended June 30, 2011, a decrease of $0.9 million from $(4.4 million) for the same period in 2010. Income (loss) from continuing operations represented (2)% of revenues for each of the six-month periods ended June 30, 2011 and 2010.

Income (Loss) from Discontinued Operations. Income (loss) from discontinued operations was $0.5 million for the six months ended June 30, 2011, an increase of $2.0 million from $(1.5 million) for the same period in 2010. This change was due to FS’s sale of a subsidiary in the fourth quarter of 2010.

Comparison of Years ended December 31, 2009 and 2010

The following table sets forth selected results of operations of FS for each of the years ended December 31, 2009 and 2010, which are derived from the audited financial statements and the notes thereto of FS included elsewhere in this prospectus.

	Year ended December 31,
	2009	2010
	($ in thousands)
Revenues	$237,469	$376,308
Cost of revenue	182,746	304,958

Gross profit	54,723	71,350
Operating expenses	68,771	76,049

(Loss) income from operations	(14,048)	(4,699)
Interest expense	(3,584)	(3,063)
Other income (expense)	294	(517)

(Loss) income before income taxes	(17,338)	(8,279)
Income (expense) tax benefit	6,197	2,127

(Loss) income from continuing operations	(11,141)	(6,152)
(Loss) income from discontinued operations	(1,314)	(10,205)

Net (loss) income	$(12,455)	$(16,357)

Revenues. Revenues were $376.3 million for the year ended December 31, 2010, an increase of $138.8 million or 58% from $237.5 million for the same period in 2009.

Product revenues were $331.9 million for the year ended December 31, 2010, an increase of $125.4 million or 61% from $206.5 million for the same period in 2009. The increase in product revenues was primarily the result of increased demand for networking equipment, storage capacity and enterprise software among FS clients, including in connection with the significant expansion of a large client’s retail store footprint throughout the United States and abroad, as well as technology upgrades to this client’s existing retail stores. The retail store expansion project for this client is ongoing, and the Company expects the project to continue through at least the third calendar quarter of 2012. The technology upgrade project for this client is also ongoing, with the client experiencing a continuing need for larger networks and more advanced systems to deliver new applications and content in its existing retail stores. Accordingly, the Company does not anticipate a reduction in revenue from this client during this period.

Maintenance and support services revenues were $13.4 million for the year ended December 31, 2010, an increase of $1.0 million or 8% from $12.4 million for the same period in 2009. The increase in contract support revenues was primarily the result of increased demand for support related to product sales.

Professional services revenues were $17.3 million for the year ended December 31, 2010, an increase of $5.2 million or 43% from $12.1 million for the same period in 2009. The growth in professional services revenues was primarily attributable to ongoing, multiple location retail store technology implementations for a large client.

Managed services revenues were $13.7 million for the year ended December 31, 2010, an increase of $7.2 million from $6.5 million for the same period in 2009. The increase in managed services revenues resulted primarily from an April 2010 acquisition of a managed services company and clients’ increased demand for data center capacity.

Cost of Revenue / Gross Profit. Cost of revenue was $305.0 million for the year ended December 31, 2010, an increase of $122.2 million from $182.8 million for the same period in 2009. Cost of revenue was 81% of revenues for the year ended December 31, 2010, compared to 77% for the same period in 2009. FS’s gross profit was $71.3 million for the year ended December 31, 2010, an increase of $16.7 million or 31% from $54.7 million for the same period in 2009. FS’s gross margin was 19% for the year ended December 31, 2010, compared to 23% for the same period in 2009.

Gross profit earned on product revenues was $53.0 million for the year ended December 31, 2010, an increase of $16.8 million or 46% from $36.2 million for the same period in 2009. Gross margin on product was 16% for the year ended December 31, 2010, compared to 18% for the same period in 2009.

Gross profit earned on maintenance and support services revenues was $10.9 million for the year ended December 31, 2010, an increase of $0.9 million or 9% from $10.0 million for the same period in the 2009. Gross margin on maintenance and support services was 81% for each of the years ending December 31, 2010 and 2009.

Gross profit earned on professional services revenues was $2.4 million for the year ended December 31, 2010, a decrease of $2.0 million or 45% from $4.4 million for the same period in 2009. Gross margin on professional services was 14% for the year ended December 31, 2010, compared to 37% from the same period in 2009. The decrease in gross margin on professional services was due to increased costs associated with the growth of FS’s professional services practice, including costs related to increased headcount of professional services personnel as well as an increased level of subcontracted labor.

Gross profit earned on managed services revenues was $5.1 million for the year ended December 31, 2010, an increase of $1.0 million or 24% from $4.1 million for the same period in 2009. Gross margin on managed services was 37% for the year ended December 31, 2010, compared to 63% for the same period in 2009. The decrease in gross margin on managed services was the result of a 2010 acquisition that resulted in increased depreciation expense on related assets.

Operating Expenses. Operating expenses were $76.0 million for the year ended December 31, 2010, an increase of $7.2 million or 10% from $68.8 million from the same period in 2009.

Payroll expenses (including taxes and benefits) were $23.8 million for the year ended December 31, 2010, an increase of $3.9 million or 20% from $19.9 million for the same period in 2009. The increase was the result of continued investment in sales, marketing and key engineering areas to support demand in the areas of networking, storage and enterprise software. Infrastructure costs also increased in key areas of IT and operations for investments in cloud computing initiatives and inventory management, as well as in finance for increased demands in accounting and other support functions.

Commissions and variable compensation expense was $25.3 million in 2010, an increase of $9.8 million or 63% from $15.5 million for the same period in 2009. Commissions are primarily earned based upon a percentage of the gross margin generated and therefore increased in parallel with the increase in gross profit. Variable compensation is earned as a result of achieving target-based objectives. For the year ended December 31, 2010, commissions expense was 35% of gross profit, compared to 28% for the same period in 2009. Of the $25.3 million of commissions and variable compensation expense in 2010, $9.6 million was variable compensation and $15.7 million was commissions paid to sales personnel based on gross margin amounts. Of the $15.5 million of commissions and variable compensation expense in 2009, $4.6 million was variable compensation and $10.9 million was commissions paid to sales personnel based on gross margin amounts. The increase in variable compensation was primarily the result of sales personnel achieving target objectives based on increased revenues.

Legal and accounting expense was $4.4 million for the year ended December 31, 2010 ($3.6 million of which was legal expense), a decrease of $14.5 million from $18.9 million for the same period in 2009. The decrease was due to litigation and related settlement costs declining significantly during the second half of 2010 in connection with legal proceedings alleging unfair business practices, including trade secret misappropriation and interference with prospective economic advantage.

All other operating expenses were $22.5 million for the year ended December 31, 2010, an increase of $8.0 million or 55% from $14.5 million from the same period in 2009. The increase reflects an increase in FS’s obligations under its phantom stock plan.

Interest Expense. Interest expense was $3.1 million for the year ended December 31, 2010, a decrease of $0.5 million or 16% from $3.6 million for the same period in 2009. The decrease was due to payment in respect of notes payable and decreased interest expense due to a lower principal balance on the debt.

Other Income (Expense). Other income (expense) was $(0.5 million) for the year ended December 31, 2010, a decrease of $0.8 million from $0.3 million for the same period in 2009.

Income Tax (Expense) Benefit. FS recorded income tax (expense) benefit of $2.1 million for the year ended December 31, 2010, a decrease of $4.1 million from $6.2 million for the same period in 2009. The effective tax rate was 25% for the year ended December 31, 2010, compared to 36% for the same period in 2009.

Income (Loss) from Continuing Operations. FS’s recorded income (loss) from continuing operations of $(6.2 million) for the year ended December 31, 2010, an improvement of $4.9 million from $(11.1 million) for the same period in 2009. Income (loss) from continuing operations represented (2)% of revenues for the year ended December 31, 2010, compared to (5)% for the same period in 2009.

Income (Loss) from Discontinued Operations. Income (loss) from discontinued operations was $(10.2 million) for the year ended December 31, 2010, a decrease of $8.9 million from $(1.3 million) for the same period in 2009. The increase was attributable primarily to a subsidiary’s loss from operations of $(12.2 million) in 2010, prior to its disposition in the fourth quarter of 2010.

Comparison of Years ended December 31, 2008 and 2009

The following table sets forth selected results of operations of FS for each of the years ended December 31, 2008 and 2009, which are derived from the audited financial statements and the notes thereto of FS included elsewhere in this prospectus.

	Year ended December 31,
	2008	2009
	($ in thousands)
Revenues	$249,396	$237,469
Cost of revenue	192,105	182,746

Gross profit	57,291	54,723
Operating expenses	51,473	68,771

Income (loss) from operations	5,818	(14,048)
Interest expense	(4,853)	(3,584)
Other (expense) income	(73)	294

Income (loss) before income taxes	892	(17,338)
Income tax (expense) benefit	(1,061)	6,197

(Loss) income from continuing operations	(169)	(11,141)
Income (loss) from discontinued operations	1,376	(1,314)

Net income (loss)	$1,207	$(12,455)

Revenues. Revenues for the year ended December 31, 2009 were $237.5 million, a decrease of $11.9 million or 5% from $249.4 million for the same period in 2008.

Product revenues were $206.5 million for the year ended December 31, 2009, a decrease of $14.8 million or 7% from $221.3 million for the same period in 2008. The decrease in product revenues related to the lingering effects of the 2008 national economic downturn.

Maintenance and support services revenues were $12.4 million for the year ended December 31, 2009, an increase of $0.6 million or 5% from $11.8 million for the same period in 2008.

Professional services revenues were $12.1 million for the year ended December 31, 2009, an increase of $1.7 million or 16% from $10.4 million for the same period in 2008. The increase in professional services revenues was primarily attributable to ongoing, multiple location retail store technology implementations for a large client.

Managed services revenues were $6.5 million for the year ended December 31, 2009, an increase of $0.6 million or 10% from $5.9 million for the same period in 2008.

Cost of Revenue / Gross Profit. Cost of revenue was $182.7 million for the year ended December 31, 2009, a decrease of $9.4 million or 5% from $192.1 million for the same period in 2008. Cost of revenue was 77% of revenues for each of the years ended December 31, 2009 and 2008. FS’s gross profit was $54.8 million for the year ended December 31, 2009, a decrease of $2.5 million or 4% from $57.3 million for the same period in 2008. FS’s gross margin was 23% for each of the years ended December 31, 2009 and 2008.

Gross profit earned on product revenues was $36.2 million for the year ended December 31, 2009, a decrease of $3.8 million or 10% from $40.0 million for the same period in 2008. Gross margin on product was 18% for each of the years ended December 31, 2009 and 2008.

Gross profit earned on maintenance and support services revenues was $10.0 million for the year ended December 31, 2009, an increase of $1.4 million or 16% from $8.6 million for the same period in 2008. Gross margin on maintenance and support services was 81% for the year ended December 31, 2009, compared to 73% for the same period in 2008.

Gross profit earned on professional services revenues was $4.4 million for the year ended December 31, 2009, a decrease of $0.2 million or 4% from $4.6 million for the same period in 2008. Gross margin on professional services was 36% for the year ended December 31, 2009, compared to 44% for the same period in 2008. The decrease in gross margin on professional services was due to increased headcount of professional services personnel, as well as an increased level of subcontracted labor to support growth of FS’s professional services practice.

Gross profit earned on managed services revenues was $4.1 million for each of the years ended December 31, 2009 and 2008. Gross margin on managed services was 63% for the year ended December 31, 2009, compared to 69% for the same period in 2008. The decrease in gross margin on managed services was due to increased depreciation expense on related assets.

Operating Expenses. Operating expenses were $68.8 million for the year ended December 31, 2009, an increase of $17.3 million or 34% from $51.5 million for the same period in 2008.

Payroll expenses accounted for $19.9 million of operating expenses in 2009, compared to $18.0 million (inclusive of $1.5 million of severance costs) in 2008. Commissions and variable compensation expenses decreased to $15.5 million in 2009 from $16.4 million in 2008. Of the $15.5 million of commissions and variable compensation in 2009, $4.6 million was variable compensation and $10.9 million was commissions paid to the FS sales personnel based on gross margin amounts. Of the $16.4 million of commissions and variable compensation in 2008, $4.8 million was variable compensation and $11.6 million was commission paid to FS sales personnel based on gross margin amounts. The increase in variable compensation was the result of sales personnel achieving target objectives based on certain revenue thresholds in the compensation plan.

Legal and accounting expense was $18.9 million in 2009 compared to $1.1 million in 2008, an increase of $17.8 million. This increase is attributable to a provision of $17.3 million in 2009 related to the settlement of certain litigation. All other operating expenses were $14.5 million for the year ended December 31, 2009, a decrease of $1.5 million or 9% from $16.0 million for the same period in 2008.

Interest Expense. Interest expense was $3.6 million for the year ended December 31, 2009, a decrease of $1.3 million or 27% from $4.9 million for the same period in 2008. The decrease resulted from a decrease in the average amount outstanding under the revolving line of credit with FS’s secured creditors.

Other Income (Expense). Other income (expense) was $0.3 million for the year ended December 31, 2009, an improvement of $0.4 million from $(0.1 million) for the same period in 2008.

Income Tax (Expense) Benefit. FS recorded income tax (expense) benefit of approximately $6.2 million for the year ended December 31, 2009, an improvement of $7.3 million from $(1.1 million) for the same period in 2008. The effective tax rate was 36% for the year ended December 31, 2009 compared to 122% for the same period in 2008. The effective tax rate was significantly higher in 2008 as a result of the impact of permanent differences in that year combined with relatively low pre-tax income.

Income (Loss) from Continuing Operations. Income (loss) from continuing operations was $(11.1 million) for the year ended December 31, 2009, a decrease of $10.9 million from $(0.2 million) for the same period in 2008. Income (loss) from continuing operations represented (5)% of revenues for the year ended December 31, 2009, compared to (0.1)% for the same period in 2008.

Income (Loss) from Discontinued Operations. FS recorded income (loss) from discontinued operations of $(1.3 million) for the year ended December 31, 2009, an decrease of $2.7 million from $1.4 million for the same period in 2008.

Financial Position, Liquidity and Capital Resources

Overview

For the six-month period ended June 30, 2011 and the years ended December 31, 2008, 2009 and 2010, FS funded its operations primarily through a combination of cash provided by operating activities and credit facility borrowings. FS’s primary sources of liquidity as of June 30, 2011 consisted of approximately $0.9 million of cash and available credit of $4.0 million under its primary credit facility with GE Capital. FS’s principal uses of its cash resources during this 42-month period were to fund operations, invest in property and equipment, acquire other companies and service debt. FS’s liquidity declined from December 31, 2010 to June 30, 2011, as its net working capital deficit increased by $5.7 million during this period. Working capital deficit increased from $32.3 million at December 31, 2010 to $38.0 million at June 30, 2011. Assuming the Company’s acquisition of FS pursuant to the merger agreement occurred on June 30, 2011, FS’s working capital deficit of $38.0 million would have been reduced by approximately $25.0 million, as the $17.0 million of FS’s current portion of long-term debt and FS’s $8.0 million payment obligation under its phantom stock plan will each be paid down to zero in connection with the closing. The Company may elect to further reduce FS’s working capital deficit following the closing of its acquisition of FS. GE Capital’s $60 million credit facility was operational for the full year, allowing FS to restructure its long-term debt to a short term revolver facility exchanging 14% borrowing costs for variable interest rate debt at LIBOR plus 5.75%. A significant distributor reduced its interest rate associated with outstanding trade payables during September, 2011 and the reduction is effective through at least February, 2012. Non-cash charges for the six months ended June 30, 2011 included depreciation of $3.2 million; debt forgiveness of $0.5 million and stock-based compensation of $0.1 million. In 2010, FS entered into a settlement agreement and a repayment agreement with PC Specialists (dba Technology Integration Group) and certain other parties, in connection with the resolution of litigation. The aggregate amount of FS’s obligations remaining under these agreements was $2.6 million as of June 30, 2011, and is included in long-term debt and the current portion of long-term debt in FS’s balance sheet. FS does not believe that these repayment obligations will be material to its liquidity and capital resources. FS believes that its existing cash resources, credit facilities and borrowing capabilities are sufficient to support its operating requirements and investment strategies for the next twelve months.

Cash Flows from Operating Activities

FS’s net cash from continuing operations provided by (used in) operating activities for the six months ended June 30, 2011 was $15.1 million, compared to $(9.2 million) for the same period in 2010. FS had income (loss) from continuing operations for the six months ended June 30, 2011 of $(3.1 million), adjusted by non-cash depreciation and amortization of $3.2 million, stock-based compensation of $0.1 million, debt forgiveness of $(0.5 million), change in fair value of phantom stock of $2.0 million, change in fair value of warrant liability of $1.4 million and bad debt expense of $(0.3 million). This compares to income (loss) from continuing operations of $(4.4 million) for the same period in 2010, adjusted by non-cash depreciation and amortization of $2.4 million, stock-based compensation of $6.1 million, debt forgiveness of $(0.5 million), change in fair value of phantom stock of $1.4 million, deferred taxes of $(3.1 million) and change in fair value of warrant liability of $1.0 million. Net changes in FS’s operating assets and liabilities provided an additional $13.2 million in cash for the six months ended June 30, 2011, compared to $(12.3 million) of cash used by the change in operating assets and liabilities for the same period in 2010.

FS’s net cash from continuing operations provided by (used in) operating activities for the year ended December 31, 2010 was ($17.4 million), compared to $12.0 million for the same period in 2009. FS had income (loss) from continuing operations for the year ended December 31, 2010 of $(16.4 million), adjusted by non-cash depreciation and amortization of $5.8 million, non-cash share-based compensation expense of $7.7 million, deferred taxes of $0.7 million and bad debt expense of $0.8 million, compared to $(12.5 million) for the same period in 2009, adjusted by non-cash depreciation and amortization of $2.6 million, non-cash share-based compensation expense of $1.8 million, debt forgiveness of $1.0 million, and deferred taxes of $6.4 million. Net changes in FS’s operating assets and liabilities used an additional $21.4 million in cash for the year ended December 31, 2010, compared to $25.4 million of cash provided by the change in operating assets and liabilities for the same period in 2009. The decrease in cash from operating activities resulting from the change in operating assets and liabilities was primarily the result of FS entering into a debt agreement in 2010, which increased cash from financing activities as opposed to utilizing a floor plan facility in 2009, which increased cash from operating activities.

FS’s net cash from continuing operations provided by (used in) operating activities for the year ended December 31, 2009 was $12.0 million, compared to $5.8 million for the same period in 2008. FS had income (loss) from continuing operations for the year ended December 31, 2009 of $(12.5 million), adjusted by non-cash depreciation and amortization of $2.6 million, non-cash share-based compensation expense of $1.8 million, debt forgiveness of $1.0 million, and deferred taxes of $6.4 million, compared to income (loss) from continuing operations of $(1.2 million) for the same period in 2008, adjusted by non-cash depreciation and amortization of $2.4 million and non-cash share-based compensation expense of $1.3 million. Net changes in FS’s operating assets and liabilities resulted in $25.4 million in additional cash provided by operating activities for the year ended December 31, 2009, compared to $1.5 million for the same period in 2008. The increase in cash provided by the changes in operating assets and liabilities were primarily driven by a $14.0 million increase in accrued expenses and other current payables in 2009.

Cash Flows from Investing Activities

FS’s investing activities consist almost entirely of purchases of property and equipment, including both equipment for its own operations and equipment used to provide managed services to its clients. FS’s net cash provided by (used in) investing activities was $0.8 million for the six months ended June 30, 2011, attributable to purchases of property and equipment of $2.6 million, offset by a decrease in restricted cash of $3.5 million, compared to net cash provided by (used in) investing activities of $(2.5 million) for the same period in 2010, attributable primarily to purchases of property and equipment of $2.3 million.

FS’s net cash used in investing activities was $7.8 million for the year ended December 31, 2010, attributable primarily to purchases of property and equipment of $5.3 million and the acquisition of an entity for $0.8 million, compared to net cash used in investing activities of $4.0 million for the same period in 2009, attributable primarily to purchases of property and equipment of $1.6 million and the acquisition of an entity for $1.3 million.

FS’s net cash used in investing activities was $4.0 million for the year ended December 31, 2009, attributable primarily to purchases of property and equipment of $1.6 million and the acquisition of an entity for $1.3 million, compared to net cash used in investing activities of $1.8 million for the same period in 2008, attributable primarily to purchases of property and equipment of $1.6 million.

Cash Flows from Financing Activities

FS’s net cash provided by (used in) financing activities was $(16.1 million) for the six months ended June 30, 2011, resulting primarily from the repayment of long-term debt and net repayments of its financing facility. FS’s net cash provided by (used in) financing activities was $12.3 million for the same period in 2010, resulting primarily from net proceeds from the Company’s financing facility.

FS’s net cash provided by (used in) financing activities was $23.1 million for the year ended December 31, 2010, resulting primarily from advances of long-term debt of $22.2 million. FS’s net cash provided by (used in) financing activities was $(8.8 million) for the same period in 2009, attributable primarily to repayment of a note payable.

FS’s net cash provided by (used in) financing activities was ($8.8 million) for the year ended December 31, 2009, attributable primarily to repayment of a note payable. FS’s net cash provided by (used in) financing activities was $(3.0 million) for the same period in 2008, attributable primarily to repayment of a note payable.

Indebtedness

FS has a $60.0 million working capital facility with a bank to cover its normal operating needs. The interest rate under this line of credit is equal to LIBOR plus 5.75% per annum (or 5.94% as of June 30, 2011) and the line of credit is secured by all of FS’s business assets. As of June 30, 2011, FS’s outstanding balance under this facility was $10.7 million. Additionally, FS has senior subordinated variable interest rate notes payable, due in monthly principal and interest installments through February 2013, with an interest rate of 11.74% as of June 30, 2011. The remaining balance on these notes was $1.5 million as of June 30, 2011. Capital leases secured by equipment totaled $0.4 million as of June 30, 2011, with monthly installments of principal and interest due through March 2012. Two notes resulting from a repayment agreement entered into during 2010 in connection with the settlement of legal proceedings have an interest rate of 9% and an outstanding balance of $3.7 million as of June 30, 2011. FS also has renegotiated trade payables due in monthly principal and, in certain cases, interest installments through October 2011, with a weighted average interest rate of 10% and an aggregate outstanding balance of $1.8 million as of June 30, 2011.

Capital Expenditures

Capital expenditures were $2.6 million and $2.4 million for the six-month periods ended June 30, 2011 and 2010, respectively. Capital expenditures for the years ended December 31, 2010, 2009 and 2008 were $5.3 million, $1.6 million and $1.6 million, respectively. The increase in capital expenditures from 2009 to 2010 related primarily to increased purchases of managed services hosting equipment, which totaled $4.0 million in 2010. FS expects to purchase approximately $0.7 million of fixed assets during the remainder of 2011 and $3.8 million of fixed assets during 2012, including equipment for a new data center as well as ordinary course purchases of managed services hosting equipment.

Contractual Obligations

	Payments due by Period
Contractual Obligations:	Total	Less than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	($ in thousands)
Current and long-term debt, excluding capital leases	$33,406	$30,501	$2,905	$-	$-
Capital leases	726	591	135	-	-
Operating leases	5,132	1,507	2,400	905	320
Purchases	-	-	-	-	-
Other long-term liabilities*	1,109	300	633	176	-

*	Comprises estimated amounts due pursuant to “earn-outs” or performance payment provisions in connection with acquisitions, which require the payment of consideration over time based on the performance of the acquired business and certain related factors.

GTRI

Results of Operations

GTRI, incorporated in 1998, is a provider of IT solutions to the public sector and commercial clients. Prior to the Business Combination, GTRI elected to be treated under Subchapter S of the Internal Revenue Code of 1986, as amended, for federal income tax purposes. As a result, GTRI has not been subject to federal or state income tax at the corporate level. Accordingly, the quarterly and the annual results of operations of GTRI do not include income tax (expense) benefit. Following the Business Combination, GTRI will lose its status as a Subchapter S Corporation and will be included in the Company’s consolidated federal corporate income tax return.

The six-month period and the annual results of operations of GTRI are consolidated with the accounts of RSC, GTRI’s majority-owned (85%) subsidiary. Prior to completion of the Business Combination, GTRI will dispose of its investment in RSC and as a result RSC’s accounts will no longer be consolidated with GTRI following the Business Combination.

Comparison of Six Months ended June 30, 2010 and 2011

The following table sets forth selected unaudited results of operations of GTRI for each of the six-month periods ended June 30, 2010 and 2011, which are derived from the unaudited financial statements and the notes thereto of GTRI included elsewhere in this prospectus. The unaudited financial statements of GTRI have been prepared on the same basis as GTRI’s annual consolidated financial statements appearing elsewhere in this prospectus and, in the opinion of management, reflect all adjustments consisting of normal recurring adjustments considered necessary to present fairly the results of operations for the six-month periods ended June 30, 2010 and 2011. Operating results for any interim fiscal period are not necessarily indicative of results for the full year.

	Six Months ended June 30,
	2010	2011
	($ in thousands)
Revenues	$66,587	$68,692
Cost of revenue	53,182	56,145

Gross profit	13,405	12,547
Operating expenses	12,015	12,008

(Loss) income from operations	1,390	539
Interest expense	(96)	(17)
Other income (expense)	111	21

Net (loss) income	1,405	543
Less: minority interest in Relevant Security Corporation	89	66

Net (loss) income attributable to GTRI and Relevant Security Corporation	$1,494	$609

Revenues. Revenues were $68.7 million for the six months ended June 30, 2011, an increase of $2.1 million or 3% from $66.6 million for the same period in 2010. GTRI’s revenues for each of these periods included no revenues attributable to RSC.

Product revenues were $58.6 million for the six months ended June 30, 2011, an increase of $3.3 million or 6% from $55.3 million for the same period in 2010. This increase in product revenues is primarily attributable to one customer.

Maintenance and support services revenues were $3.9 million for the six months ended June 30, 2011, a decrease of $1.4 million or 26% from $5.3 million for the same period in 2010. This decrease in maintenance and support services revenues is primarily attributable to one customer.

Professional services revenues were $5.9 million for the six months ended June 30, 2011, an increase of $0.2 million or 4% from $5.7 million for the same period in 2010.

Managed services revenues were $0.3 million for the six months ended June 30, 2011, an increase of $0.1 million from $0.2 million for the same period in 2010.

Cost of Revenue / Gross Profit. Cost of revenue was $56.1 million for the six months ended June 30, 2011, an increase of $2.9 million or 6% from $53.2 million for the same period in 2010. Cost of revenue was 82% of revenues for the six months ended June 30, 2011, compared to 80% for the same period in 2010. Gross profit was $12.6 million for the six months ended June 30, 2011, a decrease of $0.8 million or 6% from $13.4 million for the same period in 2010. Gross margin was 18% for the six months ended June 30, 2011, compared to 20% for the same period in 2010.

Gross profit earned on product revenues was $6.7 million for the six months ended June 30, 2011, an increase of $0.5 million or 8% from $6.2 million for the same period in 2010. Gross margin on product was 11% for each of the six-month periods ended June 30, 2011 and 2010. These increases primarily relate to GTRI’s strategic decision to focus on sales of higher-margin services offerings. An increased focus on higher-margin services offerings, as opposed to the commoditized sale of products, is encouraged by the manufacturer in the form of providing increased margins on hardware related to the corresponding services projects. In addition, GTRI has achieved increased growth in program-related product sales with a specific public sector client.

Gross profit earned on maintenance and support services revenues was $3.9 million for the six months ended June 30, 2011, a decrease of $1.4 million or 26% from $5.3 million for the same period in 2010. Because product revenues from maintenance and support service contracts are recorded on a net basis, the gross margin on these revenues is 100%. This decrease in maintenance and support services gross profit is primarily attributable to one customer.

Gross profit earned on professional services revenues was $2.3 million for the six months ended June 30, 2011, an increase of $0.4 million or 21% from $1.9 million for the same period in 2010. Gross margin on professional services was 39% for the six months ended June 30, 2011, compared to 33% for the same period in 2010.

Gross profit earned on managed services revenues was an immaterial amount for each of the six-month periods ended June 30, 2011 and 2010.

Operating Expenses. Operating expenses were $12.0 million for each of the six-month periods ended June 30, 2011 and 2010. GTRI’s operating expenses for the six months ended June 30, 2011 and 2010 include $0.4 million and $0.5 million, respectively, in expenses attributable to RSC.

Interest Expense. GTRI’s interest expense was an immaterial amount for the six months ended June 30, 2011, a decrease of $0.1 million from $0.1 million for the same period in 2010.

Other Income (Expense). GTRI’s other income was an immaterial amount for the six months ended June 30, 2011, a decrease of $0.1 million from $0.1 million for the same period in 2010.

Comparison of Years ended December 31, 2009 and 2010

The following table sets forth selected results of operations of GTRI for each of the years ended December 31, 2009 and 2010, which are derived from the audited financial statements and the notes thereto of GTRI included elsewhere in this prospectus.

	Year ended December 31,
	2009	2010
	($ in thousands)
Revenues	$169,119	$163,585
Cost of revenue	146,649	134,540

Gross profit	22,470	29,045
Operating expenses	23,071	26,205

(Loss) income from operations	(601)	2,840
Interest expense	(83)	23
Other (expense) income	(67)	(25)

Net (loss) income	(751)	2,838
Less minority interest in Relevant Security Corporation	106	161

Net (loss) income attributable to GTRI and Relevant Security Corporation	$(645)	$2,999

Revenues. Revenues were $163.6 million for the year ended December 31, 2010, a decrease of $5.5 million or 3% from $169.1 million for the same period in 2009. GTRI’s revenues for each of 2010 and 2009 include an immaterial amount of revenues attributable to RSC.

Product revenues were $143.2 million for the year ended December 31, 2010, a decrease of $12.0 million or 8% from $155.2 million for the same period in 2009. This decrease in product revenues is a result of GTRI’s strategic decisions to focus on sales of higher margin services offerings and to disengage with a certain client that had provided a high volume of low-margin product sales in 2009. This client represented $4.6 million and $34.4 million of product revenues for the years ended December 31, 2010 and 2009, respectively. Excluding this client, revenues grew from 2009 to 2010 primarily as a result of returns on GTRI’s investments to grow its public sector and enterprise practices by increased sales to existing and new clients.

Maintenance and support services revenues were $7.8 million for the year ended December 31, 2010, an increase of $2.2 million or 39% from $5.6 million for the same period in 2009. This increase in maintenance and support services revenues is primarily attributable to increased sales to a certain public sector client.

Professional services revenues were $12.1 million for the year ended December 31, 2010, an increase of $4.0 million or 49% from $8.1 million for the same period in 2009. The increase in professional services revenues is primarily due to returns on prior investments in engineering capabilities and certifications, including GTRI’s establishment in November 2009 of its enterprise service management practice and GTRI’s acquisition in January 2009 of a cabling business that was primarily a services provider.

Managed services revenues were $0.5 million for the year ended December 31, 2010, an increase of $0.3 million from $0.2 million for the same period in 2009. The increase in managed services revenues is primarily due to a continued focus on integrating the managed services practice into GTRI’s sales portfolio.

Cost of Revenue / Gross Profit. Cost of revenue was $134.5 million for the year ended December 31, 2010, a decrease of $12.1 million or 8% from $146.6 million for the same period in 2009. Cost of revenue as a percentage of revenues was 82% for the year ended December 31, 2010, compared to 87% for the same period in 2009. GTRI’s gross profit was $29.0 million for the year ended December 31, 2010, an increase of $6.5 million or 29% from $22.5 million for the same period in 2009. GTRI’s gross margin was 18% for the year ended December 31, 2010, compared to 13% for the same period in 2009.

Gross profit earned on product revenues was $16.8 million for the year ended December 31, 2010, an increase of $3.4 million or 25% from $13.4 million for the same period in 2009. Gross margin on product was 12% for the year ended December 31, 2010, compared to 9% for the same period in 2009. The margin expansion was due to increased sales to new and existing clients resulting from returns on GTRI’s investments to grow its public sector and enterprise practices.

Gross profit earned on maintenance and support services was $7.8 million for the year ended December 31, 2010, an increase of $2.2 million or 39% from $5.6 million for the same period in 2009.

Gross profit earned on professional services revenues was $4.4 million for the year ended December 31, 2010, an increase of $0.9 million or 26% from $3.5 million for the same period in 2009. Gross margin on professional services was 36% for the year ended December 31, 2010, compared to 43% from the same period in 2009. Professional services gross profit grew due to a focus on solutions-based sales coupled with the establishment of GTRI’s enterprise services management practice and its acquisition in January 2009 of a cabling business that was primarily a services provider. The decrease in gross margin was due primarily to the acquired lower-margin cabling business.

Gross profit earned on managed services revenues was $0.1 million for the year ended December 31, 2010, compared to an immaterial amount for the same period in 2009. Gross margin on managed services was 21% for the year ended December 31, 2010, compared to 30% for the same period in 2009. The increase in managed services gross profit is primarily due to greater sales incentive through additional promotional compensation, increased traction with GTRI’s enterprise markets, and improvement of procedures for providing managed services.

Operating Expenses. Operating expenses were $26.2 million for the year ended December 31, 2010, an increase of $3.1 million or 13% from $23.1 million for the same period in 2009. Operating expenses were 16% of revenues for the year ended December 31, 2010, compared to 14% for the same period in 2009. These increases are primarily attributable to costs of indirect labor of engineers and related benefits costs, including both existing employees and new hires. GTRI’s operating expenses for 2010 and 2009 include $1.2 million and $0.7 million, respectively, in expenses attributable to RSC.

Interest Expense. Interest expense was an immaterial amount for the year ended December 31, 2010, a decrease of $0.1 million compared to $0.1 million for the same period in 2009. This decrease reflected amortization of a discount on related party debt.

Other Income (Expense). GTRI’s other income (expense) was immaterial for each of the years ended December 31, 2010 and 2009.

Comparison of Years ended December 31, 2008 and 2009

The following table sets forth selected results of operations of GTRI for each of the years ended December 31, 2008 and 2009, which are derived from the audited financial statements and the notes thereto of GTRI included elsewhere in this prospectus.

	Year ended December 31,
	2008	2009
	($ in thousands)
Revenues	$128,053	$169,119
Cost of revenue	110,417	146,649

Gross profit	17,636	22,470
Operating expenses	17,523	23,071

Income (loss) from operations	113	(601)
Interest expense	(101)	(83)
Other income (expense)	89	(67)

Net income (loss)	101	(751)
Less: minority interest in Relevant Security Corporation	-	106

Net income (loss) attributable to GTRI and Relevant Security Corporation	$101	$(645)

Revenues. Revenues were $169.1 million for the year ended December 31, 2009, an increase of $41.0 million or 32% from $128.1 million for the same period in 2008.

Product revenues were $155.2 million for the year ended December 31, 2009, an increase of $37.0 million or 31% from $118.2 million for the same period in 2008. This increase in product revenues is primarily a result of an increase in the number of GTRI’s enterprise and federal sales personnel, including pre-sales engineers, from 2008 to 2009, which enabled GTRI to increase sales to existing and new clients.

Maintenance and support services revenues were $5.6 million for the year ended December 31, 2009, an increase of $0.4 million or 8% from $5.2 million for the same period in 2008. This increase is primarily attributable to one customer.

Professional services revenues were $8.1 million for the year ended December 31, 2009, an increase of $3.6 million or 80% from $4.5 million for the same period in 2008. This increase in professional services revenues is primarily due to GTRI’s focus on wireless and cabling services, including investments in additional pre-sales engineers and through the acquisitions of a wireless business in July 2008 and a cabling business in January 2009.

Managed services revenues were $0.2 million for the year ended December 31, 2009, an increase of $0.1 million from $0.1 million for the same period in 2008. The increase in managed services revenues is primarily due to a continued focus on integrating the managed services practice into GTRI’s sales portfolio.

Cost of Revenue / Gross Profit. Cost of revenue was $146.6 million for the year ended December 31, 2009, an increase of $36.2 million or 33% from $110.4 million for the same period in 2008. Cost of revenue as a percentage of revenues was 87% for the year ended December 31, 2009, compared to 86% for the same period in 2008. GTRI’s gross profit was $22.5 million for the year ended December 31, 2009, an increase of $4.8 million or 28% from $17.6 million for the same period in 2008. GTRI’s gross margin was 13% for the year ended December 31, 2009, compared to 14% for the same period in 2008.

Gross profit earned on product revenues was $13.4 million for the year ended December 31, 2009, an increase of $3.5 million or 35% from $9.9 million for the same period in 2008. Gross margin on product was 9% for the year ended December 31, 2009 compared to 8% for the same period in 2008. These increases relate to increased sales to new and existing clients resulting from returns on GTRI’s investments to grow its public sector and enterprise practices.

Gross profit earned on professional services revenues was $3.5 million for the year ended December 31, 2009, an increase of $0.9 million or 37% from $2.5 million for the same period in 2008. Gross margin on professional services was 43% for the year ended December 31, 2009, compared to 56% from the same period in 2008. The increase in professional services revenue was due to GTRI’s strategic focus on solutions-based sales, while the decrease in gross margin was due to decreased efficiency resulting from continued penetration of new clients and associated lower revenues per project.

Gross profit earned on maintenance and support services revenues was $5.6 million for the year ended December 31, 2009, an increase of $0.4 million or 7% from $5.2 million for the same period in 2008.

Gross profit earned on managed services revenues was $0.1 million for the year ended December 31, 2009, compared to an immaterial amount for the same period in 2008. Gross margin on managed services was 30% for the year ended December 31, 2009, compared to 14% for the same period in 2008. The increase in gross margin on managed services was the result of economies of scale generated by an increase in the number of devices per dedicated managed services employee.

Operating Expenses. Operating expenses were $23.1 million for the year ended December 31, 2009, an increase of $5.5 million or 32% from $17.5 million for the same period in 2008. Operating expenses were 14% of revenues for the year ended December 31, 2009, compared to 14% for the same period in 2008. The increase in operating expenses is primarily attributable to increased hiring of personnel and related payroll and benefits costs. GTRI’s operating expenses for 2009 include $0.7 million in expenses attributable to RSC, which was formed in 2009.

Interest Expense. Interest expense was $0.1 million for the year ended December 31, 2009, compared to $0.1 million for the same period in 2008.

Other Income (Expense). GTRI’s other income (expense) was immaterial for each of the years ended December 31, 2009 and 2008.

Financial Position, Liquidity and Capital Resources

For the six-month period ended June 30, 2011 and the years ended December 31, 2010, 2009 and 2008, GTRI funded its operations primarily through a combination of cash provided by operating activities and credit facility borrowings. GTRI’s primary sources of liquidity as of June 30, 2011 consisted of approximately $4.9 million of cash, cash equivalents and short-term investments and approximately $17.8 million available under a revolving line of credit. GTRI’s principal uses of its cash resources during this 42-month period were to fund operations, invest in property and equipment, acquire other companies and service debt. GTRI believes its existing cash resources and credit facility are sufficient to support its operating requirements and investment strategies for at least the next 12 months.

Cash Flows from Operating Activities

GTRI’s net cash provided by operating activities for the six months ended June 30, 2011 was $6.4 million, compared to $14.2 million for the same period in 2010. GTRI had net income for the six months ended June 30, 2011 of $0.5 million, adjusted by non-cash depreciation and amortization of $0.4 million and changes in asset and liability accounts that provided $5.5 million, compared to net income of $1.4 million for the same period in 2010, adjusted by non-cash depreciation and amortization of $0.4 million and changes in asset and liability accounts that provided $12.4 million.

GTRI’s net cash provided by (used in) operating activities for the year ended December 31, 2010 was $13.5 million, compared to $(13.4 million) for the same period in 2009. GTRI’s net cash provided by (used in) operating activities for 2010 includes $(1.2 million) attributable to RSC. The increase in cash from operating activities resulting from the change in operating assets and liabilities was primarily the result of collection of outstanding accounts receivable as of December 31, 2009 coupled with GTRI collecting accounts receivable more quickly in 2010, which increased cash from operating activities. GTRI had net income (loss) for the year ended December 31, 2010 of $2.8 million, adjusted by non-cash depreciation and amortization of $0.7 million and non-cash share-based compensation expense of $0.3 million, compared to net income (loss) of $(0.8 million) for the same period in 2009, adjusted by non-cash depreciation and amortization of $0.6 million.

GTRI’s net cash provided by (used in) operating activities for the year ended December 31, 2009 was $(13.4 million), compared to $(1.0 million) for the same period in 2008. GTRI had net income (loss) for the year ended December 31, 2009 of $(0.8 million), adjusted by non-cash depreciation and amortization of $0.6 million, compared to net income (loss) of $0.1 million for 2008, adjusted by non-cash depreciation and amortization of $0.4 million.

Cash Flows from Investing Activities

GTRI’s investing activities consist primarily of purchases of property and equipment, including both network equipment and non-network capital expenditures, as well as lending to related parties. GTRI’s net cash used in investing activities was $0.2 million for the six months ended June 30, 2011, compared to net cash used in investing activities of $0.4 million for the same period in 2010, in each case attributable primarily to purchases of property and equipment.

GTRI’s net cash used in investing activities was $0.9 million for the year ended December 31, 2010, attributable primarily to purchases of property and equipment, compared to net cash used in investing activities of $1.2 million for the same period in 2009, attributable primarily to purchases of property and equipment of $0.7 million and advances on related party notes receivable of $0.4 million.

GTRI’s net cash used in investing activities was $1.2 million for the year ended December 31, 2009, attributable primarily to purchases of property and equipment of $0.7 million and advances on related party notes receivable of $0.4 million, compared to net cash used in investing activities of $1.5 million for the same period in 2008, attributable primarily to purchases of property and equipment of $0.9 million and purchases of life insurance in the amount of $0.4 million.

Cash Flows from Financing Activities

GTRI’s net cash provided by (used in) financing activities was $(6.8 million) for the six months ended June 30, 2011, resulting primarily from payments in respect of GTRI’s line of credit of $5.3 million and shareholder distributions of $1.5 million. GTRI’s net cash provided by (used in) financing activities was $(13.8 million) for the same period in 2010, attributable primarily to payments in respect of GTRI’s line of credit of $12.9 million and shareholder distributions of $0.4 million.

GTRI’s net cash provided by (used in) financing activities was $(9.2 million) for the year ended December 31, 2010, resulting primarily from payments in respect of GTRI’s line of credit of $7.4 million and shareholder distributions of $1.1 million. GTRI’s net cash provided by (used in) financing activities was $16.1 million for the same period in 2009, attributable to $16.2 million in net proceeds from GTRI’s line of credit, partially offset by $0.2 million in distributions to shareholders.

GTRI’s net cash provided by (used in) financing activities was $16.1 million for the year ended December 31, 2009, attributable to net proceeds from GTRI’s line of credit, partially offset by distributions to shareholders. GTRI’s net cash provided by (used in) financing activities was $(1.0 million) for the same period in 2008, resulting from shareholder distributions of $1.5 million, partially offset by $0.5 million in net proceeds from GTRI’s line of credit.

Indebtedness

GTRI has a $35.0 million line of credit with a bank, which increases to $40.0 million seasonally, to finance client-related hardware purchases. The interest rate under this line of credit is equal to the one month LIBOR plus 4.75% per annum (or 4.94% at June 30, 2011), payable monthly on advances outstanding for greater than 60 days; no interest is payable on advances outstanding for 60 days or less. The line of credit is collateralized by all of GTRI’s assets. As of June 30, 2011, GTRI’s outstanding balance under this line of credit was $17.8 million. GTRI paid no interest under this line of credit for the six months ended June 30, 2011 and for year ended December 31, 2010. As of June 30, 2011, the outstanding principal amount due in respect of an unsecured promissory note which matures on March 31, 2015, was $0.4 million.

Capital Expenditures

Capital expenditures for the six-month periods ended June 30, 2011 and 2010 were $0.2 million and $0.4 million, respectively. Capital expenditures for the years ended December 31, 2010, 2009 and 2008 were $0.9 million, $0.7 million and $0.9 million, respectively. GTRI’s capital expenditures in the foreseeable future will be primarily for additional assets required to expand its managed services offerings, as well as property and equipment tied to the ordinary course of business.

Contractual Obligations

	Payments due by Period
Contractual Obligations:	Total	Less than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	($ in thousands)
Current and long-term debt, excluding capital leases	$526	$135	$209	$182	$-
Capital leases	75	19	32	24	-
Operating leases	1,370	651	714	5	-
Purchases	-	-	-	-	-
Other long-term liabilities	282	-	282	-	-

Red River

Results of Operations

Red River, founded in 1995, is a provider of IT solutions to the U.S public sector and the healthcare industry. Prior to the Business Combination, Red River elected to be treated under Subchapter S of the Internal Revenue Code of 1986, as amended, for federal income tax purposes. As a result, Red River has not been subject to federal income tax at the corporate level. However, Red River has been subject to income tax in various state jurisdictions. Accordingly, the six-month period and the annual results of operations of Red River include a provision for state income taxes. Following the Business Combination, Red River will lose its status as a Subchapter S Corporation and will be included in the Company’s consolidated federal corporate income tax return.

The six-month period and the annual results of operations of Red River are consolidated with the accounts of RR Realty, a variable interest entity in which Red River is the primary beneficiary. As a condition of the Company’s acquisition of Red River, Red River will be released from its guarantee of $0.5 million of RR Realty’s debt. Following this release, Red River will no longer be the primary beneficiary of RR Realty and, as a result, RR Realty’s accounts will no longer be consolidated with Red River following the Business Combination.

Comparison of Six Months ended June 30, 2010 and 2011

The following table sets forth selected unaudited results of operations of Red River for each of the six-month periods ended June 30, 2010 and 2011, which are derived from the unaudited financial statements and the notes thereto of Red River included elsewhere in this prospectus. The unaudited financial statements of Red River have been prepared on the same basis as Red River’s annual consolidated financial statements appearing elsewhere in this prospectus and, in the opinion of management, reflect all adjustments consisting of normal recurring adjustments considered necessary to present fairly the results of operations for the six-month periods ended June 30, 2010 and 2011. Operating results for any interim fiscal period are not necessarily indicative of results for the full year.

	Six Months ended June 30,
	2010	2011
	($ in thousands)
Revenues	$54,483	$81,746
Cost of revenue	47,808	72,732

Gross profit	6,675	9,014
Operating expenses	6,928	7,983

Income (loss) from operations	(253)	1,031
Interest expense	(184)	(228)
Other income (expense)	45	71

Income (loss) before provision for state income taxes	(392)	874
Income tax (expense) benefit	16	(37)

Net income (loss)	$(376)	$837

Revenues. Revenues were $81.7 million for the six months ended June 30, 2011, an increase of $27.2 million or 50% from $54.5 million for the same period in 2010.

Product revenues were $79.8 million for the six months ended June 30, 2011, an increase of $26.7 million or 50% from $53.1 million for the same period in 2010. This increase in product revenues is primarily due to continued improving returns on prior investments in pre- and post-sales consulting and engineering, which drives product sales.

Maintenance and support services revenues were $1.1 million for the six months ended June 30, 2011, an increase of $0.3 million or 38% from $0.8 million for the same period in 2010. The increase in maintenance and support services revenues is due primarily to Red River’s increased product revenues related to the expansion of its engineering capabilities and certifications during the period from 2005 through 2007.

Professional services revenues were $0.8 million for the six months ended June 30, 2011, an increase of $0.2 million or 33% from $0.6 million for the same period in 2010. The consistency in services revenues is due primarily to returns on Red River’s increased investments in its engineering capabilities and certifications during the period from 2005 through 2007.

Cost of Revenue / Gross Profit. Cost of revenue was $72.7 million for the six months ended June 30, 2011, an increase of $24.9 million or 52% from $47.8 million for the same period in 2010. Cost of revenue was 89% of revenues for the six months ended June 30, 2011, compared to 88% of revenues for the same period in 2010. Red River’s gross profit was $9.0 million for the six months ended June 30, 2011, an increase of $2.3 million or 34% from $6.7 million for the same period in 2010. Red River’s gross margin was 11% for the six months ended June 30, 2011, compared to 12% for the same period in 2010.

Gross profit earned on product revenues was $6.5 million for the six months ended June 30, 2011, an increase of $0.8 million or 14% from $5.7 million for the same period in 2010. Gross margin on product was 8% for the six months ended June 30, 2011, compared to 11% for the same period in 2010.

Gross profit earned on maintenance and support services revenues was $1.1 million for the six months ended June 30, 2011, an increase of $0.3 million or 38% from $0.8 million for the same period in 2010. Because product revenues from maintenance and support service contracts were recorded on a net basis, the gross margin on these revenues was 100%.

Gross profit earned on professional services revenues was an immaterial amount for each of the six-month periods ended June 30, 2011 and 2010.

Operating Expenses. Operating expenses were $8.0 million for the six months ended June 30, 2011, an increase of $1.1 million or 16% from $6.9 million for the same period in 2010. Operating expenses were 10% of revenues for the six months ended June 30, 2011, compared to 13% for the same period in 2010. The increase in operating expenses is primarily attributable to increased salaries, benefits and payroll taxes, which increased by $0.6 million due to an increase in staffing levels, and the general increase to the cost of benefits. In addition, professional fees increased by $0.3 million period to period. The decrease in operating expenses as a percentage of revenue is primarily attributable to increased operational efficiency.

Interest Expense. Interest expense was $0.2 million for each of the six-month periods ended June 30, 2011 and 2010.

Other Income (Expense). Red River’s other income (expense) was an immaterial amount for each of the six-month periods ended June 30, 2011 and 2010.

Income Tax (Expense) Benefit. Red River recorded an immaterial tax (expense) benefit for state income taxes for each of the six-month periods ended June 30, 2011 and 2010. These amounts reflect the effective estimated composite state income tax rates for 2011 and 2010.

Comparison of Years ended December 31, 2009 and 2010

The following table sets forth selected results of operations of Red River for each of the years ended December 31, 2009 and 2010, which are derived from the audited financial statements and the notes thereto of Red River included elsewhere in this prospectus.

	Year ended December 31,
	2009	2010
	($ in thousands)
Revenues	$164,343	$187,434
Cost of revenue	146,144	164,398

Gross profit	18,199	23,036
Operating expenses	15,900	16,449

Income (loss) from operations	2,299	6,587
Interest expense	(348)	(499)
Other income (expense)	123	105

Income (loss) before provision for state income taxes	2,074	6,193
Income tax (expense) benefit	39	(252)

Net income (loss)	$2,113	$5,941

Revenues. Revenues were $187.4 million for the year ended December 31, 2010, an increase of $23.1 million or 14% from $164.3 million for the same period in 2009.

Product revenues were $182.2 million for the year ended December 31, 2010, an increase of $20.0 million or 12% from $162.2 million for the same period in 2009. This increase in product revenues is primarily due to continued improving returns on prior investments in pre- and post-sales consulting and engineering, which drives product sales.

Maintenance and support services revenues were $3.5 million for the year ended December 31, 2010, an increase of $2.0 million from $1.5 million for the same period in 2009. The increase in maintenance and support services revenues is due primarily to Red River’s increased product revenues related to the expansion of its engineering capabilities and certifications during the period from 2005 through 2007.

Professional services revenues were $1.7 million for the year ended December 31, 2010, an increase of $1.1 million from $0.6 million for the same period in 2009. The increase in professional services revenues is due primarily to returns on Red River’s increased investments in its engineering capabilities and certifications during the period from 2005 through 2007.

Cost of Revenue / Gross Profit. Cost of revenue was $164.4 million for the year ended December 31, 2010, an increase of $18.3 million or 13% from $146.1 million for the same period in 2009. Cost of revenue as a percentage of revenues was 88% for the year ended December 31, 2010, compared to 89% for the same period in 2009. Red River’s gross profit was $23.0 million for the year ended December 31, 2010, an increase of $4.8 million or 27% from $18.2 million for the same period in 2009. Red River’s gross margin was 12% for the year ended December 31, 2010, compared to 11% for the same period in 2009.

Gross profit earned on product revenues was $19.2 million for the year ended December 31, 2010, an increase of $2.6 million or 16% from $16.6 million for the same period in 2009. Gross margin on product was 11% for the year ended December 31, 2010, compared to 10% for the same period in 2009.

Gross profit earned on maintenance and support services revenues was $3.5 million for the year ended December 31, 2010, an increase of $2.0 million from $1.5 million for the same period in 2009.

Gross profit earned on professional services revenues was $0.3 million for the year ended December 31, 2010, an increase of $0.2 million from $0.1 million for the same period in 2009. Gross margin on professional services was 18% for the year ended December 31, 2010, compared to 17% from the same period in 2009.

Operating Expenses. Operating expenses were $16.4 million for the year ended December 31, 2010, an increase of $0.5 million or 3% from $15.9 million for the same period in 2009. Operating expenses were 9% of revenues for the year ended December 31, 2010, compared to 10% for the same period in 2009. The increase in operating expenses is primarily attributable to increased selling expenses related to indirect labor of engineers and related benefits costs and increased depreciation and amortization, partially offset by a reduction in general and administrative expenses related to compensation of certain officers. The decrease in operating expenses as a percentage of revenues is primarily attributable to increased operational efficiency and returns on Red River’s investments in its engineering capabilities and certifications during the period from 2005 through 2007.

Interest Expense. Interest expense was $0.5 million for the year ended December 31, 2010, an increase of $0.2 million or 67% from $0.3 million for the same period in 2009. This increase is primarily the result of an increase in interest expense on Red River’s credit facility due to a higher average outstanding balance of $10.4 million in 2010 compared to $7.9 million in 2009.

Other Income (Expense). Red River’s other income (expense) was $0.1 million in each of the years ended December 31, 2010 and 2009.

Income Tax (Expense) Benefit. Red River recorded a provision for state income taxes of $0.3 million for the year ended December 31, 2010, an increase of $0.3 million from a benefit of an immaterial amount for the same period in 2009. The amounts reflect the effective estimated composite state income tax rates for 2010 and 2009, and represent 5% and 0% of Red River’s income before provision for state income taxes in 2010 and 2009, respectively.

Comparison of Years ended December 31, 2008 and 2009

The following table sets forth selected results of operations of Red River for each of the years ended December 31, 2008 and 2009, which are derived from the audited financial statements and the notes thereto of Red River included elsewhere in this prospectus.

	Year ended December 31,
	2008	2009
	($ in thousands)
Revenues	$131,935	$164,343
Cost of revenue	119,735	146,144

Gross profit	12,200	18,199
Operating expenses	11,869	15,900

Income (loss) from operations	331	2,299
Interest expense	(534)	(348)
Other income (expense)	166	123

(Loss) income before provision for state income taxes	(37)	2,074
Income tax (expense) benefit	(67)	39

Net (loss) income	$(104)	$2,113

Revenues. Revenues were $164.3 million the year ended December 31, 2009, an increase of $32.4 million or 25% from $131.9 million for the same period in 2008.

Product revenues were $162.2 million for the year ended December 31, 2009, an increase of $31.3 million or 24% from $130.9 million for the same period in 2008. This increase in product revenues is primarily due to continued improving returns on prior investments in pre- and post-sales consulting and engineering, which drives product sales.

Maintenance and support services revenues were $1.5 million for the year ended December 31, 2009, an increase of $0.6 million from $0.9 million for the same period in 2008. The increase in maintenance and support services revenues is due primarily to Red River’s increased product sales related to the expansion of its engineering capabilities and certifications during the period from 2005 through 2007.

Professional services revenues were $0.6 million for the year ended December 31, 2009, an increase of $0.5 million from $0.1 million for the same period in 2008. The increase in professional services revenues is due primarily to Red River’s increased investments in its engineering capabilities and certifications during the period from 2005 through 2007.

Cost of Revenue / Gross Profit. Cost of revenue was $146.1 million for the year ended December 31, 2009, an increase of $26.4 million or 22% from $119.7 million for the same period in 2008. Cost of revenue as percentage of revenues was 89% for the year ended December 31, 2009, compared to 91% for the same period in 2008. Red River’s gross profit was $18.2 million for the year ended December 31, 2009, an increase of $6.0 million or 49% from $12.2 million for the same period in 2008. Red River’s gross margin was 11% for the year ended December 31, 2009, compared to 9% for the same period in 2008.

Gross profit earned on product revenues was $16.6 million for the year ended December 31, 2009, an increase of $5.3 million or 47% from $11.3 million for the same period in 2008. Gross margin on product on was 10% for the year ended December 31, 2009, compared to 9% for the same period in 2008. The increase in margin is attributable primarily to returns on Red River’s investments in its engineering capabilities and certifications during the period from 2005 through 2007.

Gross profit earned on maintenance and support services revenues was $1.5 million for the year ended December 31, 2009, an increase of $0.6 million from $0.9 million for the same period in 2008.

Gross profit earned on professional services revenues was immaterial for each of the years ended December 31, 2009 and 2008.

Operating Expenses. Operating expenses were $15.9 million for the year ended December 31, 2009, an increase of $4.0 million or 34% from $11.9 million for the same period in 2008. Operating expenses were 10% of revenues for the year ended December 31, 2009, compared to 9% for the same period in 2008. The increase in operating expenses is primarily attributable to increased selling expenses related to indirect labor of engineers and related benefits costs, increased general and administrative expenses related to rent associated with Red River’s relocation to its current headquarters in Claremont, New Hampshire and a $0.6 million note receivable being deemed uncollectible in 2009.

Interest Expense. Interest expense was $0.3 million for the year ended December 31, 2009, a decrease of $0.2 million or 40% from $0.5 million for the same period in 2008. This decrease represents a decrease in interest expense on Red River’s credit facility due to a lower average outstanding balance of $7.9 million in 2009 compared to $9.2 million in 2008 and a lower effective interest rate.

Other Income (Expense). Red River’s other income (expense) was approximately the same in each of the years ended December 31, 2009 and 2008.

Income Tax (Expense) Benefit. Red River recorded an immaterial benefit and provision for state income taxes in the years ended December 31, 2009 and 2008, respectively. The amounts reflect the effective estimated composite state income tax rates for 2009 and 2008.

Financial Position, Liquidity and Capital Resources

For the six-month period ended June 30, 2011 and the years ended December 31, 2010, 2009 and 2008, Red River funded its operations primarily through a combination of cash provided by operating activities and credit facility borrowings. Red River’s primary sources of liquidity as of June 30, 2011 consisted of approximately $0.2 million of cash and cash equivalents and approximately $7.0 million available under a line of credit. Red River’s principal uses of its cash resources during this 42-month period were to fund operations, invest in property and equipment and service debt. Red River believes its existing cash resources and credit facility are sufficient to support its operating requirements and investment strategies for at least the next 12 months.

Cash Flows from Operating Activities

Red River’s net cash provided by (used in) operating activities for the six months ended June 30, 2011, was $7.8 million, compared to $(3.2 million) for the same period in 2010. Red River had net income of $0.8 million for the six months ended June 30, 2011, adjusted by non-cash depreciation and amortization of $0.2 million, a decrease in accounts receivable of $33.1 million and a decrease in deferred costs of $7.1 million, partially offset by a decrease in accounts payable of $(32.0 million) and a decrease in accrued expenses of $(1.8 million). This compares to a net loss of $0.4 million for the same period in 2010, adjusted by non-cash depreciation and amortization of $0.2 million, a decrease in accounts receivable of $7.6 million and an increase in deferred revenue of $2.6 million, offset by increases in deferred costs of $(6.1 million) and prepaid expenses and other assets of $(0.6 million) and decreases in accounts payable of $(6.5 million) and accrued expenses of $(0.5 million).

Red River’s net cash provided by (used in) operating activities for the year ended December 31, 2010, was $(7.4 million), compared to $8.7 million for the same period in 2009. Red River had net income (loss) for the year ended December 31, 2010 of $5.9 million, adjusted by increases in accounts receivable of $(30.1 million), deferred costs of $(7.5 million) and vendor rebates receivable of $(1.2 million), partially offset by increases in accounts payable of $23.6 million and accrued expenses of $0.8 million. This compares to net income (loss) of $2.1 million for the same period in 2009, adjusted by increases in accounts receivable of $(4.6 million), offset by increases in accounts payable of $10.0 million and decreases in deferred costs of $0.6 million.

Red River’s net cash provided by (used in) operating activities for the year ended December 31, 2009, was $8.7 million, compared to $(2.5 million) for the same period in 2008. Red River had net income (loss) for the year ended December 31, 2009 of $2.1 million, adjusted by increases in accounts receivable of $(4.6 million), offset by increases in accounts payable of $10.0 million and decreases in deferred costs of $0.6 million. This compares to net income (loss) of $(0.1 million) for the same period in 2008, adjusted by increases in accounts receivable of $(5.3 million), vendor rebates receivable of $(0.4 million) and deferred costs of $(6.0 million), partially offset by an increase in accounts payable of $7.6 million and an increase in accrued expenses of $1.0 million.

Cash Flows from Investing Activities

Red River’s investing activities consist primarily of restricted cash, purchases of fixtures and equipment, and principal received on loans initiated by Red River in 2006 and 2007 in connection with potential business opportunities with two entities in Alaska. Red River’s net cash used in investing activities was an immaterial amount for each of the six-month periods ended June 30, 2011 and 2010.

Red River’s net cash used in investing activities was $0.6 million for the year ended December 31, 2010, attributable primarily to restricted cash of $0.5 million from an investment in a two-year certificate of deposit and purchases of fixtures and equipment of $0.2 million, partially offset by receipts of $0.2 million from the loans initiated in 2006 and 2007. This compares to net cash used in investing activities of $0.6 million for the same period in 2009, comprising purchases of fixtures and equipment of $0.4 million and advances of $0.2 million in respect of the loans initiated in 2006 and 2007.

Red River’s net cash used in investing activities was $0.6 million for the year ended December 31, 2009, comprising purchases of fixtures and equipment of $0.4 million and advances of $0.2 million in respect of the loans initiated in 2006 and 2007. This compares to net cash used in investing activities of $0.8 million for the same period in 2008, primarily comprising advances of $0.7 million in respect of the loans initiated in 2006 and 2007.

Cash Flows from Financing Activities

Red River’s net cash provided by (used in) financing activities was $(7.7 million) for the six months ended June 30, 2011, including net payments on Red River’s line of credit of $6.7 million and dividends to shareholders of $0.9 million. This compares to net cash provided by (used in) financing activities of $3.4 million for the same period in 2010, consisting primarily of net advances on Red River’s line of credit of $3.7 million, partially offset by dividends to shareholders of $0.2 million.

Red River’s net cash provided by (used in) financing activities was $7.8 million for the year ended December 31, 2010, comprising primarily net advances on Red River’s line of credit of $9.8 million, partially offset by dividends to shareholders of $1.7 million and payments of principal on long term debt of $0.3 million. This compares to net cash provided by (used in) financing activities of $(7.8 million) for the same period in 2009, consisting primarily of net payments on Red River’s line of credit of $7.2 million, dividends to shareholders of $0.4 million and payments of principal on long-term debt of $0.2 million.

Red River’s net cash provided by (used in) financing activities was $(7.8 million) for the year ended December 31, 2009, consisting primarily of net payments on Red River’s line of credit of $7.2 million, dividends to shareholders of $0.4 million and payments of principal on long term debt of $0.2 million. This compares to net cash provided by (used in) financing activities of $3.4 million for the same period in 2008, consisting primarily of $3.1 million of net advances on its line of credit, proceeds from shareholder receivables of $0.3 million and proceeds from issuance of treasury shares of $0.5 million, partially offset by dividends to shareholders of $0.5 million.

Indebtedness

Red River has a $19.5 million line of credit with a bank to cover its normal operating needs. The interest rate under this line of credit is equal to LIBOR plus 3.25% per annum (or 3.46% as of June 30, 2011). The line of credit is secured by all of Red River’s business assets. As of June 30, 2011, Red River’s outstanding balance under this line of credit was $11 million. Red River also has certain unsecured vendor lines of credit under which it may purchase vendor products interest free during the stated period of terms. Vendor terms generally range from 30 – 60 days, at which point an 18% per annum late fee may be enforced. As of June 30, 2011, Red River has seven vendors which, individually, had stated lines of credit of at least $1.0 million. The total credit available from these nine vendors was $33.7 million as of June 30, 2011, with $20.9 million outstanding as of such date. Red River’s long-term debt obligations consist of a note payable to the Business Finance Authority of New Hampshire in the amount of $0.5 million. The note bears interest at a rate of 6.25% per annum, and payments are interest-only until maturity in April 2015 when all principal and accrued unpaid interest are due. Red River’s long-term debt also includes a note payable to a bank in a principal amount of $0.2 million, which bears interest at a rate of 6.75% per annum and is secured by real property. Red River makes monthly payments in respect of this note, and principal and accrued unpaid interest on this note are payable at maturity in May 2014. A balloon payment for remaining principal of $0.2 million is due in July 2014.

On October 4, 2011, Red River refinanced the line of credit described above and entered into a $35 million line of credit with a bank which increases seasonally to $55 million to finance client-related hardware purchases. The interest rate under this line of credit is equal to the one-month LIBOR (and in any event not less than one-half of 1%) plus 3% per annum, payable monthly on advances; provided that with respect to the purchase of products of certain approved vendors, no interest is payable on advances outstanding no longer than the period during which the pertinent vendor assumes the cost of financing. The line of credit is collateralized by all of Red River’s assets. As of October 4, 2011, Red River’s outstanding balance under this line of credit was $16.3 million.

Capital Expenditures

Capital expenditures for each of the six-month periods ended June 30, 2011 and 2010 were $0.1 million. Capital expenditures for the years ended December 31, 2010, 2009 and 2008 were $0.2 million, $0.4 million and $0.1 million, respectively. Red River does not expect capital expenditures in excess of these historical amounts in the foreseeable future.

Contractual Obligations

The following table summarizes Red River’s contractual obligations as of December 31, 2010 and the effect that such obligations are expected to have on its liquidity and cash flow in future periods.

	Payments due by Period
Contractual Obligations:	Total	Less than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	($ in thousands)
Current and long-term debt, excluding capital leases	$19,143	$17,875	$239	$833	$196
Capital leases	266	95	151	20	-
Operating leases	4,855	658	929	885	2,383
Purchases	-	-	-	-	-
Other long-term liabilities	-	-	-	-	-

Off-Balance Sheet Arrangements—FusionStorm Global

We do not engage in any off-balance sheet activities or arrangements, except as described herein. RR Realty holds a 33% interest in Wainshal Partners, LLC, which is the managing member (with 90% ownership) of Claremont Mill Redevelopment, LLC, which owns the facility in Claremont, New Hampshire in which Red River’s current headquarters is located. Funding for the acquisition of the facility by Claremont Mill Redevelopment, LLC was provided through bank debt totaling $17.9 million, and the members of Wainshal Partners, LLC, including RR Realty, have jointly and severally guaranteed Claremont Mill Redevelopment, LLC’s payment of this debt. RR Realty can be required to perform on the guarantee only in the event of non-payment of the debt by Claremont Mill Redevelopment, LLC. Red River is not a party to this guarantee by RR Realty relating to the facility in Claremont, New Hampshire in which Red River’s current headquarters is located, and Red River will not have any obligation following the closing of this offering pursuant to this guarantee. As a result of the change in equity ownership of Red River and the release of Red River’s guarantee of $0.5 million of RR Realty’s debt following completion of the Business Combination and the closing of this offering, Red River will no longer be the primary beneficiary of RR Realty and the financial statements of RR Realty will no longer be consolidated with those of Red River. Accordingly, the obligations of RR Realty will no longer be reflected in Red River’s financial statements.

Critical Accounting Policies

The preparation of the Company’s consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate the critical accounting estimates, including those related to accounts receivable and inventory reserves, deferred tax asset valuation allowances, useful lives of property and equipment, asset impairment, certain accrued expenses, sales tax exposure, stock option valuation, warrant valuation as well as the overall valuation of the Company. We base the estimates on historical experience and on other assumptions that we believe to be reasonable under the circumstances. Actual results could differ from those estimates.

FS’s critical accounting policies are discussed below. These policies are generally consistent with the accounting policies followed by each, GTRI and Red River, except as otherwise indicated. These critical accounting policies will be reviewed with the audit committee of our Board of Directors.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectability is reasonably assured in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 605, Revenue Recognition. When the Company sells a hardware product in a single element arrangement that does not include any installation or configuration services, the Company recognizes the product revenues when title and risk of loss have transferred to the client, which is generally when it arrives and is accepted at the client’s location.

The Company also enters into revenue arrangements that consist of multiple deliverables of products and services. When a client order contains multiple products and services and such items are delivered at varying times, the Company determines whether the delivered items can be considered separate units of accounting. Delivered items are considered separate units of accounting if they have value to the client on a stand-alone basis and if delivery of undelivered items is probable and substantially in the Company’s control. However, if the delivered items do not have stand-alone value to the client without undelivered products or services, the Company recognizes revenue on the arrangement as a single unit of accounting, based on either the completed-contract or proportional-performance methods as described below.

The Company allocates value to each element following guidance issued by the FASB in October 2009. Under this guidance, the Company determines the fair value of each element by first determining whether it has vendor specific objective evidence (“VSOE”) for each element. For elements without VSOE, the Company next considers whether third-party evidence (“TPE”) of fair value exists. Finally, for elements where neither VSOE nor TPE exists, management estimates the selling price for each remaining element. After assigning a value to each element following this hierarchy, the Company allocates total arrangement consideration to the various elements on a relative basis and recognizes revenue on each element separately. The Company adopted this guidance in 2010 and has applied it retrospectively for all periods presented.

Generally, the Company’s deliverables meet the requirements for separation. For products, the Company is able to establish fair value based on VSOE, whereas for service the Company generally uses management’s estimate of selling price. Management determines the estimated selling price of its service elements considering a number of factors, including limited stand-alone sales, internal costs and gross margin targets, as well as external factors such as market and competitive conditions.

For contracts where the services performed in the last of a series of acts are very significant, in relation to the entire contract, performance is not deemed to have occurred until the final act is completed. Once customer acceptance has been received, or the last significant act is performed, the Company recognizes revenue. Revenue is generally recognized on professional service contracts using the completed-performance method. Revenue is generally recognized on managed service contracts on a straight-line basis except for setup fees which do not qualify as a separate unit of accounting. Such fees are initially deferred and recognized over the estimated customer life.

In many contracts, billing terms are agreed upon based on performance milestones such as the execution of a contract, the client’s acceptance of the equipment, and the partial or complete delivery of products and/or the completion of specified services. Billings made before delivery has occurred or services have been rendered are recorded as deferred revenue until the revenue recognition criteria are met.

The Company evaluates all sales of products and services under ASC 605-45-45 to determine whether the Company is a principal or an agent on the underlying transaction. For the substantial majority of its product sales, the Company is the primary obligor and otherwise meets the criteria established by the guidance to recognize such transactions as a principal. Accordingly, the Company has concluded that it should record such transactions on a gross basis. When such conditions are not met, the Company records the related product sales on a net basis.

On maintenance and support contracts where the primary obligor is the product manufacturer or another third party, the Company records its revenue on a net basis. When the Company is required to perform the underlying services as the primary obligor, the revenue is recorded on a gross basis. The substantial majority of the Company’s maintenance and support revenue is recorded on a net basis.

When revenue on an arrangement is deferred, the Company capitalizes its direct and incremental costs of revenue. These costs are recorded as deferred assets and amortized over the same period and in the same manner as the related revenue.

The Company offers rights of return to its clients on the products it sells. The Company records a sales return allowance at the time of sale based on all available facts and circumstances, including historical information regarding product return rates. Changes to the sales return allowance are recorded as a component of revenues.

The Company collects and remits sales taxes on products and services that it purchases and sells under its contracts with clients, and reports such amounts using the net method in its consolidated statements of operations.

Vendor Rebates

We participate in vendor rebate programs associated with the sale of hardware and third party service support. These program rebates are principally earned by sales volume, client satisfaction levels, renewal rates and engineering certifications. The amounts earned under these programs are accrued when they are deemed probable and can be reasonably measured; otherwise, they are recorded when they are declared by the vendor or the cash is received, whichever is earlier. As a result of these estimates, the amount of rebates declared by the vendor or the amount of rebates received in cash, the effect of vendor rebates on cost of sales can vary significantly between quarterly and annual reporting periods. The rebates are recorded as a reduction of cost of goods in our consolidated statements of income. Accounts receivable from vendors are reported in our consolidated balance sheets.

In accordance with ASC 605-50, we record vendor rebates received under vendor incentive programs pursuant to binding arrangements as a reduction of cost of sales based on a systematic and rational allocation that is based upon our progress toward earning the rebate, provided the amounts are probable and reasonably estimable. For example, we participate in a manufacturer’s Value Incentive Program that pays a rebate to us when we achieve certain program objectives during a specified time period as a percentage of qualifying purchases. We also participate in a program with a distributor under which the distributor pays a rebate to us as a percentage of qualifying purchases up to a specified dollar amount, with the percentage increasing after a certain dollar volume of purchases are made. We accrue for rebates in both programs each reporting period based on the terms of the program agreement and the actual qualifying purchases made during the period. We have significant historical experience with both of these programs and, accordingly, we are able to compute accurate estimates of the rebates due under these programs. If the rebate is not probable and reasonably estimable, it is recognized as the milestones are achieved. In some programs, when we complete a specified cumulative level of purchases, the rebate percentage increases as a percentage of purchases.

Collectability of Accounts Receivable

The Company carries trade receivables at original invoice amount less an estimate made for doubtful receivables and returns based on a review of all outstanding amounts. In instances where the right of offset exists, trade receivables and accounts payable are presented net. Management determines the allowance for doubtful accounts by regularly evaluating individual client receivables and considering a client’s financial condition and credit history and current economic conditions. The Company writes off trade receivables when deemed uncollectible based on client specific facts other than when the right offset exists. The Company records recoveries of trade receivables previously written off when received. The Company’s policy for establishing a reserve for returns is described above under “Revenue Recognition.”

Realizability of Inventory Values

Inventory consists of computer hardware, parts and supplies. We make judgments about the ultimate realizability of our inventory in order to record our inventory at its lower of cost or market. These judgments involve reviewing current demand for our products in comparison to present inventory levels and reviewing inventory costs compared to current market values.

Goodwill and other Long-Lived Assets

We evaluate our goodwill and indefinite lived intangible assets for impairment at least annually, at October 31, and whenever events or changes in circumstances indicate that the assets might be impaired. Testing for goodwill impairment is a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of its market capitalization with the carrying value of its net assets. If its total market capitalization is below the carrying value of our net assets, we perform the second step of the goodwill impairment test to measure the amount of impairment loss we record, if any.

We employed both the market approach and the income approach to determine fair value. The market approach measures the value of an entity through an analysis of recent sales or by comparison to comparable companies. The income approach measures the value of reporting units by discounting expected future cash flows.

Under the market approach, we used the guideline public company method whereby valuation multiples of guideline companies were applied to the historical financial data of the reporting units. We analyzed companies that were in the same industry, performed the same or similar services, had similar operations, and are considered competitors. The majority of the companies selected for the December 31, 2010 impairment test were also used in the impairment test performed as of December 31, 2009.

Multiples that related to some measure of earnings or cash flow were most appropriate for the industry in which we operate. The multiples selected were based on the analysis of the guideline companies’ profitability ratios and return to investors. We compared the reporting units’ size and ranking against the guidelines, taking into consideration risk, profitability and growth along with guideline medians and averages. We then selected pricing multiples, adjusted appropriately for size and risk, to apply to the reporting unit’s financial data.

Multiples were weighted based on the consistency and comparability of the guideline companies along with the respective reporting units, including margins, profitability and leverage. For each of the reporting units, we used the following multiples: the price to earnings before tax, price to net income, market value of invested capital (“MVIC”) to earnings before interest, taxes, depreciation and amortization, and MVIC to earnings before interest and taxes.

Other intangible assets consist of customer lists, covenants not to compete and deferred financing costs. We evaluate our intangible assets for impairment whenever indicators of impairment exist. When impairment indicators exist, if the sum of the undiscounted cash flows related to an asset is less than the carrying value of the asset, impairment must be recognized in the financial statements. If an asset is deemed to be impaired, then the amount of the impairment loss recognized represents the excess of the asset’s carrying value as compared to its estimated fair value, based on management’s assumptions and projections. Customer lists are generally amortized over five years and deferred financing costs are generally amortized over a period of one to five years.

Accruals for Contractual Obligations and Contingent Liabilities

We record estimated liabilities for many forms of federal, state and local taxes, including income taxes. Our ultimate liability for these taxes depends upon a number of factors, including the interpretation of statutes. On products assembled or installed by us, we have varying degrees of warranty obligations. We use historical trends and make other judgments to estimate our liability for such obligations. In the normal course of business, we can be a party to threatened or actual litigation. In such cases, we evaluate our potential liability, if any, and determine if an estimate of that liability should be recorded in our financial statements. Estimating both the probability of our liability and the potential amount of the liability are highly subjective exercises and are evaluated frequently as the underlying circumstances change.

Stock-Based Compensation

We utilize the fair value method of accounting to account for share-based compensation awards. This requires us to measure and recognize in our statements of operations the expense associated with all share-based payment awards made to employees and directors based on estimated fair values. We use the Black-Scholes model to determine the fair value of share-based payment awards.

FS is a privately held company with no active market for its common stock. In April 2011, in connection with the preparation of FS’s consolidated financial statements for the year ended December 31, 2010 and in preparing for this offering, FS’s sole director and management undertook a retrospective analysis of the fair value of FS’s common stock at December 31, 2008, December 31, 2009, March 31, 2010, June 30, 2010, September 30, 2010, December 31, 2010, March 31, 2011 and June 30, 2011. As a part of that analysis, FS considered each of the following:

•	the capital structure of FS;

•	the illiquid nature of FS’s common stock, including the opportunity and timing for any expected liquidity events;

•	FS’s historical operating performance and FS’s projected performance going forward as of each valuation date;

•	significant events that have affected the operations of FS’s business; and

•	the market performance of publicly-traded companies FS identified as comparable companies.

In performing this retrospective analysis, FS utilized the valuation methodologies outlined in the AICPA’s Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation (the “practice aid”). An enterprise value was determined, appropriate discounts were applied and the resulting value was allocated to the common shareholders. The fair value was allocated to the common stock using the current value method of allocation. FS determined this method to be appropriate because only one class of stock is outstanding. FS believes that the valuation methodologies used in the retrospective analysis are reasonable and consistent with the practice aid.

FS estimated its enterprise value using two accepted valuation approaches, which are included in the practice aid, the guideline public company method and the discounted cash flow method. Under the guideline public company method, management derived an enterprise value by comparing FS to publicly traded companies in FS’s industry group. The companies used for comparison under the guideline public company method were selected based on a number of factors, including the similarity of their industry, business model and financial risk to FS’s. In determining FS’s enterprise value under this method, management used current revenue multiples of the peer companies applied to FS’s revenues for the corresponding period. For the discounted cash flow method, management utilized projections for future performance available at each valuation date.

To determine equity value, FS added cash on hand at the end of the applicable period and the cash from the assumed pro forma exercise of in-the-money stock options, and then subtracted all interest-bearing debt. FS then applied a discount for lack of control based on transaction data available for companies within the industry. FS also applied a discount for lack of marketability to account for the illiquid nature of FS’s common stock. This discount was based on the volatility of the stock price of comparable companies and has decreased over time. FS’s sole director has determined the fair value of the common stock at each of the previously mentioned dates to be as follows:

Date	Fair Value per Common Share
December 31, 2008	$9.82
December 31, 2009	$9.94
March 31, 2010	$10.80
June 30, 2010	$11.75
September 30, 2010	$8.55
December 31, 2010	$6.77
March 31, 2011	$8.45
June 30, 2011	$9.34

December 31, 2008 Fair Value Calculation. The market approach resulted in an enterprise value of $241.5 million, determined by applying the market multiple to FS’s revenue for the year ended December 31, 2008 and adding cash on hand. The discounted cash flow analysis which was based on cash flow projections prepared by management resulted in a value of $263.0 million. FS weighted the two approaches putting greater weight on the discounted cash flow analysis as it was more specific to FS’s performance expectations. The enterprise value based on those weightings was $257.6 million. That value was reduced by debt of $19.3 million, and $0.7 million of cash proceeds from options were added, for an equity value of $239.0 million. The equity value was divided by 15.5 million fully diluted shares outstanding to arrive at the estimated fair value per share. FS then applied a discount for lack of control of 25% and a discount for lack of marketability of 15% to arrive at a per share value of $9.82. The discount for lack of control reflects the individual shareholders’ inability to make changes to the operations of the business due to their minority stake. Lack of control discounts are not readily observable from market data. To identify lack of control discounts, we researched available databases for control acquisitions of public companies and took the inverse of the premiums paid in those transactions as the discount for lack of control. The discount for marketability reflects the lower value placed on securities that are not freely transferable, as compared to those that trade frequently in an established market. The marketability discount was based on an Arithmetic Average Strike Put Model (“AASPM”) with an assumed dividend yield of 0%, a maturity of three years, and a risk-free rate of 1% based on the U.S. Treasury rate for bonds with a similar term. The put analysis included European put options as well as Asian put options, both the arithmetic average strike put model and the geometric average rate put model. From this analysis, the lowest of the calculated discounts was utilized.

December 31, 2009 Fair Value Calculation. The market approach resulted in an enterprise value of $236.7 million, determined by applying the market multiple to FS’s revenue for the year ended December 31, 2009 and adding cash on hand. The discounted cash flow analysis which was based on cash flow projections prepared by management resulted in a value of $229.5 million. FS weighted the two approaches putting greater weight on the discounted cash flow analysis as it was more specific to FS’s performance expectations. The enterprise value based on those weightings was $231.3 million. That value was reduced by debt of $10.5 million, and $1.0 million of cash proceeds from options were added, for an equity value of $221.8 million. The equity value was divided by 14.2 million fully diluted shares outstanding to arrive at the estimated fair value per share. As with the December 31, 2008 valuation, FS then applied a discount for lack of control of 25% and a discount for lack of marketability of 15% to arrive at a per share value of $9.94.

March 31, 2010 Fair Value Calculation. The market approach resulted in an enterprise value of $226.0 million, determined by applying the market multiple to FS’s revenue for the trailing twelve months ended March 31, 2010 and adding cash on hand. The discounted cash flow analysis which was based on cash flow projections prepared by management resulted in a value of $248.6 million. FS weighted the two approaches putting greater weight on the discounted cash flow analysis as it was more specific to FS’s performance expectations. The enterprise value based on those weightings was $243.0 million. That value was reduced by debt of $23.8 million, and $2.4 million of cash proceeds from options were added, for an equity value of $221.6 million. The equity value was divided by 14.8 million fully diluted shares outstanding to arrive at the estimated fair value per share. FS then applied a discount for lack of control of 15% and a discount for lack of marketability of 15% to arrive at a per share value of $10.80. The discount for lack of control reflects the lower premium paid for companies within the industry in transactions taking place in 2009 compared to those in 2007 and 2008.

June 30, 2010 Fair Value Calculation. The market approach resulted in an enterprise value of $250.7 million, determined by applying the market multiple to FS’s revenue for the trailing twelve months ended June 30, 2010 and adding cash on hand. The discounted cash flow analysis which was based on cash flow projections prepared by management resulted in a value of $282.1 million. FS weighted the two approaches putting greater weight on the discounted cash flow analysis as it was more specific to FS’s performance expectations. The enterprise value based on those weightings was $274.2 million. That value was reduced by debt of $26.6 million, and $2.4 million of cash proceeds from options were added, for an equity value of $250.0 million. The equity value was divided by 16.3 million fully diluted shares outstanding to arrive at the estimated fair value per share. FS then applied a discount for lack of control of 15% and a discount for lack of marketability of 10% to arrive at a per share value of $11.75. The discount for lack of marketability reflects the lower volatility of the stocks of comparable companies used in the AASPM.

September 30, 2010 Fair Value Calculation. The market approach resulted in an enterprise value of $197.6 million, determined by applying the market multiple to FS’s revenue for the trailing twelve months ended September 30, 2010 and adding cash on hand. The discounted cash flow analysis which was based on cash flow projections prepared by management resulted in a value of $245.3 million. FS weighted the two approaches putting greater weight on the discounted cash flow analysis as it was more specific to FS’s performance expectations. The enterprise value based on those weightings was $233.4 million. That value was reduced by debt of $53.8 million, and $2.5 million of cash proceeds from options were added, for an equity value of $182.1 million. The equity value was divided by 16.3 million fully diluted shares outstanding to arrive at the estimated fair value per share. As with the June 30, 2010 calculation, FS then applied a discount for lack of control of 15% and a discount for lack of marketability of 10% to arrive at a per share value of $8.55.

The significant decrease in value from June 30, 2010 to September 30, 2010 was driven by the unexpected outcome of pending litigation against FS. FS had been accused of trade secret misappropriation, interference with prospective economic advantage, breach of fiduciary duty, breach of duty of loyalty, related aiding and abetting claims and unfair competition. A judgment was rendered in favor of the plaintiff on July 15, 2010 and the case ultimately settled on August 17, 2010. The final settlement resulted in FS being assessed compensatory damages of $9.7 million and punitive damages of $1.1 million for a total of $10.8 million. On August 17, 2010, FS agreed with the plaintiff to a deferral of the immediate payment of this sum and, as part of that agreement, FS agreed to pay a total of approximately $11.0 million. In response, creditors reduced FS’s credit lines which jeopardized FS’s ability to continue to operate. The additional risk associated with FS’s projected cash flows was accounted for by adding a premium to FS’s previous discount rate. In addition, FS lowered the multiple applied to FS’s trailing twelve month revenue to arrive at a more conservative value.

December 31, 2010 Fair Value Calculation. The market approach resulted in an enterprise value of $191.5 million, determined by applying the market multiple to FS’s revenue for the trailing twelve months ended December 30, 2010 and adding cash on hand. The discounted cash flow analysis which was based on cash flow projections prepared by management resulted in a value of $168.1 million. FS weighted the two approaches putting greater weight on the discounted cash flow analysis as it was more specific to FS’s performance expectations. The enterprise value based on those weightings was $173.9 million. That value was reduced by debt of $34.0 million, and $1.7 million of cash proceeds from options were added, for an equity value of $141.7 million. The equity value was divided by 16.0 million fully diluted shares outstanding to arrive at the estimated fair value per share. As with the September 30, 2010 calculation, FS then applied a discount for lack of control of 15% and a discount for lack of marketability of 10% to arrive at a per share value of $6.77.

The significant decrease in value from September 30, 2010 to December 31, 2010 was driven largely by the downward revision in the forecast. In addition, in October 2010, FS sold certain assets and liabilities of its wholly-owned subsidiary, Jeskell, for $1.8 million. In connection with this sale, FS received $1.3 million of cash and a promissory note for $569,000. Jeskell’s sales for the years ended December 31, 2010 and 2009, were $80.5 million and $143.2 million, respectively. When applying the market multiple to the reduced trailing twelve month revenues to exclude Jeskell and decreasing the forward looking projections, there was an additional decrease in the value of the enterprise.

March 31, 2011 Fair Value Calculation. The market approach resulted in an enterprise value of $213.2 million, determined by applying the market multiple to FS’s revenue for the trailing twelve months ended March 31, 2011 and adding cash on hand. The discounted cash flow analysis which was based on cash flow projections prepared by management resulted in a value of $190.0 million. FS weighted the two approaches putting greater weight on the discounted cash flow analysis as it was more specific to FS’s performance expectations. The enterprise value based on those weightings was $195.8 million. That value was reduced by debt of $28.7 million, and $2.2 million of cash proceeds from options were added, for an equity value of $169.4 million. The equity value was divided by 16.2 million fully diluted shares outstanding to arrive at the estimated fair value per share. FS then applied a discount for lack of control of 15% and a discount for lack of marketability of 5% to arrive at a per share value of $8.45. The discount for lack of marketability reflects a term of less than one year in the AASPM until the stock has liquidity.

June 30, 2011 Fair Value Calculation. The market approach resulted in an enterprise value of $190.9 million, determined by applying the market multiple to FS’s revenue for the trailing twelve months ended June 30, 2011 and adding cash on hand. The discounted cash flow analysis which was based on cash flow projections prepared by management resulted in a value of $194.9 million. FS weighted the two approaches putting greater weight on the discounted cash flow analysis as it was more specific to FS’s performance expectations. The enterprise value based on those weightings was $193.8 million. That value was reduced by debt of $18.0 million, and $2.3 million of cash proceeds from options were added, for an equity value of $178.2 million. The equity value was divided by 16.2 million fully diluted shares outstanding to arrive at the estimated fair value per share. FS then applied a discount for lack of control of 15% to arrive at a per share value of $9.34.

Valuation models require the input of highly subjective assumptions. There are significant judgments and estimates inherent in the determination of these valuations. These judgments and estimates include assumptions regarding future performance, the time to undertake and complete an initial public offering or other liquidity event, as well as determinations of the appropriate valuation methods. If FS had made different assumptions, its stock-based compensation expense, net income (loss) and net income (loss) per share could have been significantly different. Additionally, because FS’s capital stock prior to this offering had characteristics significantly different from those which will apply to the Company’s common stock upon the closing of this offering, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable, single measure of fair value. The foregoing valuation methodologies are not the only valuation methodologies available and will not be used to value our common stock once this offering is complete. We cannot make assurances regarding any particular valuation of our shares.

Stock-based compensation was not significant at GTRI or Red River for any period presented.

Recently Issued and Adopted Accounting Standards

In January 2010, the FASB issued an update to Fair Value Measurements and Disclosures. This update requires new disclosures of transfers in and out of Levels 1 and 2 and of activity in Level 3 fair value measurements. The update also clarifies the existing disclosures for levels of disaggregation and about inputs and valuation techniques. This update is effective for interim and annual reporting periods beginning after December 15, 2009, except for disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company believes that the adoption of this update will not have an impact on its results of operations and financial condition.

In December 2010, the FASB issued updated guidance on goodwill and other intangibles regarding when to perform step two of the goodwill impairment test for reporting units with zero or negative carrying amounts. The guidance modifies step one of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform step two of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist such as if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its recorded amount. This guidance became effective for the Company on January 1, 2011. The Company does not expect it to have an impact on its consolidated financial statements.

In August 2011, the FASB approved a proposal for revising the testing of goodwill. The revised accounting standard intends to simplify how an entity tests goodwill for impairment. The amendment will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity no longer will be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The guidance also includes examples of the types of factors to consider in conducting the qualitative assessment. The FASB expects to issue a final Accounting Standards Update in September 2011. The amendments will be effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, and early adoption will be permitted. The Company does not expect the adoption of the revised accounting standard to have a material impact on its consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial rates, including interest rates and foreign currency exchange rates. Substantially all of our operations are based in the United States and, accordingly, these transactions are denominated in U.S. dollars. Although currently we do not have any material foreign currency exposure, we may face exchange rate risk in the future as we expand our business internationally. Our market risk exposure results primarily from fluctuation in interest rates. In the normal course of business, we are exposed to changes in interest rates which affect our debt as well as our cash flows. Certain of FS’s, GTRI’s and Red River’s credit facilities contain a floating interest rate. As such, these interest rates are subject to market risk in the form of fluctuations of interest rates.

Inflation

Inflation generally affects us by increasing the cost of labor and equipment. We do not believe that inflation has had any material effect on our results of operations during 2006, 2007, 2008, 2009, 2010 or of the first six months of fiscal 2011.

THE IT SOLUTIONS INDUSTRY

IT Solutions

Companies are increasingly reliant on IT to drive business growth and to facilitate faster, more responsive and lower-cost business operations. Growth in the IT solutions industry is driven by companies seeking to modernize and upgrade existing systems infrastructure that is nearing the end of its product lifecycle, and by next generation technologies such as virtualization, cloud computing and mobility (each as discussed below in this “IT Solutions Industry” section). With increasing complexity of various technologies and how they work together, we believe that there has been a fundamental shift in the industry whereby companies have moved from buying hardware, software and services from different vendors to buying an integrated solution from an IT solutions provider. Companies often rely on the expertise and experience of an IT solutions provider to design their IT infrastructure and to procure and integrate the appropriate hardware and software to provide an integrated IT solution. This trend of companies turning to IT solutions providers is largely driven by limited in-house capacity, higher costs and challenges related to internal development, deployment and maintenance of complex IT infrastructure. Further, companies are increasingly looking to consolidate their vendors and minimize the number of providers they interact with for their IT needs. We believe companies are looking for providers who offer a broad portfolio of end-to-end capabilities including next generation technologies and new delivery models. According to the Gartner report G00211677 titled “Forecast Analysis: IT Outsourcing, Worldwide, 2009-2014, 1Q11 Update,” published March 2011, scope expansion is common once clients undertake one form of outsourcing for IT solutions. Gartner research shows they are disposed to increasing use and considering other outsourcing options; for example, outsourcing additional tasks, platforms or applications. According to the Gartner report G00214860 titled “Forecast Overview: IT Spending, Worldwide, 2008-2015, 2Q11 Update,” published August 2011, global IT spending in 2010 was estimated to be $3.4 trillion, with the market forecasted to grow to $4.4 trillion in 2015 at a CAGR of 5.3%.

New Technologies Driving Need for Evolving IT Solutions

Demand for integrated end-to-end IT solutions is driven by emerging technologies that are reshaping the IT landscape. As technology continues to evolve, we believe that companies are increasingly dependent on the expertise of IT solutions providers to help them adopt new emerging technologies.

Data Center / Virtualization. The proliferation of various forms of data, voice and video is redefining how companies and government entities approach their data center strategies. According to Cisco’s June 2011 “Visual Networking Index: Forecast and Methodology, 2010–2015”, internet traffic, a key driver for growth in consumer and enterprise data and network bandwidth demand, is expected to grow at a 32% CAGR from 2010 to 2015, with internet video expected to account for 62% of all consumer internet traffic by 2015. With the management of web-facing applications, a core process for many businesses, the demands for low latency, high network redundancy and flexible capacity have become critical, driving cost up significantly in a traditional data center model. Organizations and government entities are increasingly looking to alternative data center and IT strategies such as managed hosting, cloud computing or colocation. Outsourcing IT infrastructure and application management to cut costs continues to be a priority for many enterprises and government entities. Data center outsourcing demand is largely driven by a shortage of in-house IT skills, costs and capacity constraints facing IT organizations. With the creation of the office of Chief Information Officer for the U.S. government in 2009, there has been a push from the U.S. government to consolidate its IT infrastructure and data centers across its various entities and potentially adopt a private cloud infrastructure.

Further, technology innovations such as virtualization have revolutionized IT infrastructure by allowing multiple operating systems, mission-critical production platforms and other applications to run on a single server compared to the one-for-one application-to-server ratio in a traditional IT setup. Cloud computing represents the next phase of virtualization with the ability to deploy servers and other hardware in real time in a remote data center location. Organizations have turned to and relied on IT solutions providers to enable them in adopting virtualization and cloud computing in their IT infrastructure. According to the Gartner report G00213965 titled “Forecast Analysis: IT Outsourcing, Worldwide, 2010-2015, 2Q11 Update,” published March 31, 2011, the global data center outsourcing market was estimated to be $105 billion in 2010, and is forecasted to grow to $127 billion by 2015 at a CAGR of 3.8%. According to the IDC report 227532 titled “Market Analysis Perspective: Enterprise Virtualization Software—Mainstream Adoption of Virtualization to Enable Cloud and Mobility, 2011 and Beyond” from March 2011, the total market size for virtualization hardware, software and consulting services in 2009 was estimated to be $38 billion, forecasted to grow to $62 billion by 2013 at a CAGR of 12.9%.

Enterprise Network Infrastructure. Enterprise network infrastructure is becoming more complex with growing demand for flexibility, reliable real-time performance, low latency, security and high redundancy. The increase in the number of mobile devices, expanding telecom network build-out and application virtualization has resulted in the adoption of both public and private cloud delivery models. While virtualization allows for a significant reduction in infrastructure costs, it creates demands on the IP network due to virtualized physical servers and network storage devices using the IP network for simultaneous and real-time communications. The growth of voice and video over IP, and the proliferation of network-attached and wireless devices, virtualization and cloud computing are contributing to the need for network upgrades by enterprises. These drivers are placing greater demands on network bandwidth, especially for cloud services deployment, and network infrastructure services that ensure uninterrupted network availability. According to the IDC report 227416 titled “Market Analysis: Worldwide Enterprise Network Infrastructure 2011-2015 Forecast” from March 2011, following on from an excellent recovery in 2010, when the worldwide enterprise networking market grew just over 20% to $35 billion, the market is expected to grow to $55 billion by 2015 at an annual growth rate of 9.6%.

Unified Communications. The number of ways in which employees communicate with each other has steadily increased in recent years. Enterprises and government entities are faced with managing the exponential growth of voice, e-mail and video communication. Such growth in data has also heightened the need to integrate e-mail, voice and video communication technologies and to provide actionable intelligence to help manage the communications infrastructure. The need for anywhere, anytime mobile access and employee connectivity to enterprise systems has placed significant demands on bandwidth and increased security threats. Social media platforms are taking a more predominant role in unified communications as their adoption and acceptance in enterprises grows. Organizations are also adopting video conferencing as a means to collaborate with geographically dispersed teams. According to the IDC report 228281 titled “UC Moving Forward—Voice, Video, Collaboration” from June 2011, the U.S. unified communications market was estimated to be $7 billion in 2009 and is forecasted to grow to $13 billion by 2014 at a CAGR of 13.3%.

Managed Services and Cloud Computing. Managed network services vendors provide a packaged offering that encompasses day-to-day operations, as well as management and monitoring of a company’s network and communications infrastructure for a pre-determined monthly, quarterly or annual subscription. Managed network services include managed voice, VPN, conferencing, security and router services. The primary drivers for the services include a focus on operational efficiency and cost reduction, limited in-house technical resources, complexity of modern corporate networks and leveraging the scale and scope of service provider’s expertise. Managed network services can help organizations achieve the solid networking foundation needed for strategic business focused IT initiatives and reap the benefits of new IT delivery models such as software as a service (SaaS) and cloud computing. The primary business case for organizations adopting cloud computing is lower IT costs and operational savings beyond IT. Companies, especially small to mid-market players, typically rely on IT solutions providers to assess, plan, build and implement cloud services. According to the IDC report 223320 titled “Market Analysis: Worldwide Managed Network Services 2010-2014 Forecast” from May 2011, the worldwide managed network services market is expected to grow from $50 billion in 2010 to $78 billion by 2014 at a CAGR of 11.5%. According to the Gartner report G00213892 titled “Forecast: Public Cloud Services, Worldwide and Regions, Industry Sectors, 2010-2015” from June 2011, worldwide cloud application infrastructure and cloud system is expected to grow from $4 billion in 2010 to $22 billion in 2015 at a CAGR of 40.1%.

IT Security Services. With advancement in technology and its complexity, the need to ensure the security of IT infrastructure and enterprise data has become increasingly important. A key challenge for enterprises and government entities in adopting cloud-based services has been ensuring infrastructure security, especially in public cloud domains, where the infrastructure is shared by more than one company in most instances. IT Solutions providers have played a key role in helping organizations design and implement security solutions that maintain regulatory compliance requirements and proactively monitor the network for threats. According to the IDC report 228206 titled “Market Analysis: Worldwide and U.S. Security Services 2010-2015 Forecast and Analysis” from May 2011, the worldwide security services market was estimated to be $35 billion in 2010, and is expected to grow to $63 billion by 2015 at a CAGR of 12.5%.

Mobility. As mobile device acceptance in enterprise IT infrastructure continues to grow, new devices are becoming more and more powerful, allowing users to utilize applications that had previously been confined to the desktop. Employees and businesses are increasingly demanding anywhere, anytime and uninterrupted access to corporate networks, data and applications on their mobile devices. We believe that many companies continue to rely on IT solutions providers to integrate their mobile devices with the broader IT infrastructure, design and manage remote operations services as well as for other mobile device management functions such as maintaining PC hardware and software inventories, software distribution, security and compliance, authentication, access control, encryption and password protection and targeted backups. According to the IDC report 224437 titled “Market Analysis: Worldwide Mobile Device Management Enterprise 2010-2014 Forecast and 2009 Vendor Shares” from August 2010, the market size for worldwide mobile device management was estimated to be $265 million in 2009 and is forecasted to grow to $383 million by 2014 at a CAGR of 7.6%.

BUSINESS

Overview

We are a provider of diversified IT solutions to domestic and international commercial enterprises, as well as the public sector, including federal, state and local government entities, and educational institutions. We provide end-to-end IT solutions, including hardware and software, pre-sales and technical consulting, professional services and managed, hosting and cloud services to address our clients’ business needs. We engage with our clients throughout all aspects of their IT infrastructure investment, providing services from the initial needs assessment and design to procurement and implementation to on-going support and hosting. We maintain relationships with many industry-leading technology OEMs, enabling us to recommend a wide range of solutions to our clients. Our consultative and technology agnostic approach allows us to deliver a seamless and integrated solution that best suits our clients’ requirements. To date, we have not conducted any operations other than in connection with the Business Combination and this offering. Except as otherwise indicated or unless the context otherwise requires, the business operations and other information given in this “Business” section assumes that this offering and the Business Combination have occurred.

Our core competency is to provide comprehensive, integrated IT solutions that align our clients’ technology needs with their business and strategic objectives. Our pre-sales engineers, specialized professional services engineers and subject matter experts work alongside our clients’ internal IT teams to analyze our clients’ existing IT architecture and determine the appropriate solution. We then design, procure and implement an integrated IT solution that combines hardware and software, including security and compliance tools, from leading technology vendors. In addition, we continue to provide our clients with post-implementation support in the form of managed services and maintenance and support services. We also offer proprietary IT optimization tools and IT hosting and cloud services that help our clients cost-effectively transition to next generation technologies.

As technology and strategic business needs continue to evolve, our clients are increasingly challenged to modernize and upgrade their existing IT infrastructure. We help our clients keep pace with emerging technologies by offering a range of products and services, including: servers and storage; data center and network optimization; server, desktop and client virtualization; data protection; security and compliance tools; unified communications; and cloud-based services. We continue to specialize in a diverse range of vendor technologies and have achieved the highest certification levels with many leading OEMs. We have earned many partnership awards with our vendors, and members of our management team currently serve on the boards, advisory committees and councils of numerous manufacturers and distributors. Some of our key OEM relationships include Adobe, BlueCoat, CA Technologies, Cisco, Citrix, Dell, Dell Compellent, EMC, F5, Hewlett Packard, Hitachi Data Systems, IBM, Juniper, McAfee, NetApp, Novell, Oracle, RedHat, Sonicwall, Symantec, VMware and Websense.

We offer a comprehensive suite of managed services, including hosting and cloud services and advanced technical resources to support our clients’ on-going IT needs. Through our NOCs and data centers, we provide 24x7 remote monitoring services and network management tools, fully-managed and hosted IT solutions, and cloud-based infrastructure-as-a-service offerings. Our hosted and cloud-based offerings provide a secure and highly-scalable solution that affords our clients the flexibility to expand their IT spend as their businesses grow. Utilizing these services has allowed our clients to reduce their network and data center infrastructure and related operating and capital expenditures, and to focus on their core business activities while relying on us to keep their IT systems functional. We have relationships with colocation data center and hosting providers to offer hosted and cloud services from several facilities across the Unites States and Europe. We believe the breadth and quality of our technical and services capabilities differentiate us from our competitors.

Our engineers design, build, integrate and deliver business-driven technology solutions for our clients. As of June 30, 2011, we employed approximately 275 engineers, technicians and subject matter experts who collectively hold over 1,500 advanced certifications across more than 30 vendors and technologies. Our engineers generally average 12 years of experience. Our engineers continue to expand their technology skills, acquiring new certifications and keeping themselves up-to-date with emerging new technologies.

Our clients include commercial enterprises, from leading small businesses to large corporations, as well as the public sector. Representative clients we serve include Celera, Cost Plus, the Department of Veterans Affairs, eBay, Equinix, Facebook, the Food and Drug Administration, Fujitsu, Google, PNC Bank, Ross Stores, Safeway, Salesforce.com, Sony, Symantec, the U.S. Air Force, the U.S. Navy, VMware and Wal-Mart.com.

Our corporate headquarters, three divisional hubs and 25 other offices and facilities across the United States and Europe allow us to provide nationwide and international coverage to our clients, while maintaining a local relationship with our single-location clients. We believe that our end-to-end integrated IT solutions, specialized professional services engineers, broad vendor relationships, experience serving our long-standing diversified clients and client-centric approach provide a strong value proposition and help strengthen our market position. For the year ended December 31, 2010, we derived approximately 60% and 40% of our unaudited pro forma combined revenues from commercial enterprises and the public sector, respectively. All of our top 10 clients in 2010 purchased solutions from us in each of the previous three years. We have long-term relationships with many of our top clients.

Our unaudited pro forma combined revenues, gross profit and net loss for the year ended December 31, 2010 were $727.3 million, $123.3 million and $(14.3 million), respectively. For the six months ended June 30, 2011, our unaudited pro forma combined revenues, gross profit and net income were $338.7 million, $59.9 million and $0.3 million, respectively, representing growth of 10% and 5% with respect to revenues and gross profit, respectively, over the corresponding period in 2010.

For the year ended December 31, 2010, FS’s revenues, gross profit and net loss were $376.3 million, $71.4 million and $(16.4 million), respectively. GTRI’s revenues, gross profit and net income for the same period were $163.6 million, $29.0 million and $3.0 million, respectively. Red River’s revenues, gross profit and net income for the same period were $187.4 million, $23.0 million and $5.9 million, respectively.

For the year ended December 31, 2009, FS’s revenues, gross profit and net loss were $237.5 million, $54.7 million and $(12.5 million), respectively. GTRI’s revenues, gross profit and net loss for the same period were $169.1 million, $22.5 million and $(0.6 million), respectively. Red River’s revenues, gross profit and net income for the same period were $164.3 million, $18.2 million and $2.1 million, respectively.

For the year ended December 31, 2008 FS’s revenues, gross profit and net income were $249.4 million, $57.3 million and $1.2 million, respectively. GTRI’s revenues, gross profit and net income for the same period were $128.1 million, $17.6 million and $0.1 million, respectively. Red River’s revenues, gross profit and net loss for the same period were $131.9 million, $12.2 million and $(0.1 million), respectively.

Our primary operations are based in the United States with offices, an integration facility and warehouse space in 21 locations across the country as of June 30, 2011. We also have leased or licensed space in six data center locations in the United States and two in Europe to support our hosting services.

The Business Combination

We intend to consummate a merger with FS, contemporaneously with the closing of this offering, and acquire GTRI and Red River immediately thereafter. We will use a portion of the proceeds of this offering to fund the cash consideration for the merger and the acquisitions, as well as to repay certain outstanding debt of FS. For a detailed description of the Business Combination and the underlying agreements, see “The Business Combination.”

Upon completion of the Business Combination, FS, Red River and GTRI will operate as wholly owned subsidiaries of the parent company FusionStorm Global Inc., headquartered in Franklin, Massachusetts. FS, Red River and GTRI have minimal geographic overlap and will continue to operate from divisional hubs in San Francisco, California, Claremont, New Hampshire and Denver, Colorado, respectively, and be supported by 26 additional office locations and other facilities across the United States and Europe. We believe that the Businesses have limited client overlap, which minimizes the possible adverse impact from the Business Combination. While we expect that the Businesses will initially operate independently of each other following completion of the Business Combination, we intend to integrate their operations and financial controls, and implement a centralized management team, as identified below, utilizing the strengths and best practices of each of the Businesses.

Position at FusionStorm Global	Name	Position Prior to Business Combination
Chief Executive Officer	Daniel Serpico	President of FS
Chief Financial Officer	Michael Soja	Chief Financial Officer of FS
Chief Information Officer	Eric Wilson	Chief Information Officer and Vice President of Operations at FS
President, Public Sector Division	Richard Bolduc	Chief Executive Officer of Red River
President, Commercial Division	Greg Byles	Chief Executive Officer of GTRI
Vice President, Commercial Division	Glenn Smith	Chief Operating Officer of GTRI
Senior Vice President, Services Division	Timothy Rod	Vice President of IT and Operations of GTRI

We believe the Business Combination will enhance our competitive position and allow us to better serve our clients. Through broader geographical reach and expanded solutions offerings, such as managed services and hosting solutions, we will be able to provide a broader suite of solutions to our clients in the United States and internationally. We believe our increased scale will strengthen relationships with our OEM vendors and international clients. Finally, we believe that the Business Combination will allow us to leverage our 15-year history (on average) to implement best practices and drive operational improvements.

Our Strengths

The key competitive strengths of our business are:

Strong Value Proposition to Our Clients

We provide value-added IT solutions that align our clients’ technology needs with their business and strategic objectives. As the primary point of contact for meeting the IT needs of our clients, we help them reduce the time, cost and effort needed to implement complex multi-vendor and best-of-breed IT solutions. Our pre-sales engineers and specialized professional services engineers leverage our proven consultative approach and industry expertise to assess needs, design superior solutions and seamlessly integrate technologies across multiple vendors. Following implementation, we continue to offer high quality client support, maintenance and managed services solutions. Through this process, we become our clients’ trusted technology advisor, enabling us to continue to serve our clients as technology and business needs evolve. We believe we provide value to our clients by delivering integrated technology solutions cost effectively, allowing them to maintain focus on other critical aspects of their businesses.

End-to-end Integrated IT Solutions

We provide end-to-end integrated IT solutions, including consulting, hardware and software, professional services, managed hosting and maintenance and support. Our pre-sales engineers rely on their experience and domain expertise to recommend the appropriate solutions from leading OEM vendors to our clients. Our professional services engineers provide a full spectrum of provisioning, configuration, testing and full implementation services to deliver a seamless, integrated solution. Because we represent a range of vendors across multiple technologies, we can design and implement solutions tailored to each client’s needs. We offer maintenance and support services and tools to our clients to manage the entire lifecycle of the products post-implementation. We also offer a complete managed services offering, including remote monitoring, cloud services, managed hosting, hosted applications, VDI, backup and recovery, data protection, managed VoIP and security testing and monitoring. Our end-to-end solutions offering has allowed us to involve our personnel directly with the clients’ IT operations, enhancing our business relationships and helping us build client loyalty. We believe we are well positioned to help our clients proactively manage, support and upgrade their IT infrastructure as technology and business needs evolve.

Broad Vendor Relationships

We maintain strong relationships with multiple leading OEMs and distributors to ensure that our clients can leverage state-of-the-art hardware, software and other solutions across an array of vendors rather than from a single vendor. This technology agnostic approach enables us to provide our clients with an optimal IT solution that meets their needs. We provide our clients with a variety of technologies, including storage, security, virtualization, compliance, archiving, business intelligence, wireless, unified communications, routing, switching and cloud solutions, among others. Our relationships with technology vendors and OEMs include storage providers such as Dell Compellent, EMC, Hitachi Data Systems and NetApp; virtualization providers such as RedHat and VMware; security providers such as BlueCoat, McAfee, Sonicwall, Symantec and Websense; diversified IT hardware and software providers such as Hewlett Packard, IBM and Oracle; networking providers such as Cisco, F5 and Juniper; and other software providers such as Adobe, CA Technologies and Novell. For many of our vendors, we maintain the highest level of partner certification. For example, as of July 1, 2011 we were one of only 16 IT solutions providers in the United States and 23 globally, certified at the highest level by the Virtual Computing Environment Company to provide virtual computing environments (VCEs). We have earned many partnership awards with our vendors, and members of our management team currently serve on boards, advisory committees and councils of numerous manufacturers and distributors.

Technical Expertise

To deliver our solutions, we employed approximately 275 engineers, technicians and subject matter experts as of June 30, 2011, who collectively hold over 1,500 advanced certifications across more than 30 vendors and technologies. Our engineers generally average 12 years of experience. Our pre-sales engineers work closely with our clients’ IT teams to identify the appropriate technologies to address business needs. Our engineers develop and maintain expertise in the configuration, installation and operational support for multiple OEM solutions. Our subject matter experts possess expertise in a broad range of technologies, including compliance, computing, networking, storage, virtualization, cloud services and data center optimization, and continue to expand their capabilities to support our clients’ needs. They continue to improve their technology skills, spend a significant portion of their time on acquiring new certifications, and keep pace with emerging technologies. Our engineers serving our government clients also have the required Top Secret clearance to work on sensitive government contracts. Among our employees focused on serving the public sector, 70 have a security clearance, 56 of whom hold Top Secret security clearance.

Client-centric Approach

Our consultative, technology agnostic strategy allows us to provide solutions that best serve the interests of our clients and earns us the role of a trusted advisor. Our flexible engagement model allows us to address our clients’ needs quickly and consistently. For example, we believe that once a need is identified, we typically are able to start servicing our clients faster than our larger competitors. While our scale allows us to serve our clients nationwide and internationally, our local offices enable us to maintain client relationships and ensure timely response to client needs. In many cases, we are able to send our engineers to client locations within three hours of a client’s request. We recognize the importance of knowing the clients’ infrastructure and equipment and often work on site implementing solutions. As a result of this approach, we have won numerous awards and recognitions from OEM vendors acknowledging our outstanding customer service. Our proprietary tools and proven consulting framework allow us to align our expertise with our clients’ vision to mitigate risk and to solve their business needs. We believe our flexible, client-centric approach, ability to react quickly to client needs, record of excellent customer service, broad and deep technology expertise, proprietary tools, and established processes and procedures are key differentiators that allow us to continue to effectively serve our clients.

National Coverage and Scale

We have a broad geographic reach and scale that allows us to serve our domestic and international clients throughout the United States and globally. Our three divisional hubs located in San Francisco, California, Claremont, New Hampshire and Denver, Colorado, and 26 offices and other facilities across the United States and Europe allow us to provide nationwide and international coverage to our clients, while maintaining a local relationship with our single-location clients. In order to ensure effective service for our government clients, as of June 30, 2011, we maintained office locations in Denver, Colorado, Reston, Virginia and Rockville, Maryland. Many of our clients, including those with international operations, prefer IT solutions providers who can serve them in the various locations in which they operate. This simplifies their IT procurement process by using a single global provider instead of multiple local vendors. We believe our clients value our scale because we offer broad and deep technology expertise and can continue to serve them at competitive prices as their businesses grow. We believe our national coverage and scale appeals to large enterprises, mid-market businesses, smaller companies and the public sector seeking a long-term trusted partner that is able to deliver a broad array of integrated IT solutions. While our scale has steadily increased, we believe we have maintained our flexibility and ability to meet clients’ needs in a timely manner.

Longstanding Relationships with Diverse Client Base

We served approximately 3,500 clients as of June 30, 2011 base ranging from leading small businesses to large corporations, as well as the public sector. For the year ended December 31, 2010, we derived approximately 60% and 40% of our unaudited pro forma combined revenues from commercial clients and public sector clients, respectively. Our clients operate in a range of industries including financial services and insurance, technology, software, electronics, Internet/Web 2.0, media, retail, federal, state and local public sector entities, defense contractors and healthcare. Our clients include several Fortune 100 companies, such as Safeway, and Fortune 500 companies such as eBay, Google, PNC Bank and Ross Stores, among others. This broad client diversity allows us to use resources efficiently and help manage the effect of technology purchasing cycles of our clients. We also have access to three of the four Government Wide Acquisition Contract (GWAC) programs, including General Services Administration (GSA), National Institutes of Health Electronic Commodity Store (NIH-ECS3), and Solutions for Enterprise-Wide Procurement IV (SEWP IV), which allows us to bid on a large number of government contracts. We are ISO 9001:2008 certified, have the highest rating on most of our GWAC contracts and have the requisite security clearances to serve our government clients. We maintain a deep understanding of our clients’ complex technology infrastructure. We believe this knowledge incumbency offers a significant advantage to us in continuing to be chosen for our clients’ new technology initiatives. We also believe that our record of historical performance and experience delivering superior results on a broad range of government and commercial contracts enables us to continue to win contracts across many industries and sectors, and helps us strengthen relationships with our clients. Our clients continue to purchase products and services from us on a yearly basis. As an illustration of this strength, all of our top 10 clients in 2010 purchased solutions from us in at least each of the previous three years.

Our Strategies

Our objective is to increase our market position as a leading comprehensive IT solutions provider on a global scale. To achieve that objective, we utilize the following strategies:

Grow Revenues from Existing Clients

We plan to expand our business by continuing to sell additional technology solutions to our existing client base. We believe our client base is currently underpenetrated, and there are opportunities to sell additional products and services to these clients. We intend to leverage our expanded vendor relationships and certifications resulting from the Business Combination, actively market our broad portfolio of products and services, and deliver a more comprehensive solution suite to our clients, many of whom received only a subset of our product and services portfolio in the past. We plan to leverage our extensive understanding of our clients’ needs and technology infrastructures and implement best practices developed over years of successful implementations across the organization in order to strengthen our client relationships and expand the scope of the services we provide to our existing clients.

Attract New Clients

We intend to capitalize on our scale, the scope of our domain expertise and our core capabilities, as well as our reputation as a trusted advisor to grow our client base in the United States and internationally. We believe we can capitalize on the growing demand for the types of solutions we provide to cultivate new relationships across commercial enterprises and the public sector. We also intend to leverage our technology expertise and industry knowledge to broaden our focus and expand our operations in various industries including healthcare and retail. We intend to pursue new government contract vehicles as well as expand the scope of our involvement in the government contract vehicles in which we currently participate, including GSA, NIH-ECS3 and SEWP IV.

Expand Professional and Managed Services Offerings

We intend to strengthen our professional services capabilities by continuing to hire recognized domain and consulting experts. We will continue to recruit and retain the expertise needed to provide outstanding service and value to our clients and to strengthen our consultative approach to solution development and delivery. We also intend to continue to develop the skills and certifications of our professional services engineers. We plan to enhance our managed and cloud services facilities and capabilities, and cross-sell these services to our existing broad client base, as well as to new clients. We intend to negotiate access to additional hosting and data center capabilities at strategic locations in the United States and abroad, and to expand our cloud computing and hosting management tools. As companies begin to turn to cloud computing technologies and services, we plan to offer a full range of consulting, migration and hosting services to enable this transition, leveraging our “trusted advisor” role with these clients.

Continue to Innovate and Deliver New Solutions

We intend to broaden our capabilities and solutions to help our clients keep pace with emerging technologies. We expect to continue to invest in our engineers to improve their technology skills, which will allow them to keep current with new technology initiatives, such as virtualization and cloud-related services, and acquire new certifications. We believe our clients will continue to look to us to solve their technology challenges, and we will leverage our domain expertise, experience and innovative culture to offer new technology solutions that improve cost efficiency and business processes. Some areas in which we are currently developing expertise include telepresence, converged IP/storage networks, desktop virtualization and data center automation solutions.

Capitalize on Opportunities Across Our Combined Business

We believe the Business Combination will allow us to pursue new business opportunities. We intend to leverage our vendor relationships and certifications, and the capabilities of each of the Businesses, to penetrate our broad solutions offerings into our combined client base. The complementary resources and capabilities of the Businesses will allow us to sell additional solutions offerings to our clients, many of whom currently purchase only a subset of our new broader, enhanced end-to-end capabilities. We expect that our increased scale will allow us to receive more favorable volume-based vendor discounts and vendor services that were previously not available to us. We intend to utilize our infrastructure, integration facilities and development centers to better serve our clients across the combined business. We expect to utilize government contract vehicles across the Businesses to pursue a broader range of contract opportunities than were available to the Businesses prior to the Business Combination. Additionally, we believe we can achieve improved efficiency by combining our accounting, purchasing and human resources functions across the Businesses. We believe that the Business Combination will also enable us to leverage best practices and proprietary tools across the combined organization, as well as broader geographic and client bases, to deliver best-in-class customer service to our clients.

Pursue Strategic Acquisitions

The IT solutions market is a fragmented industry and we believe there may be a substantial number of IT firms that could be acquired and would be accretive to our financial results. We intend to expand our domestic coverage by acquiring IT solutions providers that allow us to strengthen our geographic reach, vendor relationships, solutions offering and a client base in the United States. We also intend to grow our business internationally by acquiring IT solutions providers that have strong vendor relationships, broad client base and proven services capabilities. International expansion would also allow us to better serve our international clients through seamless integration of our global services capabilities. Further, we will continue to enhance our core competencies through potential acquisitions of businesses with strong specialties in new and emerging technologies. We have a record of successfully identifying, executing and integrating acquisitions that add strategic value to our business. Our established culture and leadership positions us to successfully integrate each acquired company, while continuing to offer effective solutions to our clients. Since May 2003, we have acquired and integrated more than 10 IT solutions providers, expanding our geographic and vertical capabilities, as well as our access to new clients.

Our Solutions

Our IT solutions business comprises four major elements: Technology Products (including hardware, software and pre-sales engineering), Maintenance and Support Services, Professional Services (including IT consulting and optimization services) and Managed Services (including hosting and cloud services). As unified communications networks have become more complex and the need for reliable delivery of IT and unified communications services has become more significant to businesses, we believe clients have been increasingly seeking out comprehensive IT solutions. We lead our pre-sales efforts with consulting, designing the appropriate IT solution that serves our clients’ needs. As an end-to-end IT solutions provider, we offer the expertise to align appropriate technologies with our clients’ business needs, as well as the capabilities to design and implement a scalable platform which addresses their strategic needs. We provide our clients with end-to-end solutions that integrate hardware, software and services, including managed and hosting services. In addition, we maintain the ability to provide solutions from a broad range of technology vendors and offer the managed services necessary to deliver IT solutions with a high degree of reliability.

The following table sets forth our unaudited pro forma combined revenues and gross profit by solution in terms of amount and contribution to total revenues and gross profit for the periods presented:

	Year ended December 31,		Six months ended June 30,
Solution	2010		2010		2011
	$	%	$	%	$	%
	($ in thousands)
Revenues
Technology products	$657,370	90.4	$277,709	90.0	$300,374	88.7
Maintenance and support services	24,666	3.4	12,541	4.1	14,709	4.3
Professional services	31,053	4.2	12,359	4.0	14,761	4.4
Managed services	14,194	2.0	5,843	1.9	8,814	2.6

Total revenue	$727,283	100%	$308,452	100%	$338,658	100%

Gross profit
Technology products	89,084	72.2	39,857	69.9	41,354	69.0
Maintenance and support services	22,181	18.0	11,467	20.1	13,486	22.5
Professional services	6,956	5.6	3,306	5.8	2,782	4.6
Managed services	5,118	4.2	2,409	4.2	2,303	3.9

Total gross profit	$123,339	100%	$57,039	100%	$59,925	100%

Technology Products

We resell, test and integrate a broad selection of IT hardware and software products from various industry leading technology OEMs, including storage providers such as Dell Compellent, EMC, Hitachi Data Systems and NetApp; virtualization providers such as RedHat and VMware; security providers such as BlueCoat, McAfee, Sonicwall, Symantec and Websense; diversified IT hardware and software providers such as Hewlett Packard, IBM and Oracle; networking providers such as Cisco, F5 and Juniper; and other software providers such as Adobe, CA Technologies and Novell. We provide equipment sales and deployment solutions including proof of concept, procurement, project management, hardware and software integration, and data migration. The solutions that we design, integrate and deliver with the added value of our pre-sales engineering team address our client’s key challenges related to scalability, reliability, redundancy and ease of maintenance. In addition to our solution development process, we perform initial system configuration and testing in our San Jose, California integration facility. We maintain testing and installation expertise across a wide variety of technologies including: data centers and mainframe systems; storage area networks and network attached storage; desktop and application virtualization; networking including routing and switching, wireless, VoIP and Video over IP, web collaboration and carrier and Telco circuits; and applications such as Microsoft Exchange and SharePoint, archiving and eDiscovery suites, document management solutions and database and middleware applications. We believe our scale and purchasing power allow us to offer prices competitive with traditional value-added resellers, while maintaining a broader range of technology solutions than they typically provide.

Our technology products generated unaudited pro forma combined revenues for the fiscal years ending December 31, 2009 and 2010 of $523.9 million and $657.4 million, respectively.

Maintenance and Support Services

We offer post-implementation maintenance and support services to our clients. Our maintenance and support services capabilities include on-site maintenance and repair, equipment lifecycle analysis and renewal services, remote infrastructure monitoring, support contract management and general help desk and call center services. In addition, we offer staff augmentation and technology training and education to our clients across a variety of technologies and disciplines. We provide these services by leveraging both our internal expertise and personnel, as well as through select external contracting relationships. Our proprietary tools, ONEportal and Red Connect, offer contract, asset and network infrastructure inventory management, enabling our clients to manage data on all devices in their network, renewals and service agreements through an on-line interface in a cost-effective manner. These proprietary tools also allow us to keep track of our clients’ upcoming refresh cycles and proactively address their needs, thereby providing us a position of strength for winning renewals. The on-site support services are delivered either as part of a “break-fix” support model or as ongoing service support contracts to complement the clients’ IT staffing capabilities.

Our maintenance and support services generated unaudited pro forma combined revenues for the fiscal years ending December 31, 2009 and 2010 of $19.5 million and $24.7 million, respectively.

Professional Services

We provide our clients a suite of IT consulting and professional services including design, procurement and integration of IT systems and solutions. At the beginning of any engagement, we take a consultative approach to understand our clients’ business and strategic needs. Our pre-sales engineers and specialized professional services engineers work alongside our clients’ internal IT staff to analyze their existing IT architecture and determine technology requirements that support their business needs. Our technology agnostic approach allows us to provide solutions across a broad range of leading technology OEMs and recommend solutions that are optimal for our clients. Following the initial assessment and recommendation, our engineers procure and integrate the appropriate technology solutions to provide a seamless, fully integrated IT solution to our clients. Our professional services engineers have expertise across a wide variety of technologies, including: data center architecture, systems design, management and automation; virtualization consulting; security consulting such as policy development, vulnerability assessment, penetration testing and compliance services; cloud infrastructure consulting; application consulting and rationalization; database and SharePoint development; Open Source services; and JAVA and .Net services.

As part of our consulting and professional practice, we offer IT optimization services to assist clients in utilizing their existing data center and computing resources more efficiently. Our specialized professional services engineers analyze our clients’ existing hardware and systems configurations, with the goal of identifying ways to increase performance, efficiency and reliability without the need for additional expenditures. For example, we help our clients consolidate multiple data centers and reduce the footprint and energy consumption of existing data centers. In addition, we collaborate with leading virtualization technology vendors and offer state-of-the art virtualization solutions, which help our clients reduce hardware capital expenditures on servers and storage. Our key IT optimization services capabilities include data center migration and consolidation, network consolidation and optimization, storage optimization, server consolidation and virtualization, and energy optimization. Additionally, we offer optimization services for VoIP and unified communications systems as well as for wired and wireless networks, which often results in more robust, secure, streamlined and scalable networks.

We typically bill our professional services on a time and expense basis, a firm fixed fee basis and as part of an integrated solutions offering. Our professional services generated unaudited pro forma combined revenues for the fiscal years ending December 31, 2009 and 2010 of $20.8 million and $31.0 million, respectively.

Managed Services

We offer a broad suite of managed services, hosting and cloud services and advanced technical resources to support our clients’ IT needs. Our managed services capabilities include network management and monitoring, database administration, application management and monitoring, backup and recovery, data protection, managed VoIP, detailed security testing and monitoring, and other infrastructure services. Our services reduce or eliminate capital expenditure related to our clients’ network operations, and ensure that their networks operate without interruption.

We also offer emerging cloud-based services including managed hosting, hosted applications, VDI and application and server virtualization. Using emerging cloud-based technologies, we effectively allocate and manage shared computing resources across a large base of clients and deliver more computing resources to businesses when they need them. This allows our clients to increase their IT infrastructure spend as their businesses grows without upfront investments, thereby, substantially lowering their cost of IT services. We also offer our full range of hosting and cloud services for IT systems and networks that reside in our clients’ facilities and are owned by the client. We believe that our ability to offer both hosted and customer-premise managed services is an important differentiator in our market. Our network monitoring and managed services tools for both hosted and customer premise IT environments remove the burden of managing complex IT systems from our clients and allow them to focus on their core business activities.

We do not own any real estate related to our data centers but work with colocation data center providers to help our clients address and manage their hosting and infrastructure needs. We offer our clients these services through our leased facilities, located across the United States and Europe, in Las Vegas, Nevada (the Switch Communications Group, LLC’s SuperNAP); Sacramento, California (NOC and data center); and data centers in Denver, Colorado; El Segundo and San Francisco, California; Reston, Virginia; Frankfurt, Germany; and Amsterdam, Netherlands. Our typical managed services contract ranges in length from 1-3 years with our client billed on a monthly or quarterly basis.

Our managed services generated unaudited pro forma combined revenues for the fiscal years ending December 31, 2009 and 2010 of $6.7 million and $14.2 million, respectively.

Sales and Marketing

We employed more than 260 (38% of total employees) dedicated sales personnel as of June 30, 2011, which includes 41 pre-sales engineers. We believe that our client-focused engagement model and consultative approach position us as our clients’ “trusted advisor” and help align our clients’ vision with our expertise to mitigate risk and solve their strategic and business needs. This approach, combined with the quality of our execution reflected in numerous industry awards, positions our sales force to broaden the scope of our solutions across the full range of our capabilities. Recent awards from leading OEM vendors recognizing our consistent superior performance include:

•	Breakaway Partner of the Year (2011 Cisco Partner Summit Awards): FS

•	West Region Collaboration Partner of the Year (2011 Cisco Partner Summit Awards): FS

•	Healthcare Partner of the Year (2011 Cisco Partner Summit Awards): GTRI

•	Collaboration Partner of the Year for the Public Sector (2011 Cisco Partner Summit Awards): GTRI

•	Emerson Network Power Technology Partner of the Year (2010): FS

•	EMC’s Velocity Partner Executive of the Year (2010): FS

•	Tandberg Top Growth Partner (2010): Red River

•	Panasonic Federal Partner of The Year (2010): Red River

•	Ingram Micro Top Federal Growth Award (2009): Red River

Our marketing efforts focus on increasing the awareness of our brand and associating it with excellence. We believe that the publicity and recognition associated with industry awards, as well as the strong positive feedback from our existing clients, reinforce and widen that perception. We seek to strengthen our branding through excellent solution delivery and by increasing our industry and media visibility at the local, national and international levels. With our expanded geographic reach, we will focus and target areas that have been less exposed to our brand in the past.

Clients

Our clients include companies, from leading small businesses to large enterprises, as well as the public sector. We serve clients across a diverse range of industries, company size and geographic focus. Representative clients include Celera, Cost Plus, the Department of Veterans Affairs, eBay, Equinix, Facebook, the Food and Drug Administration, Fujitsu, Google, PNC Bank, Ross Stores, Safeway, Salesforce.com, Sony, Symantec, the U.S. Air Force, the U.S. Navy, VMware and Wal-Mart.com. Our clients often look to use our services to supplement their IT teams’ capabilities and gain economies of scale and expertise. We have built our key client relationships over many years. All of our top 10 clients purchased solutions from us in at least each of the previous three years. We have been able to grow with our clients by expanding the scope and size of our engagements. For the year ended December 31, 2010, we derived approximately 60% of revenues from our commercial clients and 40% from our government clients.

Case Study: Leading Consumer Electronics Company

Since 2007, we have been providing various networking solutions, including basic routing, switching and level balancing, to one of the leading consumer electronics companies. In 2009, through a competitive selection process, we were chosen to implement this client’s wireless infrastructure in its retail stores worldwide. As of August 1, 2011, we had completed work in over 325 of these stores and are continuing to do work in additional stores. After an initial design stage involving wireless site surveys for ten stores, we designed and implemented networking and wireless products and services, including wireless checkout for its retail stores. As a result of our success, the scope of our engagement expanded to overall project management for IT infrastructure upgrades at these stores, including IP management, power backup, audio/video implementation, VoIP and network security.

We designed a rapid and flexible process to implement an integrated wireless infrastructure solution, including internet access, wireless retail checkout and retail store electronic signage using products and solutions from a wide range of vendors. Our successful implementation has resulted in faster wireless retail checkout and improved customer satisfaction at the client’s retail stores worldwide.

Case Study: Security Systems Provider

In connection with a strategic transaction, our client, a security systems provider, was required to roll out a state-of-the-art IT infrastructure within a five-month period. We were chosen to design, architect and implement an integrated IT infrastructure including a new data center, network and computing infrastructure for a large global employee base. In only five months, we virtualized our client’s IT infrastructure, integrated state-of-the-art solutions from leading vendors and created a new world-class IT environment, meeting the highest industry standards of network security and positioning our client for future cloud services. Our strong vendor relationships and expert staff enabled us to provide best-of-breed products while meeting our client’s tight deadline, with minimal disruption to the client’s business. After successfully implementing the new data center and network infrastructure, our client chose our managed services program for ongoing monitoring, maintenance and support.

Case Study: Global Investment Management Firm

For more than ten years, we have advised and provided a range of IT solutions to a global investment management firm with more than $10 billion in assets under management. Our client processes thousands of trades every day and requires an IT infrastructure that supports real-time transaction processing. In 2008, our client decided to revamp its IT systems to establish a next-generation trading platform that would speed up transactions and continue to support business growth as technology evolves. Our engineers engaged with our client’s IT staff to design and implement a state-of-the-art data center that reduces latency, speeds up transactions and positions the client to meet its network technology demands for the next decade. Working together with the client, through numerous network design sessions and proofs of concept, we developed a comprehensive solution incorporating an innovative data center core infrastructure technology and back-up and disaster recovery system. These technologies have enabled our client to enhance its transaction processing speed, while substantially reducing the floor space and power consumption of its data center.

Case Study: Top Ten U.S. Children’s Hospital

Our client, one of the top ten children’s hospitals in the United States, built a new state-of-the-art facility in 2007 and sought a scalable technology solution that would enhance communication throughout the hospital and improve bedside delivery of care. Our unified communications solution converged the delivery of data, voice, video, imaging and wireless infrastructure for easier caregiver access to patient information, improved operational efficiency and established a “silent hospital” by eliminating overhead paging and emergency notifications. Each site within the hospital’s network of care presented its own user requirements, logistical challenges and real estate limitations. Our expertise in developing and delivering large, complex IT solutions, including design, procurement, implementation and support, was critical to our ability to successfully execute this assignment. We believe this project ranked as one of the largest single-location IP implementations at the time. The new infrastructure supports more than 5,500 active VoIP phones and enables the hospital to deploy a range of personal mobile communication devices. Our solutions also allow our client to scale up to support new applications with the hospital’s expanding technology footprint. Since the opening of the new facility, we have continued to assist the hospital with its growth strategy through ongoing consulting, design and technology road-mapping for new clinics throughout the region, and a new hospital tower set to open in 2012.

Case Study: Federal Integrated Healthcare System

Since 2006, we have been providing IT maintenance support solutions to the nation’s largest federal integrated healthcare system. Our client had previously maintained over 500 contracts for technical support services, all individually administered by the client’s field program offices, making support contract management costly and ineffective. We implemented our proprietary online asset-management tool designed to organize maintenance contracts into a streamlined system. This has enabled our client to quickly and easily track and monitor equipment inventory by region and serial number, additions and changes to hardware inventory, and to manage equipment lifecycles. With the help of our proprietary system, our client can now maintain an up-to-date contract inventory while eliminating an equivalent of three months of man hours per year. With our strong contract consolidation and support planning solution, we estimate that our client will avoid an average 5-8% in annual cost increase for technical support at an anticipated $25 million cost savings over five years. Our solution’s significant value proposition and our superior execution have allowed us to cultivate a continuing relationship with our client.

Competition

The IT products and services market is highly competitive and fragmented, includes a large number of participants and is subject to rapid change. We believe the principal competitive factors affecting the markets for our solutions include: performance and reliability, breadth of capabilities, diversity of vendor relationships, quality of technical support, training and services, geographic reach and local presence, responsiveness to client needs and pricing of products and services.

We face competition primarily from:

•	Diversified IT services / consulting players such as Accenture, AT&T, Dell Services, Deloitte, HP Services, IBM Global Services, Qwest and Verizon;

•	Government services providers and systems integrators such as CSC, General Dynamics, Lockheed Martin, Northrop Grumman, Raytheon and SAIC;

•	IT solutions providers such as CDW-G, Dimension Data, Force 3, GTSI, Presidio and Unisys;

•	Value-added resellers and direct marketers / resellers such as EPlus, Fishnet, Ingram Micro, Insight, Sirius and CDW;

•	“Pure-play” cloud/hosting service providers such as RackSpace, Equinix and others; and

•	In-house IT departments of our clients and potential clients.

In addition, we also compete with numerous smaller local companies in the various geographic markets in which we operate. In some instances, we cooperate with some of our competitors, such as in the government services sector.

We believe that we are able to compete effectively against our competitors based on our comprehensive end-to-end solutions and capabilities, along with our client-centric, consultative approach. In addition, we believe we have well-developed human capital, a successful service delivery model and a broad referral base, each of which further supports our competitive positioning.

Facilities

Our principal corporate office is located in Franklin, Massachusetts, where we lease approximately 4,260 square feet of office space. In addition to our headquarters, as of June 30, 2011 we leased or licensed 28 other facilities totaling approximately 150,000 square feet located in 14 states across the United States and in Frankfurt, Germany and Amsterdam, The Netherlands.

Location	Use	Sq. Ft.
Franklin, Massachusetts *	Office	4,260
Bakersfield, California	Office	1,299
El Segundo, California	Data Center	3,734
Irvine, California	Office	2,814
Sacramento, California	Data Center	400
Sacramento, California	NOC	4,066
San Diego, California	Office	3,329
San Francisco, California ‡	Office	8,631
San Francisco, California	Data Center	1,300
San Jose, California	Integration Facility	31,593
Denver, Colorado ‡	Office	25,424
Denver, Colorado	Data Center	20
Denver, Colorado	Warehouse	6,000
Tampa, Florida	Office	2,500
Rockville, Maryland	Office	2,793
Claremont, New Hampshire ‡	Office	20,500
Claremont, New Hampshire	Warehouse	6,500
Las Vegas, Nevada	Office	1,936
Las Vegas, Nevada	Data Center	500
Red Bank, New Jersey	Office	890
New York, New York	Office	3,456
Columbus, Ohio	Office	5,405
Portland, Oregon	Office	375
Salt Lake City, Utah	Office	3,403
Norfolk, Virginia	Office	375
Reston, Virginia	Office	5,630
Reston, Virginia	Data Center	60
Kent, Washington	Office	3,000
Frankfurt, Germany	Data Center	420
Amsterdam, The Netherlands	Data Center	330

*	Corporate headquarters
‡	Divisional hub

Our leases vary in duration, have expiration dates ranging from 2011 to 2019 and have varying renewal or extension terms. We believe that our existing and planned facilities are adequate to support our existing operations and that we will be able to obtain appropriate additional facilities on commercially reasonable terms when necessary. Our wide geographic coverage allows us to provide services to our clients nationwide as well as internationally.

Employees

As of June 30, 2011, we had 693 employees across the United States, of which more than 260 held dedicated sales positions, including 41 pre-sales engineering positions, approximately 260 held technical, engineering, professional and managed services positions and approximately 180 held management and administrative positions. The diverse makeup and technical expertise of our employees enables us to serve our broad client base. Our engineers and subject matter experts hold over 1,500 certifications across more than 30 vendors and technologies.

Our pre-sales engineers work closely with our clients’ IT teams to identify the appropriate technologies to address business needs. Our engineers develop and maintain expertise in the configuration, installation and operational support for multiple OEM solutions. Our subject matter experts possess expertise in a broad range of technologies, including compliance, computing, networking, storage, virtualization, cloud services and data center optimization, and continue to expand their capabilities to support our clients’ needs. They continue to improve their technology skills, spend a significant portion of their time on acquiring new certifications, and keep themselves up-to-date with emerging new technologies. Attracting and retaining highly skilled professionals is a key factor in our ability to grow our revenue and meet our client’s needs.

We have never had a work stoppage, and none of our employees are represented by a labor union. Management believes the Company’s relationship with our employees is good.

MANAGEMENT

Executive Officers, Significant Employees and Directors

The following table sets forth certain information regarding the persons who currently have been identified to serve as executive officers and directors of the Company upon completion of the Business Combination and the closing of this offering:

Name	Age	Position
Daniel Serpico	53	Chief Executive Officer, President and Director
Michael Soja	62	Chief Financial Officer
Eric Wilson	54	Chief Information Officer
Richard Bolduc	51	President, Public Sector Division
Greg Byles	45	President, Commercial Division
Glenn Smith	42	Vice President, Commercial Division
Timothy Rod	44	Senior Vice President, Services Division
Neil McLaughlin	52	General Counsel
James Monroe	52	Chairman of the Board of Directors
Anton Teodorescu	56	Vice Chairman of the Board of Directors
Michael Cusumano	57	Director
Thomas W. Janes	55	Director
Thomas Leonard	57	Director
John Varel	57	Director

Daniel Serpico is currently the President of FS, and upon completion of the Business Combination will become the Chief Executive Officer, President and a director of the Company. Before serving as FS’s President, Mr. Serpico was President of Jeskel/FS and CFO of FS (a position he held for 14 years). He holds a BS in Business Administration, with Honors, from the University of Massachusetts at Dartmouth. The merger agreement pursuant to which the Company will acquire FS provides that Mr. Serpico will be appointed to serve as a director of the Company. We believe Mr. Serpico’s qualifications to serve as a director of the Company include his more than 25 years of senior executive management experience in high growth organizations, from start-ups to enterprises with annual revenues of half a billion dollars, and his key role in helping FS grow from a local northern California organization into a national industry leader.

Michael Soja is currently FS’s Chief Financial Officer, and upon completion of the Business Combination will become the Chief Financial Officer of the Company. From 2000 to 2009, Mr. Soja served as the Chief Financial Officer of pSivida, Inc, a publicly held company that developed proprietary drug delivery technologies. Prior to pSivida, Inc., he was Chief Financial Officer of Control Delivery Systems, a privately held drug delivery development company. Prior to Control Delivery Systems, Mr. Soja served as the Chief Financial Officer of XTRA Corporation, a publicly held transportation equipment leasing company, for 20 years. Mr. Soja holds a BA in Mathematics from The College of The Holy Cross, an MS in Accounting, with Honors, from Northeastern University and an MBA, with High Honors, from Babson College.

Eric Wilson is currently responsible for Supply Chain Logistics, Purchasing and the IT strategy at FS, and upon completion of the Business Combination will become the Chief Information Officer of the Company. From January 2009 to March 2010, Mr. Wilson held roles as a management consultant, including the interim SVP of Operations and Delivery for a SaaS company supporting and implementing SAP systems for the utilities industry. From February 2003 to December 2008, he was the Senior Vice President and Chief Information Officer of Raley’s, a high-end food retailer. Mr. Wilson serves as director of several technology companies. He received a BS, with honors, in Computer Science and Business Administration from the University of Guelph in Ontario, Canada.

Richard Bolduc is currently the Chief Executive Officer of Red River, and upon completion of the Business Combination will become will become President of the Company’s Public Sector Division and President of the Company’s Red River subsidiary. Mr. Bolduc joined Red River at its inception in 1995 and became its Chief

Executive Officer in 1999. Mr. Bolduc has over 28 years of varied business experience ranging from accounting, auditing and business review for Fortune 500 corporations to federal government audit, compliance and regulatory experience. Mr. Bolduc received a BS in Business Management from the University of Vermont.

Greg Byles is currently the Chief Executive Officer of GTRI, and upon completion of the Business Combination will become President of the Company’s Commercial Division and President of the Company’s GTRI subsidiary. Mr. Byles is one of GTRI’s founders and joined GTRI at its inception in 1998. He is currently responsible for overseeing GTRI’s entire sales organization, including both commercial and federal sales, and proposal strategies. Mr. Byles received a BS from the University of Northern Arizona.

Glenn Smith is currently the Chief Operating Officer of GTRI, and upon completion of the Business Combination will become Vice President of the Company’s Commercial Division and the Chief Operating Officer of the Company’s GTRI subsidiary. Mr. Smith is one of GTRI’s founders and joined GTRI at its inception in 1998. Mr. Smith is currently responsible for overseeing GTRI’s legal, financial, human resources, program management and information technology functions. Mr. Smith received a BA from the University of Colorado at Boulder.

Timothy Rod is currently Vice President of IT and Operations at GTRI, and upon completion of the Business Combination will become Senior Vice President, Services Division of the Company. From 2002 to 2007 and from 2009 to 2010, Mr. Rod provided consulting services for various companies in the areas of IT operations, compliance, data security and CRM. From 2007 to 2009, Mr. Rod was the Senior Vice President of IT and Chief Information Officer for Fontainebleau Resorts in Las Vegas, responsible for the vision, design, implementation and operational support of technology for the construction of the $3 billion Fontainebleau Las Vegas Resort ($67 million budget for IT), as well as the design and oversight of technology for the $500 million renovation of the Fontainebleau Miami Beach ($16 million budget for IT). Mr. Rod received a BA in Political Science and International Relations, as well as an MBA, from Tulane University.

Neil McLaughlin has served the Company as outside counsel since November 2009, and upon completion of the Business Combination will become the Company’s General Counsel. Since September 2010, Mr. McLaughlin has been a partner in McLaughlin & Hunt LLP, a boutique law firm. Prior to the completion of the Business Combination, Mr. McLaughlin will resign as a partner of McLaughlin & Hunt LLP. From September 2009 to August 2010, Mr. McLaughlin was the sole member of McLaughlin Law Offices, LLC. From 2007 to 2009, Mr. McLaughlin was an associate in the Boston office of Proskauer Rose LLP. From January 2003 to June 2007, Mr. McLaughlin was Of Counsel to Sullivan & Worcester LLP. Mr. McLaughlin holds a BA in English from Connecticut College, an MSPA from the University of Massachusetts at Boston, and a JD from Boston University School of Law.

James Monroe has served as Chairman and President of the Company since November 2009, and upon completion of the Business Combination will serve as Chairman of the Board of Directors of the Company. Since January 1997, Mr. Monroe has been the Chairman of Monroe & Company, LLC, a boutique merchant banking firm. From May 2002 to July 2008, Mr. Monroe was Chairman, and from May 2002 to May 2006, Mr. Monroe was President and Chief Executive Officer, of Signature Media Group, LLC, a leading national integrator of residential and commercial electronic systems. Prior to 2002, Mr. Monroe served in leadership positions with certain technology, consumer products and investment banking entities, including Perceptive Network Technologies, Inc., Merkert American Corporation, Oppenheimer & Co. Inc., Advest, Inc., Ladenburg, Thalmann & Co. Inc., and L.F. Rothschild & Co. Inc., and auditing positions with Ernst & Young. He received a BS in Accounting from Bentley University and an MBA from the M.I.T. Sloan School of Management. We believe Mr. Monroe’s qualifications to serve as a director of the Company include his unique perspective as our current President and his 25 years of experience in building businesses through mergers and acquisitions, general management and business development in a range of technology and consumer industry sectors.

Anton Teodorescu has served as a consultant to the Company since May 2010, and upon completion of the Business Combination will serve as Vice Chairman of the Board of Directors of the Company. Prior to joining the Company, Mr. Teodorescu co-founded and was the Vice President of Blue Danube Labs, Inc., a start-up company in the communications industry. From 1985 to 2009, Mr. Teodorescu worked at IBM, for IBM Global Services (IGS) as a Management Consultant in the Networking, Workstations and Inter-Connectivity areas and, more recently, as a Business Development Executive within the IBM Venture Capital Group. As a Global Business Development Executive within IBM’s IT Optimization initiative from 2008 to 2009, Mr. Teodorescu developed a consultative approach to help enterprises world-wide accomplish more with fewer IT resources, leveraging the latest consolidation, virtualization and green technologies. Mr. Teodorescu holds a BA in Engineering and Applied Science from Harvard College, an MS in Computer Science from Cambridge University (UK), and an MBA from the M.I.T. Sloan School of Management. We believe Mr. Teodorescu’s qualifications to serve as a director of the Company include his more than 25 years of experience in the IT industry in a variety of roles, including his position as a Principal of IGS where he leveraged both the management consulting and systems integration arms of IBM to analyze, design and implement complete IT solutions.

Michael Cusumano has been a full-time professor at the Massachusetts Institute of Technology Sloan School of Management since 1986, with the title Sloan Management Review Distinguished Professor of Management since 1999 and a joint appointment in the MIT Engineering Systems Division since 2007. Upon the completion of the Business Combination, Mr. Cusumano will serve as a director of the Company. He specializes in strategy, product development, and entrepreneurship in the computer software business as well as Internet services, consumer electronics and automobiles. He currently teaches popular courses on The Software Business and Digital Platforms as well as Advanced Strategic Management. Prof. Cusumano received an A.B. degree from Princeton University and a Ph.D. from Harvard University (Japanese management studies) and then completed a postdoctoral fellowship in Production and Operations Management at the Harvard Business School before joining MIT in 1986. He also received two Fulbright Fellowships and a Japan Foundation Fellowship for studying at Tokyo University. In addition to the foregoing, we believe Mr. Cusumano’s qualifications to serve as a director of the Company include his experience as a consultant for more than 90 companies around the world and as a director of several public and private companies, most recently Patni Computer Systems (NYSE: PTI) from 2004 through May 2011 and Eliza Corporation from 2008 through May 2011. Additionally, Mr. Cusumano is a former editor-in-chief and chairman of the MIT Sloan Management Review and was named one of the most influential people in technology and IT by Silicon.com in 2009. He is the author or co-author of 9 books on technology strategy and management, including Staying Power (2010), The Business of Software (2004), Platform Leadership (2002), Competing on Internet Time (1998) and Microsoft Secrets (1995).

Thomas W. Janes is the founder and Chief Executive Officer of Kerry Capital Advisors, Inc., a private investment company, and upon the completion of the Business Combination will serve as a director of the Company. Prior to founding Kerry Capital Advisors in 2010, Mr. Janes was a Managing Director of Lincolnshire Management, where he had been employed since 2003, and head of Lincolnshire’s Boston office. During his employment with Lincolnshire, Mr. Janes served as a member of the board of directors of a number of Lincolnshire’s portfolio companies. Prior to his employment with Lincolnshire, Mr. Janes was a co-founder and Managing Director of Triumph Capital Group, where he served as a senior member of a private equity team that successfully sourced and managed approximately $900 million in private equity capital. Prior to his employment with Triumph Capital, Mr. Janes was an investment banker at Drexel Burnham, First Boston, and Lazard Freres & Co., where he led numerous corporate finance and merger and acquisition transactions. Mr. Janes serves on the Board of Directors of CAPE Systems Group, Inc., a leading provider of supply chain execution technologies and services. He has an A.B. degree with honors from Harvard College and a MBA from Harvard Business School. We believe that Mr. Janes’s qualifications to serve as a director of the Company include his extensive background in financing and merger and acquisition transactions, as well as his experience in serving on the audit, compensation and/or nominating committees of the boards of directors of both public and private companies.

Thomas Leonard has been the senior vice president-finance, treasurer and chief financial officer of Pennichuck Corporation, a publicly traded water utility holding company since July 2008, and upon the completion of the Business Combination will serve as a director of the Company and is expected to serve as the Chairman of the Audit Committee and to be the board’s designated “audit committee financial expert.” From

2006 until June 2008, Mr. Leonard was a vice president of CRA International, a consulting firm, where he specialized in forensic accounting. From 2002 to 2006, Mr. Leonard was a managing director specializing in forensic accounting and dispute resolution at Huron Consulting Group LLC, a publicly traded management consulting firm. Additionally, Mr. Leonard was a senior partner at Arthur Andersen LLP, an independent public accounting firm, from 1987 through 2002 and served as partner-in-charge of its New England assurance and business advisory practice. Mr. Leonard is a certified public accountant and has been a member of the Board of Directors of Kadant Inc. (NYSE: KAI) since 2005, where he currently serves as Chairman of the Audit Committee. We believe Mr. Leonard’s qualifications to serve as a director of the Company include his expertise in relation to financial and accounting issues and his experience as a chief financial officer of a publicly traded company.

John Varel is the founder and current Chief Executive Officer and sole director of FS, and upon the completion of the Business Combination will serve as a director of the Company. Mr. Varel founded FS in 1995. The merger agreement pursuant to which the Company will acquire FS provides that Mr. Varel will be appointed to serve as a director of the Company. We believe Mr. Varel’s qualifications to serve as a director of the Company include his experience building FS into a nationally recognized technical solutions provider, his service as a director of several IT companies and non-profit organizations, his status as a finalist for the Ernst & Young Entrepreneur Of The Year® Award in 2008 and 2009 in Northern California, which recognizes entrepreneurs who demonstrate extraordinary success in the areas of innovation, financial performance and personal commitment to their businesses and communities, and his more than 35 years of entrepreneurial experience founding and managing many startup companies, enabling turnarounds and underwriting several successful business ventures, ranging from direct hardware resellers and alternative energy ventures to Meris Laboratories, the largest physician-owned clinical lab in the world.

Election of Officers

Our officers will be elected by our Board of Directors on an annual basis and will serve until their successors are duly elected and qualified, or until their earlier resignation or removal. There are no family relationships among any of our officers or directors.

Corporate Governance and Board Composition

As of the date of this prospectus, our Board of Directors consists solely of James Monroe. Upon completion of the Business Combination and the closing of this offering, our Board of Directors will consist of seven directors, and a majority of the members of our Board of Directors will qualify as independent directors in accordance with the published listing requirements of The NASDAQ Global Market.

Selection Arrangements

Classified Board. Our amended and restated certificate of incorporation that will become effective upon the closing of this offering will provide for a classified Board of Directors consisting of three classes of directors, each serving a staggered three-year term. As a result, a portion of our Board of Directors will be elected each year from and after the closing of this offering. To implement the classified structure upon the closing of this offering, two of the nominees to the Board of Directors will be elected to one-year terms, two of the nominees will be elected to two-year terms and three of the nominees will be elected to three-year terms. Thereafter, directors will be elected for three-year terms.

Mr. Cusumano and Mr. Janes have been designated as Class I directors whose term will expire at the 2012 annual meeting of stockholders, assuming the completion of the proposed offering. Mr. Leonard and Mr. Teodorescu have been designated as Class II directors whose term will expire at the 2013 annual meeting of stockholders, assuming completion of the proposed offering. Mr. Monroe, Mr. Serpico and Mr. Varel have been designated as Class III directors whose term will expire at the 2014 annual meeting of stockholders, assuming completion of the proposed offering. Our amended and restated bylaws that will become effective as of the closing of this offering provide that the number of authorized directors may be changed only by a majority of directors then authorized (including any vacancies). Any additional directorships resulting from an increase in the number of authorized directors will be distributed among the three classes so that, as nearly as reasonably possible, each class will consist of one-third of the directors. The classification of the Board of Directors may have the effect of delaying or preventing changes in control of the Company.

Independent Directors. Messrs. Cusumano, Janes, Leonard and Teodorescu will qualify as independent directors in accordance with the published listing requirements of The NASDAQ Global Market. The NASDAQ Global Market independence definition includes a series of objective tests, such as that the director is not also one of our employees and has not engaged in various types of business dealings with us. In addition, as further required by The NASDAQ Global Market rules, our Board of Directors will be required to make a subjective determination as to each independent director that no relationships exist which, in the opinion of our Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our directors will review and consider information provided by each director nominee and us with regard to his or her business and personal activities as they may relate to us and our management.

Board Structure and Committees. Upon the completion of the Business Combination and the closing of this offering, our Board of Directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee.

Our Board of Directors and its committees will set schedules to meet throughout the year, and also may hold special meetings and act by written consent from time to time as appropriate. Effective upon the completion of the Business Combination and the closing of this offering, our Board of Directors will delegate various responsibilities and authority to its committees as generally described below. The committees will regularly report on their activities and actions to the full Board of Directors. Each member of each committee of our Board of Directors will qualify as an independent director in accordance with The NASDAQ Global Market standards described above and SEC rules and regulations. Each committee of our Board of Directors will have a written charter approved by our Board of Directors. Upon the effectiveness of the registration statement of which this prospectus forms a part, copies of each charter will be posted on our website at www.fusionstormglobal.com under the Investor Relations section. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Audit Committee. Upon completion of the Business Combination and the closing of this offering, our audit committee will consist of Mr. Cusumano, Mr. Janes and Mr. Leonard, each of whom is an independent director. Each of Mr. Cusumano, Mr. Janes and Mr. Leonard has the ability to read and understand fundamental financial statements. Mr. Leonard will be designated as the “audit committee financial expert” (as that term is defined in the rules and regulations of the Securities and Exchange Commission (SEC)) and will serve as chairman of the audit committee.

The designation of the audit committee chairman as an “audit committee financial expert” will not impose on him any duties, obligations or liabilities that are greater than those that are generally imposed on him as a member of our audit committee and our Board of Directors, and his designation as an “audit committee financial expert” pursuant to this SEC requirement will not affect the duties, obligations or liability of any other member of our audit committee or Board of Directors.

The audit committee will monitor our corporate financial statements and reporting and our external audits, including, among other things, our internal controls and audit functions, the results and scope of the annual audit and other services provided by our independent registered public accounting firm and our compliance with legal matters that have a significant impact on our financial statements. Our audit committee will also consult with our management and our independent registered public accounting firm prior to the presentation of financial statements to stockholders and, as appropriate, will initiate inquiries into aspects of our financial affairs. Our audit committee will be responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters, and will establish such procedures that will be effective at the time of effectiveness of the registration statement of which this prospectus forms a part. In addition, our audit committee will be directly responsible for the appointment, retention, compensation and oversight of the work of our independent auditors, including approving services and fee arrangements. All related party transactions will be approved by our audit committee before we enter into them.

Both our independent registered public accounting firm and internal financial personnel will regularly meet with, and have unrestricted access to, the audit committee.

Compensation Committee. Our compensation committee will consist of Mr. Janes, Mr. Leonard and Mr. Teodorescu, each of whom is an independent director, as defined pursuant to Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (Exchange Act), including an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended. Mr. Janes has agreed to serve as chairman of the compensation committee.

The compensation committee will review, make recommendations to our Board of Directors and approve our compensation policies and all forms of compensation to be provided to our executive officers, including, among other things, annual salaries, bonuses, stock option and other incentive compensation arrangements, as well as review and make recommendations to our Board of Directors regarding compensation of our directors. In addition, our compensation committee will administer our equity incentive plans, including reviewing and granting equity-based compensation awards with respect to our executive officers and directors, and may, from time to time, advise our Board of Directors with respect to equity awards for and compensation of our other employees.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of Mr. Cusumano and Mr. Teodorescu, each of whom is an independent director. Our nominating and corporate governance committee will identify, evaluate and recommend nominees to our Board of Directors and committees of our Board of Directors, conduct searches for appropriate directors and evaluate the performance of our Board of Directors and of individual directors. The nominating and corporate governance committee will also be responsible for reviewing developments in corporate governance practices, evaluating the adequacy of our corporate governance practices and reporting and making recommendations to our Board of Directors concerning corporate governance matters.

Code of Business Conduct. Our Board of Directors has adopted a code of business conduct that will be effective at the time of effectiveness of the registration statement of which this prospectus forms a part. This code of business conduct will apply to all of our employees, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions) and directors. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of our code of business conduct will be posted on our website at www.fusionstormglobal.com under the Investor Relations section. We intend to disclose future amendments to certain provisions of our code of business conduct, or waivers of such provisions, applicable to our directors and executive officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions) at the same location on our website identified above and also in a Current Report on Form 8-K within four business days following the date of such amendment or waiver. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our Web site into this prospectus.

Board Leadership Structure

Since our inception, James Monroe has been our sole director. Effective upon the closing of the Business Combination and the completion of this offering, Mr. Monroe will serve as the Chairman of the Board of Directors, and Daniel Serpico, who will become our Chief Executive Officer at such time, will become a member of the Board of Directors. We believe that this will give our Chief Executive Officer a voice on our Board of Directors while also providing continuity of leadership for the Company and keeping leadership of the Board of Directors in an individual who, with our other directors, actively and regularly participates in the oversight of management and the implementation of our strategic plans. Our committee structure will allow the Board of Directors to delegate certain duties of the Board of Directors among the various directors and, as a result, will enable each director to focus his or her energy on the specific areas of responsibility of the committee(s) on which he or she serves. We believe that this structure will help to ensure that adequate time and attention is given to the many oversight functions of the Board of Directors.

Board’s Role in Risk Oversight and Risk Management

The Board of Directors will be actively involved the oversight and management of risks that could affect the Company. While we expect that the oversight and management of these risks will be conducted primarily through the functioning of our Board committees, the full Board of Directors will retain responsibility for the overall oversight of risk. The Board of Directors will satisfy these responsibilities through the delivery of reports by each committee to the full Board of Directors regarding the committee’s considerations, deliberations, recommendations and actions and by the consideration of regular reports delivered by those officers and employees of the Company’s responsible for the oversight of particular areas of risk.

Compensation Committee Interlocks and Insider Participation

The compensation committee of our Board of Directors will consist of three independent directors. During the last completed fiscal year, we did not pay any amounts to our executive officers (and we will not make any payments to them until after the completion of the Business Combination and the closing of this offering).

None of our executive officers serves, or has served during the last completed fiscal year, as a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of our Board of Directors or our compensation committee.

Director Compensation

Effective upon the closing of the Business Combination and this offering, our Board of Directors will adopt a compensation program for non-employee directors, which is expected to include annual cash retainers and stock options to be granted under our 2011 Equity Incentive Plan. The annual cash retainer for each non-employee director is expected to be $40,000, payable quarterly within a specified number of days following a regular quarterly meeting of our Board of Directors. We also expect to pay annual cash retainers of between $2,500 and $15,000 to the chairman and members of each of our audit committee, compensation committee and nominating and corporate governance committee. With respect to stock options under our 2011 Equity Incentive Plan, we expect that each non-employee director initially will be granted an option to purchase 70,000 shares of our common stock, with a per share exercise price equal to the initial public offering price of our common stock and vesting in three equal installments on the first three anniversaries of the closing date of this offering. In addition, we expect that each non-employee director will be granted annually an option to purchase 10,000 shares of our common stock, with a per share exercise price equal to the closing price of our common stock on the date of grant and vesting in three equal installments on the first three anniversaries of the grant date. This non-employee director compensation program will become effective upon completion of the Business Combination and the closing of this offering and will remain in place until our Board of Directors amends or terminates it, which it may do at any time in its discretion. We also intend to reimburse directors for travel, lodging and other reasonable expenses incurred in connection with their attendance at Board of Directors and committee meetings.

None of our non-employee directors, including each of Mr. Cusumano, Mr. Janes, Mr. Leonard, Mr. Teodorescu and Mr. Varel, received any additional compensation during the year ended December 31, 2010 for services provided as a director of the Company. Mr. Varel, the current Chief Executive Officer and sole director of FS, will serve only as a director of the Company following completion of the Business Combination and the closing of this offering. Mr. Varel will not be an executive officer of the Company or any of the Businesses, and will not be one of our named executive officers, following completion of the Business Combination and the closing of this offering.

Limitation of Liability and Indemnification

Effective upon the closing of the Business Combination and this offering, we will enter into indemnification agreements with each of our directors. The form of agreement provides that we will indemnify each of our directors against any and all expenses incurred by that director because of his or her status as one of our directors, to the fullest extent permitted by Delaware law, our amended and restated certificate of incorporation and bylaws. In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, but subject to various exceptions, we will advance all expenses incurred by our directors in connection with a legal proceeding.

Our amended and restated certificate of incorporation and bylaws will contain provisions relating to the limitation of liability and indemnification of directors. The amended and restated certificate of incorporation will provide that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derives any improper personal benefit.

Our amended and restated certificate of incorporation will also provide that if Delaware law is amended, after the approval by our stockholders of our amended and restated certificate of incorporation, to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law. The foregoing provisions of the amended and restated certificate of incorporation are not intended to limit the liability of directors or officers for any violation of applicable federal securities laws. As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws will provide that we are required to indemnify our directors to the fullest extent permitted by Delaware law and the amended and restated bylaws provisions relating to indemnity may not be retroactively repealed or modified so as to adversely affect the protection of our directors.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws will provide that we are authorized to enter into indemnification agreements with our directors and officers and we are authorized to purchase directors’ and officers’ liability insurance and, effective not later than the effectiveness of the registration statement of which this prospectus forms a part, we will maintain directors’ and officers’ liability insurance to cover our directors and executive officers.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Company has not conducted operations except in connection with the Business Combination and this offering, has not paid any amounts to its executive officers to date and will not make any payments to them until after the completion of the Business Combination and the closing of this offering. Consequently, the consideration of our compensation programs to date has been limited. The compensation committee of our Board of Directors will only be formed upon the completion of the Business Combination and the closing of this offering.

In the “Summary Compensation Table” below we provide compensation information for the fiscal year ended December 31, 2010 regarding the individuals who, following completion of the Business Combination, will serve as our Chief Executive Officer (CEO) and Chief Financial Officer (CFO) in fiscal 2011 and each of the individuals who we anticipate will be our three most highly compensated executive officers (other than our CEO and CFO) in fiscal 2011. We refer to these executive officers as our “named executive officers,” who are as follows: Daniel Serpico (CEO), Michael Soja (CFO), Richard Bolduc, Greg Byles and Glenn Smith.

Our named executive officers comprise individuals who, prior to completion of the Business Combination, are executive officers of FS, GTRI or Red River. Prior to completion of the Business Combination, these companies have been operating independently of each other and therefore have had distinct policies and practices for setting the compensation of their respective executive officers. The compensation policies and practices followed by any of FS, GTRI or Red River are not predictive of, and do not necessarily reflect, the policies and practices that will be adopted by the compensation committee of our Board of Directors after completion of the Business Combination. Our compensation committee will be formed upon completion of the Business Combination and the closing of this offering, and will be composed of three independent directors. It will be the responsibility of the compensation committee to develop compensation policies and practices. We anticipate our compensation philosophy will seek to achieve the following goals: attracting, retaining and motivating our executive officers and balancing short-term and long-term cash, equity and other compensation to align the interests of our executive officers and our stockholders and to enhance our prospects to achieve our business objectives.

This compensation discussion and analysis focuses on the historical compensation policies of each of FS, GTRI and Red River as they have applied to the named executive officers, specifically with regard to compensation earned by our named executive officers in 2010, in each case as set forth in the following tables and related footnotes. The discussion also briefly addresses our anticipated philosophy and strategy with regard to compensation of our named executive officers following completion of the Business Combination.

FS Compensation Policies

FS has used a range of information in determining compensation for Messrs. Serpico and Soja prior to completion of the Business Combination, including historical pay, internally developed estimates of compensation paid by comparable companies in similar lines of business as FS, and internally developed estimates of compensation paid by commercial entities that possess size or other characteristics similar to those of FS. FS has also considered other factors, including but not limited to:

•	each individual’s background, training, education and experience;

•	each individual’s role at FS, including the individual’s responsibility for meeting FS’s financial and other performance objectives;

•	the number of people managed directly and indirectly by each individual;

•	the local and national market demand for individuals possessing similar expertise;

•	the goals and expectations for each individual’s position at FS and his success in achieving these goals; and

•	a comparison of the individual’s pay to that of other individuals within FS with similar title, role, experience and capabilities.

Prior to completion of the Business Combination, FS’s compensation of Mr. Serpico and Mr. Soja has included base salary, discretionary cash bonuses, equity-based compensation, car allowance, an allowance for wireless communication and, in the case of Mr. Soja, a quarterly bonus in an amount equal to 1% of operating cash flow. In addition, pursuant to its 2008 stock option plan, FS has further sought to enhance the alignment of the long-term interests of key employees and FS shareholders by the issuance of options to acquire shares of FS common stock. Among the options granted in 2010 was a grant of an aggregate of 50,000 options to Michael Soja on March 24, 2010 having an exercise price of $2.00 per share and a five year term, vesting in three equal installments on each of the first three anniversaries of the grant date.

Mr. Serpico, the President of FS prior to completion of the Business Combination, is party to an employment agreement with FS dated January 1, 2010. Under Mr. Serpico’s employment agreement, Mr. Serpico received a base salary of $420,000 in 2010, discretionary bonuses when declared by FS’s Board of Directors (which in 2010 were $91,147 in the aggregate), health and dental benefits, 20 days of paid vacation, 10 days of paid sick leave, paid holidays determined by FS, a car allowance of up to $1,000 per month, the reimbursement of reasonable and necessary expenses incurred in the performance of his duties as President of FS, including the reimbursement of any income tax liability (on a grossed up basis) relating to any such reimbursement and a personal life insurance policy (and all related income tax liability arising out of the payment by FS of the premiums on such policy). In addition, since the time of Mr. Serpico’s relocation from FS’s Franklin, Massachusetts office to its San Francisco, California office, FS has leased a residence in Piedmont, California for use by Mr. Serpico and his family. The monthly lease payment for the California residence used by Mr. Serpico was $5,300 in 2010. The employment agreement between FS and Mr. Serpico will be terminated in connection with completion of the Business Combination and the closing of this offering.

Mr. Serpico is the sole participant in FS’s Phantom Stock Plan, which was effective as of January 1, 2005 (Phantom Stock Plan) and under which Mr. Serpico is entitled to receive the value per share of 781,371 shares of FS common stock upon a change of control of FS or, in certain circumstances, upon the termination of Mr. Serpico’s employment by FS. FS adopted this Phantom Stock Plan in order to provide Mr. Serpcio with the incentives and benefits of equity ownership, but did not have stock options available to grant to Mr. Serpico under its stock option plan then in effect. The amounts payable to Mr. Serpico under the Phantom Stock Plan upon a change of control of FS will be paid to him in connection with the Business Combination.

GTRI Compensation Policies

In determining compensation for Messrs. Byles and Smith prior to the Business Combination, GTRI has used a range of information including historical pay, publicly available compensation data for comparable companies in similar lines of business as GTRI and in related industries, and publicly available data for commercial entities that possess size or other characteristics which are similar to GTRI’s. GTRI also considered other factors, including but not limited to:

•	each individual’s background, training, education and experience;

•	each individual’s role at GTRI, including the individual’s responsibility for meeting GTRI’s financial and other performance objectives;

•	the number of people managed directly and indirectly by each individual;

•	the local and national market demand for individuals possessing similar expertise;

•	the goals and expectations for each individual’s position at GTRI and his success in achieving these goals; and

•	a comparison of each individual’s pay to that of other individuals within GTRI with similar title, role, experience and capabilities.

Prior to completion of the Business Combination, GTRI’s compensation of Messrs. Byles and Smith included base salary and discretionary cash bonuses.

Red River Compensation Policies

In determining compensation for Mr. Bolduc prior to the Business Combination, Red River has used a range of information including historical pay, publicly available compensation data for comparable companies in similar lines of business and in related industries, or that possess size or other characteristics which are similar to Red River’s. Red River has also used data developed by a compensation consultant on compensation practices at comparable public and private companies. In addition, Red River has considered other factors, including but not limited to:

•	Mr. Bolduc’s background, training, education and experience;

•	Mr. Bolduc’s role at Red River;

•	the market demand for individuals possessing similar expertise in the pertinent geographic location;

•	the number of people managed directly or indirectly by Mr. Bolduc;

•	the goals and expectations for the individual’s position at Red River and his or her success in achieving these goals; and

•	a comparison of the individual’s pay to that of other individuals within Red River with similar title, role, experience and capabilities.

Prior to the completion of the Business Combination, Red River’s compensation of Mr. Bolduc included base salary and discretionary cash bonuses.

Company Compensation Policies

The compensation of our named executive officers, Messrs. Serpico, Soja, Byles, Smith and Bolduc, following the completion of the Business Combination has been set in large part by reference to the employment contracts or compensation arrangements which are currently in place between each such individual and FS, GTRI or Red River, as the case may be, and by reference to the historical compensation level of these executives as has been paid to them by FS, GTRI or Red River, as the case may be.

The compensation committee of our Board of Directors will be responsible for developing a compensation program that will seek to attract, retain and motivate the best possible executive talent. We will attempt to balance short term and long term cash, equity and other compensation in a manner which we believe will provide us the best prospects to achieve our business objectives.

We expect to more fully develop our compensation plans going forward by using a combination of data regarding historical pay, publicly available compensation data for public companies that are engaged in our industry, in related industries, or that possess size or other characteristics which are similar to ours. Our compensation committee may consider engaging a compensation consultant to prepare for our consideration data concerning compensation practices of public and private companies. We also expect to consider other factors, including but not limited to:

•	each executive’s background, training, education and experience;

•	each executive’s role with us and the compensation paid to individuals in similar roles in the companies we consider to have characteristics similar to ours;

•	the market demand for specific expertise possessed by each executive;

•	the goals and expectations for each executive’s position and his or her success in achieving these goals; and

•	a comparison of each executive’s compensation to that of other individuals within the company with similar title, role, experience and capabilities.

Compensation Components. After completion of the Business Combination, we anticipate our compensation approach will include the following elements:

Base Salary. Base salaries for our executives are expected to be set at levels appropriate to attract and retain talented executives and shall be reviewed annually as part of our management program. Base salaries may be increased, if appropriate, based upon each executive’s past and expected future contributions to us. We expect that we will also adjust base salaries, as warranted, for promotions and other changes in the executive’s role which may occur from time to time.

Annual Bonus/Cash Incentives. We anticipate using cash incentives to reward short-term performance that contributes to the creation of shareholder value. Each of our executives will be eligible to receive an annual performance-based cash bonus. The amount of the cash bonus will be dependent on the level of achievement of individually stated corporate, business unit and individual goals, with a target bonus up to 100% of that individual’s base salary. We expect that our compensation committee and the Board of Directors will establish various objectives for each individual, including objectives, among others, related to Company performance, capital expenditures, employee communication, vendor, client and industry relations, safety measures, product improvement and network growth and improvement.

Equity Incentive Plan. We anticipate using equity incentives to help align the interests of the executive team with the interests of shareholders and to facilitate the retention of an experienced executive team. In connection with the Business Combination and this offering, our Board of Directors intends to adopt, and recommend to our stockholders for approval, the 2011 Equity Incentive Plan. Except as described below, we do not expect to make recommendations to our compensation committee to grant our named executive officers any awards under this plan in connection with the Business Combination and this offering.

Employment Contracts. In connection with the Business Combination and this offering, the Company will enter into employment agreements with each of Messrs. Serpico, Soja, Byles, Smith and Bolduc. Pursuant to their respective employment agreements, for 2011, Mr. Serpico’s annual base salary will be $500,000, Mr. Soja’s annual base salary will be $250,000, Mr. Bolduc’s annual base salary will be $400,000. Mr. Byles’ annual base salary will be $350,000, and Mr. Smith’s annual base salary will be $300,000. Each of these executives is eligible to receive an annual cash bonus determined by the Board of Directors, or the compensation committee, based on individual and company performance objectives in an amount up to 100% of his base salary. The base salaries, equity grants more fully described below, bonus provisions, severance and other terms of these employment agreements were determined based on arm’s length negotiations in connection with the Business Combination, taking into account the existing employment and compensation arrangements of Messrs. Serpico, Soja, Byles, Smith and Bolduc, as applicable. Payments of base salary will be made pursuant to the Company’s payroll practices and bonuses will be paid on or before March 31 of the year immediately following the year to which such bonus relates. Severance benefits including COBRA payments will be paid in accordance with the Company’s payroll practices.

In addition, effective upon the closing of the Business Combination and this offering, Mr. Serpico is entitled to receive an option grant to purchase up to that number of shares of our common stock equal to 2.8% of our outstanding common stock immediately after this offering and a cash bonus of $250,000. Mr. Soja is entitled to receive an option grant to purchase up to that number of shares of our common stock equal to 1% of our outstanding common stock immediately after this offering and a cash bonus of $125,000. The option grants to Mr. Serpico and Mr. Soja described in the preceding sentence vest one-third on the first anniversary of the date on which this offering closes and the balance vest in twenty-four equal monthly installments thereafter.

Following completion of the Business Combination and the closing of this offering, the Company will lease a residence in Piedmont, California for use by Mr. Serpico and his family for the period prior to Mr. Serpico’s planned relocation to the Company’s Massachusetts headquarters in July 2012. The monthly payments under such lease are $5,300.

The Employment Agreements for each of Messrs. Serpico and Soja will have an initial term ending on December 31, 2014 and the Employment Agreements of Messrs. Bolduc, Byles and Smith will have an initial term ending on the date which is the third anniversary of the closing of the Business Combination. The Employment Agreements of Messrs. Serpico, Soja and Bolduc will provide for the automatic renewal of such Employment Agreement for successive one year extensions at the end of the initial term and at the end of each year thereafter. The Employment Agreements of Messrs. Byles and Smith do not contemplate such automatic renewal. Notice of non-renewal given by the Company to any of Messrs. Serpico, Soja or Bolduc on or before the day which is sixty (60) days prior to its expiration any year will result in expiration of his employment agreement. In the case of certain types of separations from the Company, each employment agreement will contain terms providing for cash payments of twelve months base salary and earned bonus and accrued paid time off as well as the continuation of certain welfare benefits. Under the proposed Employment Agreements for Messrs. Serpico and Soja, each of them will agree to refrain from competing with us during his employment and for a period of 12 months after termination. The non-competition provision in Mr. Serpico’s Employment Agreement takes effect upon his relocation from California to Massachusetts. Each of Messrs. Bolduc, Byles and Smith has agreed to refrain from competing with us during his employment and for twenty-four months after termination.

After the Business Combination and this offering, our named executive officers will be the persons named in the Summary Compensation Table below, each of whom has been an employee of FS, GTRI or Red River. We have presented compensation information for the fiscal year ended December 31, 2010 in the tables below for our CEO, CFO and three other persons. Each of these persons are expected to be among our most highly compensated executive officers following the Business Combination and this offering.

Summary Compensation Table

The following table provides information regarding the compensation earned in fiscal 2010 by our named executive officers of FS, GTRI and Red River, as applicable.

Name and Principal Position	Salary ($)		Bonus ($) (1)	Option Awards ($)		All Other Compensation ($)		Total ($)
Daniel Serpico	$452,308	(2)	$91,147	-		$71,270	(3)	$614,725
Chief Executive Officer and Director

Michael Soja	$164,488	(4)	$23,735	$436,526	(5)	$5,000		$629,749
Chief Financial Officer

Richard Bolduc	$500,739		-	-		$335,847	(6)	$836,856
President, Public Sector Division

Greg Byles	$212,841		$66,733	-		$12,300	(7)	$291,874
President, Commercial Division

Glenn Smith	$191,667		$66,486	-		$10,323	(8)	$268,476
Vice President, Commercial Division

(1)	Amounts represent discretionary cash bonuses awarded during fiscal year 2010.
(2)	Amount includes $420,000 base salary and cash payments for unused accrued vacation time.
(3)	Amount includes (i) $63,600 for rental housing, (ii) $6,000 in auto allowance and (iii) amounts paid for premiums paid on a personal life insurance policy. Does not reflect a decrease of $2,477,000 during FY2010 in the fair value of 781,371 shares of FS common stock underlying FS’s Phantom Stock Plan, as is more fully described in the notes to FS’s consolidated financial statements at page F-43.

(4)	Employment with FS began March 4, 2010. Annualized salary for FY2010 was $200,000.
(5)	Amount represents the grant date fair value of an option award granted in fiscal year 2010. Amount shown was computed in accordance with the provisions of Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation-Stock Compensation (“ASC Topic 718”). Key assumptions used for estimating the value of stock options are discussed in the notes to FS’s consolidated financial statements at page F-45.
(6)	Includes (i) $194,887 mortgage payment, (ii) $19,527 paid by Red River to cover the aggregate amount of certain travel and entertainment expenditures and (iii) $121,433 paid by Red River to cover certain estimated tax payments.
(7)	Cost of premiums paid on personal life insurance policy.
(8)	Cost of premiums paid on personal life insurance policy.

Grants of Plan-Based Awards

The following table sets forth information regarding all plan-based awards granted by FS, GTRI and Red River, as applicable, to our named executive officers during fiscal year 2010.

Name	Grant Date	Option Awards: Number of Securities Underlying Options (#)		Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards
Daniel Serpico	-	-		-	-

Michael Soja	3/4/2010	50,000	(1)	$2.00	$436,526	(2)

Richard Bolduc	-	-		-	-

Greg Byles	-	-		-	-

Glenn Smith	-	-		-	-

(1)	Options granted under the FS 2008 restated option plan become exercisable for shares of FS common stock: for 1/3 of the total underlying shares on each of the first three anniversaries of the grant date. FS will cause the exercise or termination of this option effective immediately prior to completion of the Business Combination and the closing of this offering.
(2)	Amount shown represents the grant date fair value of an option award granted in fiscal year 2010, computed in accordance with the provisions of Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation-Stock Compensation (“ASC Topic 718”). Key assumptions used for estimating the value of stock options are discussed in the notes to FS’s consolidated financial statements at page F-45.

Option Exercises and Stock Vested

The following table provides information regarding exercises of stock options and similar instruments, and each vesting of stock, for our named executive officers during fiscal year 2010.

	Option Awards				Stock Awards
Name	Number of Shares Acquired on Exercise (#)		Value Realized on Exercise ($)		Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Daniel Serpico	50,000	(1)	$533,500	(2)	-	-

Michael Soja	-		-		-	-

Richard Bolduc	-		-		-	-

Greg Byles	-		-		-	-

Glenn Smith	-		-		-	-

(1)	50,000 shares of FS common stock purchased pursuant to the exercise of a vested stock option.
(2)	The estimated intrinsic value realized upon exercise of option calculated based on the difference between the fair value of FS common stock on June 30, 2010, determined by the FS Sole Director to be $11.75, as described on page 78 of the Management’s Discussion and Analysis section, and $0.13, the exercise price of such option.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding outstanding equity awards held by each of our named executive officers as of December 31, 2010 in FS, GTRI or Red River, as applicable.

Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Daniel Serpico	-	-		-	-

Michael Soja	-	50,000	(1)	$2.00	3/4/2015

Richard Bolduc	-	-		-	-

Greg Byles	-	-		-	-

Glenn Smith	-	-		-	-

(1)	FS will cause the exercise or termination of this option effective immediately prior to completion of the Business Combination and the closing of this offering.

Pension Benefits

There was no plan that provides for payments or other benefits at, following or in connection with retirement of our named executive officers.

Nonqualified Deferred Compensation

Aside from the Phantom Stock Plan, more fully described below, the Company has no plan that provides for the deferral of compensation on a basis that is not tax-qualified payments or other benefits at, following or in connection with retirement of our named executive officers.

Under the Phantom Stock Plan, in which Mr. Serpico is the sole participant, FS has agreed to pay the value of 781,371 shares of FS common stock upon the date of Mr. Serpico’s death, disability, separation from service, the change of control of FS or an unforeseeable emergency. The fair value of the phantom stock under this plan was determined to be $5,290,000 on December 31, 2010 and $7,767,000 on December 31, 2009, therefore a negative amount of deferred compensation equal to ($2,477,000) was earned by Mr. Serpico pursuant to the Phantom Stock Plan in fiscal year 2010.

Potential Payments Upon Termination or Change of Control

The Employment Agreements with each of Mr. Serpico, Mr. Soja, Mr. Byles, Mr. Smith and Mr. Bolduc will include provisions providing for certain payments if the officer’s employment terminates under certain circumstances.

Under these employment agreements, certain severance benefits will become available, contingent upon the officer’s signing a general release of claims, in the event he is subject to an involuntary termination, which would occur if:

•

the officer’s employment is terminated without cause (which includes, among other things, all terminations that were not due to the officer’s involvement in personal dishonesty, conviction of a felony, willful acts materially injurious to us or certain continuing failures to perform his duties); or

•

the officer resigns as a result of a constructive termination (generally arising in the event certain material adverse changes were made to the conditions of the officer’s compensation or employment conditions).

The benefits provided in the event of the involuntary termination will include:

•	payment of a cash amount equal to 12 months of the officer’s base annual salary;

•	the continuation of certain benefits for a period of up to 12 months; and

•	in the case of each of Mr. Serpico and Mr. Soja, one year of vesting acceleration of all options and restricted stock awards held by him.

In the event the involuntary termination occurs in the context of a change of control, each of Mr. Serpico and Mr. Soja would be entitled to receive the same benefits as described above, except that instead of one year of vesting acceleration applicable to options and restricted stock awards, each would receive full vesting acceleration.

As of December 31, 2010, the named executive officers were not party to these employment agreements and therefore, upon a termination or change of control upon such date, no payments would be owing under these agreements.

Estimated Benefits and Payments Upon Termination of Employment or Change of Control

On January 1, 2010, FS entered into an Employment Agreement with Mr. Serpico (FS Serpico Agreement), under which Mr. Serpico was engaged to serve as President of FS and of its then wholly-owned subsidiary. The initial term of the FS Serpico Agreement was for three years from its effective date. Under the FS Serpico Agreement, if FS were to terminate Mr. Serpico’s employment without Cause as defined in the agreement, or were Mr. Serpico to terminate his employment for Good Reason, as defined in the agreement, FS would be obligated to continue to pay all compensation and benefits under the FS Serpico Agreement for the greater of twelve months or the balance of the initial term, which benefits during such period would include the payment of COBRA premiums for Mr. Serpico and his family.

On December 31, 2010, if Mr. Serpico had resigned voluntarily for good reason or been terminated without cause, the total amount of severance due under the FS Serpico Agreement would have been $840,000 paid over the course of the remaining 24 months of the term of the agreement, plus COBRA premiums totaling $43,359 for the same period, a cash payment for any accrued but unused vacation time up to 20 days, and $5,290,000 cash as the value of the payout under the Phantom Stock Plan. Were Mr. Serpico to have resigned without good reason or been terminated for cause on December 31, 2010, he would be due only the full amount payable under the Phantom Stock Plan and a cash payment for any accrued by unused vacation time up to 20 days.

Under the Phantom Stock Plan, Mr. Serpico is entitled to the cash value of 781,371 shares of FS common stock upon a change of control of FS. Such payment is subject to forfeiture in the event that Mr. Serpico violates provisions barring Mr. Serpico from soliciting FS customers or employees. Such non-solicitation provisions must be complied with for a period of (a) two years if Mr. Serpico’s employment is terminated by FS for cause or he resigns without good reason or (b) one year if Mr. Serpico’s employment is terminated by FS without cause or Participant terminates employment for good reason. The amounts payable to Mr. Serpico under the Phantom Stock Plan upon a change of control will be paid to him in connection with the Business Combination.

There are no other agreements between any of the named executive officers and FS, GTRI or Red River, as the case may be, that provide for severance payments or the continuation of benefits following termination of employment.

Under the Employment Agreement with Mr. Serpico, Mr. Serpico is entitled to receive a cash bonus of $250,000 effective upon the closing of the Business Combination and this offering, which will be deemed to have been earned as of the closing date of this offering and payable in accordance with our practices for the payment of bonuses for the year ended December 31, 2011 (but no later than March 31, 2012).

Under the Employment Agreement with Mr. Soja, Mr. Soja is entitled to receive a cash bonus of $125,000 effective upon the closing of the Business Combination and this offering, which will be deemed to have been earned as of the closing date of this offering and payable in accordance with our practices for the payment of bonuses for the year ended December 31, 2011 (but no later than March 31, 2012). Pursuant to a letter agreement dated January 28, 2011 between FS and Mr. Soja, Mr. Soja is eligible to receive in connection with the Business Combination cash bonus payments equal to six months of his current FS base salary.

The following table provides information regarding amounts to be paid to our named executive officers as bonuses or other change in control payments in connection with the Business Combination.

Name	FS Letter Agreement Bonus ($)	FS Global Employment Agreement Bonus ($)	Payment under Phantom Stock Plan ($)		Total ($)
Daniel Serpico	-	$250,000	$7,300,000	(1)	$7,550,000
Michael Soja	$100,000	$125,000	-		$225,000
Richard Bolduc	-	-	-		-
Greg Byles	-	-	-		-
Glenn Smith	-	-	-		-

(1)	The amount of the payment under the Phantom Stock Plan will be based upon the value per share of FS’s common stock on the date of the change of control of FS, which value will depend on the price per share of the Company’s common stock in this offering. The amount of the payment set forth in this table is an estimate based upon the fair value of FS’s common stock as of June 30, 2011, as determined by an independent valuation firm.

Compensation Risks

We believe that risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on our Company.

Equity Benefit Plans

2011 Equity Incentive Plan

Our Board of Directors will adopt and recommend to our stockholders for approval the FusionStorm Global Inc. 2011 Equity Incentive Plan, which will be effective from and after completion of the Business Combination and the closing of this offering.

The material terms of our 2011 Equity Incentive Plan are as follows:

Share Reserve. The 2011 Equity Incentive Plan contemplates the issuance of up to      percent (    %) of the number of shares of our common stock outstanding as of completion of the Business Combination and the closing of this offering. We intend to reserve          shares of our common stock for issuance under the 2011 Equity Incentive Plan.

In general, if awards granted under the 2011 Equity Incentive Plan expire without shares having been issued, or are forfeited or repurchased under the terms of the award, or if shares are withheld from an award in payment of the exercise price or satisfaction of tax withholding obligations, then the shares underlying those expired awards, or shares so forfeited, repurchased or withheld, will again become available for grant under the 2011 Equity Incentive Plan.

Administration. The compensation committee will administer the 2011 Equity Incentive Plan. The committee will have broad discretionary authority to make all interpretive and administrative decisions relating to our 2011 Equity Incentive Plan. It may delegate authority to officers or subcommittees to administer the 2011 Equity Incentive Plan in certain respects. References to the “administrator” in the following descriptions of our various equity compensation plans refer to our Board of Directors, compensation committee or any other person or committee authorized to administer any aspect of such plan, as appropriate in context.

Eligibility. All of our employees, as well as employees of any of our subsidiaries, members of our Board of Directors who are not employees and consultants and other independent contractors or advisors are eligible to be granted awards under our 2011 Equity Incentive Plan.

Types of Award. Our 2011 Equity Incentive Plan provides for the following types of awards:

•	incentive and nonstatutory stock options;

•	stock appreciation rights;

•	restricted shares;

•	stock units; and

•	such other forms of equity-based compensation awards as the compensation committee may from time to time determine it appropriate to grant.

Options and Stock Appreciation Rights. The exercise or base price for options and stock appreciation rights granted under the 2011 Equity Incentive Plan may not be less than 100% of the fair market value of our common stock on the award grant date. Optionees may pay the exercise price and any applicable withholding tax on purchasing shares:

•	in cash;

•	in shares of common stock that the optionee already owns;

•	by an immediate sale of the option shares through a broker designated by us;

•

by reducing the number of shares of common stock issuable upon exercise by a number of shares having a fair market value equal in the aggregate to the exercise price and any withholding tax to be paid; or

•	other lawful methods of consideration permitted by the administrator.

Options give the participant a right to purchase a specified number of shares of common stock at a fixed exercise price over a specified period of time. A participant who exercises a stock appreciation right is entitled to receive the increase in value of our common stock over the base price on such terms as are specified in the award agreement. The settlement value of the stock appreciation right may be paid in cash or shares of common stock. Options and stock appreciation rights granted under our 2011 Equity Incentive Plan will be subject to such conditions as the administrator determines which may include service period-based or performance vesting. Such awards will generally have a term of no more than 10 years from the date of grant, although they will expire earlier under certain circumstances including upon the holder’s termination of service or on certain events if we were to experience a change of control. To date, we have not granted stock appreciation rights under our equity plans.

No participant may receive options or stock appreciation rights under the 2011 Equity Incentive Plan covering more than          shares in one calendar year.

The 2011 Equity Incentive Plan allows our compensation committee to reprice (lower the exercise price of) outstanding options or stock appreciation rights without seeking stockholder approval; however the exercise price of awards may never be less than the fair market value of our common stock on the date on which the exercise prices are adjusted. Our compensation committee may also approve programs under which outstanding options or stock appreciation rights are exchanged for cash or other equity awards on such terms as it determines appropriate.

Restricted Shares and Stock Units. Restricted shares may be awarded under the 2011 Equity Incentive Plan in return for such consideration as the compensation committee determines appropriate, including cash or services provided to us. Restricted shares vest and become nonforfeitable at the times and upon the conditions determined by the administrator.

Stock units may also be awarded under the 2011 Equity Incentive Plan. Recipients are not required to pay any cash consideration for shares issued under stock units, which may be granted in consideration of their services to us. The settlement of stock units (issuance of shares subject to the units) will occur upon satisfaction of any service-based or performance vesting or other conditions imposed by the administrator, and may be settled on a deferred basis. Settlement of vested stock units may be made in the form of cash, shares of common stock or a combination of both.

No participant may receive restricted shares or stock units under the 2011 Equity Incentive Plan covering more than shares in one calendar year. This limit is in addition to the annual limits described above with respect to options and stock appreciation rights.

Other Equity-Based Awards. The 2011 Equity Incentive Plan also permits the administrator to grant other types of equity-based compensation awards, the structure(s) of which may differ from those awards described above. Such other equity awards will be subject to such terms and conditions as the administrator determines appropriate, consistent with the general terms of the 2011 Equity Incentive Plan. To the extent that we issue any such other types of equity-based awards, they will be considered to be restricted share awards for purposes of application of the annual share limits described above.

Performance Objectives. The 2011 Equity Incentive Plan includes provisions permitting us to grant awards that will qualify as “performance-based compensation” under applicable federal tax rules, thus enhancing our ability to deduct compensation amounts paid to certain of our executive officers. These tax rules, which begin to apply to us at some point following this offering, will require, among other things, that we grant restricted stock and stock unit awards subject to vesting only up pre-specified performance conditions in order to ensure our ability to deduct fully the related compensation amounts for awards granted to certain of our executive officers. The performance conditions that might be used for this purpose under the 2011 Equity Incentive Plan are: operating profits (including EBITDA), net profits, earnings per share, profit returns and margins, revenues, sales, bookings, stockholder return or value, stock price, working capital and staff retention.

Change in Control. If a change in control of our company occurs, awards outstanding under the 2011 Equity Incentive Plan will be subject to the terms of the transaction agreement we enter into with our acquirer. Such agreement may provide that awards be subject to assumption by the acquirer, for substitution by the acquirer of a comparable award, or for termination on various terms. The 2011 Equity Incentive Plan does not provide for automatic acceleration of vesting for any awards in connection with a change of control, although the compensation committee may provide for any vesting it determines in its discretion to be appropriate. A change of control for purposes of the 2011 Equity Incentive Plan includes:

•	a merger of the Company after which our own stockholders own 50% or less of the surviving corporation or its parent company;

•	a sale of all or substantially all of our assets;

•	certain changes in the composition of our Board of Directors resulting in the replacement of more than one-half of our directors over a 24-month period; or;

•	an acquisition of 50% or more of our outstanding stock by any person or group, other than a person related to our company, such as a holding company owned by our stockholders.

Adjustments to Shares. To the extent we experience certain corporate events such as stock splits, stock dividends or similar reclassifications or combinations of our capital stock, the number of shares remaining available for grant under the 2011 Equity Incentive Plan, the various annual share limits described above, the number of shares subject to outstanding awards, and the exercise, purchase or repurchase prices applicable to awards will be proportionately adjusted to reflect such event. In the event we declare a material, extraordinary dividend payable in a form other than shares, a recapitalization, a spin-off or a similar occurrence, the administrator will make such adjustments to the 2011 Equity Incentive Plan and outstanding awards as it determines appropriate in its discretion.

Amendments or Termination. Our Board of Directors may amend or terminate the 2011 Equity Incentive Plan at any time, including without stockholder approval of any such amendment unless applicable law (including The NASDAQ Global Market rules) requires such approval. The 2011 Equity Incentive Plan will continue in effect until                     , 2021 unless terminated earlier in accordance with its terms.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Business Combination

The Business Combination will be accomplished through the Company’s acquisition of FS pursuant to the merger of a direct, wholly-owned subsidiary of the Company with and into FS (with FS being the surviving entity in such transaction) under an agreement and plan of merger and the Company’s separate acquisitions of all of the issued and outstanding capital stock of each of GTRI and Red River pursuant to stock purchase agreements. As a result, after completion of the Business Combination, each of FS, GTRI and Red River will exist as a separate, wholly-owned subsidiary of the Company. The merger agreement with FS provides for the Company to pay the stockholders of FS a fixed amount of cash and shares of our common stock having a fixed dollar value, with the final number of shares being determined by the price of our shares in this offering. The merger agreement also provides that in certain circumstances, the Company will pay additional shares so that the FS stockholders prior to completion of the Business Combination hold in the aggregate not less than 28% of our issued and outstanding shares of common stock immediately after completion of the Business Combination, without giving effect to the underwriters’ overallotment option or the number of shares reserved for stock options granted on or after the closing of this offering. The stock purchase agreement with the GTRI shareholders provides for the Company to pay the GTRI shareholders a fixed amount of cash and shares of our common stock having a fixed dollar value, with the final number of shares being determined by the price of our shares in this offering. The stock purchase agreement with the Red River shareholders provides for the Company to pay the Red River shareholders a fixed amount of cash and shares of common stock having a fixed dollar value, with the final number of shares being determined by the price of our shares in this offering.

The consideration to be paid for each of FS, GTRI and Red River in connection with the Business Combination was determined through arm’s length negotiations between the Company and representatives of each of FS, GTRI and Red River, respectively. The factors considered by the parties in determining the consideration to be paid included, among other things, the historic revenues and EBITDA of each of FS, GTRI and Red River.

The former stockholders of each of FS, GTRI and Red River who will become directors and/or executive officers of the Company following completion of the Business Combination will receive the following consideration pursuant to the Business Combination:

Name	Cash	Shares of Common Stock	Aggregate Value of Shares of Common Stock	Aggregate Value of other Benefits
John Varel
Daniel Serpico				$7,550,000	(1)(2)
Michael Soja				$661,526	(3)(4)(5)
Richard Bolduc
Greg Byles
Glenn Smith

(1)	Includes an estimated $7,300,000 to be paid under the Phantom Stock Plan, as discussed in further detail in the section entitled “Executive Compensation.”
(2)	Includes a bonus of $250,000 payable under Mr. Serpico’s Employment Agreement, as discussed in further detail in the section entitled “Executive Compensation.”
(3)	Includes a bonus payable pursuant to a letter agreement dated as of January 28, 2011 and equal to six months of base salary, or $100,000, as discussed in further detail in the section entitled “Executive Compensation.”
(4)	Includes a bonus of $125,000 payable under Mr. Soja’s Employment Agreement, as discussed in further detail in the section entitled “Executive Compensation.”
(5)	Includes $436,526, the estimated value of an option to purchase 50,000 shares of FS common stock, as discussed in further detail in the section entitled “Executive Compensation.”

The closing of each of the transactions comprising the Business Combination is subject to completion of this offering and customary closing conditions including, among others, the continuing accuracy of the representations and warranties made by FS, GTRI and Red River, as applicable, and the Company in the merger agreement or stock purchase agreement, as applicable; the receipt of all necessary consents and approvals; delivery of opinions of counsel; the performance of covenants included in the merger agreement or stock purchase agreement, as applicable; and the nonexistence of a material adverse change in the business of each of FS, GTRI and Red River. Each of the merger agreement and each stock purchase agreement provides that the stockholders of the applicable target company will indemnify the Company against certain liabilities, including breaches of FS’s, GTRI’s or Red River’s representations and warranties under such agreement, as applicable.

The Company

The Company is party to a Consulting Agreement with Monroe & Company, LLC pursuant to which the Company is obligated to pay Monroe & Company, LLC a fee of $75,000 per month in consideration of advisory, accounting, legal and other professional services. Since January 2008, the Company has paid $75,000 of such fees to Monroe & Company under the Consulting Agreement, and has accrued expenses of $1.5 million through June 30, 2011 in respect of such fees. This Consulting Agreement will terminate in connection with completion of the Business Combination and the closing of this offering. The Company will pay these fees to Monroe & Company, LLC using proceeds from this offering. James Monroe, who is currently the sole director and an executive officer of the Company, is the sole member and manager of Monroe & Company, LLC.

FS

FS is party to a residential lease with John G. Varel, who is currently the Chief Executive Officer, sole director and a shareholder of FS and who will serve as a director of the Company following completion of the Business Combination and the closing of this offering, pursuant to which FS leases from Mr. Varel a residential condominium in San Francisco, California which FS uses to house its executives traveling in the San Francisco, California area. The lease provides for monthly payments by FS to Mr. Varel in the amount of $11,000, and FS has paid Mr. Varel an aggregate amount of $434,000 under such lease since January 1, 2008. In connection with the Business Combination, FS and Mr. Varel have terminated this lease arrangement.

Mr. Varel is party to an employment agreement with FS dated January 1, 2010, pursuant to which Mr. Varel received compensation as an executive officer of FS. Under Mr. Varel’s employment agreement, Mr. Varel received a base salary of $540,000 in 2010, bonuses when declared by FS’s sole director (which were $301,053 in the aggregate in 2010), a fee payable quarterly equal to 1.25% of the highest outstanding balance in respect of his personal limited guarantee of certain FS indebtedness (which fees were $175,000 in the aggregate in 2010), the reimbursement of reasonable and necessary expenses incurred in the performance of his duties as Chief Executive Officer of FS, including the reimbursement of any income tax liability (on a grossed up basis) relating to any such reimbursement, health and dental benefits, 20 days of paid vacation, 10 days of paid sick leave, paid holidays determined by FS, a car allowance of $1,000 per month, a life insurance policy in an amount not less than $3 million (and payment by FS of all related income tax liability arising out of the payment by FS of the premiums on such policy) and FS’s best efforts to obtain long-term disability income insurance for Mr. Varel for at least 60% of his base salary. This employment agreement between FS and Mr. Varel will be terminated in connection with completion of the Business Combination and the closing of this offering.

Mr. Varel was party to an employment agreement with FS dated January 1, 2008, pursuant to which Mr. Varel received compensation as an executive officer of FS. This employment agreement was terminated in connection with Mr. Varel’s and FS’s entry into the employment agreement dated January 1, 2010 described above. Under the employment agreement dated January 1, 2008, Mr. Varel received a base salary of $400,000 in each of 2009 and 2008, discretionary bonuses from time to time as determined by FS’s sole director (which were $350,000 and $554,522 in the aggregate in 2009 and 2008, respectively), a fee payable quarterly (effective as of March 31, 2008) equal to 1.25% of the highest outstanding balance in respect of his personal limited guarantee of certain FS indebtedness (which fees were $38,284 and $88,257 in the aggregate in 2009 and 2008, respectively), the reimbursement of reasonable and necessary expenses incurred in the performance of his duties as Chief Executive Officer of FS, including the reimbursement of any income tax liability (on a grossed up basis) relating to any such reimbursement, health and dental benefits, 20 days of paid vacation in each of 2009 and 2008, 10 days of paid sick leave in each of 2009 and 2008, paid holidays determined by FS, a car allowance of $500 per month, a life insurance policy in an amount not less than $3 million (and payment by FS of all related income tax liability arising out of the payment by FS of the premiums on such policy) and FS’s best efforts to obtain long-term disability income insurance for Mr. Varel for at least 60% of his base salary. Mr. Varel also received vacation payout of $7,693 in 2009.

In 2009, FS made a loan in an initial principal amount of $150,000 to Mr. Varel. As of December 31, 2010, the amount outstanding under such loan was $103,000. As of June 30, 2011, the loan has been repaid in full.

GTRI

GTRI was party to a lease of office space in Denver, Colorado with BVS Partners, LLC, a Colorado limited liability company owned by Greg Byles, Glenn Smith and a former stockholder, director and officer of GTRI. Mr. Byles is currently the Chief Executive Officer and a shareholder of GTRI, and upon completion of the Business Combination he will become President of the Company’s Commercial Division and President of the Company’s GTRI subsidiary. Mr. Smith is currently the Chief Operating Officer and a shareholder of GTRI, and upon completion of the Business Combination he will become Vice President of the Company’s Commercial Division and the Chief Operating Officer of the Company’s GTRI subsidiary. The lease term expired on August 15, 2011. Pursuant to such lease, GTRI leased approximately 6,000 square feet of warehouse and back office space from BVS Partners, LLC. The aggregate rent expense for this space in 2010 was $102,900. Since January 1, 2008, GTRI made aggregate payments of $368,200 to BVS Partners, LLC pursuant to such lease. GTRI, as of the expiration of such lease, now leases this office space on a month-to-month basis. Should GTRI enter into a new lease with BVS Partners, LLC for such space, GTRI has agreed to amend the original lease to reflect market terms if it is determined that the original lease terms were not consistent with market terms for comparable warehouse and back office space in Denver, Colorado.

GTRI holds eighty-five percent (85%) of the issued and outstanding capital stock of RSC, a Colorado corporation. RSC has granted to GTRI a perpetual, royalty-free, sub-licensable right to market and to resell certain patented security technology within the United States. Prior to completion of the Business Combination and the closing of this offering, GTRI will sell all of its interest in RSC to one or more of GTRI’s current stockholders. GTRI’s rights to use and to sublicense such technology will continue in effect after completion of the Business Combination and the closing of this offering.

In June 2008, GTRI made available to Mr. Smith a line of credit in an aggregate amount up to $196,574. As of June 30, 2011, a principal amount of $135,845 remained outstanding on such line of credit. The outstanding amount of such line of credit bears interest at a rate of 5% per annum. Since January 1, 2008, Mr. Smith has made aggregate principal payments of $55,628 and no interest payments with respect to this line of credit. All principal and interest outstanding under such line of credit will be paid in full in connection with completion of the Business Combination and the closing of this offering.

Red River

Red River subleases its Claremont, New Hampshire offices from RR Realty, a New Hampshire limited liability company owned by Richard A. Bolduc and the other two stockholders of Red River. Mr. Bolduc is currently the Chief Executive Officer and a shareholder of Red River, and upon completion of the Business Combination he will become will become President of the Company’s Public Sector Division and President of the Company’s Red River subsidiary. RR Realty holds a 33% interest in Wainshal Partners, LLC, which is the managing member (with 90% ownership) of Claremont Mill Redevelopment, LLC, which owns the facility in

Claremont, New Hampshire in which such offices are located. The current lease term expires in April 2019. This facility comprises approximately 20,500 square feet of office space, and the monthly lease payment to RR Realty is $54,563. Based on an analysis by an independent appraiser, Red River believes that the lease terms are consistent with market terms for comparable office space in the Claremont, New Hampshire market.

Red River subleases approximately 6,500 square feet of warehouse space in Claremont, New Hampshire from RR Realty pursuant to a Sublease dated as of June 1, 2010. The initial term of this sublease expired as of May 31, 2011, and Red River has ten one-year options to extend the term of such sublease, with current monthly rent of $6,676.

Red River subleases a residential condominium in Virginia pursuant to a lease dated as of June 1, 2010 between Red River and RR Realty. The sublease has a term of ten years, with current monthly rent of $2,739, and Red River does not have any right to extend such lease. As of June 30, 2011, Red River has paid RR Realty an aggregate amount of approximately $2.0 million pursuant to its subleases since January 1, 2008.

In connection with the financing of the redevelopment of the building in which Red River’s Claremont, New Hampshire offices are located, Red River guaranteed certain indebtedness of RR Realty. The full release of this guarantee is a condition to the Company’s obligation to close the acquisition of Red River pursuant to the stock purchase agreement.

In 2009, Red River made a payment in the amount of $194,887 to a third party on behalf of Mr. Bolduc in connection with the discharge of a mortgage on residential real property. Red River treated this payment as a short-term advance in 2009 and Mr. Bolduc repaid such amount in 2010.

PRINCIPAL STOCKHOLDERS

The following table provides information concerning beneficial ownership of our capital stock as of                     , 2011, and as adjusted to reflect the completion of this offering, by:

•	each stockholder, or group of affiliated stockholders, that we know owns more than 5% of our outstanding capital stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group.

The following table lists the number of shares and percentage of shares beneficially owned based on          shares of common stock outstanding as of                     , 2011.

The table also lists the applicable percentage beneficial ownership based on          shares of common stock outstanding upon completion of this offering, assuming no exercise of the underwriters’ option to purchase up to an aggregate of                  shares of our common stock.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Shares of common stock subject to options currently exercisable or exercisable within 60 days of                     , 2011 are deemed outstanding and beneficially owned by the person holding such options for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

Unless otherwise indicated, the principal address of each of the stockholders below is c/o FusionStorm Global Inc., 8 Cedar Street, Suite 54A, Woburn, Massachusetts 01801.

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering (1)
Name and Address of Beneficial Owner	Number	Percent	Number	Percent
5% Stockholders
Bluefin Management, LLC(2)	100	100%			%
John G. Varel Trust(3)	0	0%			%

Directors and Named Executive Officers
Daniel Serpico		%			%
Michael Soja		%			%
Richard Bolduc		%			%
Greg Byles		%			%
Glenn Smith		%			%
James Monroe		%			%
Anton Teodorescu		%			%
Michael Cusumano		%			%
Thomas W. Janes		%			%
Thomas Leonard		%			%
John Varel		%			%
All directors and executive officers as a group		%			%

*	Less than 1%
(1)

Share information assumes an initial public offering price of $         per share. The acquisition agreements for each of FS, GTRI and Red River specify the aggregate dollar values, but not the number of shares, of our common stock to be received by their shareholders in the Business Combination. As a result, if the initial public offering price is less than or greater than $        , the shareholders of FS, GTRI and Red River,

respectively, (and Messrs. Serpico, Soja, Bolduc, Byles, Smith and Varel) will receive a larger or smaller number of shares of our common stock. In addition, we will declare a stock dividend on all of our outstanding common stock prior to completion of the Business Combination. The size of the stock dividend (and as a result, the number of shares of our common stock held by Bluefin Management, LLC) will vary if the initial public offering price is less than or greater than $ .
(2)	James Monroe has sole voting power of securities held by Bluefin Management, LLC.
(3)	The John G. Varel Trust’s address is P.O. Box 1468, Wailuku, HI 96793.

DESCRIPTION OF CAPITAL STOCK

General

Following the closing of this offering, our authorized capital stock will consist of                      shares of common stock, par value $0.01 per share, and                      shares of preferred stock, par value $0.01 per share. The following summary of our capital stock and certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

As of                     , 2011, there were 100 shares of common stock issued, including shares held in treasury stock, held of record by approximately one stockholder.

There will be          shares of common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares in this offering, after giving effect to the sale of the shares of common stock to the public offered in this prospectus.

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available, subject to preferences that may be applicable to preferred stock, if any, then outstanding. At present, we have no plans to issue dividends. Please see the section entitled “Dividend Policy.” In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

Our Board of Directors is authorized to issue preferred stock in one or more series, to establish the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of such shares and any qualifications, limitations or restrictions thereof. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any preferred stock.

Anti-Takeover Effects of Our Certificate of Incorporation, Bylaws and Delaware Law

Some provisions of Delaware law and our amended and restated certificate of incorporation and our amended and restated bylaws could make the following transactions more difficult:

•	acquisition of the Company by means of a tender offer, a proxy contest or otherwise; and

•	removal of our incumbent officers and directors.

These provisions of our amended and restated certificate of incorporation and amended and restated bylaws, summarized below, are expected to discourage and prevent coercive takeover practices and inadequate takeover bids. These provisions are designed to encourage persons seeking to acquire control of the Company to negotiate first with our Board of Directors. They are also intended to provide our management with the flexibility to enhance the likelihood of continuity and stability if our Board of Directors determines that a takeover is not in the best interests of our stockholders. These provisions, however, could have the effect of discouraging attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Election and Removal of Directors. Our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that establish specific procedures for appointing and removing members of our Board of Directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, our Board of Directors will be classified into three classes of directors and directors will be elected by a plurality of the votes cast in each election. Only one class will stand for election at each annual meeting, and directors will be elected to serve three-year terms. In addition, our amended and restated certificate of incorporation and amended and restated bylaws will provide that vacancies and newly created directorships on our Board of Directors may be filled only by a majority vote of the directors then serving on our Board of Directors (except as otherwise required by law or by resolution of our Board of Directors). Under our amended and restated certificate of incorporation and amended and restated bylaws, directors may be removed only for cause.

Special Stockholder Meetings. Under our amended and restated certificate of incorporation and amended and restated bylaws, only the chairman of our Board of Directors, our CEO and our Board of Directors may call special meetings of stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board of Directors or a committee of our Board of Directors.

Delaware Anti-Takeover Law. Following this offering, we will be subject to Section 203 of the Delaware General Corporation Law, which is an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or another transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns 15% or more of the corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions that are not approved in advance by our Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Elimination of Stockholder Action by Written Consent. Our amended and restated certificate of incorporation and amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting after the closing of this offering.

No Cumulative Voting. Under Delaware law, cumulative voting for the election of directors is not permitted unless a corporation’s certificate of incorporation authorizes cumulative voting. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting in the election of directors. Cumulative voting allows a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on our Board of Directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on our Board of Directors based on the number of shares of our stock the stockholder holds as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our Board of Directors to influence our Board of Directors decision regarding a takeover.

Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for our Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company.

Amendment of Charter Provisions. The amendment of most of the above provisions in our amended and restated certificate of incorporation and our amended and restated bylaws requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.

These and other provisions could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC. Its telephone number is (718) 921-8200.

The NASDAQ Stock Market

We have applied to list our common stock on The NASDAQ Global Market under the symbol “FSTM.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. As described below, no shares currently outstanding will be available for sale immediately after this offering due to certain contractual and securities law restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could cause the prevailing market price to decline and limit our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding an aggregate of          shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares. The shares of common stock being sold in this offering will be freely tradable without restriction or further registration under the Securities Act.

The remaining          shares of common stock held by existing stockholders are restricted securities as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Section 4(1), or Rule 144 or 701 promulgated under the Securities Act, which rules are summarized below.

The following table shows approximately when the          shares of our common stock that are not being sold in this offering, but which will be outstanding when this offering is complete, will be eligible for sale in the public market:

Eligibility of Restricted Shares for Sale in the Public Market

Days After Date of this Prospectus	Shares Eligible for Sale	Comment
Upon Effectiveness		Shares sold in this offering

Upon Effectiveness		Freely tradable shares saleable under Rule 144 that are not subject to the lock-up

90 Days		Shares saleable under Rules 144 and 701 that are not subject to a lock-up

180 Days		Lock-up released, subject to extension; shares saleable under Rules 144 and 701

Thereafter		Restricted securities held for six months or less

Resale of the restricted          shares that will become available for sale in the public market starting 180 days after the effective date will be limited by volume and other resale restrictions under Rule 144 because the holders are our affiliates.

Lock-Ups

We expect that we, all of our directors and executive officers, and substantially all of our stockholders will enter into lock-up agreements pursuant to which we and each of them will agree not to offer, sell, contract to sell, pledge, grant options to purchase, or otherwise dispose of any shares of our common stock or securities exchangeable for or convertible into our common stock for a period of 180 days after the date of this prospectus without the prior written consent of Needham & Company, LLC. In the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Needham & Company, LLC waives, in writing, such an extension.

Notwithstanding these restrictions, we expect that the stockholders subject to these lock-up agreements will be able to transfer shares of our common stock (a) acquired in open market transactions after the completion of this offering and (b) if the transfer is (i) by gift, will or intestacy, (ii) by distribution to partners, members or shareholders of the stockholder, or (iii) to any trust for the direct or indirect benefit of the stockholder or a member of the immediate family of the stockholder in a transaction not involving a disposition for value; provided that in the case of a transfer pursuant to clause (b) above, it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding the securities subject to the lock-up restrictions.

Needham & Company, LLC currently does not anticipate shortening or waiving any of the lock-up agreements and does not have any pre-established conditions for such modifications or waivers.

Rule 144

The availability of Rule 144 will vary depending on whether restricted shares are held by an affiliate or a non-affiliate. Under Rule 144 as in effect on the date of this prospectus, once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days, an affiliate who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

•	1% of the number of shares of common stock then outstanding, which will equal shares immediately after this offering; and

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

However, the six-month holding period increases to one year in the event we have not been a reporting company for at least 90 days. In addition, any sales by affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and the availability of current public information about us.

The volume limitation, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. Once we have been a reporting company for 90 days, a non-affiliate who has beneficially owned restricted shares of our common stock for six months may rely on Rule 144 provided that certain public information regarding us is available. The six month holding period increases to one year in the event we have not been a reporting company for at least 90 days. However, a non-affiliate who has beneficially owned the restricted shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144 regardless of how long we have been a reporting company.

Rule 145

Under Rule 145, the FS, GTRI and Red River shareholders who acquire shares of our common stock under the merger agreement or stock purchase agreement, as applicable, will be entitled to sell these shares if (1) the provisions of Rule 144 regarding availability of current public information, volume limitations and manner of sale are satisfied and at least 90 days have elapsed since the shares were acquired, (2) the shareholder is not, and has not been for at least three months, an affiliate of ours, the availability of current public information requirements of Rule 144 are satisfied and at least six months have elapsed since the shares were acquired or (3) the shareholder is not, and has not been for at least three months, an affiliate of ours, and at least one year has elapsed since the shares were acquired.

Rule 701

Under Rule 701, common stock acquired upon the exercise of certain outstanding stock options or pursuant to other rights granted under our 2011 Equity Incentive Plan may be resold, to the extent not subject to lock-up agreements, (1) by persons other than affiliates, beginning 90 days after the effective date of this offering, subject only to the manner-of-sale provisions of Rule 144 and (2) by affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144. All Rule 701 shares are, however, subject to lock-up agreements and will only become eligible for sale upon the expiration of the contractual lock-up agreements. The consent of Needham & Company, LLC is required to release all or any portion of the securities subject to lock-up agreements.

Form S-8 Registration Statements

Prior to the expiration of the lock-up period, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our 2011 Equity Incentive Plan. Please see the section titled “Executive Compensation—Equity Benefit Plans.” Subject to the lock-up agreements described above and any applicable vesting restrictions, shares registered under these registration statements will be available for resale in the public market immediately upon the effectiveness of these registration statements, except with respect to Rule 144 volume limitations that apply to our affiliates.

UNDERWRITING

We will enter into an underwriting agreement with the underwriters named below. Needham & Company, LLC will act as representative of the underwriters. The underwriters’ obligations will be several, which means that each underwriter will required to purchase a specific number of shares, but will not be responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, we expect each underwriter will severally agree to purchase from us the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Needham & Company, LLC
Janney Montgomery Scott
Morgan Joseph TriArtisan

Total

We expect that the underwriting agreement will provide that the underwriters be obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below.

We expect that the underwriting agreement will provide that we will indemnify the underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute payments that the underwriters may be required to make in respect thereof.

We expect to grant an option to the underwriters to purchase up to              additional shares of common stock at the public offering price per share, less the underwriting discount, set forth on the cover page of this prospectus. This option will be exercisable during the 30-day period after the date of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with this offering. If this option is exercised, we expect that each of the underwriters will purchase approximately the same percentage of the additional shares as the number of shares of common stock to be purchased by that underwriter, as shown in the table above, bears to the total shown.

We expect that the representative will advise us that the underwriters will propose to offer the shares of common stock to the public at the public offering price per share set forth on the cover page of this prospectus. The underwriters may offer shares to securities dealers, who may include the underwriters, at that public offering price less a concession of up to $             per share. The underwriters may allow, and those dealers may reallow, a concession to other securities dealers of up to $             per share. After the offering to the public, the offering price and other selling terms may be changed by the representatives.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	No Exercise	Full Exercise
Per Share
Total

We estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $             million.

Lock-Up Agreements

We expect that we, all of our directors and executive officers, and substantially all of our stockholders will enter into lock-up agreements pursuant to which we and each of them will agree not to offer, sell, contract to sell, pledge, grant options to purchase, or otherwise dispose of any shares of our common stock or securities exchangeable for or convertible into our common stock for a period of 180 days after the date of this prospectus without the prior written consent of Needham & Company, LLC. In the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Needham & Company, LLC waives, in writing, such an extension.

Notwithstanding these restrictions, we expect that the stockholders subject to these lock-up agreements will be able to transfer shares of our common stock (a) acquired in open market transactions after the completion of this offering and (b) if the transfer is (i) by gift, will or intestacy, (ii) by distribution to partners, members or shareholders of the stockholder, or (iii) to any trust for the direct or indirect benefit of the stockholder or a member of the immediate family of the stockholder in a transaction not involving a disposition for value; provided that in the case of a transfer pursuant to clause (b) above, it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding the securities subject to the lock-up restrictions.

Needham & Company, LLC currently does not anticipate shortening or waiving any of the lock-up agreements and does not have any pre-established conditions for such modifications or waivers.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representative and us. In determining the initial public offering price of our common stock, the representative will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representative may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in this offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on NASDAQ or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

NASDAQ

We have applied to list our shares of common stock for quotation on The NASDAQ Global Market under the symbol “FSTM.”

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

The underwriters may in the future perform investment banking and advisory services for us from time to time for which they expect to receive customary fees and expense reimbursement.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), including each Relevant Member State that has implemented the 2010 PD Amending Directive with regard to persons to whom an offer of securities is addressed and the denomination per unit of the offer of securities (each, an “Early Implementing Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares which are the subject of this offering contemplated by this prospectus supplement, or Shares, will be made to the public in that Relevant Member State (other than offers (the “Permitted Public Offers”) where a prospectus will be published in relation to the Shares that has been approved by the competent authority in a Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive), except that with effect from and including that Relevant Implementation Date, offers of Shares may be made to the public in that Relevant Member State at any time:

(a)	to “qualified investors” as defined in the Prospectus Directive, including:

(i)	(in the case of Relevant Member States other than Early Implementing Member States), legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, or any legal entity which has two or more of (A) an average of at least 250 employees during the last financial year; (B) a total balance sheet of more than €43,000,000 and (C) an annual turnover of more than €50,000,000 as shown in its last annual or consolidated accounts; or

(ii)	(in the case of Early Implementing Member States), persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive 2004/39/EC, and those who are treated on request as professional clients in accordance with Annex II to Directive 2004/39/EC, or recognized as eligible counterparties in accordance with Article 24 of Directive 2004/39/EC unless they have requested that they be treated as non-professional clients; or

(b)	to fewer than 100 (or, in the case of Early Implementing Member States, 150) natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), as permitted in the Prospectus Directive, subject to obtaining the prior consent of the representative for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Shares shall result in a requirement for the publication by the Company or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive or of a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

Any person making or intending to make any offer within the European Economic Area of Shares which are the subject of this offering contemplated in this prospectus supplement should only do so in circumstances in which no obligation arises for the Company or any of the underwriters to produce a prospectus for such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of Shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of Shares contemplated in this prospectus supplement.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any Shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each underwriter and the Company that: (a) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the

Prospectus Directive and (b) in the case of any Shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the Shares acquired by it in this offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representative has been given to the offer or resale or (ii) where Shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those Shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer of any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71 EC (including the 2010 PD Amending Directive, in the case of Early Implementing Member States) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

Switzerland

This document as well as any other material relating to the shares of common stock which are the subject of the offering contemplated by this prospectus supplement do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares of common stock will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares of common stock, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

The shares of common stock are being offered in Switzerland by way of a private placement (i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares of common stock with the intention to distribute them to the public). The investors will be individually approached by us from time to time.

This document as well as any other material relating to the shares of common stock is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Hong Kong

The shares of common stock may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of

Hong Kong) and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32, Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of common stock may be issued or may be in the possession of any person for the purpose of the issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the shares of common stock which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) or any rules made under that Ordinance.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The Shares may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Shares offered should conduct their own due diligence on the Shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

LEGAL MATTERS

The validity of the common stock being offered will be passed upon for us by Foley Hoag LLP, Boston, Massachusetts. The underwriters are represented by Gibson, Dunn & Crutcher LLP, New York, New York, as of the date of this prospectus.

EXPERTS

The financial statements of FusionStorm Global Inc. as of December 31, 2009 and 2010, for the year ended December 31, 2010, and for the period from inception (November 19, 2009) to December 31, 2009 appearing in this prospectus and registration statement have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The financial statements of fusionstorm as of December 31, 2009 and 2010, and for each of the years in the three-year period ended December 31, 2010 appearing in this prospectus and registration statement have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The financial statements of Global Technology Resources, Inc. as of December 31, 2010 and for the year then ended appearing in this prospectus and registration statement have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The financial statements of Global Technology Resources, Inc. as of December 31, 2009 and for each of the years in the two-year period ended December 31, 2009 appearing in this prospectus and registration statement have been audited by Ehrhardt Keefe Steiner & Hottman PC, an independent registered public accounting firm, as stated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The financial statements of Red River Computer Co., Inc. as of December 31, 2009 and 2010 and for each of the years in the three-year period ended December 31, 2010 appearing in this prospectus and registration statement have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement, exhibits and schedules for further information about us and the common stock offered by this prospectus.

You may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this website.

GLOSSARY OF TERMS

The IT solutions industry uses many terms and acronyms that may not be familiar to you. To assist you in reading this prospectus, we have provided definitions of some of these terms and acronyms below:

channel partners: Industry participants with whom we collaborate for sales and marketing, such as systems integrators, value-added resellers, agents and referral partners.

cloud services: Includes remote application management and delivery, virtual desktop infrastructure, and application and server virtualization. These services can be delivered from either a public or private hosted infrastructure.

cloud computing or cloud: An internet-based or intranet-based computing environment wherein computing resources are distributed across the network (i.e., the “cloud”) and are dynamically allocated on an individual or pooled basis, and are increased or reduced as circumstances warrant, to handle the computing task at hand.

COTS: Refers to any “commercial off-the-shelf” technology products.

data center: A facility used to house computer systems and associated components, such as telecommunications and storage systems.

IP, or internet protocol: The protocol used in the transmission of data over the Internet. See “VoIP.”

IT, or information technology: The study, design, development, application, implementation, support or management of computer-based information systems, particularly software applications and computer hardware.

Latency: A measure of time delay experienced in a system.

NAP or network access point: A computing facility located at a major connectivity point.

NOC, or network operations center: A location that is used to monitor networks, troubleshoot network degradations and outages, and ensure client network outages and other network degradations are restored.

software as a service, or SaaS: Sometimes referred to as “software on demand,” SaaS is software that is deployed over a network (including the internet but increasingly over secure VPNs), where a provider licenses an application to clients either as a service on demand, through a subscription, in a “pay-as-you-go” model, or at no charge.

systems integrators: A person or company that specializes in bringing together IT component subsystems into a whole and ensuring that those subsystems function together.

service level agreement: A part of a service contract where the level of service is formally defined.

SuperNAP: Name of our switch data center facility, located in Las Vegas, Nevada.

telepresence: A higher level of videotelephony which deploys greater technical sophistication and improved fidelity of both video and audio than in traditional videoconferencing; a set of technologies which allow a person to feel as if they were present or to give the appearance that they were present at a place other than their true location.

unified communications: A general term for a family of methodologies, communication protocols and transmission technologies for delivery of voice communications and multimedia sessions over IP networks.

USAC, or Universal Service Administrative Company: An independent non-profit corporation that administers the Universal Service Fund in the United States.

USF, or Universal Service Fund: A fund administered by USAC by which certain communications providers are required to contribute funds to be used to, among other things, help provide services to rural and other areas.

VCE: Virtual computing environment.

VDI: Virtual desktop infrastructure.

VoIP, or voice over internet protocol, and IP telephony: General terms for technology that uses an organization’s IP network to perform voice communications that have traditionally been conducted by conventional telephone. VoIP and IP telephony use IP network infrastructure and software that processes the call processing (telephone call set-up and tear-down). The terms “Voice over IP” and “VoIP” are used to describe the process of utilizing the IP network to perform voice communications.

VPN, or virtual private network: A private computer network that is implemented as an overlay on top of an existing larger network.

INDEX TO FINANCIAL STATEMENTS

Page
FUSIONSTORM GLOBAL INC.

ANNUAL FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009, FOR THE YEAR ENDED DECEMBER 31, 2010 AND THE PERIOD FROM INCEPTION THROUGH DECEMBER 31, 2009	F-1
Report of Independent Registered Public Accounting Firm	F-3
Statements of Operations	F-4
Balance Sheets	F-5
Statements of Cash Flows	F-6
Statements of Changes in Stockholders’ Equity	F-7
Notes to Financial Statements	F-8

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010
Interim Statements of Operations (Unaudited)	F-10
Interim Balance Sheets (Unaudited)	F-11
Interim Statements of Cash Flows (Unaudited)	F-12
Notes to Interim Financial Statements (Unaudited)	F-13

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
Basis of Presentation	F-15
Pro Forma Combined Statement of Operations for the Year ended December 31, 2010 (Unaudited)	F-16
Pro Forma Combined Statement of Operations for the Six Months ended June 30, 2010 (Unaudited)	F-17
Pro Forma Combined Statement of Operations for the Six Months ended June 30, 2011 (Unaudited)	F-18
Pro Forma Combined Balance Sheet as of June 30, 2011 (Unaudited)	F-19
Notes to Pro Forma Combined Financial Statements (Unaudited)	F-20

FUSIONSTORM

ANNUAL FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009 AND FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
Report of Independent Registered Public Accounting Firm	F-24
Consolidated Statements of Operations	F-25
Consolidated Balance Sheets	F-26
Consolidated Statements of Cash Flows	F-27
Consolidated Statements of Changes in Stockholders’ Equity	F-28
Notes to Consolidated Financial Statements	F-29

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010
Interim Statements of Operations (Unaudited)	F-53
Interim Balance Sheets (Unaudited)	F-54
Interim Statements of Cash Flows (Unaudited)	F-55
Notes to the Interim Financial Statements (Unaudited)	F-56

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

FusionStorm Global Inc.

We have audited the accompanying balance sheets of FusionStorm Global Inc. as of December 31, 2010 and 2009, and the related statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2010 and the period from inception (November 19, 2009) through December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FusionStorm Global Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the year ended December 31, 2010 and the period from inception (November 19, 2009) through December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP

Boston, Massachusetts

August 11, 2011

FusionStorm Global Inc.

Statements of Operations

Year Ended December 31, 2010 and the Period from Inception (November 19, 2009) to December 31, 2009

	Year Ended December 31, 2010	Period from Inception (November 19, 2009) to December 31, 2009
Revenues	$-	$-
Operating expenses	955,339	150,000

Loss from operations	(955,339)	(150,000)
Other income (expense)	-	-

Net loss	$(955,339)	$(150,000)

Basic and diluted net loss per share	$(9,553)	$(1,500)

Weighted average common shares outstanding used to compute basic and diluted net loss per share	100	100

FusionStorm Global Inc.

Balance Sheets

December 31, 2010 and 2009

	2010	2009
ASSETS
Cash	$100,101	$1

	$100,101	$1

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable—related party	$1,150,100	$150,000
Accrued expenses	7,500	-

Total liabilities	1,157,600	150,000

Commitments and contingencies (Note 3)

Stockholders' equity:
Common stock—$0.01 par value, 100 shares authorized, issued and outstanding	1	1
Additional paid-in capital	47,839	-
Retained earnings	(1,105,339)	(150,000)

Total stockholders’ equity	(1,057,499)	(149,999)

	$100,101	$1

FusionStorm Global Inc.

Statements of Cash Flows

Year Ended December 31, 2010 and the Period from Inception (November 19, 2009) to December 31, 2009

	2010	2009
Cash flows from operating activities:
Net income (loss)	$(955,339)	$(150,000)
Increase (decrease) in the following liabilities:
Accounts payable—related party	900,000	150,000
Accrued expenses	7,500	-

Net cash provided by (used in) operating activities	(47,839)	-

Cash flows from financing activities:
Advance from related party	100,100	-
Capital contribution	47,839	-
Proceeds from issuance of common stock	-	1

Net cash provided by (used in) financing activities	147,939	1

Net increase (decrease) in cash and cash equivalents	100,100	1
Cash and cash equivalents, beginning of year	1	-

Cash and cash equivalents, end of year	$100,101	$1

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-

Cash paid for taxes	$-	$-

FusionStorm Global Inc.

Statements of Changes in Stockholders' Equity

Year Ended December 31, 2010 and the Period from Inception (November 19, 2009) to December 31, 2009

	Common Stock		Additional Paid-in Capital
	Number of Shares	Amount		Retained Earnings	Total
Balance, November 19, 2009	100	$1	$-	$-	$1
Net loss	-	-	-	(150,000)	(150,000)

Balance, December 31, 2009	100	1	-	(150,000)	(149,999)
Captial contribution	-	-	47,839	-	47,839
Net loss	-	-	-	(955,339)	(955,339)

Balance, December 31, 2010	100	$1	$47,839	$(1,105,339)	$(1,057,499)

FusionStorm Global Inc.

Notes to Financial Statements

Year ended December 31, 2010 and the Period from Inception (November 19, 2009) through December 31, 2009

1.	BUSINESS AND ORGANIZATION

FusionStorm Global Inc. (the “Company”) was incorporated on November 19, 2009 as Synergy Acquisition Corp. to create and develop a leading, globally branded provider of diversified, end-to-end information technology solutions. To date, the Company has conducted operations only in connection with its proposed acquisitions of fusionstorm, Global Technology Resources, Inc. and Red River Computer Co., Inc. (the “Business Combination:”). The Business Combination is contingent upon the Company completing an initial public offering of its common stock (the “Offering”).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of these financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes in accordance with Financial Accounting Standards Board Accounting Standards Codification 740, Income Taxes (“ASC 740”), which requires the recognition of deferred tax assets and liabilities for the expected future tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company is included in a consolidated tax return with its majority owner. The Company’s deferred tax assets consist of approximately $460,000 and 60,000 at December 31, 2010 and 2009, respectively, related to timing differences in the Company’s accounts payable. ASC 740 requires that a valuation allowance be established when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company has fully reserved for its deferred tax assets as of December 31, 2011 and 2010.

Earnings Per Share

As the Company has no dilutive securities, there is no difference between basic and diluted earnings per share.

3.	RELATED PARTY TRANSACTIONS

In November 2009, the Company entered into an agreement with Monroe & Company, LLC, an entity under common control. Monroe & Company, LLC was engaged to provide all necessary financial and management resources on an exclusive basis until the earlier of closing a merger or acquisition or on the third anniversary of the agreement. The Company has agreed to pay Monroe & Company, LLC a monthly fee of $75,000 for the services performed. As of December 31, 2010 and 2009, the Company has accrued $1,050,000 and $150,000 pursuant to the agreement. Through December 31, 2010, Monroe & Company, LLC has primarily provided services in conjunction with the Business Combination. Accordingly the fees have been expensed as incurred.

FusionStorm Global Inc.

Notes to Financial Statements

Year ended December 31, 2010 and the Period from Inception (November 19, 2009) through December 31, 2009

In December 2010, Monroe & Company, LLC provided the Company with a $100,100 cash advance. The advance is intended to be repaid out of proceeds from the Offering. During 2010, Monroe & Company, LLC also paid $47,839 for certain Business Combination expenses on behalf of the Company. This amount has been recorded as a capital contribution from Monroe & Company, LLC and as a component of operating expenses for the year end December 31, 2010.

4.	CAPITAL STOCK

The authorized capital stock of the Company is comprised of 100 shares of its common stock, par value $0.01 per share. All 100 shares of common stock are issued and outstanding.

5.	SUBSEQUENT EVENTS

The Company has reviewed events occurring after the balance sheet date through the date the financial statements were available to be issued. The Company identified certain subsequent events requiring disclosure as noted below.

On May 14, 2011, FS Merger Sub, Inc., a wholly owned subsidiary of the Company formed on May 2, 2011, entered into an agreement and plan of merger by and among FS Merger Sub, Inc., fusionstorm and the stockholders of the fusionstorm and amended the agreement and plan of merger on June 20, 2011. Pursuant to this agreement and plan of merger as amended, FS Merger Sub, Inc. will merge with and into fusionstorm, resulting in fusionstorm becoming a wholly owned subsidiary of the Company. Consideration for the merger will be comprised of $100 million in cash, plus shares of the Company’s common stock with a value of $100 million.

On May 31, 2011, the Company entered into a stock purchase agreement by and among the Company,

Global Technology Resources, Inc. and the stockholders of the Global Technology Resources, Inc. Pursuant to this stock purchase agreement, the Company will purchase all of the issued and outstanding shares of the capital stock of Global Technology Resources, Inc. for consideration comprised of $12.5 million in cash, plus shares of the Company’s common stock with a value of $12.5 million.

On June 2, 2011, the Company entered into a stock purchase agreement by and among the Company Red River Computer Co., Inc., and the stockholders of Red River Computer Co., Inc. Pursuant to this stock purchase agreement, the Company will purchase all of the issued and outstanding shares of the capital stock of Red River Computer Co., Inc. for consideration comprised of $26 million in cash plus shares of the Company’s common stock with a value of $16 million.

The consummation of the transactions contemplated by the stock purchase agreements and agreement and plan of merger discussed above, are subject to a number of conditions, including the successful completion of a financing. There can be no assurance that the transactions will be consummated.

FusionStorm Global Inc.

Interim Statements of Operations (Unaudited)

Six Months Ended June 30, 2011 and 2010

	2011	2010
Revenues	$-	$-
Operating expenses	551,025	450,000

Loss from operations	(551,025)	(450,000)
Other income (expense)	-	-

Net loss	$(551,025)	$(450,000)

Basic and diluted net loss per share	$(5,510)	$(4,500)

Weighted average common shares outstanding used to compute basic and diluted net loss per share	100	100

The accompanying notes are an integral part of these financial statements.

FusionStorm Global Inc.

Balance Sheets (Unaudited)

June 30, 2011 and December 31, 2010

	June 30 2011	December 31, 2010
ASSETS
Cash	$1,278	$100,101
Deferred financing costs	898,310	-

	$899,588	$100,101

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable—related party	$1,525,100	$1,150,100
Accrued expenses	-	7,500

Total liabilities	1,525,100	1,157,600

Commitments and contingencies (Note 3)

Stockholders' equity:
Common stock—$0.01 par value, 100 shares authorized, issued and outstanding	1	1
Additional paid-in capital	1,030,851	47,839
Retained earnings	(1,656,364)	(1,105,339)

Total stockholders’ equity	(625,512)	(1,057,499)

	$899,588	$100,101

The accompanying notes are an integral part of these financial statements.

FusionStorm Global Inc.

Interim Statements of Cash Flows (Unaudited)

Six Months Ended June 30, 2011 and 2010

	2011	2010
Cash flows from operating activities:
Net loss	$(551,025)	$(450,000)
Increase (decrease) in the following liabilities:
Accounts payable—related party	375,000	450,000
Accrued expenses	(7,500)	-

Net cash used in operating activities	(183,525)	-

Cash flows from financing activities:
Capital contribution	983,012	-
Deferred financing costs	(898,310)	-

Net cash provided by financing activities	84,702	-

Net decrease in cash and cash equivalents	(98,823)	-
Cash and cash equivalents, beginning of year	100,101	-

Cash and cash equivalents, end of year	$1,278	$-

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-

Cash paid for taxes	$-	$-

The accompanying notes are an integral part of these financial statements.

FusionStorm Global Inc.

Notes to Unaudited Interim Financial Statements

Six Months Ended June 30, 2011 and 2010

1.	BUSINESS AND ORGANIZATION

FusionStorm Global Inc. (the “Company”) was incorporated on November 19, 2009 as Synergy Acquisition Corp. to create and develop a leading, globally branded provider of diversified, end-to-end information technology solutions. To date, the Company has conducted operations only in connection with its proposed acquisitions of fusionstorm, Global Technology Resources, Inc. and Red River Computer Co., Inc. (the “Business Combination”). The Business Combination is contingent upon the Company completing an initial public offering of its common stock (the “Offering”).

Business Combination

On May 14, 2011, FS Merger Sub, Inc., a wholly owned subsidiary of the Company formed on May 2, 2011, entered into an agreement and plan of merger by and among FS Merger Sub, Inc., fusionstorm and the stockholders of the fusionstorm and amended the agreement and plan of merger on June 20, 2011. Pursuant to this agreement and plan of merger as amended, FS Merger Sub, Inc. will merge with and into fusionstorm, resulting in fusionstorm becoming a wholly owned subsidiary of the Company. Consideration for the merger will be comprised of $100 million in cash, plus shares of the Company’s common stock with a value of $105 million.

On May 31, 2011, the Company entered into a stock purchase agreement by and among the Company, Global Technology Resources, Inc. and the stockholders of the Global Technology Resources, Inc. Pursuant to this stock purchase agreement, the Company will purchase all of the issued and outstanding shares of the capital stock of Global Technology Resources, Inc. for consideration comprised of $12.5 million in cash, plus shares of the Company’s common stock with a value of $12.5 million.

On June 2, 2011, the Company entered into a stock purchase agreement by and among the Company Red River Computer Co., Inc., and the stockholders of Red River Computer Co., Inc. Pursuant to this stock purchase agreement, the Company will purchase all of the issued and outstanding shares of the capital stock of Red River Computer Co., Inc. for consideration comprised of $26 million in cash plus shares of the Company’s common stock with a value of $16 million.

The consummation of the transactions contemplated by the stock purchase agreements and agreement and plan of merger discussed above, are subject to a number of conditions, including the successful completion of the Offering. There can be no assurance that the transactions will be consummated.

Basis of Presentation

The interim financial statements have been prepared in conformity with the rules and regulations of the Securities and Exchange without audit. They do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. The unaudited interim consolidated financial statements have been prepared on the same basis as the Company’s annual financial statement and, in the opinion of the Company’s management, reflect all adjustments consisting of normal recurring adjustments considered necessary to present fairly the Company’s results of its operations and its cash flows for the six month ended June 30, 2011 and 2010.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of these financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

FusionStorm Global Inc.

Notes to Unaudited Interim Financial Statements

Six Months Ended June 30, 2011 and 2010

Deferred Offering Costs

Deferred offering costs consist primarily of legal, accounting and other professional fees incurred in connection with preparing for the Offering. All costs associated with the Offering will be charged to stockholders’ equity as a reduction to the proceeds when the Offering closes. During the six months ended June 30, 2011, Monroe & Company, LLC, an entity under common control, paid $888,285 for certain Offering Costs on behalf of the Company. This amount has been recorded as a capital contribution from Monroe & Company, LLC for the six months ended June 30, 2011.

Income Taxes

The Company accounts for income taxes in accordance with Financial Accounting Standards Board Accounting Standards Codification 740, Income Taxes (“ASC 740”), which requires the recognition of deferred tax assets and liabilities for the expected future tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company is included in a consolidated tax return with its majority owner. The Company’s deferred tax assets consist of approximately $610,000 and $460,000 at June 30, 2011 and December 31, 2010, respectively, related to timing differences in the Company’s accounts payable. ASC 740 requires that a valuation allowance be established when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company has fully reserved for its deferred tax assets as of June 30, 2011 and December 31, 2010.

Earnings Per Share

As the Company has no dilutive securities, there is no difference between basic and diluted earnings per share.

3.	RELATED PARTY TRANSACTIONS

In November 2009, the Company entered into an agreement with Monroe & Company, LLC, an entity under common control. Monroe & Company, LLC was engaged to provide all necessary financial and management resources on an exclusive basis until the earlier of a closing a merger or acquisition or on the third anniversary of the agreement. The Company has agreed to pay Monroe & Company, LLC a monthly fee of $75,000 for the services performed. As of June 30, 2011 and December 31, 2010, the Company has accrued $1,425,000 and $1,050,000 pursuant to the agreement. During the six months end June 30, 2011 the Company paid Monroe & Company, LLC $75,000 related to this agreement.

In December 2010, Monroe & Company, LLC provided the Company with a $100,100 cash advance. The advance is intended to be repaid out of proceeds from the Offering.

During the six months ended June 30, 2011, Monroe & Company, LLC paid $94,727 for certain Business Combination related costs on behalf of the Company. This amount has been recorded as operating expenses with a corresponding capital contribution from Monroe & Company, LLC during the six months ended June 30, 2011.

4.	CAPITAL STOCK

The authorized capital stock of the Company is comprised of 100 shares of its common stock, par value $0.01 per share. All 100 shares of common stock are issued and outstanding.

5.	SUBSEQUENT EVENTS

The Company has reviewed events occurring after the balance sheet date through the date the financial statements were available to be issued. The Company has not identified any subsequent events requiring disclosure or adjustment to the financial statements.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA COMBINED FINANCIAL AND OTHER DATA

FusionStorm Global Inc. (the “Company”) was incorporated in 2009 as Synergy Acquisition Corp. to create a leading, globally-branded provider of diversified, end-to-end information technology (“IT”) solutions. To date, the Company has conducted operations only in connection with its proposed acquisitions (collectively, the “Business Combination”) of fusionstorm (“FS” or “Predecessor”), Global Technology Resources, Inc. (“GTRI”) and Red River Computer Co., Inc. (“Red River” and together with FS and GTRI, the “Businesses”), and the planned initial public offering of the Company’s common stock (the “Offering”).

The unaudited pro forma combined statements of operations combine the results of operations of the Company, FS, GTRI and Red River for the year ended December 31, 2010 and for the six months ended June 30, 2011 and 2010 as if the acquisitions had occurred on January 1, 2010. The unaudited pro forma combined balance sheet combines the Company, FS, GTRI and Red River consolidated balance sheets as of June 30, 2011 as if the Business Combination occurred on that date. The unaudited pro forma combined financial information has been prepared from, and should be read in conjunction with, the Company’s historical financial statements and the historical consolidated financial statements of FS, GTRI and Red River.

The pro forma acquisition adjustments described in Note 4 were based on available information and certain assumptions made by our management and may be revised as additional information becomes available. The unaudited pro forma combined financial information included in this prospectus is not intended to represent what our financial position is or results of operations would have been if the acquisition had occurred on these dates or to project our results of operations for any future period. Since the Company and each of the Businesses were not under common control or management for some of or any period presented, the unaudited pro forma combined financial results may not be comparable to, or indicative of, future performance.

The unaudited pro forma combined statements of operations included herein have been prepared pursuant to the rules and regulations of the SEC. Certain information and certain footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to these rules and regulations; however, management believes that the disclosures are adequate to make the information presented not misleading.

The unaudited pro forma combined financial information does not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the acquisition, the costs to combine our operations and the acquisitions or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2010

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Predecessor	Global Technology Resources, Inc.	Red River Computer Co., Inc.	FusionStorm Global Inc.	Pro forma adjustments		Pro forma combined
Revenues	$376,308	$163,585	$187,434	$-	$(44	)(a)		$727,283
Cost of revenue	304,958	134,540	164,398	-	48	(a)		603,944

Gross profit	71,350	29,045	23,036	-	(92)			123,339
Operating expenses	76,049	26,205	16,449	955	(829	)(a)		125,298
					2,477	(b)
					3,992	(c)

Income (loss) from operations	(4,699)	2,840	6,587	(955)	(5,732)			(1,959)
Interest expense	(3,063)	23	(499)	-	(3	)(a)		(1,617)
					(1,713	)(b)
					3,638	(d)
Other income (expense)	(517)	(25)	105	-	32	(a)		(405)

Income before provision for income taxes	(8,279)	2,838	6,193	(955)	(3,778)			(3,981)
Income tax (expense) benefit	2,127	-	(252)	-	(2,016	)(e)		(141)

Net income (loss) from continuing operations	(6,152)	2,838	5,941	(955)	(5,794)			(4,122)
Income (loss) from discontinued operations	(10,205)	-	-	-	-			(10,205)
Net loss attributable to noncontrolling interest	-	161	-	-	(161	)(a)		-

Net income (loss)	$(16,357)	$2,999	$5,941	$(955)	$(5,955)			$(14,327)

Basic and diluted loss per share	$(1.25)						$

Weighted average basic and diluted shares outstanding	13,134

PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2010

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Predecessor	Global Technology Resources, Inc.	Red River Computer Co., Inc.	FusionStorm Global Inc.	Pro forma adjustments		Pro forma combined
Revenues	$187,382	$66,587	$54,483	$-	$-			$308,452
Cost of revenue	150,423	53,182	47,808	-	-			251,413

Gross profit	36,959	13,405	6,675	-	-			57,039
Operating expenses	40,002	12,015	6,928	450	(355	)(a)		59,622
					(1,414	)(b)
					1,996	(c)

Income (loss) from operations	(3,043)	1,390	(253)	(450)	(227)			(2,583)
Interest expense	(2,907)	(96)	(184)	-	120	(a)		(487)
					978	(b)
					1,602	(d)
Other income (expense)	(18)	111	45	-	16	(a)		154

Income before provision for income taxes	(5,968)	1,405	(392)	(450)	2,489			(2,916)
Income tax (expense) benefit	1,533	-	16	-	(763	)(e)		786

Net income (loss) from continuing operations	(4,435)	1,405	(376)	(450)	1,726			(2,130)
Income (loss) from discontinued operations	(1,538)	-	-	-	-			(1,538)
Net loss attributable to noncontrolling interest	-	89	-	-	(89	)(a)		-

Net income (loss)	$(5,973)	$1,494	$(376)	$(450)	$1,637			$(3,668)

Basic and diluted loss per share	$(0.47)						$

Weighted average basic and diluted shares outstanding	12,658

PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Predecessor	Global Technology Resources, Inc.	Red River Computer Co., Inc.	FusionStorm Global Inc.	Pro forma adjustments		Pro forma combined
Revenues	$188,220	$68,692	$81,746	$-	$-			$338,658
Cost of revenue	149,856	56,145	72,732	-	-			278,733

Gross profit	38,364	12,547	9,014	-	-			59,925
Operating expenses	36,888	12,008	7,983	551	(274	)(a)		57,144
					(2,008	)(b)
					1,996	(c)

Income (loss) from operations	1,476	539	1,031	(551)	286			2,781
Interest expense	(4,967)	(17)	(228)	-	18	(a)		(2,437)
					1,389	(b)
					1,368	(d)
Other income (expense)	(270)	21	71	-	-			(178)

Income before provision for income taxes	(3,761)	543	874	(551)	3,061			166
Income tax (expense) benefit	615	-	(37)	-	(953	)(e)		(375)

Net income (loss) from continuing operations	(3,146)	543	837	(551)	2,108			(209)
Income (loss) from discontinued operations	490	-	-	-	-			490
Net loss attributable to noncontrolling interest	-	66	-	-	(66	)(a)		-

Net income (loss)	$(2,656)	$609	$837	$(551)	$2,042			$281

Basic and diluted income (loss) per share	$(0.19)						$

Weighted average basic and diluted shares outstanding	13,603

PRO FORMA COMBINED BALANCE SHEET

JUNE 30, 2011

(IN THOUSANDS)

	Predecessor	Global Technology Resources, Inc.	Red River Computer Co., Inc.	FusionStorm Global Inc.	Pro forma Adjustments		Pro forma Combined
Assets
Current assets:
Cash and cash equivalents	$935	$4,736	$247	$1	$21,500	(k)	$27,190
					(229)	(f)
Accounts receivable, net	67,076	17,921	26,307	-	-		111,304
Other receivables	4,017	3,473	759	-	-		8,249
Inventory	29,867	1,173	-	-	(89)	(f)	30,951
Deferred costs	15,326	-	7,826	-			23,152
Other current assets	15,521	2,314	762	898	(898)	(k)	18,595
					(2)	(f)

Total current assets	132,742	29,617	35,901	899	20,282		219,441
Property and equipment, net	5,944	1,361	1,528	-	(286)	(f)	8,547
Goodwill	29,361	100	-	-	31,624	(i)	61,085
Intangible assets	2,938	65	-	-	37,985	(i)	40,988
Other non-current assets	4,730	1,683	1,943	-	(1,389)	(f)	3,476
					(3,491)	(l)

Total Assets	$175,715	$32,826	$39,372	$899	$84,725		$333,537

Liabilities and Shareholders’ Equity
Current liabilities:
Line of credit	$-	$17,805	$10,970	$-	$(17,805)	(m)	$10,970
Current portion of long term debt	17,221	98	193	-	(76)	(f)	-
					(17,436)	(g)
Accounts payable	93,806	6,506	19,524	1,525	17,805	(m)	139,166
Accrued expenses	26,285	1,397	3,117	-	(9,598)	(g)	21,201
Deferred revenue	32,970	-	117	-	-		33,087
Other current liabilities	-	603	73	-	(203)	(f)	473

Total current liabilities	170,282	26,409	33,994	1,525	(27,313)		204,897
Long-term debt, net of current portion	738	284	750	-	(617)	(f)	-
					(1,155)	(g)
Accrued expenses, long term	3,295	-	-	-	-		3,295
Warrant liability	5,047	-	-	-	(5,047)	(j)	-
Deferred income tax liability	-	-	-	-	14,482	(i)	10,991
					(3,491)	(l)
Other non-current liabilities	642	655	90	-	(24)	(f)	1,363

Total Liabilities	180,004	27,348	34,834	1,525	(23,165)		220,546

Shareholders’ equity (deficit):
Common stock	1	29	250	-	(279)	(h)	1
Additional paid-in capital	31,647	376	1,399	1,031	(2,806)	(h)	148,927
					5,047	(j)
					112,233	(k)
Retained earnings (accumulated deficit)	(35,814)	5,406	3,405	(1,657)	(7,154)	(h)	(35,814)
Non-controlling interest	-	(333)	-	-	333	(f)	-
Treasury stock	(123)	-	(516)	-	516	(h)	(123)

Total shareholders’ equity (deficit)	(4,289)	5,478	4,538	(626)	107,890		112,991

Total Liabilities and Shareholders’ Equity	$175,715	$32,826	$39,372	$899	$84,725		$333,537

NOTE 1—Basis of Presentation

The Business Combination will be accounted for under the acquisition method of accounting in accordance with ASC Topic 805-10, “Business Combinations—Overall” (“ASC 805-10”). We have identified FS as our predecessor company (“Predecessor”) for accounting purposes. The Company’s acquisition of Predecessor will be accounted for as a reverse recapitalization, and the Predecessor will be considered the acquirer of both Red River and GTRI for accounting purposes. The Company has accounted for the Business Combination by using the Predecessor’s historical information and the Predecessor’s accounting policies and adding the assets and liabilities of each of GTRI and Red River at their respective fair values as of the assumed acquisition date. The Predecessor transaction with the Company is accounted for as a capital transaction. Pursuant to ASC 805-10, under the acquisition method, the total estimated purchase price for each acquisition as described in Note 3, Preliminary Purchase Price Allocation, is measured at the acquisition date and allocated to the fair value of the net assets acquired. The assets and liabilities of the acquired businesses have been measured based on various estimates and assumptions that the Company’s management believes are reasonable and appropriate given the currently available information. Use of different estimates and judgments could yield different results.

The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of significant estimates and assumptions, including estimating future cash flows and developing appropriate discount rates. The excess of the purchase price over the estimated amounts of identifiable assets and liabilities of the acquisitions as of the effective date was allocated to goodwill in accordance with ASC 805-10.

For purposes of measuring the estimated fair value of the assets acquired and liabilities assumed as reflected in the unaudited pro forma combined financial statements, the Company used the guidance in ASC Topic 820-10, “Fair Value Measurement and Disclosure—Overall” (“ASC 820-10”), which established a framework for measuring fair values. ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Market participants are assumed to be buyers and sellers in the principal (most advantageous) market for the asset or liability. Additionally, under ASC 820-10, fair value measurements for an asset assume the highest and best use of that asset by market participants. As a result, the Company may be required to value assets of the acquired companies at fair value measures that do not reflect the Company’s intended use of those assets. Use of different estimates and judgments could yield different results.

Under ASC 805-10, acquisition related transaction costs (e.g., advisory, legal, valuation and other professional fees) are not included as a component of consideration transferred but are expensed as incurred.

NOTE 2—Accounting Policies

The significant accounting policies of the Company and the Predecessor, GTRI and Red River are substantially the same. Accordingly no adjustments were necessary to present the information in a consistent manner.

NOTE 3—Preliminary Purchase Price Allocation

Upon completion of the Business Combination the Company expects to acquire all of the issued and outstanding shares of GTRI for an aggregate purchase price of $25 million, comprised of $12.5 million in cash, less certain outstanding debt, plus the number of shares of the Company’s common stock with a value equal to $12.5 million in the Offering. The consideration to be paid is subject to certain working capital adjustments.

The preliminary allocation of consideration for the acquisition of GTRI is summarized as follows (in thousands):

Net working capital	$3,237
Fixed assets	1,321
Goodwill	11,705
Trade name	6,500
Customer contracts and lists	7,700
Non-compete agreements	100
Other assets, net	552
Deferred tax liability	(6,115)

$25,000

Upon completion of the Business Combination the Company expects to acquire all of the issued and outstanding shares of Red River for an aggregate purchase price of $42 million, comprised of $26 million in cash, less certain outstanding debt, plus the number of shares of the Company’s common stock with a value equal to $16 million in the offering. The consideration to be paid is subject to certain working capital and EBITDA adjustments.

The preliminary allocation of consideration for the acquisition of Red River is summarized as follows (in thousands):

Net working capital	$4,152
Fixed assets	1,282
Goodwill	20,019
Trade name	9,000
Customer contracts and lists	14,700
Non-compete agreements	50
Other assets, net	1,053
Deferred tax liability	(8,256)

$42,000

We have not completed our valuation of the assets to be acquired and the liabilities to be assumed in the Business Combination; accordingly, we have assumed that the fair value of the tangible assets acquired and liabilities assumed approximate their historic book values and have allocated a portion of the excess costs of the acquisitions to identified intangibles using the results of preliminary valuations, using information currently available. On this basis, we have estimated the total fair value of identified intangibles to be $38.1 million and goodwill to be $32.1 million. The goodwill and intangible assets from the acquisitions are not expected to be deductible for income tax purposes.

NOTE 4—Pro Forma Adjustments

a)	As a condition of the GTRI purchase agreement, GTRI will dispose of its investment in its majority-owned (85%) subsidiary, Relevant Security Corporation (RSC). Also, RRCC Realty, LLC’s (RR Realty) is a variable interest entity that Red River has historically consolidated as the primary beneficiary. The Company is not acquiring RR Realty and as a condition of the Red River purchase agreement, Red River must be released from its guarantee of RR Realty’s debt. Following this release and the completion of the acquisition, Red River will no longer be the primary beneficiary of RR Realty, and accordingly RR Realty will no longer be consolidated.

The adjustments represent the elimination of revenues, cost of revenue, operating expenses, interest expense and other income (expense) related RSC and RR Realty.

b)	Adjustments reflect the elimination from operating expenses of the change in fair value of the Predecessor’s phantom stock liability of ($2,477,000), $1,414,000, and $2,008,000 for the year ended December 31, 2010 and the six months ended June 30, 2010 and 2011, respectively, and the elimination of the (gain) loss from the change in fair value of the Predecessor’s liability-classified warrants of ($1,713,000), $978,000, and $1,389,000 for the year ended December 31, 2010 and the six months ended June 30, 2010 and 2011, respectively. The expense or income related to the phantom stock liability and liability-classified warrant will be eliminated as a direct result of the Business Combination as the original terms of these agreements require settlement or forfeiture upon change in control of the Predecessor.

c)	Adjustment includes $3,992,000, $1,996,000 and $1,996,000 of incremental amortization expense for the year ended December 31, 2010 and the six months ended June 30, 2010 and 2011, respectively, resulting from the $38.1 million of intangible assets acquired in the acquisitions of GTRI and Red River. The intangible assets are being amortized over an assumed weighted average period of approximately 9.5 years.

d)	Adjustment represents the elimination in interest expense associated with the planned repayment of debt from the proceeds of the Offering.

e)	Adjustment includes the additional income tax expense resulting from GTRI and Red River’s loss of their status as Subchapter S Corporation status in the Business Combination and the additional tax expense resulting from the pro forma adjustments.

f)	As discussed in adjustment (a) above, GTRI will dispose of RSC prior to the consummation of the Business Combination and Red River will no longer consolidate RR Realty. Adjustment represents the removal of RSC and Realty assets that will not be acquired and liabilities that will not be assumed in the Business Combination.

g)	Adjustment represents the elimination of accrued expenses and debt that will be repaid out of the selling shareholders proceeds in conjunction with Business Combination.

h)	Adjustment includes the elimination of the historical equity of the Company, GTRI and Red River.

i)	Adjustment to record intangible assets, goodwill and the related deferred tax liability in the combined balance sheet as detailed in Note 3—Preliminary Purchase Price Allocation.

j)	Adjustment reflects the reclassification of the Predecessor’s liability classified warrant to additional paid in capital to reflect the required exercise of the warrant liability in conjunction with the Business Combination.

k)	Adjustments reflect the assumed net proceeds of the Offering and application thereof as follows.

Assumed gross proceeds	$175,000
Underwriting discounts and commissions	(12,250)
Estimated offering expenses	(2,750)

Assumed net proceeds	160,000
Cash paid in the Business Combination	(110,311)
Cash to repay certain indebtedness and accrued expenses	(28,189)

Adjustment to cash and cash equivalents at closing	$21,500

Assumed net proceeds	$160,000
Fair value of shares issued to GTRI and Red River in Business Combination	28,500
Less: dividend to Predecessor stockholders	(74,743)
Less: Fusionstorm Global, Inc. net equity	(626)
Less: Fusionstorm Global, Inc. deferred financing costs	(898)

Adjustment to additional paid-in capital	$112,233

l)	Adjustment reflects the reclassification of the Predecessor’s and Red River’s historical long term deferred tax assets to offset the long term deferred tax liability created in purchase accounting.

m)	For consistent presentation with the Predecessor, the adjustment reflects a reclassification of GTRI’s floor plan line of credit to accounts payable.

NOTE 5—Pro Forma Share Information

Adjustment to the weighted average number of common shares outstanding used in computing per share amounts, basic and diluted, is as follows (in thousands):

	Year Ended December 31, 2010		Six Months Ended March 31, 2011		Six Months Ended March 31, 2010
Predecessor historical basic and diluted weighted average common shares outstanding	13,134		13,603		12,658
Common shares issued in connection with acquisitions	[	]	[	]	[	]
Common shares issued in the Offering	[	]	[	]	[	]
Pro forma basic and diluted weighted average number of common shares outstanding	[	]	[	]	[	]

Report of Registered Independent Public Accountants

To the Board of Directors and Stockholders of

fusionstorm

Franklin, Massachusetts

We have audited the accompanying consolidated balance sheets of fusionstorm and subsidiaries (the “Company”) as of December 31, 2010 and 2009 and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for each of the years in the three year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of fusionstorm and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP

Boston, Massachusetts

August 11, 2011

fusionstorm

CONSOLIDATED STATEMENTS OF OPERATIONS

(000’s omitted except for per share amounts)

	Year Ended December 31,
	2010	2009	2008
Revenues
Products	$331,907	$206,494	$221,285
Services	44,401	30,975	28,111

Total Revenues	376,308	237,469	249,396

Cost of revenue
Products	278,938	170,283	181,274
Services	26,020	12,463	10,831

Total cost of revenue	304,958	182,746	192,105

Gross profit	71,350	54,723	57,291
Operating expenses	76,049	68,771	51,473

Income (loss) from operations	(4,699)	(14,048)	5,818

Interest expense	(3,063)	(3,584)	(4,853)
Other income (expense)	(517)	294	(73)

Total other income (expense)	(3,580)	(3,290)	(4,926)

Income (loss) from continuing operations before income tax benefit (expense)	(8,279)	(17,338)	892
Income tax benefit (expense)	2,127	6,197	(1,061)

Income (loss) from continuing operations	(6,152)	(11,141)	(169)

Discontinued operations:
Operating (loss) income from discontinued operations, net of income tax benefit (expense)	(10,205)	(1,314)	1,376

Net income (loss)	$(16,357)	$(12,455)	$1,207

Net (loss) earnings per common share:
Basic and Diluted:
Loss from continuing operations before discontinued operations attributable to common stockholders	$(0.47)	$(0.93)	$(0.01)
(Loss) income from discontinued operations, net	(0.78)	(0.11)	0.11

Net (Loss) income per common share (attributable) available to common stockholders	$(1.25)	$(1.04)	$0.10

Basic and diluted weighted average common shares outstanding	13,134	12,062	12,085

The accompanying notes are an integral part of these financial statements.

fusionstorm

CONSOLIDATED BALANCE SHEETS

(000’s omitted except for per share amounts)

	December 31,
	2010	2009
ASSETS
Current assets
Cash	$1,055	$888
Restricted cash	4,266	1,309
Accounts receivable, net	67,739	58,765
Other receivables	2,790	1,652
Income tax receivable, net	3,978	-
Inventory	14,498	7,576
Deferred costs	16,829	17,883
Prepaid expenses	2,475	1,022
Deferred income taxes	8,810	11,749

Total current assets	122,440	100,844

Property and equipment, net	6,074	2,031
Goodwill	29,361	15,278
Intangible assets, net	3,380	3,556
Other long-term assets	626	237
Deferred income taxes, long-term	3,000	752
Assets of discontinued operations	1,490	55,193

Total assets	$166,371	$177,891

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Current portion of long-term debt	$30,980	$8,780
Accounts payable	70,859	66,628
Commissions payable	6,885	4,014
Sales tax payable	7,285	6,513
Income tax payable	-	616
Accrued expenses	11,435	24,035
Deferred revenue	27,318	24,719

Total current liabilities	154,762	135,305

Long-term debt, net of current portion	2,988	1,727
Accrued expenses, long-term	4,075	3,865
Warrant liability	3,658	5,371
Deferred revenue, long-term	1,466	318
Liabilities of discontinued operations	1,131	41,807

Total liabilities	168,080	188,393

Commitments and contingencies (Note 18)	-	-

Shareholders’ deficit:
Preferred stock, $0.001 par value, 3,000 shares authorized and none outstanding at December 31, 2010 and 2009	-	-
Common stock, $0.0001 par value, 50,000 shares authorized 13,726 and 12,142 issued, and 13,603 and 12,019 outstanding at December 31, 2010 and 2009 respectively	1	1
Additional paid-in capital	31,571	6,421
Treasury stock, at cost, 123 common shares at December 31, 2010 and 2009 respectively	(123)	(123)
Accumulated deficit	(33,158)	(16,801)

Total shareholders’ deficit	(1,709)	(10,502)

Total liabilities and shareholders’ deficit	$166,371	$177,891

The accompanying notes are an integral part of these financial statements.

fusionstorm

CONSOLIDATED STATEMENTS OF CASH FLOWS

(000’s omitted except for per share amounts)

	Years Ended December 31,
	2010	2009	2008
Cash flows from operating activities:
Net (loss) income	$(16,357)	$(12,455)	$1,207
Net loss (income) from discontinued operations, net of tax	10,205	1,314	(1,376)

Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization of property (Note 11)	4,161	1,444	1,327
Amortization	1,594	1,114	1,049
Stock based compensation (Note 14)	7,683	1,779	1,343
Amortization of discount on senior subordinated variable interest rate notes	341	1,258	1,096
Bargain purchase gain	-	(265)	-
Debt forgiveness	(1,000)	(1,000)	-
Change in value of derivative	-	(290)	275
Change in fair value of phantom stock	(2,477)	94	589
Deferred taxes	694	(6,439)	(2,197)
Change in fair value of warrant liability	(1,713)	65	482
Bad debt expense	846	4	535
Changes in assets and liabilities:
Accounts receivables, net	(9,411)	2,057	(14,808)
Inventory	(6,922)	(3,220)	(1,696)
Income tax receivable, net	(4,594)	-	-
Other current assets	(2,033)	(4,447)	(8,069)
Other long-term assets	(472)	(356)	(200)
Accounts payable	4,053	10,015	12,993
Accrued expenses and other current payables	(6,500)	14,026	2,561
Deferred revenue	3,319	4,422	9,983
Other long term liabilities	1,210	2,918	704

Net cash (used for) provided by operating activities	(17,373)	12,038	5,798

Cash flows from investing activities:
Purchase of property and equipment	(5,322)	(1,555)	(1,649)
Increase in restricted cash	(2,957)	(1,188)	(121)
Cash proceeds from sale of subsidiary	1,278	-	-
Acquisition of businesses, net of cash acquired	(811)	(1,282)	-

Net cash used for investing activities	(7,812)	(4,025)	(1,770)

Cash flows from financing activities:
Advances of long-term debt	22,181	2,171	44
Principal payment of long-term debt	(13,378)	(18,023)	(3,058)
Net proceeds from financing facility	14,317	7,149
Repurchase of common stock	-	(123)	-
Proceeds from exercise of share based awards	13	-	-

Net cash provided by (used for) financing activities	23,133	(8,826)	(3,014)

Discontinued Operations:
Net cash provided by operating activities	2,287	318	112
Net cash used in investing activities	(68)	(677)	(195)

Net cash provided by (used in) discontinued operations	2,219	(359)	(83)

Net increase (decrease) in cash	167	(1,172)	931

Cash, beginning of year	888	2,060	1,129

Cash, end of year	$1,055	$888	$2,060

Cash paid during the year for:
Interest	$2,962	$1,913	$2,883
Income taxes	$1,045	$1,878	$2,150

Supplemental disclosure of noncash financing activities:
Issuance of common stock in conjunction with acquisition	$16,022	$576	$-
Issuance of fully vested stock options in conjunction with acquisition	$1,432	$-	$-
Property, plant and equipment acquired through lease obligation	$1,212	$395	$-

The accompanying notes are an integral part of these financial statements.

fusionstorm

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(000’s omitted except for per share amounts)

	Number of Common Shares	Common Stock	Additional Paid-In Capital	Number of Treasury Shares	Treasury Stock	Retained Earnings (Accumulated Deficit)	Total
Balance, December 31, 2007	12,085	$1	$2,723	-	$-	$(5,553)	$(2,829)
Stock based compensation	-	-	1,343	-	-	-	1,343
Net Income	-	-	-	-	-	1,207	1,207

Balance, December 31, 2008	12,085	1	4,066	-	-	(4,346)	(279)
Issuance of common stock	57	-	576	-	-	-	576
Repurchase of stock	(123)	-	-	123	(123)	-	(123)
Stock based compensation	-	-	1,779	-	-	-	1,779
Net loss	-	-	-	-	-	(12,455)	(12,455)

Balance, December 31, 2009	12,019	1	6,421	123	(123)	(16,801)	(10,502)
Issuance of common stock	1,484	-	16,022	-	-	-	16,022
Issuance of fully vested stock options	-	-	1,432	-	-	-	1,432
Exercise of stock options	100	-	13	-	-	-	13
Stock based compensation	-	-	7,683	-	-	-	7,683
Net loss	-	-	-	-	-	(16,357)	(16,357)

Balance, December 31, 2010	13,603	$1	$31,571	123	$(123)	$(33,158)	$(1,709)

The accompanying notes are an integral part of these financial statements.

fusionstorm

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(000’s omitted except for per share amounts)

1.	Summary of Significant Accounting Policies

Description of Business:

fusionstorm (the “Company”) is a value added reseller of technology products including, but not limited to, hardware and software products, maintenance services, professional services, managed services, and network security products and services. The Company acquires these products from various distributors and manufacturers. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Jeskell, Incorporated (“Jeskell”) and Sixred, LLC (“Sixred”). Jeskell and Sixred were disposed of 2010 and have been treated as discontinued operations in the accompanying financial statements (Note 20). All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company is subject to risks common to other companies in the industry including, but not limited to, development of markets and distribution channels, raising financing to support operations, dependence on key personnel, fluctuations in operating results and risks associated with changes in information technology.

For the years ended December 31, 2010 and 2009, the Company generated net losses of $16,357 and $12,445 respectively, and incurred negative cash flows from operations for the year ended December 31, 2010 of $17,373. The Company also has negative working capital of approximately $32,322 at December 31, 2010. The Company believes that its existing resources are sufficient to fund operations for at least the next year. The Company’s long-term viability is dependent upon its ability to achieve consistent break-even or positive operating cash flow or raise additional financing.

Critical Accounting Estimates in the Preparation of Financial Statements:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates the critical accounting estimates, including those related to accounts receivable and inventory reserves, deferred tax asset valuation allowances, useful lives of property and equipment, asset impairments, certain accrued expenses, sales tax liabilities, stock options, phantom stock and warrants to purchase common stock. The Company bases its estimates on historical experience, valuation models and on other assumptions that the Company believes to be reasonable under the circumstances. Actual results could differ from those estimates.

Revenue Recognition:

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectability is reasonably assured in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 605, Revenue Recognition. When the Company sells a hardware product in a single element arrangement that does not include any installation or configuration services, the Company recognizes the product revenues when title and risk of loss have transferred to the customer, which is generally when it arrives and is accepted at the customer’s location.

The Company also enters into revenue arrangements that consist of multiple deliverables of products and services. When a customer order contains multiple products and services and such items are delivered at varying times, the Company determines whether the delivered items can be considered separate units of accounting. Delivered items are considered separate units of accounting if they have value to the customer on a stand-alone basis and if delivery of undelivered items is probable and substantially in the Company’s control. However, if the delivered items do not have stand-alone value to the customer without undelivered fusionstorm

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(000’s omitted except for per share amounts)

products or services, the Company recognizes revenue on the arrangement as a single unit of accounting, based on either the completed-contract or proportional-performance methods as described below.

The Company allocates value to each element following guidance issued by the FASB in October 2009. Under this guidance, the Company determines the fair value of each element by first determining whether it has vendor specific objective evidence (“VSOE”) for each element. For elements without VSOE, the Company next considers whether third party evidence (“TPE”) of fair value exists. Finally, for elements where neither VSOE nor TPE exists, management estimates the selling price for each remaining element. After assigning a value to each element following this hierarchy, the Company allocates total arrangement consideration to the various elements on a relative basis and recognizes revenue on each element separately. The Company adopted this guidance in 2010 and has applied it retrospectively for all periods presented.

Generally, the Company’s deliverables meet the requirements for separation. For products, the Company is able to establish fair value based on VSOE, whereas for service the Company generally uses management’s estimate of selling price. Management determines the estimated selling price of its service elements considering a number of factors, including limited stand-alone sales, internal costs and gross margin targets, as well as external factors such as market and competitive conditions.

For contracts where the services performed in the last of a series of acts is very significant, in relation to the entire contract, performance is not deemed to have occurred until the final act is completed. Once customer acceptance has been received, or the last significant act is performed, the Company recognizes revenue. Revenue is generally recognized on professional service contracts using the completed-performance method. Revenue is generally recognized on managed service contracts on a straight line basis except for setup fees which do not qualify as a separate unit of accounting. Such fees are initially deferred and recognized over the estimated customer life.

The Company evaluates all sales of products and services under ASC 605-45-45 to determine whether the Company is a principal or an agent on the underlying transaction. For the substantial majority of its product sales, the Company is the primary obligor and otherwise meets the criteria established by the guidance to recognize such transactions as a principal. Accordingly, the Company has concluded that it should record such transactions on a gross basis. When such conditions are not met, the Company records the related product sales on a net basis.

In many contracts, billing terms are agreed upon based on performance milestones such as the execution of a contract, the customer’s acceptance of the equipment, and the partial or complete delivery of products and/or the completion of specified services. Billings made before delivery has occurred or services have been rendered are recorded as deferred revenue until the revenue recognition criteria are met.

On maintenance and support contracts where the primary obligor is the product manufacturer or another third party, the Company records its revenue on a net basis. When the Company is required to perform the underlying services as the primary obligor, the revenue is recorded on a gross basis. The substantial majority of the Company’s maintenance and support revenue is recorded on a net basis.

When revenue on an arrangement is deferred, the Company capitalizes its direct and incremental costs of revenue. These costs are recorded as deferred assets and amortized over the same period and in the same manner as the related revenue.

The Company offers rights of return to its customers on the products it sells. The Company records a sales return allowance at the time of sale based on all available facts and circumstances, including historical information regarding product return rates. Changes to the sales return allowance are recorded as a component of revenues.

fusionstorm

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(000’s omitted except for per share amounts)

In accordance with ASC 605-50, the Company records vendor rebates received under its vendor incentive programs pursuant to binding arrangements as a reduction of cost of sales based on a systematic and rational allocation that is based upon progress by the Company toward earning the rebate, provided the amounts are probable and reasonably estimable. If the rebate is not probable and reasonably estimable, it is recognized as the milestones are achieved. In some programs, when the Company completes a specified cumulative level of purchases, the rebate percentage increase as a percentage of purchases.

The Company collects and remits sales taxes on products and services that it purchases and sells under its contracts with customers, and reports such amounts using the net method in its consolidated statements of operations.

Concentration of Credit Risk and Significant Customers:

The following table provides a summary of customers that individually comprised greater than 10% of sales or accounts receivable as of December 31:

	2010		2009				2008
	Revenue	Accounts Receivable	Revenue		Accounts Receivable		Revenue
Customer A	14%	22%	*	%	*	%	*	%
Customer B	10	11	11		*		*
Customer C	*	*			11		14
Customer D	14	*	*		*		*

Total concentration	38%	33%	11%		11%		14%

*	Denotes period that customer did not comprise at least 10% of sales or accounts receivable.

The following table provides a summary of vendors that individually comprised greater than 10% of purchases or accounts payable as of December 31:

	2010		2009		2008
	Purchases	Accounts Payable	Purchases	Accounts Payable	Purchases
Vendor A	36%	37%	37%	42%	42%
Vendor B	22	32	*	33	*
Vendor C	*	*	18	*	25
Vendor D	*	*	11	*	*

Total concentration	58%	69%	66%	75%	67%

*	Denotes period that vendor did not comprise at least 10% of purchases or accounts payable.

Cash:

For purposes of reporting cash flows, cash consists principally of checking accounts. The Company maintains its cash in bank deposits and checking accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes the financial institutions to be of high quality.

fusionstorm

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(000’s omitted except for per share amounts)

Restricted Cash:

The Company is required to maintain lockbox accounts in connection with a certain financing arrangement. Customer payments into the lockboxes are applied to the amounts of debt or floor plan balances outstanding (Note 4).

Accounts Receivable, Net:

The Company carries trade receivables at original invoice amount less an estimate made for doubtful receivables and returns based on a review of all outstanding amounts. In instances where the right of offset exists, trade receivables and accounts payable are presented net. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition and credit history and current economic conditions. The Company writes off trade receivables when deemed uncollectible based on customer specific facts other than when the right offset exists. The Company records recoveries of trade receivables previously written off when received. The Company’s policy for establishing a reserve for returns is described above under “Revenue Recognition”.

Inventory:

Inventory consists of goods ordered by the Company for a specific customer’s order and (i) received by the Company but either not yet shipped to the customer, (ii) in-transit but owned by the Company or (iii) received by the customer in situations where revenue recognition has not yet occurred. Inventory is recorded at the lower of cost (determined on an average cost basis) or market and consists entirely of finished goods.

Deferred Costs:

Deferred costs consist of costs relating to managed service and professional service setup fees which are deferred in accordance with the Company’s revenue recognition policy.

Property and Equipment:

Property and equipment consists primarily of managed service and computer equipment. These assets are recorded at cost. The Company provides for depreciation and amortization by charges to operations using the straight-line method over the estimated useful lives of the assets. Depreciation expense on managed services assets is charged as a component to cost of revenue. The balance of other depreciation and amortization is recorded in operating expenses. Useful lives range from two to five years for managed services and computer equipment and software, and two to six years for furniture and fixtures. The Company amortizes leasehold improvements on a straight-line basis over the shorter of their estimated useful lives or the underlying lease term. The Company removes the costs and related accumulated depreciation and amortization of asset disposals from the accounts and include any gain or loss in operating expenses. The Company capitalizes major renewals and betterments, but charges maintenance and repairs to current operations when incurred.

Advertising:

The Company expenses advertising costs as an operating expense. In addition, the Company receives vendors advertising allowances from its vendors, which have been recorded as a reduction in operating fusionstorm

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(000’s omitted except for per share amounts)

expense. Total advertising expense was $2,061, $1,828, and $1,482 for the years ended December 31, 2010, 2009, and 2008 respectively. During the years ended December 31, 2010, 2009 and 2008 the Company received $1,971, $1,837, and $1,763 of advertising allowances from its vendors, respectively.

Fair Value Measurements:

The Company follows the guidance of ASC 820 Fair Value Measurements and Disclosures in measuring the fair value of its financial instruments. ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1—Observable inputs such as quoted prices in active markets;

•	Level 2—Inputs other than the quoted prices in active markets that are observable either directly or indirectly; and

•	Level 3—Unobservable inputs in which there is little or no market data, which require the Company to develop its own assumptions.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a non-recurring basis, the Company measures certain financial assets and liabilities at fair value. The Company’s goodwill and long-lived assets are subjected to non-recurring fair value measurement; certain warrants, an embedded derivative in a debt instrument are subjected to recurring fair value measurements (Note 6). For financial instruments that are not accounted for under ASC 820, which consist primarily of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses, and other liabilities, the Company considers the recorded value of the financial instruments to approximate the fair value due to their short maturities, and in the case of debt, due to either its short maturities or variable interest rates.

Goodwill:

The Company evaluates its goodwill for impairment annually as of November 30, and whenever events or changes in circumstances indicate that the assets might be impaired. The Company has only one reporting unit that earns revenues, incurs expenses, and for which it makes available discrete financial information for review by its chief operating decision maker as of December 31, 2010. As of December 31, 2009 and 2008, the Company had two reporting units, one of which has been classified as discontinued operations in 2010.

Testing for goodwill impairment is a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of the reporting unit with the carrying value of its net assets. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test must be performed to measure the amount of impairment loss, if any. In connection with the Company’s continuing operations the Company did not identify any impairment in during the years ended December 31, 2010 and 2009. In 2010, in connection with its disposal of a reporting unit, the Company recorded goodwill impairment in connection with the disposition (Note 20).

The Company employed both the market approach and the income approach to determine fair value. The market approach measures the value of an entity through an analysis of recent sales or by comparison to comparable companies. The income approach measures the value of reporting units by discounting expected future cash flows.

fusionstorm

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(000’s omitted except for per share amounts)

Under the market approach, the Company used the guideline public company method whereby valuation multiples of guideline companies were applied to the historical financial data of the reporting units. The Company analyzed companies that were in the same industry, performed the same or similar services, had similar operations, and are considered competitors. The majority of the companies selected for the December 31, 2010 impairment test were also used in the impairment test performed as of December 31, 2009.

Multiples that related to some measure of earnings or cash flow were most appropriate for the industry in which the Company operates. The multiples selected were based on the analysis of the guideline companies’ profitability ratios and return to investors. The Company compared the reporting units’ size and ranking against the guidelines, taking into consideration risk, profitability and growth along with guideline medians and averages. The Company then selected pricing multiples, adjusted appropriately for size and risk, to apply to the reporting unit’s financial data.

Multiples were weighted based on the consistency and comparability of the guideline companies along with the respective reporting units, including margins, profitability and leverage. For each of the reporting units, the Company used the following multiples: the price to earnings before tax, price to net income, market value of invested capital (“MVIC”) to earnings before interest, taxes, depreciation and amortization, and MVIC to earnings before interest and taxes.

Intangible Assets:

Intangible assets consist of customer lists, covenants not to compete, and deferred financing costs. The Company evaluates its intangible assets for impairment whenever indicators of impairment exist. When such indicators exist, the Company evaluates impairment by comparing the sum of the undiscounted cash flows related to the asset in question to the carrying value of the asset. If the asset is deemed to be impaired, the amount of the impairment loss recognized for an impaired asset represents the excess of the asset’s carrying value as compared to its estimated fair value, based on management’s assumptions and projections.

Intangible assets with finite lives are amortized over their estimated useful lives. Customer lists are amortized over five years, unless circumstances or contract terms indicate otherwise. Deferred financing costs including those related to warrants issued in connection with financing are amortized over the life of the debt in periods ranging from one to five years. The Company concluded that there was no impairment on these intangible assets.

Income Taxes:

The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. ASC 740 requires that a valuation allowance be established when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company utilizes a two-step approach to recognizing and measuring uncertain tax positions (tax contingencies). The first step evaluates the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the Company will sustain the position on audit, including resolution of related appeals or litigation processes. The second step measures the tax benefit as the largest amount more than 50% likely of being realized upon ultimate settlement. The Company includes interest and penalties related to its tax contingencies in income tax expense. At December 31, 2010, 2009, and 2008 the Company had no unrecognized tax benefits which would materially affect its effective tax rate if recognized.

fusionstorm

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(000’s omitted except for per share amounts)

Stock-Based Compensation Expense:

The Company utilizes the fair value method of accounting to account for share-based compensation awards. This requires the Company to measure and recognize in its statements of operations the expense associated with all share-based payment awards made to employees and directors based on estimated fair values at the grant date.

The Company accounts for its stock-based compensation plans in accordance with the fair value recognition provisions of ASC 718 Compensation—Stock Compensation (ASC 718). The Company utilizes the Black-Scholes option pricing model as its method for determining the fair value of stock option grants. ASC 718 requires the fair value of all share-based awards that are expected to vest to be recognized in the statements of operations over the service or vesting period of each award. The assumptions used in determining the fair value of stock-based awards represent the Company’s management’s estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors change, and different assumptions are employed, the stock-based compensation could be materially different in the future. The risk-free interest rates are based on the U.S. Treasury yield curve in effect at the time of grant, with maturities approximating the expected life of the stock options. The Company has no history of paying dividends. Additionally, as of each of the grant dates, there was no expectation to pay dividends over the expected life of the options. The expected life of the awards is estimated using the simplified method. Because there was no public market for the Company’s common stock, management lacked company-specific historical and implied volatility information. Therefore, estimates of expected stock volatility were based on that of publicly-traded peer companies. The Company uses the straight-line method of attributing the value of stock-based compensation expense for all stock option grants over the vesting period.

Subsequent Events:

The Company has evaluated events and transactions that have occurred after the balance sheet date but before the date the financial statements are available to be issued.

On May 14, 2011, FS Merger Sub, Inc., a wholly owned subsidiary of FusionStorm Global Inc. (“FSG”) formed on May 2, 2011, entered into an agreement and plan of merger by and among FS Merger Sub, Inc., fusionstorm, and the stockholders of the Company, amended the agreement and plan of merger on June 20, 2011 and further amended the agreement and plan of merger on October 3, 2011. Pursuant to this agreement and plan of merger as amended, FS Merger Sub, Inc. will merge with and into the Company, resulting in the Company becoming a wholly owned subsidiary of FSG. Consideration for the merger will be comprised of $100 million in cash, plus shares of FSG’s common stock with a value of $100 million. The consummation of the transaction contemplated by the agreement and plan of merger as amended is subject to a number of conditions, including the successful completion of a financing. There can be no assurance that the transaction will be consummated.

As discussed in Note 4, on August 10, 2011 the Company amended its Financing Facility and Senior Subordinated Variable Interest Rate Note.

Recently Issued and Adopted Accounting Standards:

In January 2010, the FASB issued an update to its guidance on Fair Value Measurements and Disclosures. This update requires new disclosures of transfers in and out of Levels 1 and 2 and of activity in Level 3 fair value measurements. The update also clarifies the existing disclosures for levels of disaggregation and about fusionstorm

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(000’s omitted except for per share amounts)

inputs and valuation techniques. This update is effective for interim and annual reporting periods beginning after December 15, 2009, except for disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company believes that the adoption of this update will not have an impact on its results of operations and financial condition.

2.	Business Combinations

In April 2010, the Company acquired substantially all of the assets and liabilities of Global Netoptex, Inc. (“GNi”). GNi is an Infrastructure-as-a-Service (“IaaS”) solutions provider in online games, Software-as-a-Service (“SaaS”), Web 2.0, and digital media. The purchase price totaled $18,265 and was comprised of $811 of cash, $1,432 of immediately vested stock options, and $16,022 of common stock.

The fair value of the assets acquired and liabilities assumed in this acquisition, were as follows:

Accounts receivable	$325
Other current assets	175
Fixed assets	2,883
Goodwill	14,085
Intangible assets (customer lists)	1,419

Total assets acquired	$18,887

Accounts payable	$179
Accrued expenses	19
Deferred revenue	424

Net liabilities acquired	622

Net assets acquired	$18,265

The customer lists acquired in connection with GNi are being amortized over their estimated useful life of five years on a straight-line basis. The amount allocated to goodwill is expected to be fully deductible for tax purposes.

The following unaudited pro forma combined information shows the results of our continuing operations for the years ended December 31, 2010 and 2009 as though the acquisition of GNi were completed in the year ended December 31, 2010 had occurred as of January 1, 2010 and 2009 respectively.

	December 31,
	2010	2009
Revenues	$379,268	$257,458
Operating loss	$(6,629)	$(22,228)
Net loss from continuing operations	$(4,282)	$(14,074)
Net loss from continuing operations per common share	(0.33)	(1.18)
Weighted average shares outstanding	13,134	12,062

fusionstorm

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(000’s omitted except for per share amounts)

During 2009, the Company acquired certain assets and liabilities of four companies, each engaged in a similar business as the Company, for total consideration of $2,666, consisting of $1,406 of cash and contingent consideration of $1,260. In aggregate, the fair value of the assets acquired and liabilities assumed in these acquisitions, were as follows:

Cash	$124
Accounts receivable	153
Prepaid expense	17
Fixed assets	32
Goodwill	167
Intangible assets (customer lists)	2,634

Total assets acquired	3,127
Current liabilities assumed	196

Net assets acquired	$2,931

The Company recognized a bargain purchase gain of $265 in one 2009 acquisition based on the amount by which the fair value of assets acquired exceeded the consideration. This has been recorded as other expense (income), net in the consolidated statement of operations for the year ended December 31, 2009.

Contingent consideration for a 2009 acquisition represents a liability for additional consideration to be paid if certain target operating results are met over a 60 month period. The recorded amount of contingent consideration represents management’s best estimate of the fair value of this future obligation. Management assesses the reasonableness of this accrual on at least a quarterly basis and will adjust the accrual, if needed, until the obligation has been met. Adjustments to the estimated amount of contingent consideration will be recorded as income or expense in the period the adjustment is made. At December 31, 2010 and 2009, $300 and $268 of the liability is included in accrued expenses, short-term, and $809 and $992 included in accrued expenses, long-term, on the consolidated balance sheets, respectively.

3.	Accounts Receivable

Accounts receivable consists of the following as of December 31:

	2010	2009
Trade accounts receivable	$66,930	$59,708
Unbilled trade receivables	2,544	108
Allowance for doubtful accounts	(1,735)	(1,051)

Accounts receivable, net	$67,739	$58,765

The reserve for doubtful accounts is as follows:

	2010	2009	2008
Balance, beginning of year	$(1,051)	$(1,093)	$(1,471)
Provision for doubtful accounts	(846)	(4)	(535)
Charge-offs	195	122	966
Recoveries	(33)	(76)	(53)

Balance, end of year	$(1,735)	$(1,051)	$(1,093)

fusionstorm

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(000’s omitted except for per share amounts)

4.	Financing Agreements

At December 31, 2010, the Company had a Floor Plan Facility, an in-Process Orders Facility and a receivables based Working Capital Financing (“Financing Facility”) with combined availability of $60,000. This Working Capital Facility requires monthly interest payments at LIBOR plus 5.75% (6.01% at December 31, 2010). Outstanding borrowings at December 31, 2010 and 2009, totaled $21,466 and $7,149 respectively.

Floor Plan Facility

The Company has a Floor Plan Facility with a financial institution that is specifically for the direct procurement of product for sale. This facility, combined with the Working Capital Facility described below, allows for credit of up to $50,000, with amounts payable within terms consistent with trade accounts payable transactions and carries no interest on the balance due less than sixty days. The balance payable by the Company at December 31, 2010 and 2009 is $14,526 and $22,986, respectively, and is reflected as accounts payable in the consolidated balance sheet as it represents amounts due with terms consistent with trade accounts payable transactions.

In- Process Orders Facility

The Company In-Process Orders Facility allows the Company to finance orders by customers that have not yet been shipped or invoiced to the Company by vendors or manufacturers. This arrangement provides for up to $10,000 of borrowing, with amounts payable within terms consistent with trade accounts payable transactions and carries no interest on the balance due less than sixty days. There was no balance payable by the Company at December 31, 2010 and 2009, respectively. Any amounts due under this portion of the agreement would be recorded as accounts payable in the consolidated balance sheet as it represents amounts due with payment terms consistent with accounts payable transactions.

Working Capital Facility

The Company has a Working Capital Facility with the same financial institution under which it can borrow up to $25,000. Combined borrowings under the Working Capital Facility and the Floor Plan Facility cannot exceed $50,000; borrowings are limited to 80% of eligible collateral (primarily accounts receivable), and are secured by substantially all of the Company’s assets. Available borrowings (combined availability under the Line of Credit and Floor Plan Facilities) were $5,198 and $6,030 at December 31, 2010 and 2009, respectively.

The Financing Facility is secured by substantially all of the business assets of the Company and was scheduled to expire on October 25, 2011. As discussed further below, the expiration date of the Financing Facility was extended to October 25, 2012 subsequent to year end.

As a condition of the above agreement, the Company is required to maintain a lockbox account under sole control of the financial institution. The Company’s cash receipts are remitted to the lockbox and, on a daily basis the financial institution determines the amounts that can be transferred to the Company’s operating account and the amount that will remain in the lockbox to be used to pay outstanding balances. As such, $4,266 and $1,309 is classified as restricted cash at December 31, 2010 and 2009, respectively, under this arrangement.

As part of the above agreements, the financial institution issued a $5,000 letter of credit to guarantee payment by the Company to a secured vendor; the Company is fully liable for the letter of credit. Upon issuance of any letter of credit, the Company is required to pay a guarantee fee of LIBOR plus 3.5% per fusionstorm

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(000’s omitted except for per share amounts)

annum of the face value of the letter of credit. An annual facility fee at a rate of $100 is also required in connection with the financing agreements. Total guarantee fees were $282 and $148 for the years ended December 31, 2010 and December 31, 2009, respectively.

Repayment Agreement Notes

These two notes resulted from a Repayment Agreement entered into by the Company during 2010 to settle the remaining balance of amounts owed as the result of the settlement of a legal proceeding. This note is related to a settlement agreement reached in 2010 to settle litigation (Note 18).

Renegotiated trade payables

These notes represent certain trade payables that were extended and converted to debt obligations.

Senior Subordinated Variable Interest Rate Notes Payable

In conjunction with the original issuance of these notes, the Company issued warrants (Note 15). The notes contain an embedded derivative due to a mandatory put option to repay the principal amount contingent on the occurrence of certain events. The Company has bifurcated the embedded derivative and recorded it at its fair value (Note 6). The variable interest rate on the note is calculated as one year LIBOR plus 10.5%, adjusted annually on October 6. During 2010, the Company restructured the payment terms on these unsecured notes, reducing the amount of each monthly principal payment, and extending the payments through February 2013; the restructuring was accounted for as a debt modification. The Company recorded interest expense relating to Senior Subordinated Variable Interest Rate debt of $324, $1,430, and $2,057 for the years ended December 31, 2010, 2009, and 2008 respectively.

Notes payable to related parties

The Company has demand notes payable to related parties for $330 with an interest rate of 10%, which are due in 2011.

The Company’s Financing Facility and Senior Subordinated Variable Interest Rate Note arrangements outlined above contain financial covenants relating to earnings, debt service coverage, tangible net worth and working capital and the Company violated some of its covenants during the year ending December 31, 2010. The lenders have agreed to a forbearance agreement under which the lenders have agreed to waive pursuing any potential remedies until August 31, 2011. On August 10, 2011, the Company amended the agreements with each of these lenders to waive all events of default through the amendment date and to extend the expiration date of the Financing Facility to October 25, 2012.

fusionstorm

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(000’s omitted except for per share amounts)

Long term debt (exclusive of floor plan financing arrangements) consist of the following at December 31:

	2010	2009
Financing Facility	$21,466	$7,149
Repayment Agreement Notes due in monthly principal and interest (at 10%) installments through July, 2012.	4,582	-
Renogotiated trade payables due in monthly principal and, in certain cases interest, installments through October 2011. Weighted average interest rate is 8.82% at December 31, 2010.	4,405	-
Senior Subordinated Variable Interest Rate Notes payable due in monthly principal and interest (11.74% at December 31, 2010) installments through February 2013.	1,923	3,550
Settlement Agreement Note, due in monthly installments of principal through only June, 2011.	700	-
Notes payable to related parties, 10% interest, due in 2011.	330	-
Capital leases secured by equipment, due in monthly installments of $63, interest ranging from 7.15% to 10.12%, through March, 2012.	726	314

	34,132	11,013
Less discount on Senior Subordinated Variable Interest Rate notes	(164)	(506)

	33,968	10,507
Less current portion	(30,980)	(8,780)

Long-term debt, net of current portion	$2,988	$1,727

The long-term debt matures as follows:

	Maturities	Discount	Carrying Value
Year ending:
2011	$31,093	$(113)	$30,980
2012	2,917	(50)	2,867
2013	122	(1)	121

	$34,132	$(164)	$33,968

5.	Lease Commitments

Future minimum lease payments under non-cancelable operating leases as of December 31, 2010, are as follows:

Year ended December 31,	Facilities	Equipment	Total
2011	$1,316	$191	$1,507
2012	1,119	153	1,272
2013	1,056	72	1,128
2014	553	33	586
2015	316	3	319
Thereafter	320	-	320

	$4,680	$452	$5,132

fusionstorm

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(000’s omitted except for per share amounts)

Rent expense for all operating leases was $1,595, $2,073, and $1,584 for the years ended December 31, 2010, 2009, and 2008 respectively.

6.	Fair Value of Financial Instruments

The Company accounts for the fair values of its assets and liabilities in accordance with ASC 820. In accordance with this guidance, the Company uses a three-tier hierarchy, which prioritizes the inputs used in measuring fair value. The Company had no transfers into or out of Level 3. The Company includes warrant liabilities and an embedded derivative in a debt instrument as financial instruments.

The Company has concluded that a debt agreement with a third party contains a mandatory prepayment feature connected with the occurrence of certain events that is considered an embedded derivative. To estimate the fair value of the Embedded Derivative, the Company used a “with” and “without” analysis. A “with” and “without” analysis is a standard valuation technique for valuing embedded derivatives by first considering the value of the security “with” the embedded feature and then subtracting the value of the security “without” the embedded feature.

The following table summarizes the fair value hierarchy of its financial instruments:

	Balance as of December 31, 2010	Quoted Prices in Active Markets for Identical (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities
Warrants	3,658	-	-	3,658
Embedded derivative	1	-	-	1

	Balance as of December 31, 2009	Quoted Prices in Active Markets for Identical (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities
Warrants	5,371	-	-	5,371
Embedded derivative	2	-	-	2

	Balance as of December 31, 2008	Quoted Prices in Active Markets for Identical (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities
Warrants	5,306	-	-	5,306
Embedded derivative	292	-	-	292

7.	Net (Loss) Earnings Per Common Share

Basic net (loss) earnings per common share is calculated by dividing net (loss) income by the weighted average shares outstanding during the period. Diluted income per common share is computed similarly to basic losses per common share, except that the weighted average shares outstanding are increased to include equivalents, when their effect is dilutive. In periods of net loss, all potentially dilutive shares are considered anti-dilutive and are excluded from the calculation. During the years ended December 31, 2010, 2009 and 2008 all outstanding stock options and common share warrants were excluded from the calculation as the effects would be anti-dilutive.

fusionstorm

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(000’s omitted except for per share amounts)

The following table sets forth the numerator and denominator used in the computation of basic and diluted net (loss) earnings per common share for the years ended December 31:

	2010	2009	2008
Numerator:
Loss from continuing operations available to common stockholders	$(6,152)	$(11,141)	$(169)
(Loss) income from discontinued operations available to common stockholders, net of tax	(10,205)	(1,314)	1,376

Net (loss) income available to common stockholders	$(16,357)	$(12,455)	$1,207

Denominator:
Basic and diluted:
Weighted-average shares outstanding	13,134	12,062	12,085

8.	Share Repurchase

During the year ended December 31, 2009 the Company repurchased 123 shares of its outstanding common stock at a cost of $1.00, for a total purchase price of $123. The Company made no repurchases in 2008 or 2010.

9.	Goodwill and Intangible Assets

The following summarizes the changes in the Company’s goodwill during the years ended December 31, 2010 and 2009:

Goodwill, December 31, 2008	$14,678
2009 Acquisition	167
Impairment of 2009 Acquisition	(167)
Adjustment related to contingent consideration	600

Goodwill, December 31, 2009	$15,278
Acquisition of GNi	14,083

Goodwill, December 31, 2010	$29,361

Intangible assets with finite lives consist of the following at December 31, 2010:

	Cost	Accumulated amortization	Net book value
Customer lists and other intangible assets	$6,315	$(3,093)	$3,222
Deferred financing costs	1,666	(1,508)	158

Total	$7,981	$(4,601)	$3,380

Intangible assets with finite lives consist of the following at December 31, 2009:

	Cost	Accumulated amortization	Net book value
Customer lists and other intangible assets	$4,897	$(2,225)	$2,672
Deferred financing costs	1,666	(782)	884

Total	$6,563	$(3,007)	$3,556

fusionstorm

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(000’s omitted except for per share amounts)

Future intangible asset amortization as of December 31, 2010 is as follows:

2011	$852
2012	858
2013	819
2014	772
2015	79

$3,380

10.	Property and Equipment

Property and equipment consists of the following:

	December 31,
	2010	2009
Equipment, furniture, fixtures, and other	$13,919	$5,767
Leasehold improvements	310	258
Assets under capital lease	710	710

Total	14,939	6,735
Less accumulated depreciation and amortization	(8,865)	(4,704)

Property and equipment, net	$6,074	$2,031

As of December 31, 2010 and 2009, accumulated depreciation of property and equipment was $8,265 and $4,317, respectively. As of December 31, 2010 and 2009 accumulated amortization of assets under capital leases was $600 and $387, respectively.

11.	Depreciation and Amortization Expense

The Company recorded depreciation and amortization expense as follows:

	December 31,
	2010	2009	2008
Depreciation expense	$4,161	$1,444	$1,327
Amortization expense	1,594	1,114	1,049

Total depreciation and amortization expense	$5,755	$2,558	$2,376

fusionstorm

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(000’s omitted except for per share amounts)

12.	Accrued Expenses

Accrued expenses, short-term consist of the following:

	December 31,
	2010	2009
Phantom stock plan	$5,290	$7,767
Accrued professional fees	2,236	62
Accrued salary and benefits	1,340	2,021
Other	1,269	1,942
Contingent debt forgiveness, short-term (Note 18)	1,000	1,000
Contingent consideration, short-term	300	268
Legal settlement	-	10,975

Total accrued liabilities, short-term	$11,435	$24,035

Accrued expenses, long-term consist of the following:

	December 31,
	2010	2009
Contingent debt forgiveness, long-term (Note 18)	$1,000	$2,000
Contingent consideration, long-term	809	992
Commissions payable—long term	621	-
Uncertain tax positions	1,645	873

Total accrued liabilities, long-term	$4,075	$3,865

13.	Phantom Stock Plan

The Company has a phantom stock plan under which shares of common stock are not physically granted; rather, participants receive the value of shares of common stock in cash as described below. As of December 31, 2010 and 2009, there are 781 shares of phantom stock outstanding. The payment obligation is fully vested and is exercisable on the date of death, disability, separation from service, change of control, or unforeseeable emergency. The fair value of the phantom stock was determined to be $5,290 and $7,767 at December 31, 2010 and 2009 respectively, and will be re-measured at each balance sheet date until settlement. The related accrual is included in accrued liabilities, short-term in the consolidated balance sheets. Any changes in the value of this estimated liability are recorded as an operating expense.

14.	Stock Based Compensation

On February 1, 2008 the Company’s Shareholders approved the Company’s 2008 Restated Stock Option Plan (“2008 Plan”). The 2008 Plan replaced the existing 2000 Stock Option Plan (“2000 Plan”), which expired on December 31, 2010. The Company is authorized to issue options to purchase up to 2,930 shares of the common stock under the 2008 Plan. Awards under the 2008 Plan may consist of incentive stock options or non-statutory stock options as determined by its Board of Directors. The terms and conditions of each award are set in an award agreement as determined by the Board of Directors. As of December 31, 2010, there were 1,236 shares available for grant under the 2008 Plan.

The grantee’s options will be exercisable as long as the grantee has the same relationship with the Company (i.e. as an employee, consultant, or outside director) as the grantee had when the option was granted, but no fusionstorm

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(000’s omitted except for per share amounts)

longer than up to ten years after the date the options were granted. If the grantee changes relationship with the Company, but becomes a full time employee, the options will not expire. If an employee terminates employment with the Company other than for cause, generally the employee may exercise any options that are vested up to 60 days after the date of termination. The exercise period is extended to six months if the employee’s employment is terminated as a result of death of disability. Any options that are unvested at the time of termination will expire.

Stock option activity under the plan for the years ended December 31, 2010, 2009, and 2008 is as follows:

	Number of Shares	Weighted Average Exercise Price
Options Outstanding at January 1, 2008	2,061	$0.65
Granted	321	3.00
Exercised	-
Forfeited	(3)	3.00
Cancelled	-

Options Outstanding at December 31, 2008	2,379	0.96
Granted	200	3.00
Exercised	-
Forfeited	(31)	2.59
Cancelled	(1,475)	0.29

Options Outstanding at December 31, 2009	1,073	0.93
Granted	1,344	2.00
Exercised	(100)	0.13
Forfeited	(123)	2.76
Cancelled	(498)	2.30

Options Outstanding at December 31, 2010	1,696	$2.24

Expected to Vest at December 31, 2010	904	$2.19

Options Exercisable at December 31, 2010	765	$2.30

Options Available for Future Grant at December 31, 2010	1,236

In accordance with ASC 718, the Company recognized stock-based compensation expense of $7,683, $1,779 and $1,342 for the years ended December 31, 2010, 2009, and 2008 respectively. Compensation expense related to stock options to be charged in future periods amounts to $5,712 at December 31, 2010 and will be recognized over a weighted-average period of 1.62 years as follows:

For the years ended December 31,	Expected Compensation Expense
2011	$2,766
2012	2,331
2013	615

$5,712

fusionstorm

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(000’s omitted except for per share amounts)

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates in order to derive the Company’s best estimate of awards ultimately expected to vest. Forfeitures represent only the unvested portion of a surrendered option and are typically estimated based on historical experience.

The options outstanding and exercisable at December 31, 2010 were in the following exercise price ranges:

Options Outstanding					Options Exercisable
Range of Exercise Price	Number of Shares Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Aggregate Intrinsic Value	Number of Shares Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Aggregate Intrinsic Value
$2.00—$3.00	1,696	5.78	$2.24	$7,683	765	4.26	$2.30	$3,420

The per-share weighted-average fair value of stock options granted was $9.30, $7.71, and $6.49 for the years ended December 31, 2010, 2009, and 2008 respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Year	Expected Dividend Yield	Risk-Free Interest Rate (1)	Expected Option Life (2)	Expected Volatility Factor (3)
2008	-	2.22% - 2.49%	3.09 - 3.51 years	57.3% - 80.4%
2009	-	1.43%	3.54 years	81.5%
2010	-	1.18% - 2.93%	3.25 - 6.00 years	89.1% -111.0%

(1)	Based on the U.S. Treasury zero-coupon bond with a term consistent with the expected life of the options.
(2)	Expected life of stock options is calculated using the simplified method.
(3)	Expected stock price volatility is based on historical experience for selected peer group.

15.	Warrants

The Company had 540 shares of common stock warrants outstanding relating to the issuance of the Senior Subordinated Variable Interest Rate note (“Warrant A”) in the years ended December 31, 2010, 2009, and 2008. Warrant A has an exercise price of $0.0001 per share and expires in October, 2016. The Company established the fair value of warrant-related liabilities using the Binomial option valuation model. The table below summarizes the value of the warrant-related liability and the gain (loss) recorded on the Company’s balance sheet and statement of operations as of December 31, 2010, 2009, and 2008, respectively:

	December 31,
Warrant A:	2010	2009	2008
Value of warrant-related liability recorded on the Company’s balance sheet as of December 31	$3,658	$5,371	$5,306
Gain (loss) on change in fair value of warrants	1,713	(65)	(482)

fusionstorm

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(000’s omitted except for per share amounts)

The table below summarizes the assumptions used to determine the value of warrant-related liabilities.

	December 31,
Warrant A:	2010	2009	2008
Risk-free interest rate	2.4%	3.4%	1.9%
Expected dividend yield	-	-	-
Expected term (in years)	5.8	6.8	7.8
Expected volatility	106%	81%	80%

The Company had 309 shares of common stock warrants outstanding relating to the placement fee for the issuance of Senior Subordinated Interest Rate note (“Warrant B”) which have an exercise price of $2.00 per share and expire in October, 2016. Warrant B was accounted for as equity as of December 31, 2010, 2009, and 2008.

There were no warrants exercised during the years ended December 31, 2010, 2009, and 2008.

16. Income Taxes

The components of the Company’s income tax provision (benefit) for continuing operations for the years ended December 31, 2010, 2009, and 2008, are as follows:

	Years Ended December 31,
	2010	2009	2008
Current:
Federal	$(2,980)	$288	$2,024
State and other	154	20	527

Total current (benefit) expense	(2,826)	308	2,551

Deferred:
Federal	1,092	(4,700)	(1,206)
State and other	(393)	(1,805)	(284)

Total deferred expense (benefit)	699	(6,505)	(1,490)

Income tax (benefit) expense	$(2,127)	$(6,197)	$1,061

The Company recorded an income tax expense of $208, a benefit of $120, and an expense of $311 relating to discontinued operations for the years ended December 31, 2010, 2009, and 2008 respectively.

fusionstorm

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(000’s omitted except for per share amounts)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred income tax assets and liabilities are as follows:

	As of December 31,
	2010	2009
Deferred tax assets:
Current deferred tax assets:
Deferred compensation	$2,089	$3,078
Settlement cost	2,093	4,845
Accounts receivable	414	146
Commissions payable	704	578
Accrued liabilities	1,297	1,127
NOL & tax credit carryforward	-	270
Other	2,957	2,094

Total current deferred tax assets	$9,554	$12,138

Noncurrent deferred tax assets:
NOL & tax credit carryforward	$1,250	$-
Intangible assets—customer lists	876	929
Property and equipment	-	192
Stock based compensation	2,946	1,390
Accrued liabilities	1,357	454
Other	349	453

Total noncurrent deferred tax assets	$6,778	$3,418

Noncurrent deferred tax liabilities:
Goodwill	$(2,772)	$(2,322)
Forgiveness of long-term debt	(687)	(344)
Property and equipment	(244)	(90)

Total noncurrent deferred tax liabilities	$(3,703)	$(2,756)

Net noncurrent deferred tax asset	$3,075	$662

As of December 31, 2010 and 2009 the table above includes (i) $744 and $389, respectively, of current deferred tax assets, and (ii) $(75) and $(90) respectively, of noncurrent deferred tax assets (liabilities) related to the Company’s discontinued operations.

The Company classifies its deferred tax assets and liabilities as current or noncurrent based on the classification of the related asset or liability for financial reporting giving rise to the temporary difference. A deferred tax asset that is not related to an asset or liability for financial reporting, including deferred tax assets related to net operating loss (“NOL”) carryforward is classified according to the expected reversal dates.

As of December 31, 2010 the Company had federal and state NOL carryforwards of $1,031 and $6,205 respectively, to offset future federal and state taxable income (which includes $13 and $13 of NOL carryforwards from excess stock-based compensation deductions). The federal NOL expires in 2030 and the state NOLs expire at various times from 2014 through 2030.

The Company records a deferred tax asset or liability based on the difference between the financial statement and tax bases of assets and liabilities, as measured by enacted tax rates assumed to be in effect when these fusionstorm

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(000’s omitted except for per share amounts)

differences reverse. In evaluating the Company’s ability to recover its deferred tax assets, the Company considers all available positive and negative evidence including its past operating results, the existence of cumulative income in the most recent fiscal years, changes in the business in which the Company operates, and its forecast of future taxable income. In determining future taxable income, the Company is required to make assumptions utilized including the amount of state and federal pre-tax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates that the Company is using to manage the underlying businesses. Based on the consideration of the weight of the positive and negative evidence, the Company believes that as of December 31, 2010 that it is more likely than not that the deferred tax assets will be fully realized.

The excess of book value over tax basis of the Company’s tax deductible goodwill represents a taxable temporary difference for which a deferred tax liability should be recognized since the reversal of the liability is indefinite and predicated on a goodwill impairment which may never occur or occur after the Company’s net operating loss carryforward periods expire. The deferred tax liability related to tax deductible goodwill is $2,772 and $2,321 and $1,609 as of December 31, 2010, 2009, and 2008 respectively.

The Company’s has a federal tax credit carryforward as of December 31, 2010 of $278 of which $139 expires in 2030 and the remainder does not expire. The Company has a California tax credit carryforward as of December 31, 2010 of $279. This credit is available to offset future California state tax and has no expiration date.

A reconciliation of the federal statutory income tax rate to the Company’s effective tax rate is as follows:

	Year Ended December 31
	2010	2009	2008
Income tax (benefit) at statutory federal rate	(34)%	(34)%	34%
State and local taxes, (benefit) net of federal	(2)	(5)	16
Warrants	(7)	-	18
FMV Debt discount	1	2	42
Stock-based compensation	15	1	1
Permanent adjustments	3	2	14
Other	(2)	(2)	(6)

Total tax provision (benefit)	(26)%	(36)%	119%

The Company follows the provisions of ASC 740 for accounting for uncertainty in income taxes. The provisions set forth the guidance for the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The accounting standard also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on the Company’s evaluation through the year ended December 31, 2010, it concluded that there were additional uncertain tax positions in addition to those recorded at adoption. The tax years ended December 31, 2007 and later remain subject to examination by major tax jurisdictions as of December 31, 2010.

fusionstorm

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(000’s omitted except for per share amounts)

A reconciliation of the gross amount of unrecognized tax benefits relating to uncertain tax positions excluding accrued interest and penalties from January 1, 2009 through December 31, 2010 is as follows:

Balance at January 1, 2008	$822
Additional uncertain tax positions	155

Balance at January 1, 2009	977
Resolution of uncertain tax positions	(104)

Balance at December 31, 2009	873
Additional uncertain tax positions	773

Balance at December 31, 2010	$1,646

At December 31, 2010, the Company had $1,646 of net unrecognized tax liability. If recognized, the unrecognized tax liability would change the Company’s effective tax rate on pretax income for the year ended December 31, 2010 by $464. The Company does not expect that amount of unrecognized tax liability disclosed above to change significantly over the next 12 months.

The Company reports penalties and tax-related interest expense as a component of the provision for income taxes in the accompanying consolidated statements of operations. As of December 31, 2010 and 2009 the Company had $89 and $62 of accrued interest and penalties, respectively, in accrued expenses in the accompanying consolidating balance sheet.

The Company files a United States federal consolidated income tax return. The Company also files consolidated or separate company income tax returns in various states. The tax returns remain subject to examination by tax authorities for a certain length of time following the tax year to which those filings relate. Tax returns for 2007 through 2010 remain subject to examination by the applicable taxing authorities. As of December 31, 2010, the only ongoing audit is an audit of the Company’s federal tax return for the year ended December 31, 2009.

17.	Related Party Transactions

Other receivables, includes a receivable due from an officer and majority shareholder totaling $103 and $105 at December 31, 2010 and 2009 respectively, relating to prior advances to the officer.

The Company had a payable due to an officer and majority shareholder, included in accrued expense, totaling $89 at December 31, 2008, which represents amounts payable to the individual in consideration for the individual’s personal guarantee of certain debt of the Company.

During 2010, the Company entered into demand notes with related parties classified as short term loan obligations. The balance due on these obligations as of December 31, 2010 was $330.

The loans receivable from employees at December 31, 2010, 2009, and 2008 were $38, $6, and $10 respectively.

18.	Commitments and Contingencies

Sales Tax

As a result of an audit of the Company’s sales and use tax returns for the period covering from the fourth quarter of 2002 through the fourth quarter of 2004, the Company has a sales tax liability owed to the California State Board of Equalization (“Tax Board”). This audit was completed during 2009 and the fusionstorm

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(000’s omitted except for per share amounts)

Company was assessed taxes and interest aggregating $1,200 which is included in accrued expenses at December 31, 2010. The Company has accrued a liability at December 31, 2010 for the estimated amount it will be liable for pursuant to an ongoing sales and use tax audit of fiscal years 2005 through 2010.

Settled Litigation

The Company was involved in legal proceedings alleging trade secret misappropriation, interference with prospective economic advantage, breach of fiduciary duty, breach of the duty of loyalty, related aiding and abetting claims and unfair competition. The final settlement in 2010 resulted in the Company being assessed total settlement of $10,975. During 2010, the Company paid the plaintiff $6,327 and executed the Repayment Agreement Note.

The Company was also involved in separate legal proceedings which alleged trade secret misappropriation, interference with prospective economic advantage, breach of fiduciary duty, breach of the duty of loyalty, related aiding and abetting claims and unfair competition. In 2010 the Company entered into a settlement and release agreement with the plaintiff by which all claims have been settled and the Company was released from further liability or claims and the Company agreed to pay a sum of $1,250. During 2010, the Company paid the plaintiff $550 and agreed to pay the remaining balance in $100 monthly increments. The consolidated balance sheets include a current portion of long term debt of $700 at December 31, 2010, and an accrued expense of $1,250 at December 31, 2009 related to this matter.

The Company is a party in various other legal actions and claims brought by or against it. In the opinion of the Company’s management and legal counsel, the ultimate resolution of these proceedings, actions and claims, may not materially affect the financial position or results of operations of the Company.

Vendor Purchase Commitment

On January 1, 2009, certain notes payable to a vendor were amended, and the vendor agreed to forgive $4,000 of the principal balance ratably over a 48-month period beginning January 1, 2009, provided that the Company maintained a purchase agreement with that vendor during that term. The balance of these notes payable of $3,156 was repaid in 2009.

If during the 48-month period ending December 31, 2012, the Company terminates the purchase agreement with the vendor or if the purchase agreement is canceled by the vendor for cause (events including bankruptcy or insolvency), then the Company is liable to repay a portion of the $4,000 forgiveness based on the months remaining in that 48-month period. The $4,000 forgiveness is being recognized by the Company as a reduction of cost of goods sold in the consolidated statement of operations, with an offsetting reduction in the related accrued expense. The Company recognized $1,000 and $1,000 as forgiveness in the years ended December 31, 2010 and 2009 respectively. The amounts to be recognized in future periods as a reduction of cost of goods sold have been classified as current and long-term accrued expenses at December 31, 2010.

19.	Segment Reporting

Following the disposition of Jeskell, the Company engages in business activities as one operating segment that resells products and provides managed services and professional services to various customers. The Company’s chief operating decision maker evaluates performance and determines resource allocation based on the Company’s consolidated sales and operating results. Financial information of Jeskell is presented prior to its disposition in (Note 20).

fusionstorm

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(000’s omitted except for per share amounts)

20.	Discontinued Operations

As discussed in Note 1, in October, 2010, the Company sold certain assets and liabilities of Jeskell for $1,848, ($1,278 of cash and a promissory note for $570). At December 31, 2010 $380 is included in the current portion of other receivables and $190 is included in other long term assets at December 31, 2010.

The assets and liabilities of the discontinued operations were comprised of the following:

	As of December 31,
	2010	2009
Assets of discontinued operations
Cash	$327	$1,531
Receivables	304	40,624
Inventory	-	49
Property and equipment, net	-	486
Other assets	30	346
Income taxes	829	1,094
Goodwill and intangible assets	-	11,063

Total assets	$1,490	$55,193

Liabilities of discontinued operations
Accounts payable	$513	$39,218
Accrued and other expenses	550	1,522
Deferred revenue	-	372
Sales tax payable	68	645
Income taxes	-	50

Total liabilities	$1,131	$41,807

The operating results of these operations, including those related to prior years, have been reclassified from continuing operations to discontinued operations in the accompanying consolidated financial statements. Revenues and income before income tax (expense) benefit attributable to discontinued operations for the years ended December 31, 2010, 2009 and 2008, respectively, are as follows:

	Year Ended December 31,
	2010	2009	2008
Revenues	$80,548	$144,241	$116,257

Gross profit	9,361	14,850	17,545

Loss from discontinued operations before income tax (expense) benefit	(9,997)	(1,336)	1,687
Income tax (expense) benefit	(208)	22	(311)

Net (loss) income from discontinued operations	(10,205)	(1,314)	1,376

fusionstorm

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(000’s omitted except per share amounts)

	Six months ended June 30,
	2011	2010
Revenues
Products	$161,962	$169,259
Services	26,258	18,123

Total revenues	188,220	187,382

Cost of revenues
Products	135,123	141,340
Services	14,733	9,083

Total cost of revenues	149,856	150,423

Gross profit	38,364	36,959
Operating expenses	36,888	40,002

Income (loss) from operations	1,476	(3,043)

Other expenses:
Interest expense	(4,967)	(2,907)
Other expense	(270)	(18)

Total other expense	(5,237)	(2,925)

Loss from continuing operations before income tax benefit	(3,761)	(5,968)
Income tax benefit	615	1,533

Loss from continuing operations	(3,146)	(4,435)
Discontinued operations:
Income (loss) from discontinued operations, net of income taxes	490	(1,538)

Net loss	$(2,656)	$(5,973)

Net (loss) earnings per common share:
Basic and diluted:
Loss from continuing operations	$(0.23)	$(0.35)
Income (loss) from discontinued operations, net	0.04	(0.12)

Net loss per common share	$(0.19)	$(0.47)

Basic and diluted weighted average common shares outstanding	13,603	12,658

The accompanying notes are an integral part of these financial statements.

fusionstorm

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(000’s omitted except for per share amounts)

	June 30, 2011	December 31, 2010
ASSETS
Current assets
Cash	$935	$1,055
Restricted cash	809	4,266
Accounts receivable, net	67,076	67,739
Other receivables	4,017	2,790
Income tax receivable, net	4,045	3,978
Inventory	29,867	14,498
Deferred costs	15,326	16,829
Prepaid expenses	1,817	2,475
Deferred income taxes	8,850	8,810

Total current assets	132,742	122,440
Property and equipment, net	5,944	6,074
Goodwill	29,361	29,361
Intangible assets	2,938	3,380
Other long-term assets	302	626
Deferred income taxes, long-term	3,379	3,000
Assets of discontinued operations	1,049	1,490

Total assets	$175,715	$166,371

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Current liabilities:
Current portion of long-term debt	$17,221	$30,980
Accounts payable	93,806	70,859
Commissions payable	4,465	6,885
Sales tax payable	7,589	7,285
Accrued expenses	14,231	11,435
Deferred revenue	32,970	27,318

Total current liabilities	170,282	154,762
Long-term debt, net of current portion	738	2,988
Accrued expenses, long-term	3,295	4,075
Warrant liability	5,047	3,658
Deferred revenue, long-term	450	1,466
Liabilities of discontinued operations	192	1,131

Total liabilities	180,004	168,080

Commitments and contingencies (Note 10)

Shareholders’ deficit:
Preferred stock, $0.001 par value, 3,000 shares authorized and none outstanding at June 30, 2011 and December 31, 2010	-	-
Common stock, $0.0001 par value, 50,000 shares authorized 13,726 shares issued, and 13,603 shares outstanding as of June 30, 2011, and December 31, 2010	1	1
Additional paid-in capital	31,647	31,571
Treasury stock	(123)	(123)
Accumulated deficit	(35,814)	(33,158)

Total shareholders’ deficit	(4,289)	(1,709)

Total liabilities and shareholders’ deficit	$175,715	$166,371

The accompanying notes are an integral part of these financial statements.

fusionstorm

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(000’S omitted except per share amounts)

	For the six months ended June 30,
	2011	2010
Cash flows from operating activities:
Net loss	$(2,656)	$(5,973)
Net (income) loss from discontinued operations, net of tax	(490)	1,538

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization of property and equipment (Note 5)	2,754	1,466
Amortization of intangible assets	442	922
Stock based compensation	73	6,134
Amortization of discount on Senior Subordinated Variable Interest Rate Notes	63	206
Debt forgiveness (Note 9)	(500)	(500)
Change in fair value of phantom stock liability	2,008	1,414
Deferred taxes	(422)	(3,113)
Change in fair value of warrant liability	1,389	978
Bad debt expense	(307)	(30)
Changes in assets and liabilities:
Accounts receivables	570	(12,704)
Inventory	(15,369)	(7,264)
Income tax receivable	(67)	(616)
Other current assets	1,334	(5,169)
Other long-term assets	324	(386)
Accounts payable	22,947	10,108
Accrued expenses and other current payables	(1,504)	2,664
Deferred revenue	4,640	1,660
Other long-term liabilities	(101)	(578)

Net cash provided by (used in) operating activities	15,128	(9,243)

Cash flows from investing activities:
Purchase of property and equipment	(2,624)	(2,352)
Acquisition of businesses, net of cash acquired	-	(811)
Decrease in restricted cash	3,457	661

Net cash provided by (used in) investing activities	833	(2,502)

Cash flows from financing activities:
Advances of long-term debt	-	1,306
Repayment of long-term debt	(5,306)	(1,454)
Net (repayments) proceeds from financing facility	(10,766)	12,496

Net cash (used in) provided by financing activities	(16,072)	12,348

Discontinued Operations:
Net cash (used in) provided by operating activities	(9)	238
Net cash used in investing activities	-	(28)

Net cash (used in) provided by discontinued operations	(9)	210

Net decrease in cash	(120)	813
Cash, beginning of period	1,055	888

Cash, end of period	$935	$1,701

Supplemental disclosure of cash flow information:
Cash paid for interest	$3,787	$1,434
Cash paid for income taxes	$81	$52
Issuance of common stock in conjunction with acquisition	$-	$16,022
Issuance of fully vested stock options in conjunction with acquisition	$-	$1,432

The accompanying notes are an integral part of these financial statements.

fusionstorm

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(000’s omitted except for per share amounts)

1.	Summary of Significant Accounting Policies

Description of Business:

fusionstorm (the “Company”) is a value added reseller of technology products including, but not limited to, hardware and software products, maintenance services, professional services, managed services, and network security products and services. The Company acquires these products from various distributors and manufacturers. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Jeskell, Incorporated (“Jeskell”) and Sixred, LLC (“Sixred”). Jeskell and Sixred were disposed of 2010 and have been treated as discontinued operations in the accompanying financial statements (Note 11). All significant intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements have been prepared in conformity with the rules and regulations of the Securities and Exchange without audit. They do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. The unaudited interim consolidated financial statements have been prepared on the same basis as the Company’s annual consolidated financial statement and, in the opinion of the Company’s management, reflect all adjustments consisting of normal recurring adjustments considered necessary to present fairly the Company’s results of its operations and its cash flows for the six month periods ended June 30, 2011 and 2010.

It is recommended that these consolidated condensed financial statements be read in conjunction with the Company’s 2010 consolidated financial statements and the notes thereto.

Critical Accounting Estimates in the Preparation of Financial Statements:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates the critical accounting estimates, including those related to accounts receivable and inventory reserves, deferred tax asset valuation allowances, useful lives of property and equipment, asset impairments, certain accrued expenses, sales tax liabilities, stock options, phantom stock and warrants to purchase common stock. The Company bases its estimates on historical experience, valuation models and on other assumptions that the Company believes to be reasonable under the circumstances. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. ASC 740 requires that a valuation allowance be established when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company utilizes a two-step approach to recognizing and measuring uncertain tax positions (tax contingencies). The first step evaluates the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the Company will sustain the position on audit, including resolution of related appeals or litigation processes. The second step measures the tax benefit as the largest amount more than 50% likely of being realized upon ultimate settlement. The Company includes fusionstorm

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(000’s omitted except for per share amounts)

interest and penalties related to its tax contingencies in income tax expense. At June 30, 2011 and December 31, 2010 the Company had no unrecognized tax benefits which would materially affect its effective tax rate if recognized.

Risk and Uncertainties:

There are many factors that affect the Company’s business and results of operations and many of such factors are beyond its control, including reliance on a small number of customers for a significant portion of its sales and gross profit, competition from other resellers and manufacturers, changes in general economic conditions and customer specific financial problems.

Revenue Recognition:

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectability is reasonably assured in accordance with FASB ASC605 Revenue Recognition. When the Company sells a hardware product in a single element arrangement that does not include any installation or configuration services, the Company recognizes the product revenues when title and risk of loss have transferred to the customer, which is generally when it arrives and is accepted at the customer’s location.

The Company also enters into revenue arrangements that consist of multiple deliverables of products and services. When a customer order contains multiple products and services and such items are delivered at varying times, the Company determines whether the delivered items can be considered separate units of accounting. Delivered items are considered separate units of accounting if they have value to the customer on a stand-alone basis and if delivery of undelivered items is probable and substantially in the Company’s control. However, if the delivered items do not have stand-alone value to the customer without undelivered products or services, the Company recognizes revenue on the arrangement as a single unit of accounting, based on either the completed-performance or proportional-performance methods as described below.

The Company allocates value to each element following guidance issued by the FASB in October 2009. Under this guidance, the Company determines the fair value of each element by first determining whether it has vendor specific objective evidence (“VSOE”) for each element. For elements without VSOE, the Company next considers whether third party evidence (“TPE”) of fair value exists. Finally, for elements where neither VSOE nor TPE exists, management estimates the selling price for each remaining element. After assigning a value to each element following this hierarchy, the Company allocates total arrangement consideration to the various elements on a relative basis and recognizes revenue on each element separately. The Company adopted this guidance in 2010 and has applied it retrospectively for all periods presented.

Generally, the Company’s deliverables meet the requirements for separation. For products, the Company is able to establish fair value based on VSOE, whereas for services the Company generally uses management’s estimate of selling price. Management determines the estimated selling price of its service elements considering a number of factors, including limited stand-alone sales, internal costs and gross margin targets, as well as external factors such as market and competitive conditions.

For contracts where the services performed in the last of a series of acts is very significant, in relation to the entire contract, performance is not deemed to have occurred until the final act is completed. Once customer acceptance has been received, or the last significant act is performed, the Company recognizes revenue. Revenue is generally recognized on professional service contracts using the completed-performance method. Revenue is generally recognized on managed service contracts on a straight line basis over the contractual period, except for setup fees which do not qualify as a separate unit of accounting. Such fees are initially deferred and recognized over the estimated customer life.

fusionstorm

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(000’s omitted except for per share amounts)

In many contracts, billing terms are agreed upon based on performance milestones such as the execution of a contract, the customer’s acceptance of the equipment, and the partial or complete delivery of products and/or the completion of specified services. Billings made before delivery has occurred or services have been rendered are recorded as deferred revenue until the revenue recognition criteria are met.

The Company evaluates all sales of products and services under ASC 605-45-45 to determine whether the Company is a principal or an agent on the underlying transaction. For the substantial majority of its product sales, the Company is the primary obligor and otherwise meets the criteria established by the guidance to recognize such transactions as a principal. Accordingly, the Company has concluded that it should record such transactions on a gross basis. When such conditions are not met, the Company records the related product sales on a net basis.

On maintenance and support contracts where the primary obligor is the product manufacturer or another third party, the Company records its revenue on a net basis. When the Company is required to perform the underlying services as the primary obligor, the revenue is recorded on a gross basis. The substantial majority of the Company’s maintenance and support revenue is recorded on a net basis.

When revenue on an arrangement is deferred, the Company capitalizes its direct and incremental costs of revenue. These costs are recorded as deferred assets and amortized over the same period and in the same manner as the related revenue.

The Company offers rights of return to its customers on the products it sells. The Company records a sales return allowance at the time of sale based on all available facts and circumstances, including historical information regarding product return rates. Changes to the sales return allowance are recorded as a component of revenues.

In accordance with ASC 605-50, the Company records vendor rebates received under its vendor incentive programs pursuant to binding arrangements as a reduction of cost of sales based on a systematic and rational allocation that is based upon progress by the Company toward earning the rebate, provided the amounts are probable and reasonably estimable. If the rebate is not probable and reasonably estimable, it is recognized as the milestones are achieved. In some programs, when the Company completes a specified cumulative level of purchases, the rebate percentage increases as a percentage of purchases.

The Company collects and remits sales taxes on products and services that it purchases and sells under its contracts with customers, and reports such amounts using the net method in its consolidated statements of operations.

Fair Value Measurements:

The Company follows the guidance of ASC 820 Fair Value Measurements and Disclosures in measuring the fair value of its financial instruments. ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1—Observable inputs such as quoted prices in active markets;

•	Level 2—Inputs other than the quoted prices in active markets that are observable either directly or indirectly; and

•	Level 3—Unobservable inputs in which there is little or no market data, which require the Company to develop its own assumptions.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a non-recurring basis, the Company measures certain financial assets and liabilities at fair value. The Company’s goodwill and long-lived assets are fusionstorm

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(000’s omitted except for per share amounts)

subjected to non-recurring fair value measurement; certain warrants, an embedded derivative in a debt instrument are subjected to recurring fair value measurements (Note 3). For financial instruments that are not accounted for under ASC 820, which consist primarily of cash, accounts receivable, accounts payable, and accrued expenses, and other liabilities, the Company considers the recorded value of the financial instruments to approximate the fair value due to their short maturities, and in the case of debt, due to either its short maturities or variable interest rates.

Goodwill:

The Company evaluates its goodwill for impairment annually as of November 30, and whenever events or changes in circumstances indicate that the assets might be impaired. The Company has only one reporting unit that earns revenues, incurs expenses, and for which it makes available discrete financial information for review by its chief operating decision maker as of June 30, 2011.

Testing for goodwill impairment is a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of the reporting unit with the carrying value of its net assets. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test must be performed to measure the amount of impairment loss, if any. In connection with the Company’s continuing operations the Company did not identify any impairment during the six month period ended June 30, 2011 or the year ended December 31, 2010.

Stock Compensation Plans:

The Company utilizes the fair value method of accounting to account for share-based compensation awards. This requires the Company to measure and recognize in its statements of operations the expense associated with all share-based payment awards made to employees and directors based on estimated fair values. The Company uses the Black-Scholes model to determine the fair value of share-based payment awards.

Recently Issued and Adopted Accounting Standards:

In January 2010, the FASB issued an update to Fair Value Measurements and Disclosures. This update requires new disclosures of transfers in and out of Levels 1 and 2 and of activity in Level 3 fair value measurements. The update also clarifies the existing disclosures for levels of disaggregation and about inputs and valuation techniques. This update is effective for interim and annual reporting periods beginning after December 15, 2009, except for disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this update does not have an impact on its results of operations and financial condition.

In December 2010, the FASB issued updated guidance on goodwill and other intangibles regarding when to perform step two of the goodwill impairment test for reporting units with zero or negative carrying amounts. The guidance modifies step one of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform step two of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist such as if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its recorded amount. This guidance became effective for the Company on January 1, 2011. The Company does not expect it to have an impact on its consolidated financial statements.

fusionstorm

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(000’s omitted except for per share amounts)

In August 2011, the FASB approved a proposal for revising the testing of goodwill. The revised accounting standard intends to simplify how an entity tests goodwill for impairment. The amendment will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity no longer will be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The guidance also includes examples of the types of factors to consider in conducting the qualitative assessment. The FASB expects to issue a final Accounting Standards Update in September 2011. The amendments will be effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, and early adoption will be permitted. The Company does not expect the adoption of the revised accounting standard to have a material impact on its consolidated financial statements.

Subsequent Events:

Companies are required to evaluate events and transactions that occur after the balance sheet date but before the date the financial statements are issued (“Subsequent Events”). The Company has evaluated Subsequent Events through the date the financial statements are available to be issued. As discussed in Note 2, on August 10, 2011 the Company amended its Financing Facility and Senior Subordinated Variable Interest Rate Note.

2.	Financing Agreements

At June 30, 2011, the Company had Floor Plan Financing, an in-Process Orders Facility and receivables based Working Capital Financing (“Financing Facility”) with combined availability of $60,000. This Working Capital Facility requires monthly interest payments at LIBOR plus 5.75% (5.94% at June 30, 2011). Outstanding borrowings at June 30, 2011 and December 31, 2010, totaled $10,699 and $21,466 respectively.

Floor Plan Facility

The Company has a Floor Plan Facility with a financial institution that is specifically for the direct procurement of product for sale. This facility, combined with the Working Capital Facility described below, allows for credit of up to $50,000, with amounts payable within terms consistent with trade accounts payable transactions and carries no interest on the balance due less than sixty days. The balance payable by the Company at June 30, 2011 and December 31, 2010 is $15,461 and $14,526 respectively, and is reflected as accounts payable in the consolidated balance sheet as it represents amounts due with terms consistent with trade accounts payable transactions.

In-Process Orders Facility

The Company’s In-Process Orders Facility allows the Company to finance orders in-process by customers that have not yet been shipped or invoiced to the Company by vendors or manufacturers. This arrangement provides for up to $10,000 of borrowing, with amounts payable within terms consistent with trade accounts payable transactions and carries no interest on the balance due less than sixty days. There was no balance payable by the Company at June 30, 2011 or December 31, 2010, respectively. Any amounts due under this portion of the agreement would be recorded as accounts payable in the consolidated balance sheet as it represents amounts due with payment terms consistent with accounts payable transactions.

fusionstorm

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(000’s omitted except for per share amounts)

Working Capital Facility

The Company has a Working Capital Facility with the same financial institution under which it can borrow up to $25,000. Combined borrowings under the Working Capital Facility and the Floor Plan Facility cannot exceed $50,000; borrowings are limited to 80% of eligible collateral (primarily accounts receivable), and are secured by substantially all of the Company’s assets. Available borrowings (combined availability under the Line of Credit and Floor Plan Facilities) were $6,191 and $5,198 at June 30, 2011, and December 31, 2010, respectively.

The Financing Facility is secured by substantially all of the business assets of the Company and was scheduled to expire on October 25, 2011. As discussed further below, the expiration date of the Financing Facility was extended to October 25, 2012 subsequent to the six month period ended June 30, 2011.

As a condition of the above agreement, the Company is required to maintain a lockbox account under sole control of the financial institution. The Company’s cash receipts are remitted to the lockbox and, on a daily basis the financial institution determines the amounts that can be transferred to the Company’s operating account and the amount that will remain in the lockbox to be used to pay outstanding balances. As such, $809 and $4,266 is classified as restricted cash at June 30, 2011 and December 31, 2010, respectively, under this arrangement.

As part of the above agreements, the financial institution issued a $5,000 letter of credit to guarantee payment by the Company to a secured vendor; the Company is fully liable for the letter of credit. Upon issuance of any letter of credit, the Company is required to pay a guarantee fee of LIBOR plus 3.5% per annum of the face value of the letter of credit. An annual facility fee at a rate of $100 is also required in connection with the financing agreements. Such fees totaled $162 and $118 for the six months ended June 30, 2011 and 2010 respectively.

Repayment Agreement Notes

These two notes resulted from a Repayment Agreement entered into by the Company during 2010 to settle the remaining balance of amounts owed as the result of the settlement of a legal proceeding. This note is related to a settlement agreement reached in 2010 to settle litigation (Note 10).

Renegotiated Trade Payables

These notes represent certain trade payables that were extended and converted to debt obligations.

Senior Subordinated Variable Interest Rate Notes Payable

In conjunction with the original issuance of these notes, the Company issued warrants (Note 9). The notes contained an embedded derivative due to a mandatory put option to repay the principal amount contingent on the occurrence of certain events. The Company has bifurcated the embedded derivative and recorded it at its fair value (Note 3). The variable interest rate on the note is calculated as one year LIBOR plus 10.5%, adjusted annually on October 6. During 2010, the Company restructured the payment terms on these unsecured notes, reducing the amount of each monthly principal payment, and extending the payments through February 2013; the restructuring was accounted for as a debt modification. The Company recorded interest expense relating to Senior Subordinated Variable Interest Rate debt of $103 and $187 for the six months ended June 30, 2011 and 2010 respectively.

fusionstorm

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(000’s omitted except for per share amounts)

Notes Payable to Related Parties

The Company has demand notes payable to related parties for $40 with an interest rate of 10%, which are due in 2011.

The Company’s Financing Facility and Senior Subordinated Variable Interest Rate Note arrangements outlined above contain financial covenants relating to earnings, debt service coverage, tangible net worth and working capital, and the Company violated some of its covenants during the six months ended June 30, 2011. The lenders agreed to a forbearance agreement under which the lenders have agreed to waive pursuing any potential remedies until August 31, 2011. On August 10, 2011, the Company amended the agreements with each of these lenders to waive all events of default through the amendment date and to extend the expiration date of the Financing Facility to October 25, 2012.

Long term debt (exclusive of floor plan financing arrangements) consists of the following:

	June 30, 2011	December 31, 2010
Financing Facility	$10,699	$21,466
Repayment Agreement Notes due in monthly principal and interest (at 10%) installments through July, 2012.	3,583	4,582
Renegotiated trade payables due in monthly principal and, in certain cases interest, installments through October, 2011. The weighted average interest rate is 8.82% at June 30, 2011.	1,756	4,405
Senior Subordinated Variable Interest Rate Notes payable due in monthly principal and interest (11.74% at June 30, 2011) installments through February 2013.	1,474	1,923
Settlement Agreement Note, due in monthly installments of principal through only June, 2011.	100	700
Notes payable to related parties, 10% interest, due in 2011.	40	330
Capital leases secured by equipment, due in monthly installments of $63 including interest ranging from 7.15% to 10.12% through March, 2012.	408	726

	18,060	34,132
Less discount on Senior Subordinated Variable Interest Rate Note.	(101)	(164)

	17,959	33,968
Less current portion	(17,221)	(30,980)

Long-term debt, net of current portion	$738	$2,988

3.	Fair Value of Financial Instruments

The Company accounts for the fair values of its assets and liabilities in accordance with ASC 820. Accordingly, the Company follows a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value. The Company had no transfers into or out of Level 3. The following table summarizes the fair value hierarchy of its financial instruments:

	Balance as of June 30, 2011	Quoted Prices in Active Markets for Identical (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities
Warrants	$5,047	$-	$-	$5,047
Embedded derivative	-	-	-	-

fusionstorm

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(000’s omitted except for per share amounts)

	Balance as of December 31, 2010	Quoted Prices in Active Markets for Identical (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities
Warrants	$3,658	$-	$-	$3,658
Embedded derivative	1	-	-	1

As of December 31, 2010 the Company had concluded that a debt agreement with a third party contained a mandatory prepayment feature connected with the occurrence of certain events that was considered an embedded derivative. As of March 31, 2011 the mandatory prepayment feature had expired.

4.	Intangible Assets

Intangible assets with definite useful lives consist of the following at June 30, 2011:

	Cost	Accumulated amortization	Net book value
Customer lists	$6,315	$(3,499)	$2,816
Deferred financing costs	1,666	(1,544)	122

Total	$7,981	$(5,043)	$2,938

Intangible assets with definite useful lives consist of the following at December 31, 2010:

	Cost	Accumulated amortization	Net book value
Customer lists	$6,315	$(3,093)	$3,222
Deferred financing costs	1,666	(1,508)	158

Total	$7,981	$(4,601)	$3,380

5.	Property and Equipment

Property and equipment consists of the following:

	June 30, 2011	December 31, 2010
Equipment, furniture, fixtures, and other	$16,542	$13,919
Leasehold improvements	310	310
Assets under capital lease	710	710

Total	17,562	14,939
Less accumulated depreciation and amortization	(11,618)	(8,865)

Property and equipment, net	$5,944	$6,074

As of June 30, 2011, and December 31, 2010 accumulated amortization of assets under capital leases was $687 and $600, respectively.

Depreciation and amortization expense of $2,754 and $1,466 for the six months ended June 30, 2011 and 2010 includes amortization of assets under capital lease of $87 and $140, respectively.

fusionstorm

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(000’s omitted except for per share amounts)

6.	Accrued Expenses

Accrued expenses, short-term consist of the following:

	June 30, 2011	December 31, 2010
Phantom stock plan	$7,298	$5,290
Accrued professional fees	1,787	2,236
Accrued salary and benefits	2,809	1,340
Other	1,023	1,269
Contingent debt forgiveness, short-term	1,000	1,000
Contingent consideration, short-term	314	300

Total accrued liabilities, short-term	$14,231	$11,435

Accrued expenses, long-term consist of the following:

	June 30, 2011	December 31, 2010
Contingent debt forgiveness, long-term	$500	$1,000
Contingent consideration, long-term	707	809
Commissions payable, long-term	443	621
Uncertain tax positions	1,645	1,645

Total accrued liabilities, long-term	$3,295	$4,075

7.	(Loss) Earnings Per Share

Basic losses per share are calculated by dividing net income by the weighted average shares outstanding during the period. Diluted losses per share are computed similarly to basic losses per share, except that the weighted average shares outstanding are increased to include equivalents, when their effect is dilutive. In periods of net loss, all potentially dilutive shares are considered anti-dilutive and are excluded from the calculation. During the periods ended June 30, 2011 and June 30, 2010, all outstanding stock options and common share warrants were excluded from the diluted shares calculation as their effects are considered anti-dilutive.

8.	Stock Based Compensation

The Company has granted stock-based awards under its 2008 Restated Stock Option Plan (“2008 Plan”). Under the 2008 Plan, awards may consist of incentive stock options or non-statutory stock options as determined by its Board of Directors. Subject to the provisions of the 2008 Plan, awards may be granted to employees, officers, directors, and consultants. The Company has issued stock options to employees.

Share-based compensation expense for the six months ended June 30, 2011 and 2010 was $73 and $6,134 respectively. As of June 30, 2011, there were 1,359 stock options outstanding.

During the six months ended June 30, 2011, the Company granted 150 stock options. The key assumptions used in determining the valuation included:

Risk-free interest rate	2.1%
Expected term (in years)	5.3
Volatility	96%

fusionstorm

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(000’s omitted except for per share amounts)

9.	Warrants

The Company had outstanding warrants to purchase 540 shares of common stock, related to the issuance of the Senior Subordinated Variable Interest Rate note (“Warrant A”) as of June 30, 2011 and December 31, 2010. Warrant A has an exercise price of $0.0001 per share and expires in October, 2016. The Company established the fair value of warrant-related liabilities using the Binomial option valuation model. The table below summarizes the value of the warrant-related liability recorded on the Company’s balance sheet:

	June 30, 2011	December 31, 2010
Warrant-related liability	$5,047	$3,658

The loss from the change in fair value of the warrants for the six months ended June 30, 2011, and June 30, 2010 is summarized below:

	Six Months Ended June 30,
	2011	2010
Loss from change in fair value of warrants	$1,389	$978

The table below summarizes the assumptions used to determine the value of warrant-related liabilities.

	June 30, 2011	December 31, 2010
Warrant A:
Risk-free interest rate	2.1%	2.4%
Expected dividend yield	-	-
Expected term (in years)	5.3	5.8
Expected volatility	96%	106%

As of June 30, 2011 and December 31, 2010, the Company had outstanding warrants to repurchase 309 shares of common stock relating to the placement fee for the issuance of Senior Subordinated Interest Rate note (“Warrant B”) which have an exercise price of $2.00 per share and expire in October, 2016. Warrant B was accounted for as equity as of June 30, 2011, and December 31, 2010.

There were no warrants exercised during the six months ended June 30, 2011, and June 30, 2010.

10.	Commitments and Contingencies

Sales Tax

As a result of an audit, the Company has a sales tax liability owed to the California State Board of Equalization (“Tax Board”). The Tax Board performed an audit of the Company’s sales and use tax returns for the period covering from the fourth quarter of 2002 through the fourth quarter of 2004. This audit was completed during 2009 and the Company was assessed taxes and interest aggregating $1,200. This liability of $1,200 is included in Sales Taxes Payable at June 30, 2011 and December 31, 2010. In addition the Company has accrued a liability at June 30, 2011 and December 31, 2010 for the estimated amount it will be liable for pursuant to an in process audit of fiscal years 2005 through 2010.

Settled Litigation

The Company was involved in legal proceedings alleging trade secret misappropriation, interference with prospective economic advantage, breach of fiduciary duty, breach of the duty of loyalty, related aiding and fusionstorm

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(000’s omitted except for per share amounts)

abetting claims and unfair competition. The final settlement in 2010 resulted in the Company being assessed total damages of $10,975. During 2010, the Company paid the plaintiff $6,327 and executed the Repayment Agreement Notes. The remaining balance due under the Repayment Agreement Notes as of June 30, 2011 was $3,583 which represents the total remaining obligations to plaintiff.

The Company was also involved in separate legal proceedings which alleged trade secret misappropriation, interference with prospective economic advantage, breach of fiduciary duty, breach of the duty of loyalty, related aiding and abetting claims and unfair competition. In 2010 the Company entered into a settlement and release agreement with the plaintiff by which all claims have been settled and the Company was released from further liability or claims and the Company agreed to pay a sum of $1,250. The remaining balance due to the plaintiff as of June 30, 2011 was $700 which represents the total remaining obligations

The Company is a party in various other legal actions and claims brought by or against it. In the opinion of the Company’s management and legal counsel, the ultimate resolution of these proceedings, actions and claims, will not materially affect the financial position or results of operations of the Company.

Vendor Purchase Commitment

On January 1, 2009, a vendor agreed to forgive $4,000 of the amount due to the vendor ratably over a 48-month period beginning January 1, 2009, provided that the Company maintained a purchase agreement with that vendor during that term.

If during the 48-month period ending December 31, 2012, the Company terminates the purchase agreement with the vendor, or if the purchase agreement is canceled by the vendor for cause (events including bankruptcy or insolvency), then the Company is liable to repay a portion of the $4,000 forgiveness based on the months remaining in that 48-month period. The $4,000 forgiveness is being recognized by the Company as a reduction of cost of goods sold in the consolidated statement of operations, with an offsetting reduction in the related accrued expense. The Company recognized $500 and $500 as forgiveness in the six months ended June 30, 2011 and June 30, 2010 respectively. The amounts to be recognized as income in future periods have been classified in current and long-term accrued expenses at June 30, 2011.

11.	Discontinued Operations

In October, 2010, the Company sold certain assets and liabilities of Jeskell for $1,848. In connection with this sale, the Company received $1,278 of cash and a promissory note for $570 payable in quarterly installments through April, 2012 at December 31, 2010.

The operating results of these operations, including those related to prior years, have been reclassified from continuing operations to discontinued operations in the accompanying consolidated financial statements. Revenues and income (loss) from discontinued operations for the six months ended June 30, 2011, and June 30, 2010 are as follows:

	Six months ended June 30
	2011	2010
Net revenues	$227	$42,060

Gross (loss) profit	(29)	5,792

Income (loss) from discontinued operations	608	(2,152)
Income tax (expense) benefit	(118)	614

Net income (loss) from discontinued operations, net of tax	$490	$(1,538)

fusionstorm

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(000’s omitted except for per share amounts)

The assets and liabilities of the discontinued operations consist of the following:

	June 30, 2011	December 31, 2010
Assets of discontinued operations:
Cash	$165	$327
Receivables	23	304
Income tax receivable	64	-
Income taxes	763	829
Other assets	34	30

Total assets of discontinued operations	1,049	1,490

Liabilities of discontinued operations:
Accounts payable	129	513
Accrued and other expenses	-	550
Sales tax payable	63	68

Total liabilities of discontinued operations	$192	$1,131

12.	Merger Agreement

On May 14, 2011, FS Merger Sub, Inc., a wholly owned subsidiary of FusionStorm Global Inc. (“FSG”) formed on May 2, 2011, entered into an agreement and plan of merger (“Merger Agreement”) by and among FS Merger Sub, Inc., fusionstorm and the stockholders of the Company and amended the Merger Agreement on June 20, 2011. Pursuant to Merger Agreement as amended, FS Merger Sub, Inc. will merge with and into the Company, resulting in the Company becoming a wholly owned subsidiary of FSG. Consideration for the merger will be comprised of $100 million in cash, plus shares of FSG’s common stock with a value of $100 million. The consummation of the transaction contemplated by the Merger Agreement as amended is subject to a number of conditions, including the successful completion of financing. There can be no assurance that the transaction will be consummated.

Independent Auditor’s Report

Board of Directors and Stockholders

Global Technology Resources, Inc. and Subsidiary

Denver, Colorado

We have audited the accompanying consolidated balance sheet of Global Technology Resources, Inc. and Subsidiary (collectively, the Company) as of December 31, 2010, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements of the Company for the year ended December 31, 2009, were audited by other auditors whose report, dated June 20, 2011, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Global Technology Resources, Inc. and Subsidiary as of December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ McGladrey & Pullen, LLP

Denver, Colorado

June 20, 2011

INDEPENDENT AUDITOR’S REPORT

Board of Directors and Stockholders

Global Technology Resources, Inc.

Denver, Colorado

We have audited the accompanying consolidated balance sheets of Global Technology Resources, Inc. (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Global Technology Resources, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Ehrhardt Keefe Steiner & Hottman PC

June 15, 2011

Denver, Colorado

Global Technology Resources, Inc. and Subsidiary

Consolidated Statements of Operations

Years Ended December 31, 2010, 2009 and 2008

(000’s omitted except for share amounts)

	2010	2009	2008
Revenues	$163,585	$169,119	$128,053
Cost of revenue	134,540	146,649	110,417

Gross profit	29,045	22,470	17,636
Operating expenses	26,205	23,071	17,523

Income (loss) from operations	2,840	(601)	113

Other income (expense):
Interest (expense) income	23	(83)	(101)
Other income (expense)	(25)	(67)	89

Total other income (expense)	(2)	(150)	(12)

Net income (loss)	2,838	(751)	101
Less: loss attributable to noncontrolling interest	161	106	-

Net income attributable to Global Technology Resources, Inc. and Subsidiary	$2,999	$(645)	$101

See Notes to Consolidated Financial Statements.

Global Technology Resources, Inc. and Subsidiary

Consolidated Balance Sheets

December 31, 2010 and 2009

(000’s omitted except for share amounts)

	2010	2009
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$5,362	$1,872
Investment in trading securities	149	357
Accounts receivable, net	22,025	33,589
Unbilled revenue	1,057	1,105
Other receivables	3,584	3,179
Inventory, net	2,118	1,336
Other current assets	796	495

Total current assets	35,091	41,933
PROPERTY AND EQUIPMENT, NET	1,559	1,418
CASH SURRENDER VALUE OF LIFE INSURANCE	556	529
NOTES RECEIVABLE, RELATED PARTIES	249	242
INVESTMENT IN AFFILIATE	115	125
OTHER LONG-TERM ASSETS	911	697

Total assets	$38,481	$44,944

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Line-of-credit	$23,153	$30,572
Accounts payable, trade	4,923	5,706
Accrued wages and benefits	2,281	1,762
Promissory note payable to related party, current portion	93	-
Other accrued expenses	696	1,086

Total current liabilities	31,146	39,126
PROMISSORY NOTE PAYABLE TO RELATED PARTY	323	-
RELATED PARTY PAYABLE	165	83
DEFERRED COMPENSATION	282	177
OTHER LONG-TERM LIABILITIES	166	160

Total liabilities	32,082	39,546

COMMITMENTS AND CONTINGENCIES (NOTE 4)

STOCKHOLDERS’ EQUITY
Common stock, no par value, 2010 and 2009: 10,000 shares authorized; 2010: 8,820 outstanding; 2009: 10,000 outstanding	29	29
Additional paid-in capital	376	45
Retained earnings	6,261	5,430

Total Global Technology Resources Inc. and Subsidiary stockholders’ equity	6,666	5,504
Noncontrolling interest	(267)	(106)

	6,399	5,398

	$38,481	$44,944

See Notes to Consolidated Financial Statements.

Global Technology Resources, Inc. and Subsidiary

Consolidated Statements of Cash Flows

Years Ended December 31, 2010, 2009, and 2008

(000’s omitted except for share amounts)

	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$2,838	$(752)	$101
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	733	637	408
Share-based compensation	331	45	-
Deferred compensation expense	105	119	58
Change in fair value of cash surrender value of life insurance	(26)	18	18
Write-off of note receivable	-	222	-
Changes in assets and liabilities:
Investment in trading securities	207	(65)	(51)
Accounts receivable, net	11,564	(16,090)	(2,208)
Unbilled revenue	48	(779)	430
Other receivables	(406)	(1,520)	(1,659)
Inventory, net	(781)	(964)	763
Other current assets	(301)	(234)	(135)
Other long-term assets	(214)	(481)	(141)
Accounts payable, trade	(783)	4,839	953
Accrued wages and benefits	519	756	180
Other accrued expenses	(390)	849	(33)
Related party payable	83	83	-
Other long-term liabilities	5	(50)	169

Net cash provided by (used in) operating activities	13,532	(13,367)	(1,147)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(874)	(657)	(893)
Advances on related party notes receivable	(95)	(392)	(88)
Collections on related party notes receivable	88	-	-
Purchases of life insurance	-	(142)	(420)
Investment in affiliate	-	-	(124)
Distribution from affiliate	10	-	-

Net cash used in investing activities	(871)	(1,191)	(1,525)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	-	-	-
Payments of long-term debt	(200)	-	-
Net proceeds (payments) from line-of-credit	(7,419)	16,226	537
Repurchase of stock	(500)	-	-
Stockholders’ distributions	(1,052)	(174)	(1,540)

Net cash (used in) provided by financing activities	(9,171)	16,052	(1,003)

Net increase in cash and cash equivalents	3,490	1,494	(3,675)

Cash and cash equivalents
Beginning of year	1,872	378	4,053

End of year	$5,362	$1,872	$378

(Continued)

Global Technology Resources, Inc. and Subsidiary

Consolidated Statements of Cash Flows (Continued)

Years Ended December 31, 2010, 2009, and 2008

(000’s omitted except for share amounts)

	2010	2009	2008
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$1	$101	$103

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

Promissory note issued to related party, net of discount of $110	$616	$-	$-

Forgiveness of a note receivable from IT Systems Integration, Inc., an entity affiliated through common ownership, totaling $278, which resulted in a $56 deemed noncash distribution	$-	$55	$-

See Notes to Consolidated Financial Statements.

Global Technology Resources, Inc. and Subsidiary

Consolidated Statements of Changes in Stockholders’ Equity

Years Ended December 31, 2010, 2009, and 2008

(000’s omitted except share amounts)

	Common Stock		Additional Paid-In- Capital	Retained Earnings	Noncontrolling Interest	Total Stockholders’ Equity
	Shares	Amount
Balance, December 31, 2007	10,000	$29	$-	$7,744	$-	$7,773
Distributions	-	-	-	(1,540)	-	(1,540)
Net income	-	-	-	101	-	101

Balance, December 31, 2008	10,000	$29	$-	$6,305	$-	$6,334
Distributions	-	-	-	(230)	-	(230)
Share-based compensation	-	-	45	-	-	45
Net income	-	-	-	(645)	(106)	(751)

Balance, December 31, 2009	10,000	29	45	5,430	(106)	5,398
Repurchase of stock	(2,150)	-	-	(1,116)	-	(1,116)
Distributions	-	-	-	(1,052)	-	(1,052)
Share-based compensation	-	-	331	-	-	331
Exercise of stock options	970	-	-	-	-	-
Net income	-	-	-	2,999	(161)	2,838

Balance, December 31, 2010	8,820	$29	$376	$6,261	$(267)	$6,399

See Notes to Consolidated Financial Statements.

Global Technology Resources, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Year Ended December 31, 2010, 2009 and 2008

(000’s omitted except for share amounts)

Note 1.	Description of Business and Summary of Significant Accounting Policies

Global Technology Resources, Inc. (GTRI) was founded in Colorado on December 12, 1998. The Company is a leading high-end solutions provider and technology consulting firm. The Company assists clients by aligning IT investments with business strategy in order to reduce costs and bridge the technology gap with emerging technologies and their adoption. The Company offers end-to-end consulting solutions which address client needs in the following areas: IT Strategy and Planning, Infrastructure, Convergence, Cyber-Security, Data Storage & Transport, Network Architecture, Systems Management, and Project Management. The Company’s integrated IT solutions help businesses develop their technical architectures, organizations, and core business processes for competitiveness, profitability, and growth. The Company is headquartered in Denver, Colorado and also maintains offices in several other states including, Utah, Washington, Oregon and Virginia.

Relevant Security Corporation (RSC) is a majority owned subsidiary of GTRI. RSC was founded in Colorado in January 2009. RSC provides Real Privacy Management™ (RPM) technology that offers transaction-level continuous, mutual authentication and security for data and electronic communications between all nodes on any network. RPM patented technology delivers true scalability by utilizing small code size and superior computational efficiency which solves the performance and security issues associated with today’s current applications. RPM is small enough, fast enough and efficient enough to perform continuous mutual authentication and security of all transactions in near real-time on any device. RSC’s core technology is Real Privacy Management (RPM), a secret-key authentication and security technology for which the company has three Patents granted and one Patent Pending, and an RPM application for SSLX™—Secure Sockets Layer extended, with two patents pending.

Basis of presentation: The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to ensure consistent reporting of financial condition, results of operation, and cash flows. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the FASB Accounting Standards Codification™ (ASC or the Codification). The Codification is effective for periods ending on or after September 15, 2009.

Principles of consolidation: The accompanying consolidated financial statements include the accounts of GTRI and its majority owned subsidiary, RSC. All intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates include allowance for doubtful accounts, allowance for sales returns, valuation of private company stock, deferred income taxes and certain accrued expenses. Actual results could differ from those estimates.

Cash and cash equivalents: The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Investment in trading securities: The Company’s short-term investments are comprised of marketable equity securities, all of which are classified as trading securities and are carried at their fair value based on the quoted market price of the securities at December 31, 2010, 2009 and 2008. Net realized and unrealized gains and losses on trading securities are included in net income (loss). For the purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

Global Technology Resources, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Year Ended December 31, 2010, 2009 and 2008

(000’s omitted except for share amounts)

Accounts receivable and allowance for doubtful accounts: Accounts receivable are carried at the original invoice amount less an allowance for doubtful accounts, to reserve for the inability of certain customers to pay their accounts receivable balances. The Company periodically assesses the financial condition of its customers to determine if there is reasonable assurance of collectability. Additional allowances may be required if the financial condition of those customers deteriorates. Bad debt expense (recovery of bad debt) for the years ended December 31, 2010, 2009 and 2008 was $(15), $19, and $96, respectively. Recoveries of accounts receivable previously written off are recorded when received. The Company does not charge interest on past due accounts.

Allowance for sales returns: The Company records allowances for sales returns as a reduction of revenue in the period the allowances are recognized. The balance of allowance for sales returns was approximately $1,029 and $1,369 at December 31, 2010 and 2009, respectively.

Concentrations of credit risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents as of December 31, 2010 on deposit at two financial institutions. Cash balances may, at times, exceed federally insured limits of $250 per depositor for interest-bearing accounts and unlimited coverage for noninterest-bearing accounts. Cash equivalents consist primarily of money market funds.

The Company grants credit in the normal course of business to customers in the United States. The Company periodically performs credit analysis and monitors the financial condition of its customers to reduce credit risk.

During the year ended December 31, 2010, revenues include sales to one major customer, which accounted for 10% of the Company’s revenues and 28% of the Company’s accounts receivables at December 31, 2010. During the years ended December 31, 2009 and 2008, revenues included sales to another major customer, which accounted for 17% and 15% of the Company’s revenues, respectively. Accounts receivable from this customer aggregated approximately $872 as of December 31, 2009.

Purchases during the year ended December 31, 2010 include purchases from two major vendors that collectively accounted for 73% of the inventory purchased by the Company. For the year ended December 31, 2009 and 2008, purchases from one major vendor accounted for 57% and 64%, respectively of the inventory purchased by the Company. Accounts payable due to these vendors as of the year ended December 31, 2010 and 2009 totaled approximately $19,382 and $15,089, respectively. The Company believes its reliance on these vendors could be shifted over a period of time to alternative supply sources should such a change be necessary. If the Company would be unable to obtain products from these vendors for factors beyond its control, operations would be disrupted in the short term while alternative supply sources were secured.

Inventory: Inventory consists of computer hardware, parts, and supplies and is stated at the lower of cost or market, determined using the first-in, first-out method. The Company identifies the inventory items to be written down for obsolescence based on the item’s current sales price, status, and condition. The Company writes down discontinued or slow-moving inventories based on an estimate of the sales price needed to sell through the Company’s current stock level of inventories.

Property and equipment: Property and equipment is stated at historical cost. Depreciation is provided utilizing the straight-line method over the estimated useful lives for owned assets. The Company provides amortization for leasehold improvements using the straight-line method over the shorter of their estimated useful lives or the remaining lease term.

Global Technology Resources, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Year Ended December 31, 2010, 2009 and 2008

(000’s omitted except for share amounts)

Long-lived assets: The Company periodically evaluates the carrying value of long-lived assets to be held and used, including but not limited to, capital assets and intangible assets, when events and circumstances warrant such a review. The carrying value of the long-lived asset is considered impaired when the anticipated undiscounted cash flows from such asset are less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value would be determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. No indicators of impairment were identified for the years ended December 31, 2010, 2009, and 2008.

Cash surrender value of life insurance: The Company has recorded the amount that can be realized under various insurance contracts for executive officers as of the balance sheet date as a noncurrent asset. Variations between individual contracts are minimal.

Fair value measurements: The Company follows Accounting Standards Codification (ASC) 820, Fair

Value Measurements and Disclosures, for fair valuing assets and liabilities. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under ASC

820 as assumptions market participants would use in pricing an asset or liability.

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed equities and listed derivatives.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities, and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The estimated fair values of the Company’s short-term financial instruments, including cash, cash equivalents, accounts receivables, and accounts payables arising in the ordinary course of business, approximate their individual carrying amounts due to the relatively short period of time between their origination and expected realization. The fair value of the trading securities is based on quoted market rates and considered a Level I investment as of December 31, 2010 and 2009.

Global Technology Resources, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Year Ended December 31, 2010, 2009 and 2008

(000’s omitted except for share amounts)

Revenue recognition:

Product revenue

The Company’s product revenue primarily consists of hardware and software purchased from other parties and resold to a customer. Product revenue also includes revenue from hardware maintenance contracts, hardware installation, support and training services that are provided solely by third parties who are the primary obligor of these services under the customer contract.

The Company recognizes revenue when persuasive evidence of a sale arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectability is reasonably assured. The majority of the Company’s sales relate to physical products that are recognized when title and risk of loss to the products sold passes to the customer. Based on the Company’s standard shipping terms, title generally passes upon shipment of the product either by a vendor directly to the customer or by the Company to the customer. If the customer’s contract states the title passes upon receipt by the customer, revenue is not recognized until the Company receives confirmation of delivery. If product acceptance and payment are contingent on installation or service obligations as specified in the customer contract, revenue is not recognized until the installation occurs and/or the service obligations are satisfied. If no such contingencies or acceptance requirements exist, the Company separates the product and service elements as described below. Product revenue from services provided to customers by third parties are recorded on a net basis and recognized as revenue upon execution of the contract with the third party service provider.

The Company also resells certain third party software which does not require significant production, modification or customization. Such software is recognized when persuasive evidence of a sale arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured.

Managed services revenue

Managed services revenue includes remote monitoring and management of enterprise organizations’ network infrastructure, data center, wireless network and security technology, remote disaster recovery hosting, and hardware maintenance contracts for which the Company is the primary obligor. Contracts under this revenue category are recognized ratably over the term of the underlying customer contract. Commission costs and third party support contracts paid in advance are deferred and recognized ratably over the term of the underlying customer contract.

Revenue for fixed and flat fee services

Revenue for fixed and flat fee services contracts related to customized network and IP telephony solutions are generally recognized under a proportional performance model utilizing an input based approach.

Other service revenue is earned from providing stand-alone services such as billings for engineering and technician time, installation and programming services, which are provided on an hourly basis. Such service revenues are recognized when the service is performed and when collection is reasonably assured.

Global Technology Resources, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Year Ended December 31, 2010, 2009 and 2008

(000’s omitted except for share amounts)

Arrangements with multiple deliverables

When an arrangement contains multiple deliverables, such as more than one product item or a combination of products and one or more types of services, the Company determines whether the delivered items can be considered separate units of accounting as prescribed under multiple-element arrangement accounting guidance. Such guidance states that delivered items should be considered separate units of accounting if delivered items have value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of undelivered items, and if delivery of undelivered items is probable and substantially in the Company’s control. Contracts entered into with customers, whether containing only product, only services, or a combination of products and services, are considered a single arrangement as are multiple contracts which were entered into separately but which were negotiated as a package.

Product primarily consists of IP telephony and computer network infrastructure components and third party software. Service encompasses the design and installation of IP telephony and computer networks and installation of third party software. Installation services for third party software do not include significant alterations to its features or functionality. All products and services are regularly sold separately. For products and services sold in a single arrangement, the product is typically delivered first and the related services are completed within four to six weeks. The Company does not have vendor-specific objective evidence (VSOE) of fair value for professional service or managed service deliverables. Because of this, multiple element arrangements that contain these services are recognized ratably over the term of the contract. The costs of products and services and commission costs directly related to multiple element arrangements containing these services are deferred and recognized ratably over the initial term of the managed services contract. Product is shipped, billed, and revenue is recognized upon completion of the last undelivered element in such contracts.

Vendor incentives: The Company participates in vendor incentive programs associated with the sale of hardware and third party service support. These program incentives are principally earned by sales volume, customer satisfaction levels and renewal rates. The amounts earned under these programs are accrued when they are deemed probable and can be reasonably measured; otherwise, they are recorded when they are declared by the vendor or the cash is received, whichever is earlier. As a result of these estimates, the amount of rebates declared by the vendor, or the amount of rebates received in cash, the effect of vendor incentives on cost of goods can vary significantly between quarterly and annual reporting periods. The incentives are recorded as a reduction of cost of goods and have been reflected in the “Cost of product” line of the accompanying consolidated statements of income. The Company recognized vendor incentives of approximately $11,091, $6,086, and $4,251 for 2010, 2009, and 2008, respectively. Selling, general and administrative expenses are increased for any associated commission expense and payroll tax related to the incentives.

Accounts receivable from vendors of approximately $3,172 and $2,948 at December 31, 2010 and 2009, respectively, are reported under “Other receivables” in the accompanying consolidated balance sheets.

Unbilled revenue: Unbilled revenue represents revenue that has been earned per the Company’s revenue recognition accounting policy that has not been invoiced as of the years ended December 31, 2010 and 2009.

Global Technology Resources, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Year Ended December 31, 2010, 2009 and 2008

(000’s omitted except for share amounts)

Advertising costs: The Company expenses advertising costs as incurred. Advertising expense for the years ended December 31, 2010, 2009, and 2008 was approximately $188, $160, and $180, respectively, and is included in “Operating expenses” in the accompanying consolidated statements of income.

Deferred compensation: The Company maintains a Supplemental Executive Incentive Plan (the Plan) that provides for deferred compensation to eligible employees. Contributions to the Plan and allocation to participants are at the Company’s discretion. The Company recognizes deferred compensation expenses ratably over the three-year vesting term. Unrecognized compensation cost related to the Plan as of December 31, 2010 was $70, which will be recognized through 2012 on a straight-line basis.

The Plan through the Corporate-owned whole life insurance contracts on the covered employees. These insurance policies are recorded as cash surrender value of life insurance on the consolidated balance sheets.

Income taxes: GTRI was incorporated in the state of Colorado as an S-Corporation since inception. Income and losses from the operations of GTRI are included in the income tax returns of its stockholders. Accordingly, the financial results of GTRI contain no provision for payment or refund of federal or state income taxes. GTRI has elected to make distributions sufficient to cover income tax payable by the stockholders as a result of the GTRI’s earnings.

RSC was incorporated in the state of Colorado as a C-Corporation. Deferred taxes of RSC are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

GTRI and RSC account for uncertainty in income taxes in accordance ASC 740-10, Income Taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return, should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. Based on management’s review, the Company believes all of its tax positions to be highly certain and has not recorded a liability as of December 31, 2010, 2009, or 2008 with respect to uncertainty in income taxes.

GTRI and RSC recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in general, administrative, and other expenses on the accompanying statements of operations. During the fiscal year ended December 31, 2010, 2009, or 2008, the Company was not subject to interest or penalty expenses.

Reclassifications: Certain amounts in the 2009 consolidated financial statements have been reclassified to conform to the 2010 presentation.

Global Technology Resources, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Year Ended December 31, 2010, 2009 and 2008

(000’s omitted except for share amounts)

Subsequent events: The Company has evaluated the period after the consolidated financial statement date through June 17, 2011, which is the date the Company had financial statements available for issue.

On May 31, 2011, the Company entered into a stock purchase agreement by and among the Company, FusionStorm Global Inc. (“FSG”) and the stockholders of the Company. Pursuant to this stock purchase agreement, FSG will purchase all of the issued and outstanding shares of the capital stock of the Company for consideration comprised of $12.5 million in cash, plus shares of FSG’s common stock with a value of $12.5 million. The consummation of the transaction contemplated by the stock purchase agreement is subject to a number of conditions, including the successful completion of a financing. There can be no assurance that the transaction will be consummated.

Contingent and prior to closing of the stock purchase agreement with FSG, the Company is required to divest its ownership in RSC. On August 2, 2011, the Company entered into a stock sale agreement to sell the Company’s shares in RSC to individuals of common ownership in GTRI. The sale of the Company’s 85% stock ownership in RSC shall immediately precede the closing of the stock purchase agreement and the stock sale agreement will automatically terminate if the stock purchase agreement does not occur. The stock sale agreement outlines a sale price of $100, immediately due and payable to the Company at the closing of the stock purchase agreement.

Subsequent to the December 31, 2010, the Company cancelled the remaining purchase options and as a result now owns non-exclusive license rights to use intellectual property (the Technology) developed by a third party. As there is still value in the licenses acquired, the Company will amortize the capitalized amounts over the anticipated useful life of the asset.

In 2011, GTRI distributed an aggregate of $1,365 to its shareholders related to shareholders’ estimated tax liabilities associated with GTRI’s 2010 estimated taxable income.

Recently issued accounting pronouncements: In October 2009, the FASB issued Accounting Standards Update (ASU) 2009-13, Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements, which amends ASC 605, Revenue Recognition, to require companies to allocate revenue in multiple-element arrangements based on an element’s estimated selling price if vendor-specific or other third-party evidence of value is not available. ASU 2009-13 is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Earlier application is permitted. The Company is currently evaluating the impact of the pending adoption of the guidance included in this ASU on its consolidated financial statements.

In October 2009, the FASB issued Accounting Standards Update (ASU) 2009-14, Certain Revenue Arrangements That Include Software Elements. ASU 2009-14 modifies the software revenue recognition guidance to exclude from its scope tangible products that contain both software and non-software components that function together to deliver a product’s essential functionality. ASU 2009-14 is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company is currently evaluating the impact that adoption will have on its consolidated financial statements.

In December 2009, the FASB issued ASU 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. The amendments in ASU 2009-17 replace the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a variable interest entity that most significantly affect the entity’s economic performance and (2) the obligation to absorb losses of, or the

Global Technology Resources, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Year Ended December 31, 2010, 2009 and 2008

(000’s omitted except for share amounts)

right to receive benefits from, the entity. The ASU also requires additional disclosures about a reporting entity’s involvement with variable interest entities and about any significant changes in risk exposure as a result of that involvement. The Company is currently evaluating the impact that adoption will have on its consolidated financial statements.

Note 2.	Property and Equipment

Property and equipment consist of the following:

	2010	2009
Computer assets	$1,563	$1,249
Software	1,287	1,010
Leasehold improvements	251	246
Wireless/site survey equipment	286	128
Equipment	118	118
Furniture and fixtures	147	111
Automobiles	156	72

	3,808	2,934
Less accumulated depreciation and amortization	(2,249)	(1,516)

	$1,559	$1,418

Depreciation expense for the years ended December 31, 2010, 2009 and 2008 was $733, $637, and $409 respectively, and is included in “Operating expenses” in the accompanying consolidated statements of income.

Note 3.	Line of Credit

Amounts outstanding were advanced pursuant to the terms of a line-of-credit agreement with GE Commercial Distribution Finance (CDF) with maximum borrowings available of $40 million. Interest is due at the one month Libor Rate plus 4.75% per annum (5.01% at December 31, 2010), payable monthly on advances outstanding for greater than 60 days. The line-of-credit is collateralized by all assets of the Company and contains restrictive covenants requiring minimum net worth and maximum total liabilities to minimum net worth. Additionally, the line-of-credit is personally guaranteed by the certain stockholders.

The Company was in violation of certain financial covenants for the period ending September 30, 2010 and the requirement to deliver audited financial statements to the CDF within 150 days of the fiscal year ended December 31, 2010. The Company obtained waivers from the CDF waiving all rights and remedies as result of these violations.

Note 4.	Commitments and Contingencies

Operating leases: The Company leases facilities, equipment, and vehicles under non-cancelable operating leases. Rent expense for the years ended December 31, 2010, 2009 and 2008 was approximately $948, $1,005, and $476, respectively. See Note 5 for a description of the related party lease.

Global Technology Resources, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Year Ended December 31, 2010, 2009 and 2008

(000’s omitted except for share amounts)

Future minimum lease payments under these leases are approximately as follows:

Year ending December 31,
2011	$855
2012	735
2013	462

$2,052

Litigation: In the normal course of business, the Company is party to litigation from time to time. The Company maintains insurance to cover certain actions and believes that resolution of such litigation will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Note 5.	Related Party Transactions

The Company leases warehouse space from an affiliated entity. Rent expense of $103, $114, and $103 was paid to BVS during the years ended December 31, 2010, 2009, and 2008, respectively.

As of December 31, 2009 the Company had outstanding advances on notes receivable from an entity through common ownership in the amount of $277. Due to the uncertainty regarding the collectability of the note receivable, the Company expensed the amount as of the year ended December 31, 2009.

As of December 31, 2010 and 2009, the Company has provided an unsecured line-of-credit to one of the owners of the Company. Maximum available borrowings under the line-of-credit are $197, and amounts outstanding at December 31, 2010 and 2009 are $103 and $95, respectively. Interest accrues at 5% per annum, and all outstanding principal and interest is due on July 11, 2011.

During 2009, the Company extended an unsecured line-of-credit to an affiliated entity totaling $146 and $147 at December 31, 2010 and 2009, respectively. Interest is payable monthly at prime plus 2% (5.25% at December 31, 2010 and 2009, respectively). The note is due on demand, but the Company has classified it as a noncurrent asset as it does not expect to make a demand for payment during 2011.

Note 6.	Stock Redemption and Notes Payable

On May 13, 2010, the former majority owner of the Company fully divested his shares of the Company. Prior to the date of the transaction, the former majority owner owned 51% of the Company’s outstanding stock. GTRI acquired 21.5% of the common stock through a combination of $500 in cash and an unsecured promissory note with a face value of $726. As the promissory note did not include an interest rate, it was discounted using the Company’s incremental borrowing rate of 8%. The term of the note required an initial payment of approximately $200 which was paid in July 2010.

As of December 31, 2010, the Company has recognized imputed interest expense of $15. The remaining balance of note payable is net of unamortized discount of $110. The carrying value of the promissory note as of December 31, 2010 was $416, net of an unamortized discount of $101, and has been reflected in the current and long term portion of the consolidated balance sheet as promissory note payable to related party.

Global Technology Resources, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Year Ended December 31, 2010, 2009 and 2008

(000’s omitted except for share amounts)

Aggregate maturities during the next five years for this note are as follows:

Year ending December 31,
2011	$135
2012	109
2013	100
2014	143
2015	39

$526

The remaining 29.5% of the former majority shareholder’s common stock was acquired by the other two shareholders of the Company. The amount was financed by a promissory note amongst the former shareholder and the two other owners of the Company. The promissory note is not secured by any of the assets of the Company and has not been recorded as a liability in the consolidated financial statements. During 2010, the Company has made the payments on the promissory notes payable on behalf of new majority shareholders and reflected the amounts as a distribution to shareholders in the consolidated statement of stockholders’ equity. In accordance with Colorado laws, the stock repurchased by the Company was retired.

Note 7.	Stock-Based Compensation

The Company recognizes compensation expense based on the fair value of all share-based awards granted, modified, repurchased or cancelled. Stock-based compensation is measured on the grant date based on the fair value of the award and is recognized as an expense over the requisite service period, which is generally the vesting period, on a straight-line basis.

Prior to August 30, 2009, the Company had an equity compensation plan under which it had issued 970 shares at a purchase price of $0.01 per share; these shares were issued in various years including 2005, 2007 and 2008. The terms of the restricted stock provided for vesting only upon a change in control, as defined. As such, there was no expense recorded related to the restricted stock until the modification described below.

On August 30, 2009, under a new equity incentive plan, the Company and the restricted stockholders agreed that such shares of restricted stock would be cancelled and replaced by options grants. The Company issued 970 options at an exercise price of $0.01 pursuant to this agreement. The options cliff vest in full on June 2012, but vesting is accelerated in the event of a change in control. Due to the significant difference between the grant date fair value and the nominal exercise price, the fair value of the options is equal to the grant date fair value; accordingly, the Company considers the issuance of the options to be a de facto issuance of restricted stock. As a result, the Company considers the option grants to be a modification of the original restricted stock issuances.

The stock redemption described in Note 6 was a change in control that caused the vesting of the options to accelerate; all of such options were exercised in 2010. The Company recorded $45 in compensation expense in 2009 on a straight line basis from modification date to the date in which the change in control occurred and was recorded as a component of “Selling, general and administrative” expense in the accompanying consolidated statement of operations. The remaining unamortized compensation of $331 was expensed in 2010 as a component of selling, general and administrative expense in the accompanying consolidated statement of operations.

Global Technology Resources, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Year Ended December 31, 2010, 2009 and 2008

(000’s omitted except for share amounts)

In conjunction with certain stock based compensation arrangements, the Company has agreed to reimburse the stockholders for personal tax liabilities and has recorded as a current liability of $185 and $112 in the consolidating balance sheets as of the year ended December 31, 2010 and 2009, respectively.

The Company’s subsidiary adopted a equity incentive plan on January 27, 2009. The plan’s purpose is to retain and attract key employees. The plan has reserved 150,000 shares of common stock for grant and contains provisions to increase the share available for grant on an annual basis. Share grants are restricted to 50,000 per employee per calendar year. The exercise price of grants under the plan shall not be less than 50% of the fair market value of the common stock on date of grant. Option grants will expire 10 years from the date of grant. The options granted under the plan have various vesting terms. Additionally, the plan allows for the grant of other equity instruments including restricted stock and stock appreciation rights. RSC granted 50,000 options in 2010 that vest over a three year period on a straight line basis. The fair value of these options were insignificant.

Note 8.	Income Taxes

The significant components of the RSC’s deferred tax asset and liabilities include net operating losses, fixed assets, stock-based compensation and accrued expenses. These deferred tax assets and liabilities net to a deferred tax asset. At December 31, 2010 and 2009, the Company recorded net deferred tax assets, before valuation allowance, of $704 and $281, respectively. In assessing the reliability of deferred tax assets, RSC considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers projected future taxable income; carry back opportunities and tax planning strategies in making this assessment.

Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, the RSC believes it is more-likely-than-not that such benefit will not be realized and has therefore recorded a valuation allowance for the entire net deferred tax asset balance in both 2010 and 2009. Provision for tax expense is low compared to pretax loss due to an increase in the valuation allowance.

As of December 31, 2010, the Company had unused net operating loss carry forwards for federal income tax purposes of $1,815 that will expire in 2029. These amounts are subject to limitations due to changes in the Company’s ownership.

Note 9.	Employee Benefit Plan

The Company has a qualified retirement plan which covers all employees who meet certain eligibility requirements. Plan matching contributions, discretionary profit sharing contributions, and qualified non-elective contributions may be made to the 401(k) salary deferral plan at the discretion of the stockholders.

The Company’s matching contributions, discretionary profit sharing contributions, and/or qualified non-elective contributions during the years ended December 31, 2010, 2009, and 2008 were approximately $216, $217, and $53, respectively.

Global Technology Resources, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Year Ended December 31, 2010, 2009 and 2008

(000’s omitted except for share amounts)

Note 10.	SBA Section 8(a) Business Development Program

The Company is a certified participant with the Small Business Administration (SBA), Section 8(a) Business Development Program (BD). In 2004, the Company was awarded several contracts under the SBA Section 8(a) BD program, and revenues from those contracts for the years ended December 31, 2010, 2009, and 2008 amounted to approximately $0 and $12,400, and $33,577, which represent 0%, 16%, and 26% of net sales, respectively. The Company’s 8(a) status expired in September 2009.

Note 11.	Purchase Option Agreement

During 2009, the Company entered into two purchase option agreements to acquire patents, trademarks, contract assets, and other intellectual property from a third party. The Company made payments of $250 and $400 during 2010 and 2009, respectively, and is required to make quarterly payments of $125 through December 2013, the contractual maturity date of the option agreements. See Note 1 for subsequent event information.

Global Technology Resources, Inc. and Subsidiary

Condensed Consolidated Statements of Operations

Six Months Ended June 30, 2011 and 2010

(Unaudited, in thousands, except share information)

	Six Months Ended
	June 30 2011	June 30 2010
Revenues	$68,692	$66,587
Cost of revenue	56,145	53,182

Gross profit	12,547	13,405
Operating expenses	12,008	12,015

Income from operations	539	1,390

Other income (expense):
Interest expense	(17)	(96)
Other income	21	111

Total other income	4	15

Net income	543	1,405
Less: Net loss attributable to noncontrolling interest	66	89

Net income attributable to Global Technology Resources, Inc. and Subsidiary	$609	$1,494

See Accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

Global Technology Resources, Inc. and Subsidiary

Condensed Consolidated Balance Sheets

June 30, 2011 and December 31, 2010

(Unaudited, in thousands, except share information)

	June 30 2011	December 31 2010
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$4,736	$5,362
Investment in trading securities	156	149
Accounts receivable, net	17,921	22,025
Unbilled revenue	1,307	1,057
Other receivables	3,473	3,584
Inventory, net	1,173	2,118
Other current assets	851	796

Total current assets	29,617	35,091

PROPERTY AND EQUIPMENT, NET	1,361	1,559

CASH SURRENDER VALUE OF LIFE INSURANCE	522	556

NOTES RECEIVABLE, RELATED PARTIES	278	249

INVESTMENT IN AFFILIATE	115	115

OTHER LONG-TERM ASSETS	933	911

Total assets	$32,826	$38,481

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Line-of-credit	$17,805	$23,153
Accounts payable, trade	6,506	4,923
Accrued wages and benefits	1,397	2,281
Promissory note payable to related party, current portion	98	93
Other accrued expenses	603	696

Total current liabilities	26,409	31,146

PROMISSORY NOTE PAYABLE TO RELATED PARTY	284	323

RELATED PARTY PAYABLE	202	165

DEFERRED COMPENSATION	294	282

OTHER LONG-TERM LIABILITIES	159	166

Total liabilities	27,348	32,082

COMMITMENTS AND CONTINGENCIES (NOTE 3)

STOCKHOLDERS’ EQUITY
Common stock, no par value: 10,000 shares authorized; 8,820 outstanding	29	29
Additional paid-in capital	376	376
Retained earnings	5,406	6,261

Total Global Technology Resources Inc. and Subsidiary stockholders’ equity	5,811	6,666
Noncontrolling interest	(333)	(267)

	5,478	6,399

	$32,826	38,481

See Accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

Global Technology Resources, Inc. and Subsidiary

Condensed Consolidated Statements of Cash Flows

Six Months Ended June 30, 2011 and 2010

(Unaudited, in thousands, except share information)

	Six Months Ended June 30
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$543	$1,405
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	389	351
Share-based compensation	-	331
Deferred compensation expense	12	72
Change in fair value of cash surrender value of life insurance	34	(37)
Changes in assets and liabilities:
Investment in trading securities	(7)	226
Accounts receivable, net	4,104	12,542
Unbilled revenue	(250)	(573)
Other receivables	111	(1,819)
Inventory, net	945	1,026
Other current assets	(55)	100
Other long-term assets	(22)	(449)
Accounts payable, trade	1,583	872
Accrued wages and benefits	(884)	(256)
Other accrued expenses	(93)	364
Related party payable	37	45
Other long-term liabilities	(7)	21

Net cash provided by operating activities	6,440	14,221

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(193)	(384)
Loss on disposal of property and equipment	2	-
Advances on related party notes receivable	(33)	(66)
Collections on related party notes receivable	4	86

Net cash used in investing activities	(220)	(364)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments of long-term debt	(34)	-
Net proceeds (payments) from line-of-credit	(5,348)	(12,941)
Repurchase of stock	-	(500)
Stockholders’ distributions	(1,464)	(385)

Net cash used in financing activities	(6,846)	(13,826)

Net (decrease) increase in cash and cash equivalents	(626)	31
Cash and cash equivalents
Beginning of period	5,362	1,872

End of period	$4,736	$1,903

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$-	$1

See Accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

Global Technology Resources, Inc. and Subsidiary

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2011 and 2010

(Unaudited, in thousands, except share information)

Note 1.	Basis of Presentation and Summary of Significant Accounting Policies

The accompanying unaudited consolidated financial statements include the accounts of Global Technology Resources (GTRI) and its Subsidiary (collectively, the “Company”). These condensed consolidated financial statements reflect all normal recurring adjustments which are, in the opinion of management, necessary to present fairly the Company’s financial position as of June 30, 2011 and the results of operations and cash flows for the periods presented herein. The condensed consolidated balance sheet as of December 31, 2010 was derived from the Company’s audited financial statement for the year ended December 31, 2010 but does not include all disclosures, including notes required by accounting principles generally accepted in the United States of America (“U.S. GAAP”). The results of operations for the six months ended June 30, 2011 is not necessarily indicative of the operating results to be expected for other interim periods or for the full fiscal year. Dollar amounts contained in these condensed consolidated financial statements are in thousands, except share amounts.

The condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with the December 31, 2010 audited consolidated financial statements and notes thereto included elsewhere in this prospectus.

The preparation of these condensed consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in these condensed consolidated financial statements and accompanying notes. Significant estimates in these condensed consolidated financial statements include allowance for doubtful accounts, allowance for sales returns, valuation of private company stock, deferred income taxes and certain accrued expenses. Actual results could differ from those estimates.

Principles of consolidation: The accompanying consolidated financial statements include the accounts of GTRI and its majority owned subsidiary, Relevant Security Corporation (RSC). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates include allowance for doubtful accounts, allowance for sales returns, valuation of private company stock, deferred income taxes and certain accrued expenses. Actual results could differ from those estimates.

Revenue recognition:

Product revenue

The Company’s product revenue primarily consists of hardware and software purchased from other parties and resold to a customer. Product revenue also includes revenue from hardware maintenance contracts, hardware installation, support and training services that are provided solely by third parties who are the primary obligor of these services under the customer contract.

The Company recognizes revenue when persuasive evidence of a sale arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and

Global Technology Resources, Inc. and Subsidiary

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2011 and 2010

(Unaudited, in thousands, except share information)

collectability is reasonably assured. The majority of the Company’s sales relate to physical products that are recognized when title and risk of loss to the products sold passes to the customer. Based on the Company’s standard shipping terms, title generally passes upon shipment of the product either by a vendor directly to the customer or by the Company to the customer. If the customer’s contract states the title passes upon receipt by the customer, revenue is not recognized until the Company receives confirmation of delivery. If product acceptance and payment are contingent on installation or service obligations as specified in the customer contract, revenue is not recognized until the installation occurs and/or the service obligations are satisfied. If no such contingencies or acceptance requirements exist, the Company separates the product and service elements as described below. Product revenue from services provided to customers by third parties are recorded on a net basis and recognized as revenue upon execution of the contract with the third party service provider.

The Company also resells certain third party software which does not require significant production, modification or customization. Such software is recognized when persuasive evidence of a sale arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured.

Managed services revenue

Managed services revenue includes remote monitoring and management of enterprise organizations’ network infrastructure, data center, wireless network and security technology, remote disaster recovery hosting, and hardware maintenance contracts for which the Company is the primary obligor. Contracts under this revenue category are recognized ratably over the term of the underlying customer contract. Commission costs and third party support contracts paid in advance are deferred and recognized ratably over the term of the underlying customer contract.

Revenue for fixed and flat fee services

Revenue for fixed and flat fee services contracts related to customized network and IP telephony solutions are generally recognized under a proportional performance model utilizing an input based approach.

Other service revenue is earned from providing stand-alone services such as billings for engineering and technician time, installation and programming services, which are provided on an hourly basis. Such service revenues are recognized when the service is performed and when collection is reasonably assured.

Arrangements with multiple deliverables

When an arrangement contains multiple deliverables, such as more than one product item or a combination of products and one or more types of services, the Company determines whether the delivered items can be considered separate units of accounting as prescribed under multiple-element arrangement accounting guidance. Such guidance states that delivered items should be considered separate units of accounting if delivered items have value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of undelivered items, and if delivery of undelivered items is probable and substantially in the Company’s control.

Global Technology Resources, Inc. and Subsidiary

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2011 and 2010

(Unaudited, in thousands, except share information)

Contracts entered into with customers, whether containing only product, only services, or a combination of products and services, are considered a single arrangement as are multiple contracts which were entered into separately but which were negotiated as a package.

Product primarily consists of IP telephony and computer network infrastructure components and third party software. Service encompasses the design and installation of IP telephony and computer networks and installation of third party software. Installation services for third party software do not include significant alterations to its features or functionality. All products and services are regularly sold separately. For products and services sold in a single arrangement, the product is typically delivered first and the related services are completed within four to six weeks. Effective January 1, 2011 the Company has adopted, on a prospective basis, the guidance of Accounting Standards Codification Update 2009-13, an update to Accounting Standards Codification Subtopic 605-25, Multiple-Deliverable Revenue Arrangements. Agreements containing multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer. The consideration received is then allocated among the separate units based on their respective air values and the applicable revenue recognition criteria are applied to each of the separate units.

The new guidance generally did not change the units of accounting for the Company’s revenue transactions as products and services qualified as separate units of accounting in most transactions under the historical guidance. Under both the historical and new guidance, the Company did not have vendor-specific objective evidence (“VSOE”) of fair value for product and professional service deliverables and managed services deliverables. Because the Company did not have the ability to establish the fair value of managed services deliverables under historical guidance, for periods prior to January 1, 2011 multiple element arrangements that included managed services were recognized ratably over the initial term of the managed services contract that is part of the arrangement because managed services were the last element to be delivered in the arrangement. The costs of products and services and commission costs directly related to multiple element arrangements containing managed services were deferred and recognized ratably over the initial term of the managed services contract. Product is shipped, billed, and revenue is recognized upon completion of the last undelivered element in such contracts. Beginning January 1, 2011 for new or materially modified arrangements, the Company can estimate selling price or third-party evidence for managed services.

Under the new guidance, the Company allocates the total arrangement consideration to each separable deliverable of an arrangement based on the relative selling price method of each deliverable and revenue is recognized upon delivery or completion of those units of accounting. As a result of adopting the new guidance, net revenues for the six months ended June 30, 2011 were not materially different from the net revenues that would have been recorded under the historical accounting guidance. The Company cannot reasonably estimate the effect of adopting the new guidance on future financial periods as the impact will vary depending on the nature and volume of new or materially modified multiple deliverable arrangements in any given period.

Accounts receivable and allowance for doubtful accounts: Accounts receivable are carried at the original invoice amount less an allowance for doubtful accounts, to reserve for the inability of certain customers to pay their accounts receivable balances. The Company periodically assesses the financial condition of its customers to determine if there is reasonable assurance of collectability. Additional allowances may be required if the financial condition of those customers deteriorates. Bad debt expense

Global Technology Resources, Inc. and Subsidiary

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2011 and 2010

(Unaudited, in thousands, except share information)

was $19 and $54 for the six months ended June 30, 2011 and 2010, respectively. Recoveries of accounts receivable previously written off are recorded when received. The Company does not charge interest on past due accounts.

Allowance for sales returns: The Company records allowances for sales returns as a reduction of revenue in the period the allowances are recognized. The balance of allowance for sales returns was approximately $582 and $1,029 at June 30, 2011 and December 31, 2010, respectively.

Concentrations of credit risk: The Company grants credit in the normal course of business to customers in the United States. The Company periodically performs credit analysis and monitors the financial condition of its customers to reduce credit risk.

During the six months ended June 30, 2011, revenues included sales to one major customer, accounting for 19% of the Company’s revenues and 9% of the Company’s accounts receivables at June 30, 2011.

Purchases during the six months ended June 30, 2011 include purchases from three major vendors that collectively accounted for 59% of the inventory purchased by the Company. For the six months ended June 30, 2010, purchases from one major vendor accounted for 58% of the inventory purchased by the Company. Accounts payable due to these vendors as of June 30, 2011 and December 31, 2010 totaled approximately $17,711 and $19,382, respectively. The Company believes its reliance on these vendors could be shifted over a period of time to alternative supply sources should such a change be necessary. If the Company would be unable to obtain products from these vendors for factors beyond its control, operations would be disrupted in the short term while alternative supply sources were secured.

Vendor incentives: The Company participates in vendor incentive programs associated with the sale of hardware and third party service support. These program incentives are principally earned by sales volume, customer satisfaction levels and renewal rates. The amounts earned under these programs are accrued when they are deemed probable and can be reasonably measured; otherwise, they are recorded when they are declared by the vendor or the cash is received, whichever is earlier. As a result of these estimates, the amount of rebates declared by the vendor, or the amount of rebates received in cash, the effect of vendor incentives on cost of goods can vary significantly between quarterly and annual reporting periods. The incentives are recorded as a reduction of cost of goods and have been reflected in the “Cost of revenues” line of the accompanying condensed consolidated statements of operations. The Company recognized vendor incentives of approximately $3,886 and $5,343 for the six months ended June 30, 2011 and 2010, respectively. Selling, general and administrative expenses are increased for any associated commission expense and payroll tax related to the incentives.

Incentive related receivables from vendors of approximately $3,324 and $3,172 at June 30, 2011 and December 31, 2010, respectively, are reported under “Other receivables” in the accompanying condensed consolidated balance sheets.

Deferred compensation: The Company maintains a Supplemental Executive Incentive Plan (the Plan) that provides for deferred compensation to eligible employees. Contributions to the Plan and allocation to participants are at the Company’s discretion. The Company recognizes deferred compensation expenses ratably over the three-year vesting term. Unrecognized compensation cost related to the Plan as of June 30, 2011 and December 31, 2010 was $22 and $70, respectively, which will be recognized through 2012 on a straight-line basis.

The Company will fund payments from this Plan through the Corporate-owned whole life insurance contracts on the covered employees. These insurance policies are recorded as cash surrender value of life insurance on the condensed consolidated balance sheets.

Global Technology Resources, Inc. and Subsidiary

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2011 and 2010

(Unaudited, in thousands, except share information)

Income taxes: Since inception, GTRI has been incorporated in the state of Colorado as an S-Corporation. Income and losses from the operations of GTRI are included in the income tax returns of its stockholders. Accordingly, the financial results of GTRI contain no provision for payment or refund of federal or state income taxes. GTRI has elected to make distributions sufficient to cover income tax payable by the stockholders as a result of GTRI’s earnings.

RSC was incorporated in the state of Colorado as a C-Corporation. Deferred taxes of RSC are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

GTRI and RSC account for uncertainty in income taxes in accordance ASC 740-10, Income Taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return, should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. Based on management’s review, the Company believes all of its tax positions to be highly certain and has not recorded a liability as of June 30, 2011 or December 31, 2010 with respect to uncertainty in income taxes.

GTRI and RSC recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses on the accompanying condensed consolidated statements of operations.

During the six months ended June 30, 2011 and 2010, the Company was not subject to interest or penalties.

Agreements: On May 31, 2011, the Company entered into a binding stock purchase agreement by and among FusionStorm Global, Inc. (FSG), the Company and the stockholders of the Company. Pursuant to this stock purchase agreement, FSG will purchase all of the issued and outstanding shares of the capital stock of the Company for consideration comprised of cash and shares of the common stock of FSG. The consummation of the transactions contemplated by the stock purchase agreement is subject to a number of conditions, including the availability of certain financing for the transaction. There can be no assurance that the stock purchase agreement will be consummated.

Contingent and prior to closing of the stock purchase agreement with FSG; the Company is required to divest its ownership in RSC. On August 1, 2011, the Company entered into a stock sale agreement to sell the Company’s shares in RSC to individuals of common ownership in GTRI. The sale of the Company’s 85% stock ownership in RSC shall immediately precede the closing of the stock purchase agreement and the stock sale agreement will automatically terminate if the stock purchase agreement does not occur. The stock sale agreement outlines a sale price of $100, immediately due and payable to the Company at the closing of the stock purchase agreement.

Global Technology Resources, Inc. and Subsidiary

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2011 and 2010

(Unaudited, in thousands, except share information)

Subsequent events: The Company has reviewed events occurring after June 30, 2011 through the date the financial statements were available to be issued.

Subsequent to June 30, 2011, the Company distributed an aggregate of $469 to its shareholders related to shareholders’ estimated tax liabilities associated with GTRI’s 2011 estimated taxable income.

Note 2.	Line of Credit

Amounts outstanding were advanced pursuant to the terms of a line-of-credit agreement with GE Commercial Distribution Finance (CDF) with maximum borrowings available of $40 million. Interest is due at the one month Libor Rate plus 4.75% per annum (4.94% and 5.01% at June 30, 2011 and December 31, 2010, respectively), payable monthly on advances outstanding for greater than 60 days. The line-of-credit is collateralized by all assets of the Company and contains restrictive covenants requiring minimum net worth and maximum total liabilities to minimum net worth. Additionally, the line-of-credit is personally guaranteed by the Company’s stockholders.

The Company was in violation of the financial covenant requiring the delivery of audited financial statements to the CDF within 150 days of the fiscal year ended December 31, 2010. The Company obtained a waiver from the CDF waiving all rights and remedies as result of this violation.

Note 3.	Commitments and Contingencies

In the normal course of business, the Company is party to litigation from time to time. The Company maintains insurance to cover certain actions and believes that resolution of such litigation will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Note 4.	Related Party Transactions

The Company leases warehouse space from an affiliated entity, BVS. Rent expense of $48 was paid to BVS during the six months ended June 30, 2011 and 2010.

As of June 30, 2011 and December 31, 2010, the Company has provided an unsecured line-of-credit to one of the owners of the Company. Maximum available borrowings under the line-of-credit are $197, and amounts outstanding at June 30, 2011 and December 31, 2010 were $136 and $103, respectively. Interest accrues at 5% per annum. Subsequent to June 30, 2011, the Company amended the terms of the agreement. Under the revised agreement, all outstanding principal and accrued interest is due in conjunction with the execution of the stock purchase agreement. In the event the Company does not execute the stock purchase agreement, all outstanding principal and accrued interest is due on August 30, 2012.

During 2009, the Company extended an unsecured line-of-credit to an affiliated entity totaling $142 and $146 at June 30, 2011 and December 31, 2010, respectively. Interest is payable monthly at prime plus 2% (5.25% at June 30, 2011 and December 31, 2010, respectively). The note is due on demand; the Company has elected to classify the asset as noncurrent as it does not expect to make a demand for payment during 2011.

Global Technology Resources, Inc. and Subsidiary

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2011 and 2010

(Unaudited, in thousands, except share information)

Note 5.	Income Taxes

The significant components of RSC’s deferred tax asset and liabilities include net operating losses, fixed assets, stock-based compensation and accrued expenses. These deferred tax assets and liabilities net to a deferred tax asset. At June 30, 2011 and December 31, 2010, the Company recorded net deferred tax assets, before valuation allowance, of $818 and $704, respectively. In assessing the reliability of deferred tax assets, RSC considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers projected future taxable income; carry back opportunities and tax planning strategies in making this assessment.

Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, RSC believes it is more-likely-than-not that such benefit will not be realized and has therefore recorded a valuation allowance for the entire net deferred tax asset balance as of June 30, 2011 and December 31, 2010. Provision for tax expense is low compared to pretax loss due to an increase in the valuation allowance.

As of June 30, 2011 and December 31, 2010, the Company had unused net operating loss carry forwards for federal income tax purposes of $2,248 and $1,815, respectively, that will expire in 2029. These amounts are subject to limitations due to changes in the Company’s ownership.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors of

Red River Computer Co., Inc.

Claremont, New Hampshire

We have audited the accompanying consolidated balance sheets of Red River Computer Co., Inc. and Affiliate (the “Company”) as of December 31, 2010 and 2009 and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Red River Computer Co., Inc. and Affiliate as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the each of the years in the three year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ McGladrey & Pullen, LLP

June 21, 2011

Boston, Massachusetts

Red River Computer Co., Inc. and Affiliate

Consolidated Statements of Income

Years Ended December 31, 2010 and 2009 and 2008

	2010	2009	2008
Revenues	$187,434,159	$164,343,425	$131,934,903
Cost of revenue	164,398,297	146,143,574	119,735,077

Gross profit	23,035,862	18,199,851	12,199,826
Operating expenses	16,449,040	15,899,702	11,869,126

Income from operations	6,586,822	2,300,149	330,700
Other income (expense)
Interest expense	(499,368)	(348,581)	(534,189)
Other income (expense)	105,367	123,211	165,753

Total other income (expense)	(394,001)	(225,370)	(368,436)

Income (loss) before provision for state income taxes	6,192,821	2,074,779	(37,736)
Income tax (expense) benefit	(251,786)	38,546	(67,203)

Net income (loss)	$5,941,035	$2,113,325	$(104,939)

The accompanying notes are an integral part of these consolidated financial statements.

Red River Computer Co., Inc. and Affiliate

Consolidated Balance Sheets

December 31, 2010 and 2009

	2010	2009
ASSETS
Current assets:
Cash and cash equivalents (Affiliate restricted—2010: $157,450 and 2009: $343,072 )	$157,450	$344,001
Accounts receivable	59,366,494	29,296,019
Deferred costs	14,888,552	7,434,511
Reseller reimbursements receivable	2,359,151	1,146,108
Current portion of note receivable from stockholder	-	68,877
Current portion of notes receivable—Alaskan company	213,576	92,130
Current deferred tax asset	11,900	17,200
Prepaid expenses and other current assets	115,708	312,444

Total current assets	77,112,831	38,711,290

Property and equipment, at cost:
Buildings	266,685	266,685
Furniture, equipment and automobiles	422,190	364,764
Computer equipment and software	1,468,217	1,231,875
Leasehold improvements	587,327	579,483

	2,744,419	2,442,807
Less—accumulated depreciation	1,152,181	786,183

Net property and equipment (Affiliate restricted—2010: $252,139 and 2009: $261,835)	1,592,238	1,656,624

Other assets:
Notes receivable—Alaskan company (see Note 5)	1,252,894	1,549,270
Deferred tax asset	105,700	172,100
Restricted cash (affiliate restricted—2010: $540,665)	540,665	-
Other assets (affiliate restricted—2010: $147,271 and 2009: $218,868)	147,271	218,952

Total other assets	2,046,530	1,940,322

	$80,751,599	$42,308,236

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$51,553,148	$27,990,196
Line of credit	17,685,977	7,925,897
Accrued expenses	4,484,557	3,663,579
Deferred revenue	789,231	485,660
Current portion of long-term debt	188,810	230,369
Current portion of capital lease obligations	75,053	67,363

Total current liabilities	74,776,776	40,363,064

Long-term debt, net of current portion (Affiliate non-recourse—2010: $193,347 and 2009: $195,888)	1,267,902	1,393,493
Capital lease obligations, net of current portion	151,909	226,967

Total liabilities	76,196,587	41,983,524

Commitments and contingencies (Note 6)

Stockholders’ equity:
Common stock—no par value, 10,000 shares authorized, 2,000 shares issued; 1,500 outstanding	250,000	250,000
Additional paid-in capital	1,398,800	1,398,800
Retained earnings	3,422,212	(808,088)

	5,071,012	840,712
Treasury stock, 500 shares, at cost	(516,000)	(516,000)

Total stockholders’ equity	4,555,012	324,712

	$80,751,599	$42,308,236

The accompanying notes are an integral part of these consolidated financial statements.

Red River Computer Co., Inc. and Affiliate

Consolidated Statements of Cash Flows

Years Ended December 31, 2010 and 2009 and 2008

	2010	2009	2008
Cash flows from operating activities:
Net income (loss)	$5,941,035	$2,113,325	$(104,939)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	386,946	260,603	208,779
Gain on disposal of fixed assets	(2,693)	3,829	-
Loss on note receivable	-	600,000	-
Loss on equity method investment of Affiliate	68,371	130,629	71,095
Deferred taxes	71,700	(85,100)	18,700
(Increase) decrease in the following assets:
Accounts receivable	(30,070,475)	(4,585,231)	(5,255,866)
Deferred costs	(7,454,041)	599,056	(6,003,843)
Reseller reimbursements receivable	(1,213,043)	(406,640)	(422,099)
Prepaid expenses and other assets	196,736	(39,200)	(22,523)
Increase (decrease) in the following liabilities:
Accounts payable	23,562,952	10,010,730	7,577,121
Accrued expenses	820,978	41,725	1,006,526
Deferred revenue	303,571	66,559	419,101

Net cash provided by (used in) operating activities	(7,387,963)	8,710,285	(2,507,948)

Cash flows from investing activities:
Net receipts from (advances) to Alaskan company	174,930	(242,259)	(673,858)
Restricted cash	(540,665)	-	-
Purchases of fixtures and equipment	(225,662)	(398,398)	(142,831)

Net cash used in investing activities	(591,397)	(640,657)	(816,689)

Cash flows from financing activities:
Net advances (payments) on line of credit	9,760,080	(7,184,263)	3,120,961
Proceeds from shareholder receivables	68,877	51,497	305,779
Proceeds from long-term debt	-	-	114,223
Principal payments on long-term debt	(258,045)	(246,683)	(139,162)
Principal payments on capital lease obligations	(67,368)	(44,825)	-
Dividends to shareholders	(1,710,735)	(372,480)	(509,037)
Proceeds from issuance of treasury shares	-	-	500,000
Member contributions	-	-	3,000

Net cash provided by (used in) financing activities	7,792,809	(7,796,754)	3,395,764

Net increase (decrease) in cash and cash equivalents	(186,551)	272,874	71,127
Cash and cash equivalents, beginning of year	344,001	71,127	-

Cash and cash equivalents, end of year	$157,450	$344,001	$71,127

Supplemental disclosures of cash flow information:
Cash paid for interest expense	$468,269	$388,072	$624,410

Cash paid for state taxes	$137,915	$52,457	$52,833

Supplemental disclosures of non-cash activities:
Issuance of capital lease for the purchase of furniture, equipment and automobiles	$90,895	$339,155	$-

Issuance of notes payable for the purchase of buildings, and automobiles	$-	$501,135	$100,220

Issuance of notes payable to a former shareholder	$-	$-	$516,000

Issuance of notes payable for equity method investment of Affiliate	$-	$-	$403,454

The accompanying notes are an integral part of these consolidated financial statements.

Red River Computer Co., Inc. and Affiliate

Consolidated Statements of Changes in Stockholders’ Equity

Years Ended December 31, 2010 and 2009 and 2008

	Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock		Total
	Number of Shares	Amount			Number of Shares	Amount
Balance, December 31, 2007	1,500	$250,000	$1,548,800	$(1,937,957)	500	$(650,000)	$(789,157)
Issuance of treasury shares	500	-	(150,000)	-	(500)	650,000	500,000
Purchase of treasury shares	(500)	-	-	-	500	(516,000)	(516,000)
Dividends to shareholders	-	-	-	(509,037)	-	-	(509,037)
Member contributions	-	-	-	3,000	-	-	3,000
Net loss	-	-	-	(104,939)	-	-	(104,939)

Balance, December 31, 2008	1,500	250,000	1,398,800	(2,548,933)	500	(516,000)	(1,416,133)
Dividends to shareholders	-	-	-	(372,480)	-	-	(372,480)
Net income	-	-	-	2,113,325	-	-	2,113,325

Balance, December 31, 2009	1,500	250,000	1,398,800	(808,088)	500	(516,000)	324,712
Dividends to shareholders	-	-	-	(1,710,735)	-	-	(1,710,735)
Net income	-	-	-	5,941,035	-	-	5,941,035

Balance, December 31, 2010	1,500	$250,000	$1,398,800	$3,422,212	500	$(516,000)	$4,555,012

The accompanying notes are an integral part of these consolidated financial statements.

Red River Computer Co., Inc. and Affiliate

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

1.	NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Red River Computer Co., Inc. (the Company), a New Hampshire corporation, is an integrator providing technical solutions to business problems for the federal government, state and local governments, higher education and the healthcare marketplace. Using a consultative approach, the Company achieves an understanding of their client’s business challenges and takes responsibility as the single point of contact in integrating multi-vendor solutions that provide innovative and practical results. The corporate headquarters are located in Claremont, New Hampshire, and the Company also has a sales office in Virginia.

Basis of Presentation

The consolidated financial statements include accounts of the Company and RRCC Realty, LLC (the Affiliate), a Variable Interest Entity (“VIE”) in which the Company is the primary beneficiary. The consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles. All significant intercompany transactions are eliminated. The prior periods have been restated as discussed in Note 2.

Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents include demand deposits and petty cash funds with a maturity of three months or less. Restricted cash represents cash invested in a certificate of deposit at a financial institution with a maturity of greater than one year.

Accounts Receivable

The Company carries its accounts receivable at cost less any necessary allowance for doubtful accounts. The Company reviews accounts receivable on a periodic basis to determine if any receivables will potentially be uncollectible. The Company includes receivables that are determined to be uncollectible, if any, in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. As of December 31, 2010 and 2009, the Company did not identify a need for an allowance on outstanding accounts receivable balances.

Deferred Costs

In the ordinary course of business, the Company enters into contracts for the delivery of specific goods to customers. In some cases, these contracts are coupled with other items such as the sale of maintenance agreements, installation services and/or training activities. Costs related to contracts for which products are in transit to the customer or where the sales process has not been completed as of December 31 are accumulated by contract and shown on the consolidated balance sheet as deferred costs. All deferred costs are expected to be billed and collected within the next 12 months.

Revenue Recognition

Revenue consists of sales of computer hardware, pre-packaged software, installation services, third party manufacturer warranties and manufacturer support service contracts.

Generally, the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectability is

Red River Computer Co., Inc. and Affiliate

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

reasonably assured. Revenue from sales of computer hardware and pre-packaged software occurs when the products are delivered to the customer and product payment is not contingent upon performance of installation services. If product acceptance and payment are contingent on installation services (which are generally performed by third parties) as specified in the customer contract, revenue is not recognized until installation occurs. The Company evaluates delivery on a contract by contract basis and considers delivery to have occurred when the rights and risks of ownership have passed to the customer and upon shipment or receipt by the customer, depending on the terms of the sales contract with the customer.

Revenues from the sale of third party manufacturer warranties and manufacturer support service contracts where the manufacturer is responsible for fulfilling the service requirements of the client are recognized immediately on their contract sale date. As the Company is not obligated to perform these services, the Company has determined that the third-party manufacturer is the primary obligor in the arrangement and that the Company’s acts as an agent in the sale. As a result, revenue for sales of manufacturer warranties and manufacturer support service contracts is reported by the Company net of the cost of the warranty or support service contract from the third party.

The Company classifies shipping and handling costs, which consist primarily of costs incurred for a third party to transport products to the customer, as a component of net revenue. Shipping and handling expenses incurred are recognized as costs of goods sold.

Vendor Rebates

The Company receives rebates from various vendors throughout the year. The rebates are earned based upon the volume of product that the Company purchases from the vendors at rebate percentages defined in the respective vendor agreements. Rebates are recorded as a reduction of cost of revenue in the year that they are earned.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. The Company provides for depreciation and amortization on a straight-line basis over the estimated useful life of the asset. The ranges of estimated useful lives are as follows:

Computer equipment and software	2 - 5
Furniture, equipment and automobiles	2 - 7
Leasehold improvements	Shorter of estimated life or term of lease

Expenditures for repairs and maintenance are expensed when incurred. Depreciation and amortization expense was $386,946, $260,603 and $208,779 for the years ended December 31, 2010, 2009, and 2008 respectively.

Impairment of Long-Lived Assets

The carrying values of long-lived assets, which primarily include property and equipment, are evaluated periodically for impairment when impairment indicators are present. Future undiscounted cash flows of the underlying assets are compared to the assets’ carrying values. Adjustments to fair value are made if the sum of expected future undiscounted cash flows are less than book value. To date, no adjustments for impairment have been made.

Red River Computer Co., Inc. and Affiliate

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

Income Taxes

The Company has elected to be taxed under provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay Federal corporate income taxes on its taxable income. Instead, the taxable income of the Company is passed through to the stockholders’ individual income tax return. The Company is liable for taxes in certain jurisdictions in which they have business operations. In the State of New Hampshire, the Company is subject to Business Enterprise Tax and Business Profits Tax.

The Company accounts for income taxes in accordance with Accounting Standards Codification Topic 740, Accounting for Income Taxes, which requires the use of the “liability method” of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse.

Estimates

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

Advertising

The Company expenses advertising costs as selling expense as they are incurred. Total advertising expense was $602,277, $499,756, and $323,014 for the years ended December 31, 2010, 2009, and 2008 respectively. In addition, certain of the Company’s vendors provide the Company with advertising allowances. During the years ended December 31, 2010, 2009 and 2008 the Company received $303,328, $490,994, and $299,091 of advertising allowances from its vendors, respectively, which have been recorded as a component of reseller reimbursements.

Financial Instruments and Concentrations of Credit Risk

The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, restricted cash, accounts payable, accrued expenses and debt. The carrying amount of all such items approximates their fair value due to their short term nature.

Financial instruments, which potentially subject the Company to concentrations of credit risk, are cash and cash equivalents, restricted cash and accounts receivable. Major financial institutions maintain all of the Company’s cash and cash equivalents and restricted cash. At times, balances may exceed federally insured limits. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on cash and cash equivalents or restricted cash.

The Company extends credit to customers based on an evaluation of their financial condition without requiring collateral. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses based upon expected collectability of accounts receivable balances after considering historical losses, existing economic conditions and the credit worthiness of individual customers. Uncollectible accounts are charged against the allowance.

Red River Computer Co., Inc. and Affiliate

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

The Company earned the majority of its revenue from the Federal Government for each of the years ended December 31, 2010, 2009 and 2008. Net revenues by customer sector were as follows for the years ended December 31:

	2010		2009		2008
Government—Direct	$114,492,789	61%	$96,512,220	59%	$75,093,152	57%
Government—System Integrators	61,414,446	33%	58,366,884	35%	52,634,171	40%
Commercial and other	11,526,924	6%	9,464,321	6%	4,207,580	3%

	$187,434,159	100%	$164,343,425	100%	$131,934,903	100%

Recent Accounting Pronouncements

In October 2009, the FASB issued Accounting Standards Codification Update 2009-13, an update to Accounting Standards Codification Subtopic 605-25, Multiple-Deliverable Revenue Arrangements. Subtopic 605-25 establishes the accounting and reporting guidance for arrangements under which the vendor will perform multiple revenue-generating activities. Specifically, this Subtopic addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. Accounting Standards Update 2009-13 clarifies the guidance surrounding the accounting for multiple-deliverable arrangements to enable vendors to account for products or services separately rather than as a consolidated unit. This Update does not affect arrangements for which industry-specific allocation and measurement guidance exists. Update 2009-13 is effective for years beginning on or after June 15, 2010; early application is permitted. The Company is currently evaluating the impact that the adoption of this guidance will have on its results of operations.

2.	VARIABLE INTEREST ENTITIES

A Variable Interest Entity (“VIE”) is an entity that either (i) has insufficient equity to permit the entity to finance its activities without additional subordinated financial support or (ii) has equity investors who lack the characteristics of a controlling financial interest. A VIE is consolidated by its primary beneficiary. The primary beneficiary has both the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the VIE. At December 31, 2010 and 2009 the Company concluded that it is the primary beneficiary of the Affiliate and consolidated the Affiliate as a VIE.

The Affiliate is a New Hampshire limited liability company formed in January 2008 by the shareholders of the Company for the purpose of acquiring and leasing facilities to the Company. The Company considered the nature of its lease agreements with the Affiliate, its guarantee of $500,000 of the Affiliate’s debt and the common ownership of the companies in determining that it is the primary beneficiary of the Affiliate.

Assets recognized as a result of consolidating the Affiliate do not represent additional assets that could be used to satisfy claims against the Company’s general assets. Conversely, liabilities recognized as a result of consolidating the Affiliate do not represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the Affiliate. The Company’s exposure to the creditors of the Affiliate is limited to the $500,000 guarantee that it provides on one of the Affiliate’s notes payable.

Red River Computer Co., Inc. and Affiliate

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

The total consolidated Affiliate assets and liabilities reflected on the Company’s December 31 balance sheet are as follows:

	2010	2009
Assets:
Cash and cash equivalents	$156,997	$343,072
Net property and equipment	252,139	261,837
Restricted cash	540,665	-
Other assets	147,271	218,868

Total assets	$1,097,072	$823,777

Liabilities:
Accounts payable	$-	$8,673
Debt	693,347	695,888

Total liabilities	$693,347	$704,561

All assets of the Affiliate are restricted to use to settle obligations of the Affiliate. Liabilities of the Affiliate are non-recourse to the Company, except that the Company guarantees $500,000 of the Affiliate’s debt.

3.	LINES OF CREDIT AND FINANCING AGREEMENTS

Lines of Credit

As part of the Company’s cash management program, the Company utilizes a $19,500,000 line of credit with a bank to cover its normal operating needs. Interest is charged at a rate equal to LIBOR plus 3.25% (3.51% as of December 31, 2010). Amounts available for advances are limited to an amount determined by specific criteria of accounts receivable and costs incurred on uncompleted projects including;

•	90% of eligible accounts receivable owed by the United States itself, or any department, agency or instrumentality of the United States

•	Plus, 90% of eligible accounts receivable owed by any State of the United States itself, or any department, agency or instrumentality of the State of the United States.

•	Plus, 85% of all other eligible accounts receivable

•

Plus, 50% of eligible costs incurred on uncompleted projects that are no older than 45 days, provided that advances based upon eligible costs incurred on uncompleted projects shall never exceed $3,000,000

•	Less, the lesser of the maximum allowable borrowing or amount outstanding on a specified vendor financing agreement

The line is secured by all business assets and had an outstanding balance of $17,685,977 and $7,925,897 at December 31, 2010 and 2009, respectively. The loan agreement is also guaranteed by the Company’s stockholders. The line is drawn upon as each Company payment clears and is paid down automatically upon receipt of deposits by the bank.

In connection with the line of credit financing agreement, the Company has agreed to comply with certain financial covenants that require, among other things, minimum amounts of tangible net worth and a minimum amount of debt service coverage.

Red River Computer Co., Inc. and Affiliate

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

Line of credit consisted of the following as of December 31:

	2010	2009
Total line of credit available	$19,500,000	$19,500,000
Less—actual outstanding balance on line	17,685,977	7,925,897

Net additional cash borrowings available before reduction for ineligibles	$1,814,023	$11,574,103

The Company’s Affiliate has a demand commercial line of credit totaling $75,000, under which the Affiliate can borrow on a secured basis at 6% over the U.S. Treasury index. There was no amount outstanding under this line of credit as of December 31, 2010 and 2009. The line is subject to a security agreement where all furniture, fixtures, equipment, inventory and accounts receivable serve as collateral for any outstanding obligation.

Vendor Credit Limits

The Company has certain vendor lines of credit available, under which the Company may purchase interest free, up to a stated amount under payment terms found in the regular course of business. As of December 31, 2010, the Company had nine vendors which, individually, had stated lines of $1,000,000 or greater. At times during the year, the Company may enter into escrow agreements with these vendors which, in effect, increase the amount of credit available (Note 5). The total credit available from these nine vendors was $56,693,000 and $25,000,000 with $35,505,772 and $20,986,517 utilized and outstanding as of December 31, 2010 and 2009, respectively.

Escrow Agreements

In select cases, the Company enters into escrow agreements with its major vendors in which purchases by the Company are made pursuant to an assignment of the rights to collection on identified trade accounts receivable balances. The escrow agreements are facilitated through an appointed third party escrow agent. For typical escrow agreements, within five business days of receipt of payments from the customer, the escrow agent distributes the total amount due to the vendor per an executed disbursement authorization by both the Company and the vendor. After which time, the vendor’s outstanding balance per the agreement is satisfied, the balance of the receipt less the amount owed to the vendor is disbursed to the Company. The Company maintains risk of loss on the underlying receivables and in the event of nonpayment by the customers, the Company is still required to satisfy its obligation to the vendor in accordance with its normal payment terms. The total amount included in accounts receivable held under escrow agreement as of December 31, 2010 and 2009 was $11,048,489 and $3,386,979, respectively.

Red River Computer Co., Inc. and Affiliate

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

4.	LONG-TERM DEBT

Long-term debt consisted of the following as of December 31:

	2010	2009
Unsecured 5% promissory notes to former stockholder with interest only paid quarterly through August 2002, quarterly payments of $32,853, including interest, commenced in August 2002 through August 2010.	$-	$64,497

Unsecured 5% promissory note to former stockholder with principal payments of $5,677, including interest, commenced in January 2009 through December 2018.	445,373	490,325

Note payable to financing companies with monthly principal payments ranging from $499 to $1,043, including interest ranging from 0% to 4.98%, maturing through November 2014, secured by vehicles.	219,112	206,787

Note payable to a financing company with monthly principal payments of $6,619, including interest at 9.1%, through April 2012, secured by equipment.	98,881	166,365

Affiliate note payable to a bank with monthly principal payments of $1,291, including interest at 6.75%, through May 2014, a balloon payment for remaining principal of $184,261 is due July 2014, secured by a real property.	193,346	195,888

Affiliate secured 6.25% note payable to the Business Finance Authority of New Hampshire with interest only payments for a period of 7 years with principal and unpaid interest due in one lump sum payment in April 2015 (1).	500,000	500,000

	1,456,712	1,623,862

Less—current portion of long-term debt	188,810	230,369

Total long-term debt	$1,267,902	$1,393,493

(1)	The Company has guaranteed the repayment of this debt by the Affiliate

Maturities of long-term debt for the years after December 31, 2010 are as follows:

	Company	Affiliate	Total
2011 (included in current liabilities)	$186,727	$2,083	$188,810
2012	143,040	2,661	145,701
2013	90,373	2,846	93,219
2014	79,305	185,757	265,062
2015	68,338	500,000	568,338
Thereafter	195,582	-	195,582

	$763,365	$693,347	$1,456,712

5.	ALASKAN COMPANY RECEIVABLES

In March 2006, the Company entered into a loan agreement to lend $600,000 to an Alaska Limited Liability Company (the “Borrower”) to provide working capital needs to a subsidiary of the Borrower (“Alaskan Company”). This obligation did not bear interest. It was the Company’s intention to seek approval of the

Red River Computer Co., Inc. and Affiliate

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

Small Business Administration (the “SBA”) to enter into a Mentor-Protégé Agreement with the Alaskan Company under the SBA’s Mentor-Protégé Program pursuant to the Code of Federal Regulations (“CFR”) Section 124.520. Repayment of the loan was contingent upon application to this program. During the year ended December 31, 2009, the Company decided not to pursue the Mentor-Protégé program with the SBA. Consequently the loan of $600,000 was deemed to be uncollectable and was removed from the balance sheet and was recorded as a component of general and administrative expense for the year ended December 31, 2009.

In March 2007, the Company entered into a second loan agreement to lend directly to the Alaskan Company up to $1,500,000, as amended. This loan bears interest at 12% per annum. As of December 31, 2009 approximately $1,641,000 was outstanding pursuant to the loan agreement, including accrued interest. In January 2010, the Company executed a new $1,641,000 demand note agreement with the Alaskan Company that replaces the previous loan agreement. The demand note bears interest at 5% per annum, requires monthly principal and interest payments of $23,504 and matures in December 2016.

Maturities of notes receivable—Alaskan Company after December 31, 2010 are as follows:

2011 (included in current assets)	$213,576
2012	224,503
2013	235,989
2014	248,063
2015	260,754
Thereafter	283,585

$1,466,470

The Company, in the normal course of business, also provides for the supply of goods to the Alaskan Company. During the years ended December 31, 2010, 2009 and 2008 the Company earned revenues of approximately $2,961,000, $2,885,000 and $2,977,000, respectively for goods sold to the Alaskan Company.

During 2009, as part of the negotiations related to the sale of goods, the Company and the Alaskan Company began entering into certain escrow agreements in which the Alaskan Company signs over the rights to specific outstanding receivable balances that will, upon receipt from the customer, be paid directly to the Company in satisfaction of outstanding receivables from the Alaskan Company. As of December 31, 2010, the Company did not have Alaskan Company receivable balances under escrow agreement that had not yet been collected. The total outstanding Alaskan Company receivable balance as of December 31, 2009 carried under escrow agreements was $485,456.

A summary of accounts receivable with the Borrower and its Alaskan Company are as follows as of December 31:

	2010	2009
Accounts receivable with borrower included in accounts receivable without escrow assignment	$2,114,819	$659,665

Accounts receivable with borrower included in accounts receivable under escrow assignment	-	485,456

Total accounts receivable with borrower included in accounts receivable	$2,114,819	$1,145,121

Red River Computer Co., Inc. and Affiliate

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

Management believes that as of the date of these financial statements, the outstanding amounts discussed above are fully collectible. In 2009, the Company filed a UCC financing statement attaching all of the Alaskan Company’s right, title and interest to receivables on outstanding contracts, proceeds on the sale or exchange of receivables and the rights to accounts and payment related to the Alaskan Company’s contracts whether presently existing or arising in the future.

6.	COMMITMENTS AND CONTINGENCIES

a.	Legal

The Company is party to various legal actions, claims, government inquiries and audits resulting from the normal course of business. The Company has been cooperating in a civil and criminal investigation relating to a former shareholder, concerning certain alleged actions of the former shareholder while he was still a shareholder and employee of the Company. To date, neither the Company nor any of its other shareholders or employees has been named in the proceedings; however a refund for certain sales transactions that occurred during the period from October 1, 2003 to December 31, 2006 and a civil penalty are probable to arise from this matter. The Company estimates that it will pay $1,265,000 as a refund of amounts previously collected on unfulfilled sales, plus a civil penalty ranging from $235,000 to $1,500,000. This matter has not yet been resolved and the Company has accrued $1,500,000 for the refund and civil penalty representing the low end of the estimate range of exposure. The Company’s estimate is subject to adjustment in future periods.

Contingent upon the outcome of the investigation noted above, an amount totaling $375,000 may become payable to a former stockholder. As of December 31, 2010, the outcome and likelihood of the said triggering event cannot be determined; therefore, no contingent liability has been recorded for the potential liability.

b.	Guarantees

The shareholders of the Company formed the Affiliate to hold an investment in Wainshal Partners, LLC (“Wainshal”) and lease office space for the Company. In 2008, The Affiliate made an approximate $403,000 investment in Wainshal, representing a 33.07% interest. Wainshal acts as the managing member (with 90% ownership) in another entity, Claremont Mill Redevelopment, LLC (“CMR”) which acquired a six floor facility in Claremont, New Hampshire. Two floors of the facility have been leased by the Affiliate, who in turn sublets the floors to the Company. The remaining four floors within the facility are leased by the two other members of Wainshal, who are unrelated to either the Affiliate or the Company.

Funding for the acquisition of the facility by CMR was provided utilizing bank debt totaling $17.9 million. The debt requires monthly interest only payments at 3.43%, with $8.6 million maturing in May 2015 and the remaining $9.3 million in May 2043. The members of Wainshal, including the Affiliate and the shareholders, have jointly and severally guaranteed the payment of CMR’s debt. Wainshal, the Affiliate and the shareholders can be required to perform on the guarantee only in the event of nonpayment of the debt by CMR.

The Affiliate considered its guarantee of CMR’s debt, its ownership interest in Wainshal and the Wainshal operating agreement in determining that it is not the primary beneficiary of Wainshal. Accordingly, the Affiliate accounts for its investment in Wainshal using the equity method. During the years ended December 31, 2010, 2009 and 2008 the Affiliate recorded expenses of approximately $68,000, $131,000 and $71,000 in other income (expense), representing its share of Wainshal’s net loss. As of December 31, 2010 the Affiliate’s net investment in Wainshal is approximately $133,000.

Red River Computer Co., Inc. and Affiliate

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

7.	OPERATING LEASES

The Affiliate leases the facility in New Hampshire for which it signed a ten-year lease agreement with an option to renew for 3 consecutive terms of 5 years each. The Affiliate in turn subleases this facility to the Company. The lease agreement calls for varying monthly lease payments determined by the landlord annually, never to fall below future minimum lease payments specified in the lease agreement by applicable lease year. In addition to the monthly lease value, the Affiliate is also responsible for certain annually assessed common area charges determined by the landlord.

The Company also leases office space in Virginia under a separate lease arrangement. The Virginia lease expires April 30, 2013 and calls for incremental monthly lease payments increased annually by 3%.

The Affiliate leases a storage facility in New Hampshire for which it signed a one-year lease with an option to renew annually for a period of 10 years. The Affiliate in turn subleases this facility to the Company. Monthly lease payments are adjusted annually at renewal based on the base rent payment plus a Consumer Price Index increase not to exceed 5% in any given year. The Affiliate opted to renew the lease in 2010 resulting in a monthly lease payment of $3,029.

The Affiliate leases a condominium in Virginia for which it signed an operating lease commencing June 2010 for a term of 10 years. The Affiliate in turn subleases this condominium to the Company. The lease calls for monthly lease payments of $2,667 adjusted annually based on the Consumer Price Index for urban consumers in Boston, Massachusetts.

The Company leases various office equipment under operating leases commencing June 2009 for a term of 3 years. The leases call for 36 monthly payments totaling $4,893. The lease expires May 2012.

The Company leases various office furniture under an operating lease commencing June 2009 for a term of 3 years. The lease call for 36 monthly payments totaling $1,013. The lease expires March 2012.

The Company leases a vehicle classified as an operating lease. The lease expires in February 2011.

Future minimum lease payments required under the leases are as follows:

	New Hampshire Facilities	Virginia Facilities	Other	Total
2011	$421,899	$163,978	$71,749	$657,626
2012	415,792	55,195	32,400	503,387
2013	425,196	-	-	425,196
2014	435,757	-	-	435,757
2015	449,480	-	-	449,480
Thereafter	2,383,084	-	-	2,383,084

	$4,531,208	$219,173	$104,149	$4,854,530

The Company accounts for the rent expense associated with the operating lease on a straight-line basis. Rent expense, including common area maintenance charges for the years ended December 31, 2010 and 2009 was $699,843 and $610,857, respectively.

Red River Computer Co., Inc. and Affiliate

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

8.	CAPITAL LEASE OBLIGATIONS

The Company leases furniture and office equipment under agreements classified as capital leases. The cost of furniture and office equipment under capital leases is included in the Balance Sheets as furniture, equipment and automobiles and was $339,155 at December 31, 2010 and 2009. Accumulated amortization of the lease furniture and office equipment at December 31, 2010 and 2009 was $117,265 and $49,434, respectively. Amortization of assets under capital leases is included in the depreciation and amortization expense.

The future minimum lease payments required under the capital leases and the present value of the net minimum lease payments as of December 31, 2010 are as follows:

2011	$95,471
2012	78,218
2013	72,504
2014	19,936

Net minimum lease payments	266,129
Less—amount representing interest	(39,167)

Present value of minimum lease payments	226,962
Less—current portion of capital leases obligations	(75,053)

Long-term capital lease obligations	$151,909

9.	EMPLOYEE PENSION PLAN

Through December 31, 2010, the Company had a Savings Incentive Match Plan for Employees of Small Employers (a “SIMPLE Plan”). The plan covered all employees who were expected to receive at least $5,000 in compensation for the calendar year. Employees had the option to elect to have salary reduction deferrals not to exceed the amount as specified annually by the Internal Revenue Service. The Company was required to make matching contributions equal to the employees’ salary reduction, not to exceed 3% of employees’ compensation for the calendar year. Instead of making matching contributions, the Company had the option to, for any calendar year, make non-elective contributions equal to 2% of compensation for the calendar year for each eligible employee. For the year ended December 31, 2010, the Company elected to contribute the maximum amount of 3% of the employees’ compensation. All contributions made under the SIMPLE Plan are fully vested and non-forfeitable. Company matching contributions were $272,173, $203,242, and $138,422 for the years ended December 31, 2010, 2009 and 2008 respectively. Subsequent to December 31, 2010, the Company entered into a defined contribution 401(k) retirement plan covering all eligible employees (see Note 12).

Red River Computer Co., Inc. and Affiliate

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

10.	INCOME TAXES

The Company’s method of accounting for income taxes conforms to the requirements of Accounting Standards Codification Topic 740, Accounting for Income Taxes.

Components of deferred taxes are as follows:

	2010	2009
Current deferred tax benefit
Benefit arising from economic revitalization credits	$14,600	$14,600
Asset (liability) arising from temporary timing items	(2,700)	2,600

Total current deferred tax benefit	$11,900	$17,200

Non-current deferred tax benefit (liability) Benefit arising from NH business enterprise credits	$-	$85,000
Asset arising from temporary differences relating to long term timing differences	111,500	111,500
Liability arising from temporary differences relating to depreciation and deferred costs	(5,800)	(24,400)

Total non-current deferred tax benefit	$105,700	$172,100

During 2009, the Company reversed an $85,000 valuation allowance previously provided against its New Hampshire business enterprise tax credits. The Company has provided no valuation allowances as of December 31, 2010 and 2009.

The Company adopted Accounting Standards Codification Subtopic 740-10, Accounting for Uncertainty in Income Taxes, effective January 1, 2009. The subtopic clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Accounting Standards Codification Topic 740, Accounting for Income Taxes (formerly “SFAS No. 109”). Upon adoption, the Company was required to adjust its financial statements to reflect only those tax positions that are more likely than not to be sustained as of the adoption date. Positions that meet this criterion should be measured using the largest benefit that is more than 50% likely to be realized.

The Company’s analysis of uncertain tax positions determined that the Company had no material uncertain positions as of December 31, 2010 and 2009, and as such, no liability has been recorded. The Company is subject to income taxes in various state jurisdictions. The tax statutes and regulations within each jurisdiction are subject to interpretation and require significant judgment in their application. The Company does not anticipate any material changes in its positions taken in the application of the Subtopic to the financial statements as of December 31, 2010.

11.	TREASURY STOCK

In January 2008, the Company issued 500 treasury shares for $500,000. In August 2008, the Company re-purchased 500 shares of common stock for $516,000.

Red River Computer Co., Inc. and Affiliate

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

12.	SUBSEQUENT EVENTS

The Company has reviewed events occurring after December 31, 2010 through June 21, 2011, the date the financial statements were available to be issued. The Company identified certain subsequent events requiring disclosure as noted below.

Effective January 1, 2011, the Company adopted a defined contribution 401(k) retirement plan covering all eligible employees. Employer contributions to the plan are 3% of eligible wages per eligible employee. Employees have the option to contribute up the federal limits adjusted annually.

On January 31, 2011, the Company issued dividends to its shareholders in the amount of $854,544 that were declared subsequent to December 31, 2010.

As discussed in Note 2, on March 9, 2011, the Company signed a settlement agreement with a major vendor in reference to unpaid maintenance and warranty renewal orders totaling approximately $998,000 that occurred during the period of October 1, 2003 and December 31, 2006. The settlement amount will be paid in installments through May 31, 2011.

On March 10, 2011 the Company entered into a new lease for a facility in Virginia. The lease has a 64 month term and requires annual lease payments of approximately $220,000.

On June 2, 2011, the Company entered into a stock purchase agreement by and among the Company, FusionStorm Global Inc. (“FSG”) and the stockholders of the Company. Pursuant to this stock purchase agreement, FSG will purchase all of the issued and outstanding shares of the capital stock of the Company for consideration comprised of $26 million in cash, plus shares of FSG’s common stock with a value of $16 million. The consummation of the transaction contemplated by the stock purchase agreement is subject to a number of conditions, including the successful completion of a financing. There can be no assurance that the transaction will be consummated.

Red River Computer Co., Inc. and Affiliate

Unaudited Consolidated Statements of Operations

Six Months Ended June 30, 2011 and 2010

	2011	2010
Revenues	$81,746,570	$54,482,854
Cost of revenue	72,732,321	47,807,738

Gross profit	9,014,249	6,675,116
Operating expenses	7,983,049	6,927,819

Income (loss) from operations	1,031,200	(252,703)
Other income (expense):
Interest expense	(227,915)	(184,612)
Other income (expense)	70,636	45,084

Total other income (expense)	(152,279)	(139,528)

Income before provision for state income taxes	873,921	(392,231)
Income tax (expense) benefit	(37,067)	16,200

Net income (loss)	$836,854	$(376,031)

The accompanying notes are an integral part of these consolidated financial statements.

Red River Computer Co., Inc. and Affiliate

Unaudited Consolidated Balance Sheets

June 30, 2011 and December 31, 2010

	June 30, 2011	December 31, 2010
ASSETS
Current assets:
Cash and cash equivalents (Affiliate restricted—2011: $246,855 and 2010: $156,997)	$247,481	$157,450
Accounts receivable	26,307,207	59,366,494
Deferred costs	7,825,847	14,888,552
Reseller reimbursements receivable	540,458	2,359,151
Current portion of notes receivable—Alaskan company	218,063	213,576
Current deferred tax asset	21,251	11,900
Prepaid expenses and other current assets (Affiliate restricted—2011: $64,010 and 2010: $- )	740,968	115,708

Total current assets	35,901,275	77,112,831

Property and equipment, at cost:
Buildings	266,685	266,685
Furniture, equipment and automobiles	377,736	422,190
Computer equipment and software	1,480,068	1,468,217
Leasehold improvements	706,486	587,327

	2,830,975	2,744,419
Less—accumulated depreciation	1,302,918	1,152,181

Net property and equipment (Affiliate restricted—2011: $245,677 and 2010: $252,139)	1,528,057	1,592,238

Other assets:
Notes receivable—Alaskan company (see Note 4)	1,142,951	1,252,894
Deferred tax asset	111,500	105,700
Restricted cash (affiliate restricted—2011 and 2010: $540,665)	540,665	540,665
Other assets (affiliate restricted—2011 and 2010: $147,271)	147,271	147,271

Total other assets	1,942,387	2,046,530

	$39,371,719	$80,751,599

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$19,523,496	$51,553,148
Line of credit	10,969,162	17,685,977
Accrued expenses	3,117,314	4,484,557
Deferred revenue	116,957	789,231
Current portion of long-term debt	193,370	188,810
Current portion of capital lease obligations	73,415	75,053

Total current liabilities	33,993,714	74,776,776
Long-term debt, net of current portion (Affiliate non-recourse—2011 and 2010: $193,347)	750,303	1,267,902
Capital lease obligations, net of current portion	90,380	151,909

Total liabilities	34,834,397	76,196,587

Commitments and contingencies (Note 5)

Stockholders’ equity:
Common stock—no par value, 10,000 shares authorized, 2,000 shares issued; 1,500 outstanding	250,000	250,000
Additional paid-in capital	1,398,800	1,398,800
Retained earnings	3,404,522	3,422,212

	5,053,322	5,071,012
Treasury stock, 500 shares, at cost	(516,000)	(516,000)

Total stockholders’ equity	4,537,322	4,555,012

	$39,371,719	$80,751,599

The accompanying notes are an integral part of these consolidated financial statements.

Red River Computer Co., Inc. and Affiliate

Unaudited Consolidated Statements of Cash Flows

Six Months Ended June 30, 2011 and 2010

	2011	2010
Cash flows from operating activities:
Net income (loss)	$836,854	$(376,031)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	207,755	189,473
Deferred taxes	(15,151)	(16,200)
(Increase) decrease in the following assets:
Accounts receivable	33,059,287	7,567,227
Deferred costs	7,062,705	(6,100,623)
Reseller reimbursements receivable	1,818,693	388,000
Prepaid expenses and other assets	(625,260)	(604,685)
Increase (decrease) in the following liabilities:
Accounts payable	(32,029,652)	(6,461,005)
Accrued expenses	(1,801,028)	(467,076)
Deferred revenue	(672,274)	2,638,950

Net cash provided by (used in) operating activities	7,841,929	(3,241,970)

Cash flows from investing activities:
Net receipts from Alaskan company	105,456	55,180
Purchases of fixtures and equipment	(143,574)	(75,837)

Net cash used in investing activities	(38,118)	(20,657)

Cash flows from financing activities:
Net (payments) advances on line of credit	(6,716,815)	3,684,909
Proceeds from shareholder receivables	-	68,877
Principal payments on long-term debt	(79,254)	(146,260)
Principal payments on capital lease obligations	(63,167)	(32,775)
Dividends to shareholders	(854,544)	(175,000)

Net cash provided by (used in) financing activities	(7,713,780)	3,399,751

Net increase in cash and cash equivalents	90,031	137,124
Cash and cash equivalents, beginning of period	157,450	344,001

Cash and cash equivalents, end of period	$247,481	$481,125

Supplemental disclosures of cash flow information:
Cash paid for interest expense	$209,684	$159,949

Cash paid for state taxes	$216,600	$77,705

The accompanying notes are an integral part of these consolidated financial statements.

Red River Computer Co., Inc. and Affiliate

Notes to Unaudited Consolidated Financial Statements

Six Months Ended June 30, 2011 and 2010

1.	NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Red River Computer Co., Inc. (the Company), a New Hampshire corporation, is an integrator providing technical solutions to business problems for the federal government, state and local governments, higher education and the healthcare marketplace. Using a consultative approach, the Company achieves an understanding of their client’s business challenges and takes responsibility as the single point of contact in integrating multi-vendor solutions that provide innovative and practical results. The corporate headquarters are located in Claremont, New Hampshire, and the Company also has a sales office in Virginia.

Stock Purchase Agreement

On June 2, 2011, the Company entered into a stock purchase agreement by and among the Company, FusionStorm Global Inc. (“FSG”) and the stockholders of the Company. Pursuant to this stock purchase agreement, FSG will purchase all of the issued and outstanding shares of the capital stock of the Company for consideration comprised of $26 million in cash, plus shares of FSG’s common stock with a value of $16 million. The consummation of the transaction contemplated by the stock purchase agreement is subject to a number of conditions, including the successful completion of a financing. There can be no assurance that the transaction will be consummated.

Basis of Presentation

The consolidated financial statements include accounts of the Company and RRCC Realty, LLC (the Affiliate), a Variable Interest Entity (“VIE”) in which the Company is the primary beneficiary.

The consolidated financial statements have been prepared in conformity with the rules and regulations of the Securities and Exchange without audit. They do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. The unaudited interim consolidated financial statements have been prepared on the same basis as the Company’s annual consolidated financial statement and, in the opinion of the Company’s management, reflect all adjustments consisting of normal recurring adjustments considered necessary to present fairly the Company’s results of its operations and its cash flows for the six month periods ended June 30, 2011 and 2010.

The Company has experienced, and expects to continue to experience, fluctuations in its quarterly revenues as a result of seasonal patterns among its clients. The Company’s revenues are generally stronger in the third and fourth calendar quarter when U.S. federal government agencies tend to spend a substantial portion of their IT budgets following the U.S. federal budget process.

It is recommended that these consolidated condensed financial statements be read in conjunction with the Company’s 2010 financial statements and the notes thereto.

Estimates

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

Red River Computer Co., Inc. and Affiliate

Notes to Unaudited Consolidated Financial Statements

Six Months Ended June 30, 2011 and 2010

Revenue Recognition

Revenue consists of sales of computer hardware, pre-packaged software, installation services, third party manufacturer warranties and manufacturer support service contracts.

Generally, the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectability is reasonably assured.

Effective January 1, 2011 the Company has adopted the guidance of Accounting Standards Codification Update 2009-13, an update to Accounting Standards Codification Subtopic 605-25, Multiple-Deliverable Revenue Arrangements. Agreements containing multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer. The consideration received is then allocated among the separate units based on their respective fair values and the applicable revenue recognition criteria are applied to each of the separate units. The adoption of this guidance did not have a material impact on the Company’s results of operations.

Revenue from sales of computer hardware and pre-packaged software occurs when the products are delivered to the customer and product payment is not contingent upon performance of installation services. If product acceptance and payment are contingent on installation services (which are generally performed by third parties) as specified in the customer contract, revenue is not recognized until installation occurs. The Company evaluates delivery on a contract by contract basis and considers delivery to have occurred when the rights and risks of ownership have passed to the customer and upon shipment or receipt by the customer, depending on the terms of the sales contract with the customer.

Revenues from the sale of third party manufacturer warranties and manufacturer support service contracts where the manufacturer is responsible for fulfilling the service requirements of the client are recognized immediately on their contract sale date. As the Company is not obligated to perform these services, the Company has determined that the third party manufacturer is the primary obligor in the arrangement and that the Company’s acts as an agent in the sale. As a result, revenue for sales of manufacturer warranties and manufacturer support service contracts is reported by the Company net of the cost of the warranty or support service contract from the third party.

The Company classifies shipping and handling costs, which consist primarily of costs incurred for a third party to transport products to the customer, as a component of net revenue. Shipping and handling expenses incurred are recognized as costs of goods sold

Income Taxes

The Company has elected to be taxed under provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay Federal corporate income taxes on its taxable income. Instead, the taxable income of the Company is passed through to the stockholders’ individual income tax return. The Company is liable for taxes in certain jurisdictions in which they have business operations. In the State of New Hampshire, the Company is subject to Business Enterprise Tax and Business Profits Tax.

The Company accounts for income taxes in accordance with Accounting Standards Codification Topic 740, Accounting for Income Taxes, which requires the use of the “liability method” of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse.

Red River Computer Co., Inc. and Affiliate

Notes to Unaudited Consolidated Financial Statements

Six Months Ended June 30, 2011 and 2010

2.	VARIABLE INTEREST ENTITIES

A Variable Interest Entity (“VIE”) is an entity that either (i) has insufficient equity to permit the entity to finance its activities without additional subordinated financial support or (ii) has equity investors who lack the characteristics of a controlling financial interest. A VIE is consolidated by its primary beneficiary. The primary beneficiary has both the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the VIE. The Company has concluded that it is the primary beneficiary of the Affiliate and consolidated the Affiliate as a VIE.

The Affiliate is a New Hampshire limited liability company formed in January 2008 by the shareholders of the Company for the purpose of acquiring and leasing facilities to the Company. The Company considered the nature of its lease agreements with the Affiliate, its guarantee of $500,000 of the Affiliate’s debt and the common ownership of the companies in determining that it is the primary beneficiary of the Affiliate.

Assets recognized as a result of consolidating the Affiliate do not represent additional assets that could be used to satisfy claims against the Company’s general assets. Conversely, liabilities recognized as a result of consolidating the Affiliate do not represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the Affiliate. The Company’s exposure to the creditors of the Affiliate is limited to the $500,000 guarantee that it provides on one of the Affiliate’s notes payable.

The total consolidated Affiliate assets and liabilities reflected on the Company’s June 30, 2011 and December 31, 2010 balance sheet are as follows:

	June 30, 2011	December 31, 2010
Assets:
Cash and cash equivalents	$246,855	$156,997
Prepaid expenses and other current assets	64,010	-
Net property and equipment	245,677	252,139
Restricted cash	540,665	540,665
Other assets	147,271	147,271

Total assets	$1,244,478	$1,097,072

Liabilities:
Debt	$693,347	$693,347

Total liabilities	$693,347	$693,347

All assets of the Affiliate are restricted to use to settle obligations of the Affiliate. Liabilities of the Affiliate are non-recourse to the Company, except that the Company guarantees $500,000 of the Affiliate’s debt.

3.	LINES OF CREDIT AND FINANCING AGREEMENTS

Lines of Credit

As part of the Company’s cash management program, the Company utilizes a $19,500,000 line of credit with a bank to cover its normal operating needs. Interest is charged at a rate equal to LIBOR plus 3.25% (3.51% as of December 31, 2010). Amounts available for advances are limited to an amount determined by specific criteria of accounts receivable and costs incurred on uncompleted projects as defined in the agreement. The line is secured by all business assets and is also guaranteed by the Company’s stockholders.

Red River Computer Co., Inc. and Affiliate

Notes to Unaudited Consolidated Financial Statements

Six Months Ended June 30, 2011 and 2010

The line is drawn upon as each Company payment clears and is paid down automatically upon receipt of deposits by the bank. As of June 30, 2011 and December 31, 2010, the Company had $10,969,162 and $17,685,977 outstanding on the line of credit.

In connection with the line of credit financing agreement, the Company has agreed to comply with certain financial covenants that require, among other things, minimum amounts of tangible net worth and a minimum amount of debt service coverage.

Affiliate Line of Credit

The Company’s Affiliate has a demand commercial line of credit totaling $75,000, under which the Affiliate can borrow on a secured basis at 6% over the U.S. Treasury index. There was no amount outstanding under this line of credit as of June 30, 2011 or December 31, 2010. The line is subject to a security agreement where all furniture, fixtures, equipment, inventory and accounts receivable serve as collateral for any outstanding obligation.

Vendor Credit Limits

The Company has certain vendor lines of credit available, under which the Company may purchase interest free, up to a stated amount under payment terms found in the regular course of business. The total credit available from these nine vendors was $33,675,000 and $56,693,000 with $20,877,000 and $35,505,772 utilized and outstanding as of June 30, 2011 and December 31, 2010, respectively.

Escrow Agreements

In select cases, the Company enters into escrow agreements with its major vendors in which purchases by the Company are made pursuant to an assignment of the rights to collection on identified trade accounts receivable balances. The escrow agreements are facilitated through an appointed third party escrow agent. For typical escrow agreements, within five business days of receipt of payments from the customer, the escrow agent distributes the total amount due to the vendor per an executed disbursement authorization by both the Company and the vendor. After which time, the vendor’s outstanding balance per the agreement is satisfied, the balance of the receipt less the amount owed to the vendor is disbursed to the Company. The Company maintains risk of loss on the underlying receivables and in the event of nonpayment by the customers, the Company is still required to satisfy its obligation to the vendor in accordance with its normal payment terms. The total amount included in accounts receivable held under escrow agreement as of June 30, 2011 and December 31, 2010 was $1,322,751 and $11,048,489, respectively.

4.	ALASKAN COMPANY RECEIVABLES

In March 2007, the Company entered into a loan agreement to lend $1,500,000, as amended, to a Company in Alaska (“Alaskan Company”). This loan bears interest at 12% per annum. As of December 31, 2009 approximately $1,641,000 was outstanding pursuant to the loan agreement, including accrued interest. In January 2010, the Company executed a new $1,641,000 demand note agreement with the Alaskan Company that replaces the previous loan agreement. The demand note bears interest at 5% per annum, requires monthly principal and interest payments of $23,504 and matures in December 2016.

The Company, in the normal course of business, also provides for the supply of goods to the Alaskan Company. During the six months ended June 30, 2011 and 2010 the Company earned revenues of $896,613

Red River Computer Co., Inc. and Affiliate

Notes to Unaudited Consolidated Financial Statements

Six Months Ended June 30, 2011 and 2010

and $472,261, respectively, for goods sold to the Alaskan Company. As of June 30, 2011 and December 31, 2010, the Company had receivables from the Alaskan Company for the supply of goods of $1,068,207 and $2,114,819, respectively that were included in accounts receivable.

Management believes that as of the date of these financial statements, the outstanding amounts discussed above are fully collectible. In 2009, the Company filed a UCC financing statement attaching all of the Alaskan Company’s right, title and interest to receivables on outstanding contracts, proceeds on the sale or exchange of receivables and the rights to accounts and payment related to the Alaskan Company’s contracts whether presently existing or arising in the future.

5.	COMMITMENTS AND CONTINGENCIES

a.	Legal

The Company is party to various legal actions, claims, government inquiries and audits resulting from the normal course of business. The Company has been cooperating in a civil and criminal investigation relating to a former shareholder, concerning certain alleged actions of the former shareholder while he was still a shareholder and employee of the Company. Neither the Company nor any of its other shareholders or employees has been named in the proceedings; however the Company has entered into a settlement agreement whereby the Company will pay $2,300,000 including a refund for certain sales transactions that occurred during the period from October 1, 2003 to December 31, 2006 and a civil penalty. As a result of the settlement agreement, the Company is no longer obligated to pay the approximate $422,000 remaining balance on its note payable to a former stockholder as of June 30, 2011 and will recover $160,000 of previous principal and interest payments on this note that were being held in escrow. The Company has accrued the full $2,300,000 settlement at June 30, 2011, which required the Company to record an additional net charge of approximately $218,000 during the six month ended June 30, 2011.

b.	Vendor Settlement

On March 9, 2011, the Company signed a settlement agreement with a major vendor in reference to unpaid maintenance and warranty renewal orders totaling approximately $998,000 that occurred during the period of October 1, 2003 and December 31, 2006. The Company had provided an accrual for the unpaid orders at December 31, 2006. As of June 30, 2011, the settlement has been paid in full.

c.	Guarantees

The shareholders of the Company formed the Affiliate to hold an investment in Wainshal Partners, LLC (“Wainshal”) and lease office space for the Company. In 2008, The Affiliate made an approximate $403,000 investment in Wainshal, representing a 33.07% interest. Wainshal acts as the managing member (with 90% ownership) in another entity, Claremont Mill Redevelopment, LLC (“CMR”) which acquired a six floor facility in Claremont, New Hampshire. Two floors of the facility have been leased by the Affiliate, who in turn sublets the floors to the Company. The remaining four floors within the facility are leased by the two other members of Wainshal, who are unrelated to either the Affiliate or the Company.

Funding for the acquisition of the facility by CMR was provided utilizing bank debt totaling $17.9 million. The debt requires monthly interest only payments at 3.43%, with $8.6 million maturing in May 2015 and the remaining $9.3 million in May 2043. The members of Wainshal, including the Affiliate

Red River Computer Co., Inc. and Affiliate

Notes to Unaudited Consolidated Financial Statements

Six Months Ended June 30, 2011 and 2010

and the shareholders, have jointly and severally guaranteed the payment of CMR’s debt. Wainshal, the Affiliate and the shareholders can be required to perform on the guarantee only in the event of nonpayment of the debt by CMR.

6.	EMPLOYEE BENEFIT PLAN

Through December 31, 2010, the Company had a Savings Incentive Match Plan for Employees of Small Employers (a “SIMPLE Plan”). The plan covered all employees who were expected to receive at least $5,000 in compensation for the calendar year. Employees had the option to elect to have salary reduction deferrals not to exceed the amount as specified annually by the Internal Revenue Service. The Company was required to make matching contributions equal to the employees’ salary reduction, not to exceed 3% of employees’ compensation for the calendar year. All contributions made under the SIMPLE Plan are fully vested and non-forfeitable.

Effective January 1, 2011, the Company adopted a defined contribution 401(k) retirement plan covering all eligible employees. Employer contributions to the plan are 3% of eligible wages per eligible employee. Employees have the option to contribute up the federal limits adjusted annually.

7.	SUBSEQUENT EVENTS

The Company has reviewed events occurring after June 30, 2011 through the date the financial statements were available to be issued. The Company has not identified any subsequent events requiring adjustment to the consolidated financial statements. The following was identified for disclosure:

In October 2011, the Company replaced its existing line of credit with an accounts receivable and inventory floor plan facility with a financial institution. Pursuant to the new facility the Company can borrow up to a maximum of $15,000,000 (seasonally adjusted August 1 through January 31 to $20,000,000) based upon a percentage of eligible accounts receivable. Borrowings under the accounts receivable facility bear interest at LIBOR plus 3%. The facility also provides for an inventory floor plan whereby the Company can borrow based upon purchases from vendors that have been approved by the lender. The maximum amount outstanding under the accounts receivable line of credit and the inventory floor plan cannot exceed $35,000,000 (seasonally adjusted August 1 through January 31 to $55,000,000).

        shares

Common Stock

PROSPECTUS

Needham & Company, LLC

Janney Montgomery Scott	Morgan Joseph TriArtisan

Until                     , 2011 which is the date 25 days after the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

                    , 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the NASDAQ Global Market initial listing fee.

	Amount to be Paid
SEC registration fee		$20,318
FINRA filing fee		18,000
NASDAQ Global Market initial listing fee		150,000
Printing and engraving			*
Legal fees and expenses			*
Accounting fees and expenses			*
Transfer agent and registrar fees			*
Miscellaneous fees and expenses			*

Total	$		*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) arising under Section 174 of the Delaware General Corporation Law, which provides for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or (4) for any transaction from which the director derived an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, will eliminate the personal liability of directors to the fullest extent permitted by the Delaware General Corporation Law. This provision in the amended and restated certificate of incorporation does not eliminate the directors’ or officers’ fiduciary duty, and in appropriate circumstances, equitable remedies like injunctive or other forms of non-monetary relief will remain available under Delaware law. This provision also does not affect a director’s or officer’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

We intend to enter into indemnification agreements with our directors and officers, a form of which is attached as Exhibit 10.10 and incorporated by reference. The indemnification agreements provide our directors and officers with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. Reference is made to Section              of the underwriting agreement attached as Exhibit 1.1 to this Registration Statement, which provides for indemnifying our directors and officers against limited liabilities.

Our amended and restated bylaws, which will be in effect upon the completion of this offering, provide for mandatory indemnification of our directors and officers to the maximum extent permitted by the Delaware General Corporation Law, provided that, except with respect to proceedings to enforce rights to indemnification, the Company will indemnify our directors and officers in connection with a proceeding initiated by such indemnitee only if the proceeding was authorized by our Board of Directors. Our amended and restated bylaws also provide that we are authorized to purchase directors’ and officers’ liability insurance, which we will maintain effective not later than the effectiveness of the registration statement to cover our directors and executive officers.

Please see Section              of the underwriting agreement relating to this offering, filed as Exhibit 1.1 to this Registration Statement, for indemnification arrangements between us and the underwriters.

Item 15. Recent Sales of Unregistered Securities.

In the three years preceding the filing of this Registration Statement, we have issued the following securities that were not registered under the Securities Act:

On November 19, 2009, pursuant to the exemption from registration provided under Section 4(2) of the Securities Act, we issued 100 shares of common stock to Bluefin Management, LLC, a Delaware limited liability company and our sole stockholder, for an aggregate price of $1, in connection with our incorporation in Delaware.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits

Exhibit Number	Description of Document

*1.1	Underwriting Agreement

†2.1	Agreement and Plan of Merger by and among Synergy Acquisition Corp., FS Merger Sub, Inc., fusionstorm, and John G. Varel in his capacity as the designated representative of the holders of fusionstorm capital stock, dated as of May 14, 2011

†2.2	Amendment No. 1 to Agreement and Plan of Merger by and among FusionStorm Global Inc. (f/k/a Synergy Acquisition Corp.), FS Merger Sub, Inc., fusionstorm and John G. Varel in his capacity as the designated representative of the holders of fusionstorm capital stock, dated as of June 20, 2011

†2.3	Voting Agreement dated as of May 14, 2011 by and among Synergy Acquisition Corp., FS Merger Sub, Inc. and John G. Varel, individually and as Trustee of The John G. Varel Trust, dated June 13, 2008

†2.4	Stock Purchase Agreement by and among Synergy Acquisition Corp., Global Technology Resources, Inc., the Stockholders of Global Technology Resources, Inc. and Glen Smith as the Shareholders’ Representative, dated as of May 31, 2011

†2.5	Stock Purchase Agreement by and among Synergy Acquisition Corp., Red River Computer Co., Inc. and the Stockholders of Red River Computer Co., Inc., dated as of June 2, 2011

†2.6	Amendment No. 2 to Agreement and Plan of Merger by and among FusionStorm Global Inc. (f/k/a Synergy Acquisition Corp.), FS Merger Sub, Inc., fusionstorm and John G. Varel in his capacity as the designated representative of the holders of fusionstorm capital stock, dated as of October 3, 2011

†3.1	Certificate of Incorporation of Synergy Acquisition Corp.

Exhibit Number	Description of Document

†3.2	Certificate of Amendment to Certificate of Incorporation of Synergy Acquisition Corp., dated May 24, 2011

†3.3	Proposed form of Amended and Restated Certificate of Incorporation of FusionStorm Global Inc. (to become effective as of the closing of the offering)

†3.4	By-Laws of Synergy Acquisition Corp.

†3.5	Proposed form of Amended and Restated By-Laws of FusionStorm Global Inc. (to become effective as of the closing of the offering)

†4.1	Reference is made to Exhibits 2.1, 2.2, 2.3, 2.4 and 2.5

†4.2	Specimen certificate for common stock of FusionStorm Global Inc.

*5.1	Opinion of Foley Hoag LLP

†10.1	FusionStorm Global Inc. 2011 Equity Incentive Plan

†10.2	Employment Agreement by and between fusionstorm and John G. Varel, dated as of January 1, 2010

†10.3	Employment Agreement by and between fusionstorm and Daniel Serpico, dated as of January 1, 2010

†10.4	Form of Employment Agreement between the Registrant and Daniel Serpico, to be dated as of the date of the closing of the offering

†10.5	Form of Employment Agreement between the Registrant and Michael Soja, to be dated as of the date of the closing of the offering

†10.6	Form of Employment Agreement between the Registrant and Neil McLaughlin, to be dated as of the date of the closing of the offering

†10.7	Form of Employment Agreement between Red River Computer Co., Inc. and Richard K. Bolduc, to be dated as of the date of the closing of the offering

†10.8	Form of Employment Agreement between Global Technology Resources, Inc. and Gregory Byles, to be dated as of the date of the closing of the offering

†10.9	Form of Employment Agreement between Global Technology Resources, Inc. and Glenn Smith, to be dated as of the date of the closing of the offering

†10.10	Form of Indemnification Agreement between the Registrant and Directors and Executive Officers thereof

†10.11	Lease by and between Franklin Oaks Equity Partners, LLC and fusionstorm, dated as of September 14, 2006

†10.12	Lease Agreement between Transamerica Realty Services, LLC and fusionstorm, dated July 15, 2005

†10.13	First Amendment to Office Lease between Transamerica Realty Services, LLC and fusionstorm, dated as of January 5, 2010

†10.14	Asset Purchase Agreement by and among fusionstorm, Jeskell Systems, LLC and Jeskell Incorporated, dated October 22, 2010

†10.15	Settlement Agreement and Release by and among fusionstorm, John Varel, PC Specialists dba Technology Integration Group and the other parties thereto, dated August 17, 2010

†10.16	Repayment Agreement by and among fusionstorm, John Varel, PC Specialists dba Technology Integration Group and the other parties thereto, dated November 9, 2010

†10.17	Settlement Agreement and Mutual Release by and between MTI Technology Corporation, fusionstorm, John Varel, Daniel R. Serpico and the other parties thereto, dated August 27, 2010.

†10.18	Office Lease between LUI Denver Broadway, LLC and Global Technology Resources, Inc., dated August 13, 2007

Exhibit Number	Description of Document

†10.19	First Amendment to Office Lease between LUI Denver Broadway, LLC and Global Technology Resources, Inc., dated October 4, 2007

†10.20	Second Amendment to Office Lease between LUI Denver Broadway, LLC and Global Technology Resources, Inc., dated November 19, 2007

†10.21	Office Lease between BVS Partners, LLC and Global Technology Resources, Inc., dated August 15, 2010

†10.22	Commercial Lease Between Wainshal Mill Leasing Company LLC and RRCC Realty, LLC, with Red River Computer Co., Inc. as Approved Subtenant, dated May 8, 2008

†10.23	First Amendment to Commercial Lease Between Wainshal Mill Leasing Company LLC and RRCC Realty, LLC, with Red River Computer Co., Inc. as Approved Subtenant

†10.24	Rent Schedule between RRCC Realty LLC and Red River Computer Co., Inc., dated June 1, 2010

†10.25	Letter agreement between Monroe & Company, LLC and FusionStorm Global Inc. (f/k/a Synergy Acquisition Corp.), dated November 19, 2009

10.26	Form of Employment Agreement between Global Technology Resources, Inc. and Timothy Rod, to be dated as of the date of the closing of the offering

†21.1	List of Subsidiaries

23.1	Consent of McGladrey & Pullen, LLP

23.2	Consent of Ehrhardt Keefe Steiner & Hottman PC

†23.3	Consent of Foley Hoag LLP (included in Exhibit 5.1)

†24.1	Power of Attorney (contained on page II-5 of the Registration Statement filed on August 12. 2011)

*	To be filed by amendment.
†	Previously filed.

(b)	Financial Statement Schedules

All schedules are omitted because they are not applicable or the required information is shown in our financial statements and related notes.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, FusionStorm Global Inc. has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Boston, Massachusetts, on this 28th day of October, 2011.

FUSIONSTORM GLOBAL INC.

By:	/s/ James L. Monroe
James L. Monroe Chairman of the Board of Directors and President

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to the Registration Statement has been signed by the following person in the capacities and on the date indicated.

Signature	Title	Date

/s/ James L. Monroe James L. Monroe	Chairman of the Board of Directors, President (Principal Executive Officer), Treasurer (Principal Financial and Accounting Officer) and Director	October 28, 2011

EXHIBIT INDEX

Exhibit Number	Description of Document

*1.1	Underwriting Agreement

†2.1	Agreement and Plan of Merger by and among Synergy Acquisition Corp., FS Merger Sub, Inc., fusionstorm, and John G. Varel in his capacity as the designated representative of the holders of fusionstorm capital stock, dated as of May 14, 2011

†2.2	Amendment No. 1 to Agreement and Plan of Merger by and among FusionStorm Global Inc. (f/k/a Synergy Acquisition Corp.), FS Merger Sub, Inc., fusionstorm and John G. Varel in his capacity as the designated representative of the holders of fusionstorm capital stock, dated as of June 20, 2011

†2.3	Voting Agreement dated as of May 14, 2011 by and among Synergy Acquisition Corp., FS Merger Sub, Inc. and John G. Varel, individually and as Trustee of The John G. Varel Trust, dated June 13, 2008

†2.4	Stock Purchase Agreement by and among Synergy Acquisition Corp., Global Technology Resources, Inc., the Stockholders of Global Technology Resources, Inc. and Glen Smith as the Shareholders’ Representative, dated as of May 31, 2011

†2.5	Stock Purchase Agreement by and among Synergy Acquisition Corp., Red River Computer Co., Inc. and the Stockholders of Red River Computer Co., Inc., dated as of June 2, 2011

†2.6	Amendment No. 2 to Agreement and Plan of Merger by and among FusionStorm Global Inc. (f/k/a Synergy Acquisition Corp.), FS Merger Sub, Inc., fusionstorm and John G. Varel in his capacity as the designated representative of the holders of fusionstorm capital stock, dated as of October 3, 2011

†3.1	Certificate of Incorporation of Synergy Acquisition Corp.

†3.2	Certificate of Amendment to Certificate of Incorporation of Synergy Acquisition Corp., dated May 24, 2011

†3.3	Proposed form of Amended and Restated Certificate of Incorporation of FusionStorm Global Inc. (to become effective as of the closing of the offering)

†3.4	By-Laws of Synergy Acquisition Corp.

†3.5	Proposed form of Amended and Restated By-Laws of FusionStorm Global Inc. (to become effective as of the closing of the offering)

†4.1	Reference is made to Exhibits 2.1, 2.2, 2.3, 2.4 and 2.5

†4.2	Specimen certificate for common stock of FusionStorm Global Inc.

*5.1	Opinion of Foley Hoag LLP

†10.1	FusionStorm Global Inc. 2011 Equity Incentive Plan

†10.2	Employment Agreement by and between fusionstorm and John G. Varel, dated as of January 1, 2010

†10.3	Employment Agreement by and between fusionstorm and Daniel Serpico, dated as of January 1, 2010

†10.4	Form of Employment Agreement between the Registrant and Daniel Serpico, to be dated as of the date of the closing of the offering

†10.5	Form of Employment Agreement between the Registrant and Michael Soja, to be dated as of the date of the closing of the offering

†10.6	Form of Employment Agreement between the Registrant and Neil McLaughlin, to be dated as of the date of the closing of the offering

†10.7	Form of Employment Agreement between Red River Computer Co., Inc. and Richard K. Bolduc, to be dated as of the date of the closing of the offering

†10.8	Form of Employment Agreement between Global Technology Resources, Inc. and Gregory Byles, to be dated as of the date of the closing of the offering

†10.9	Form of Employment Agreement between Global Technology Resources, Inc. and Glenn Smith, to be dated as of the date of the closing of the offering

Exhibit Number	Description of Document

†10.10	Form of Indemnification Agreement between the Registrant and Directors and Executive Officers thereof

†10.11	Lease by and between Franklin Oaks Equity Partners, LLC and fusionstorm, dated as of September 14, 2006

†10.12	Lease Agreement between Transamerica Realty Services, LLC and fusionstorm, dated July 15, 2005

†10.13	First Amendment to Office Lease between Transamerica Realty Services, LLC and fusionstorm, dated as of January 5, 2010

†10.14	Asset Purchase Agreement by and among fusionstorm, Jeskell Systems, LLC and Jeskell Incorporated, dated October 22, 2010

†10.15	Settlement Agreement and Release by and among fusionstorm, John Varel, PC Specialists dba Technology Integration Group and the other parties thereto, dated August 17, 2010

†10.16	Repayment Agreement by and among fusionstorm, John Varel, PC Specialists dba Technology Integration Group and the other parties thereto, dated November 9, 2010

†10.17	Settlement Agreement and Mutual Release by and between MTI Technology Corporation, fusionstorm, John Varel, Daniel R. Serpico and the other parties thereto, dated August 27, 2010.

†10.18	Office Lease between LUI Denver Broadway, LLC and Global Technology Resources, Inc., dated August 13, 2007

†10.19	First Amendment to Office Lease between LUI Denver Broadway, LLC and Global Technology Resources, Inc., dated October 4, 2007

†10.20	Second Amendment to Office Lease between LUI Denver Broadway, LLC and Global Technology Resources, Inc., dated November 19, 2007

†10.21	Office Lease between BVS Partners, LLC and Global Technology Resources, Inc., dated August 15, 2010

†10.22	Commercial Lease Between Wainshal Mill Leasing Company LLC and RRCC Realty, LLC, with Red River Computer Co., Inc. as Approved Subtenant, dated May 8, 2008

†10.23	First Amendment to Commercial Lease Between Wainshal Mill Leasing Company LLC and RRCC Realty, LLC, with Red River Computer Co., Inc. as Approved Subtenant

†10.24	Rent Schedule between RRCC Realty LLC and Red River Computer Co., Inc., dated June 1, 2010

†10.25	Letter agreement between Monroe & Company, LLC and FusionStorm Global Inc. (f/k/a Synergy Acquisition Corp.), dated November 19, 2009

10.26	Form of Employment Agreement between Global Technology Resources, Inc. and Timothy Rod, to be dated as of the date of the closing of the offering

†21.1	List of Subsidiaries

23.1	Consent of McGladrey & Pullen, LLP

23.2	Consent of Ehrhardt Keefe Steiner & Hottman PC

†23.3	Consent of Foley Hoag LLP (included in Exhibit 5.1)

†24.1	Power of Attorney (contained on page II-5 of the Registration Statement filed on August 12, 2011)

*	To be filed by amendment.
†	Previously filed.